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As filed with the Securities and Exchange Commission on September 23, 2004

Registration No. 333-115260

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

AMENDMENT NO. 4
TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

NESS TECHNOLOGIES, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	7371	98-0346908
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Ness Tower
Atidim High-Tech Industrial Park
Building 4
Tel Aviv 61580, Israel
Telephone: +972 (3) 766-6800
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

Raviv Zoller
President and Chief Executive Officer
Ness Technologies, Inc.
3 University Plaza, Suite 600
Hackensack, New Jersey 07601
Telephone: (201) 488-7222
(Name, Address Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Steven Wolosky, Esq. Olshan Grundman Frome Rosenzweig & Wolosky LLP Park Avenue Tower 65 East 55th Street New York, New York 10022 Telephone: (212) 451-2300 Facsimile: (212) 451-2222	Rod Miller, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 Telephone: (212) 310-8000 Facsimile: (212) 310-8007

As soon as practicable after the effective date of this registration statement
(Approximate Date of Commencement of Proposed Sale to the Public)

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. Neither we nor the selling stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and neither we nor the selling stockholders are soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated September 23, 2004

PROSPECTUS

11,672,000 Shares

Ness Technologies, Inc.

Common Stock

This is our initial public offering of common stock. We are offering 7,528,896 shares and the selling stockholders are offering 4,143,104 shares. We will not receive any proceeds from the sale of the shares by the selling stockholders.

We expect the initial public offering price to be between $15.00 and $17.00 per share. Currently no public market exists for the shares. We expect that the shares will be quoted on the Nasdaq National Market under the symbol "NSTC."

        Investing in the common stock involves risks that are described in the "Risk Factors" section beginning on page 10 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Ness	$	$
Proceeds, before expenses, to selling stockholders	$	$

The underwriters may also purchase up to 1,750,800 additional shares from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about                        , 2004.

LEHMAN BROTHERS	MERRILL LYNCH & CO.

FRIEDMAN BILLINGS RAMSEY	PIPER JAFFRAY

                        , 2004

        [EDGAR description of artwork for the inside front cover of the prospectus:
The graphic includes pictures representing the industries to which the company provides IT services, with applicable captions, and the company's logo. The background is a globe marked to show the locations in which the company has operations. The flags of the countries in which the company has operations appear at the bottom of the graphic.]

        You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

        Through and including                        , 2004 (the 25th day after the date of this prospectus), all dealers effecting transactions in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to its unsold allotment or subscription.

i

PROSPECTUS SUMMARY

        This summary highlights material information contained elsewhere in this prospectus. We urge you to read this entire prospectus carefully, including the "Risk Factors" section and the consolidated financial statements and related notes appearing elsewhere in this prospectus, before making an investment decision.

Ness Technologies, Inc.

General

        We are a global provider of information technology, or IT, services and end-to-end business solutions designed to help clients improve their competitiveness and effectiveness. End-to-end business solutions encompass all stages of a client's business process and incorporate all technologies and IT services related to that process. Our portfolio of solutions and services includes outsourcing, system integration and application development, software and consulting, and quality assurance and training.

        We provide services to a significant number of clients in the commercial, industrial and government sectors. We have a highly skilled workforce of experienced IT employees and consulting professionals across our key vertical markets. The primary industries, or verticals, we serve include government and defense, financial services, life sciences and healthcare, telecommunications and utilities, and independent software vendors, or ISVs. We combine our knowledge of these vertical markets and our clients' businesses with our technical expertise to deliver tailored solutions to our clients, many of whom are subject to rigorous regulatory requirements.

        We have operations in 14 countries across North America, Europe and Asia. We combine our deep vertical expertise and strong technical capabilities to provide a complete range of high quality services on a global scale. By integrating our local and international personnel in focused business and project teams, this global delivery model leverages our corporate knowledge and experience, intellectual property and global infrastructure to develop innovative solutions for clients across the geographies and verticals we serve. We complement our global delivery model with our offshore delivery capabilities to achieve meaningful cost reductions or other benefits for our clients.

        We provide services to over 500 clients located throughout the world, including a number of Fortune 1000 and Global 2000 companies. We have achieved recurring revenues as a result of our multi-year contracts and long-standing relationships with clients such as ABN AMRO, American Express, AT&T, Business Objects, Czech Telecom, Israel Aircraft Industries, Israel Discount Bank, Orange and Pfizer, which are among the largest clients in each of our verticals based on revenues. In 2003, existing clients from prior years generated more than 80% of our revenues, with no single client accounting for more than 5% of our revenues.

        Our services and solutions offerings are strengthened by our strategic alliances and close relationships with leading global software and infrastructure vendors, which allow our clients to benefit from a selection of technologies and innovation. We maintain the highest level of certification with many of our key partners, which allows us to influence their development of products and services and obtain and offer to our clients early access to new product offerings. These certifications are awarded by major ISVs and service providers to those partners that demonstrate high levels of professional and technical expertise. Some key alliances and partnerships that are applicable across multiple industry verticals and geographies, and with whom we conduct business and maintain high levels of certification, are BEA Systems, Documentum, EMC, IBM, Mercury Interactive, Microsoft, SAP and Unisys.

        Our revenues, including through acquisitions, have grown from $151.6 million in 2001 to $225.8 million in 2003, representing a compounded annual growth rate of approximately 22%. During that time, our results of operations have also improved from a net loss of $18.5 million for 2001, to net income of $3.5 million for 2003. For the six months ended June 30, 2004, our revenues were $145.0 million and our net income was $5.3 million.

        For 2001, 2002 and 2003, the percentage of our revenues generated by public- and private-sector clients in Israel was 93%, 80% and 68%, respectively, and 58% for the six months ended June 30, 2004. The percentage of our revenues derived, in aggregate, from agencies of the government of Israel for the same time periods was 16%, 17%, 14% and 12%, respectively, while our revenues from these agencies increased steadily during the same periods.

        Ness Technologies, Inc. was incorporated in Delaware in March 1999 in connection with the acquisition between 1997 and 1999 of six Israeli IT companies, which collectively average more than 20 years of IT experience. These companies, and each company we subsequently acquired, have been successfully integrated into our corporate structure, and the acquired capabilities, know-how and staff have been assigned to our various business groups.

        Our principal executive office in the United States is located at 3 University Plaza, Suite 600, Hackensack, New Jersey 07601. Our telephone number there is (201) 488-7222. Our principal executive office in Israel is located at Ness Tower, Atidim High-Tech Industrial Park, Building 4, Tel Aviv 61580, Israel. Our telephone number there is +972 (3) 766-6800.

        Ness and V-Ness are our primary trademarks and trade names. All other trademarks, trade names and service marks used in this prospectus are the property of their respective owners.

        Unless otherwise noted, (1) all references to "dollars" or "$" are to United States dollars and all references to "NIS" are to New Israeli Shekels, (2) all of the information provided on a pro forma basis assumes completion of our acquisition of Apar Holding Corp. on January 1, 2003 and (3) all references to shares of our common stock and per share information have been adjusted to reflect the 0.7193-for-one reverse stock split effected on September 20, 2004.

Competitive Strengths

        We believe that our competitive strengths include:

        Our vertical expertise.    Since our inception, we have achieved leading positions in a number of the verticals in which we compete. We maintain a staff of highly skilled industry experts in each of these verticals and use this expertise on our engagements to provide a range of end-to-end business solutions.

        Our global delivery model.    We provide services to our clients through a comprehensive global delivery model that integrates both local and global resources in a cost-effective manner. Our fully operational offshore outsourcing centers, including our offshore facilities in India, enable us to minimize the difficulties other outsourcing vendors now face in using foreign employees in the United States.

        Our proven track record.    By consistently providing high quality services, we have achieved a track record of project successes through the completion of numerous engagements around the world.

        Our focus on quality.    We believe strongly in quality throughout our organization. We maintain independent quality assurance capabilities in geographies where we operate.

        Our focus on innovation.    Our employees possess a level of business and technical knowledge that enables us to be innovative when on assignment.

        Our breadth of service offerings.    We believe that the breadth of our service offerings enables us to be a one-stop shop, providing comprehensive business solutions.

        Our long-term relationships with a diverse client base.    We have long-term relationships with many of our clients and, in 2003, existing clients from prior years generated more than 80% of our revenues. Our client base is diverse and we are not dependent on any single client. Agencies of the government of Israel, in aggregate, represented 12% of our pro forma revenues in 2003.

        Our proven ability to scale.    We have grown continuously and successfully since inception, and we have demonstrated the ability to expand our teams and facilities to meet the needs of our clients.

        Our organizational and business flexibility.    Our flexible organizational structure, business culture and technological abilities have allowed us to adapt to rapidly changing economic conditions, as well as significant changes in our clients' needs, enabling us to continue to grow and improve our performance despite the economic downturn of recent years.

        Our ability to integrate acquired companies.    We have grown primarily through acquisitions and we have successfully integrated each acquired company into our corporate structure and culture.

        Our ability to retain and educate employees.    We have maintained a relatively low attrition rate despite traditionally high turnover in the IT services industry.

        Our well-established internal infrastructure.    We utilize an enterprise resource planning system and a customer relationship management system, embodying our best practices, corporate methodologies and financial controls.

Business Strategy

        Our goal is to further solidify and enhance our position as a global IT services and solutions provider on the basis of our quality, professionalism, vertical expertise, reliability and technical innovation. We hold a leading market position in Israel based on revenues from IT services. We intend to extend our geographic and vertical reach through the following strategic initiatives:

        Further penetrate the North American market as well as emerging markets. We intend to focus considerably on expanding our revenues in North America, and to penetrate specific niches in that market by utilizing our vertical offerings and technical expertise, both organically and through acquisitions. Our acquisition strategy will also target emerging markets in which we believe growth and potential profitability are higher, such as Eastern Europe and Asia.

        Be a market leader in key verticals.    We intend to further solidify our position in our key verticals through internal growth based on complementary offshore offerings and key partnerships, and external growth through acquisitions.

        Continue to grow long-term and recurring revenues through outsourcing and offshore services.    We intend to continue to expand the proportion of our revenues generated from long-term, recurring contracts by focusing on long-term engagements, outsourcing, life-cycle services and other multi-year services, including offshore services.

        Enhance brand visibility.    We intend to continue to develop our brand identity through targeted marketing activities as well as through the exposure provided by this offering.

        Pursue strategic alliances.    We intend to continue to develop alliances that complement our core competencies.

        Continue to strengthen our leading position in the Israeli IT services market.    We intend to retain and enhance our leading market position in Israel with internal growth from outsourcing and a continued focus on our vertical strengths.

The Offering

Common stock offered by us	7,528,896 shares of common stock
Common stock offered by the selling stockholders	4,143,104 shares of common stock
Common stock to be outstanding after the offering	31,021,790 shares of common stock
Over-allotment option
We have granted to the underwriters an option to purchase up to an aggregate of 1,750,800 additional shares of common stock, exercisable to cover over-allotments, if any, at the public offering price less the underwriting discounts and commissions shown on the cover page of this prospectus. The underwriters may exercise this option at any time until 30 days after the date of this prospectus.
Use of proceeds
We estimate that our net proceeds from this offering without exercise of the over-allotment option will be approximately $109.0 million, based on the mid-point of the pricing range. We intend to use these proceeds to repay a portion of our outstanding indebtedness, and to fund business growth and expansion, including expansion of our infrastructure and facilities in India and potential acquisitions.
We will not receive any proceeds from the sale of shares by the selling stockholders.
Risk factors	See "Risk Factors" and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.
Proposed Nasdaq National Market symbol	"NSTC"

        The number of shares of our common stock that will be outstanding after this offering set forth above is based on 16,658,462 shares outstanding as of August 31, 2004 and 6,834,432 additional shares to be issued upon conversion of the Class B and Class C preferred stock, including in accordance with anti-dilution provisions relating to the Class C preferred stock and accrued dividends on the Class B preferred stock, and excludes:

  •
  40,281 shares of our common stock issuable upon exercise of an outstanding warrant, at an exercise price of $10.33 per share, which expires two years from the date of completion of this offering;

  •
  7,246,457 shares of our common stock reserved for issuance upon exercise of stock options granted under our stock option plans, at a weighted average exercise price of $7.54 per share;

  •
  55,340 shares of our common stock issuable upon conversion of $1.0 million of indebtedness of one of our subsidiaries, which conversion right expires on September 30, 2004;

  •
  262,319 shares of our common stock issuable to the holders of shares of common stock of Ness U.S.A. Inc., one of our subsidiaries, upon their acceptance of our offer to exchange shares of our common stock for their shares of Ness U.S.A. stock; and

  •
  101,096 shares of our common stock issuable to the former holders of common stock of Apar Holding Corp., or Apar, pursuant to the terms of the merger agreement among us and those former holders, including one of our principal stockholders.

        Unless specifically stated otherwise, the information in this prospectus:

  •
  reflects a 0.7193-for-one reverse split of shares of our common stock; any fractional shares of our common stock resulting from such reverse split shall be paid in cash to our stockholders;

  •
  assumes no exercise of the underwriters' over-allotment option;

  •
  assumes no exercise of warrants or options, or conversion of convertible indebtedness, outstanding on the date of this prospectus, and no issuance of shares to the holders of common stock of Ness U.S.A. or to the former holders of common stock of Apar;

  •
  reflects the conversion, immediately prior to the completion of this offering, of all shares of Class B preferred stock to an aggregate of 3,364,156 shares of our common stock;

  •
  reflects the issuance, immediately prior to the completion of this offering, of an aggregate of 541,946 shares of our common stock to the holders of Class B preferred stock as payment of accrued dividends on the Class B preferred stock;

  •
  reflects the conversion, immediately prior to the completion of this offering, of all shares of Class C preferred stock and the issuance of 516,770 additional shares of common stock in accordance with anti-dilution provisions described under "Description of Capital Stock—Preferred Stock," aggregating 2,928,330 shares of our common stock; and

  •
  reflects the filing, immediately prior to the completion of this offering, of our amended and restated certificate of incorporation, referred to in this prospectus as our certificate of incorporation, and the adoption of our amended and restated by-laws, referred to in this prospectus as our by-laws, implementing the provisions described under "Description of Capital Stock."

Summary Historical Consolidated and Pro Forma Consolidated Combined Financial Data

        The following tables summarize our historical consolidated financial data for the periods presented and on a pro forma basis for the year ended December 31, 2003 and the six months ended June 30, 2003 to reflect the acquisition of Apar. The summary historical consolidated statement of operations data for the years ended December 31, 2001, 2002 and 2003 and the summary historical consolidated balance sheet data as of December 31, 2002 and 2003 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary historical consolidated statement of operations data for the years ended December 31, 1999 and 2000 and the summary historical consolidated balance sheet data as of December 31, 1999, 2000 and 2001 are derived from our audited consolidated financial statements not included in this prospectus. These financial statements have been prepared in accordance with U.S. generally accepted accounting principles. The summary historical consolidated statement of operations data for the six months ended June 30, 2003 and 2004 and the summary historical consolidated balance sheet data as of June 30, 2004 are derived from the unaudited consolidated financial statements included elsewhere in this prospectus, all of which, in the opinion of management, have been prepared on the same basis as the audited consolidated financial statements, and reflect all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the financial data in accordance with generally accepted accounting principles for interim financial reporting for the periods presented. The pro forma data combines the consolidated historical statement of operations of Ness and of the acquired Apar businesses as if the Apar acquisition had been completed on January 1, 2003. This pro forma information should be read in conjunction with the respective consolidated historical financial statements, and the related notes, of Ness and the acquired Apar businesses included elsewhere in this prospectus. The pro forma adjustments reflecting the consummation of the Apar acquisition are based on the purchase method of accounting, available financial information and the estimates and assumptions described in the notes under the caption "Unaudited Pro Forma Consolidated Combined Financial Information." You should read the following financial information together with "Unaudited Pro Forma Consolidated Combined Financial Information," "Selected Historical Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the related notes included elsewhere in this prospectus. Our historical results may not be indicative of the operating results to be expected in any future period and our results for interim periods may not be indicative of results to be expected for the entire year.

	Year ended December 31,						Six months ended June 30,
	1999	2000	2001	2002(2)	2003(3)	Pro Forma 2003	2003	Pro Forma 2003	2004
						(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in thousands, except per share data)
Statement of Operations Data:
Revenues	$98,096	$162,970	$151,612	$166,576	$225,768	$256,453	$92,362	$123,047	$145,025
Cost of revenues	63,525	114,117	105,604	104,541	158,987	180,764	65,031	86,808	100,633
Provision for losses (reverse of losses) on uncompleted contracts	881	740	—	161	788	788	323	323	(485)

Gross profit	33,690	48,113	46,008	61,874	65,993	74,901	27,008	35,916	44,877

Operating expenses:
Selling and marketing	8,411	18,650	18,302	19,192	21,287	22,715	9,790	11,218	12,130
General and administrative	17,475	40,495	29,679	30,168	36,115	45,353	13,370	22,608	23,197
Research and development, net	448	1,508	2,250	1,516	1,559	1,559	1,116	1,116	—
Goodwill amortization	2,796	5,450	5,390	—	—	—	—	—	—
Other	—	—	—	198	665	665	—	—	—

Total operating expenses	29,130	66,103	55,621	51,074	59,626	70,292	24,276	34,942	35,327

Operating income (loss)	4,560	(17,990)	(9,613)	10,800	6,367	4,609	2,732	974	9,550
Financial income (expenses), net	(3,929)	(5,237)	(5,887)	(8,829)	(1,451)	(1,365)	324	410	(3,150)
Other income (expenses), net	(452)	108	(856)	(347)	(422)	(422)	(256)	(256)	95

Income (loss) before taxes on income	179	(23,119)	(16,356)	1,624	4,494	2,817	2,800	1,128	6,495
Taxes on income (tax benefit)	2,743	1,713	807	(48)	(54)	(251)	(33)	(230)	485
Equity in net earnings (losses) of affiliates	—	(291)	12	(35)	11	11	39	39	(648)
Minority interests in losses (earnings) of subsidiary	(299)	26	(96)	(377)	—	—	212	212	(35)

Income (loss) from continuing operations	(2,863)	(25,097)	(17,247)	1,260	4,559	$3,084	3,084	1,609	5,327

Loss from discontinued operations	—	—	(1,234)	(395)	(1,105)		(704)		—

Net income (loss)	$(2,863)	$(25,097)	$(18,481)	$865	$3,454		$2,380		$5,327

Basic net earnings (loss) per share from continuing operations(1)	$(0.35)	$(3.04)	$(2.43)	$(0.18)	$0.20	$0.04	$0.14	(0.01)	$0.24
Basic net earnings (loss) per share(1)	$(0.40)	$(3.38)	$(2.58)	$(0.23)	$0.13		$0.08		$0.24
Diluted net earnings (loss) per share from continuing operations(1)	$(0.35)	$(3.04)	$(2.43)	$(0.18)	$0.19	$0.04	$0.13	(0.01)	$0.21
Diluted net earnings (loss) per share(1)	$(0.40)	$(3.38)	$(2.58)	$(0.23)	$0.12		$0.08		$0.21
Weighted average number of shares used in computing basic net earnings (loss) per share	8,134	8,247	8,247	8,474	15,379	18,490	12,240	16,050	18,890
Weighted average number of shares used in computing diluted net earnings (loss) per share	8,134	8,247	8,247	8,474	16,611	19,722	13,314	16,050	21,247

(1)
Gives effect to issuance of additional shares of our common stock as payment of accrued dividends on Class B preferred stock.

(2)
In September 2002, we acquired APP Group CEE B.V. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Consolidated Results of Operations—2003 Compared to 2002."

(3)
In June 2003, we acquired Apar Holding Corp. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Consolidated Results of Operations—2003 Compared to 2002" and "—Six Months Ended June 30, 2004 Compared to the Six Months Ended June 30, 2003."

        The following table presents a summary of our balance sheet

  •
  on an actual basis at December 31, 1999, 2000, 2001, 2002 and 2003;

  •
  on an actual basis at June 30, 2004; and

  •
  on a pro forma as adjusted basis at June 30, 2004 to give effect to (a) the conversion, immediately prior to the completion of this offering, of all shares of Class B and Class C preferred stock into an aggregate of 6,292,486 shares of our common stock (including 516,770 shares issued in accordance with anti-dilution provisions), (b) the issuance, upon the completion of this offering, of an aggregate of 541,946 shares of our common stock to the holders of Class B preferred stock as payment of accrued dividends on the Class B preferred stock, (c) the issuance and sale of the 7,528,896 shares of common stock offered by us in this offering at an assumed initial public offering price of $16.00 per share and (d) our anticipated application of the net proceeds of this offering.

	As of December 31,					As of June 30, 2004
	1999	2000	2001	2002	2003	Actual	Pro Forma As Adjusted
	(in thousands)
						(unaudited)	(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$21,396	$30,799	$41,356	$43,494	$46,004	$43,511	$107,541
Short-term bank deposits	4,978	238	204	—	3,248	—	—
Working capital	6,897	25,184	22,857	18,178	16,770	14,205	83,235
Total assets	223,512	241,227	230,854	241,883	339,483	342,009	411,039
Total debt, including current maturities	98,425	83,445	92,183	84,204	90,453	81,161	41,161
Stockholders' equity	50,546	77,218	52,887	62,365	126,355	128,931	237,961

RISK FACTORS

        Investing in our common stock involves risks. You should carefully consider the following risk factors and other information in this prospectus before purchasing our common stock. Any of the risks described below could result in a material adverse effect on our business, results of operations and financial condition. The trading price of our common stock may decline due to any of these risks, and you could lose all or part of your investment.

Risks Relating to Our Business

If we fail to manage our growth, our business could be disrupted and our profitability will likely decline.

        We have experienced rapid growth in recent periods through both acquisitions and organic growth. The number of our employees increased from approximately 2,240 as of December 31, 2001 to approximately 4,565 as of June 30, 2004. We expect our growth to continue to significantly strain our management and other operational and financial resources. In particular, continued growth increases the integration challenges involved in:

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  recruiting, training and retaining skilled technical, marketing and management personnel;

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  maintaining high quality standards;

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  preserving our corporate culture, values and entrepreneurial environment;

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  developing and improving our internal administrative infrastructure, particularly our financial, operational, communications and other internal controls; and

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  maintaining high levels of client satisfaction.

        The rapid execution necessary to exploit the market for our business model requires an effective planning and management process. Our systems, procedures or controls may not be adequate to support the growth in our operations, and our management may not be able to achieve the rapid execution necessary to exploit the market for our business model. Our future operating results will also depend on our ability to expand our development, sales and marketing organizations. If we are unable to manage growth effectively, our profitability will likely decline.

We may engage in acquisitions, strategic investments, partnerships, alliances or other ventures that are not successful, or fail to integrate acquired businesses into our operations, which may adversely affect our competitive position and growth prospects.

        We have in the past engaged in acquisitions, strategic investments, partnerships and alliances. We may acquire or make strategic investments in complementary businesses, technologies, services or products, or enter into strategic partnerships or alliances with third parties in the future in order to expand our business. We may be unable to identify suitable acquisition, strategic investment or strategic partnership candidates, or if we do identify suitable candidates, we may not complete those transactions on terms commercially favorable to us or at all, which may adversely affect our competitive position and our growth prospects.

        If we acquire another business, we may face difficulties, including:

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  integrating that business' personnel, products, technologies or services into our operations;

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  retaining the key personnel of the acquired business;

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  failing to adequately identify or assess liabilities of that business;

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  failure of that business to fulfill its contractual obligations;

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  failure of that business to achieve the forecasts we used to determine the purchase price; and

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  diverting our management's attention from normal daily operations of our business.

These difficulties could disrupt our ongoing business and increase our expenses. As of the date of this prospectus, we have no agreements to enter into any material acquisition, investment, partnership, alliance or other joint venture transaction.

Because we derive a significant portion of our revenues from the Israeli government, a reduction of government spending in Israel on IT services would reduce, possibly materially, our revenues and profitability.

        We perform work for a wide range of Israeli governmental agencies, including defense, education, justice and finance, which collectively represented approximately 12% of our pro forma revenues in 2003. In 2003, Israeli government spending was reduced generally, including IT services, adversely affecting our revenues. Any further reduction in Israeli government spending for political or economic reasons would reduce, possibly materially, our revenues and profitability. The Israeli economy has experienced a recession over the last three years. Although our revenues derived from agencies of the Israeli government grew each year during that period, the size of the overall Israeli IT services market decreased, putting pressure on our growth rates. As Israel re-enters a period of economic growth, we do not expect any additional short term decrease.

Quarterly fluctuations in our results of operations could cause our stock price to decline or fluctuate.

        We have experienced, and expect to continue to experience, significant fluctuations in our quarterly results of operations. During the past six quarters, our net income ranged from approximately $0.2 million to approximately $2.9 million. In future periods, our operating results could be below public expectations, which would likely cause the market price of our common stock to decline. Numerous factors, some of which are beyond our control, may affect our quarterly results of operations, including:

  •
  the size, timing and terms and conditions of significant projects;

  •
  variations in the duration, size and scope of our projects;

  •
  contract terminations or cancellation or deferral of projects;

  •
  our ability to manage costs, including personnel and support services costs, and investments required by us to maintain our existing operations and support future growth;

  •
  currency exchange fluctuations;

  •
  changes in pricing policies by us or our competitors;

  •
  the introduction of new services by us or our competitors; and

  •
  acquisition and integration costs related to possible acquisitions of other businesses.

        During recent periods, our quarterly results have fluctuated as a result of the number of working days in each period and the seasonality of client demand in the IT services industry. Typically our fourth quarter is strongest, when client demand is greatest, and the second and third quarters are weakest, when the number of working days in the quarter is lowest in Israel, currently our largest employee location. We expect these factors to continue to be significant in the future, although we believe that the impact of the number of working days on our results of operations will decrease as our international business continues to grow.

        Our clients typically retain our services for set engagements pursuant to contracts that may be terminated by them with little or no notice and without termination fees. The termination, cancellation or deferral of one or more significant projects could materially and adversely affect our operating results in any fiscal quarter. In addition, we base our current and future expense levels on our internal operating plans and sales forecasts, and our near-term operating costs are, therefore, to a large extent, fixed. As a result, we may not be able to sufficiently reduce our costs on a timely basis in any quarter to compensate for an unexpected near-term shortfall in revenues.

If we fail to attract and retain highly skilled IT professionals, we may not have the necessary resources to properly staff projects.

        Our success depends largely on the contributions of our employees and our ability to attract and retain qualified personnel, including technology, consulting, engineering, marketing and management professionals. Competition for qualified personnel in the IT services industry, in the markets in which we operate, particularly in India and the United States, is intense and, accordingly, we may not be able to retain or hire all of the personnel necessary to meet our ongoing and future business needs. If we are unable to attract and retain the highly skilled IT professionals we need, we may have to forego projects for lack of resources or be unable to staff projects optimally. In addition, the competition for highly skilled employees may require us to increase salaries of highly skilled employees, and we may be unable to pass on these increased costs to our clients, which would reduce our profitability.

If our clients terminate significant contracted projects or choose not to retain us for additional projects, or if we are restricted from providing services to our clients' competitors, our revenues and profitability may be negatively affected.

        Our clients typically retain us on a non-exclusive basis. Many of our client contracts, including those that are on a fixed-price, fixed-timeframe basis, can be terminated by the client with or without cause upon 90 days' notice or less and generally without termination-related penalties. Additionally, our contracts with clients are typically limited to discrete projects without any commitment to a specific volume of business or future work and may involve multiple stages. In addition, the increased breadth of our service offerings may result in larger and more complex projects for our clients that require us to devote resources to more thoroughly understanding their operations. Despite these efforts, our clients may choose not to retain us for additional stages or may cancel or delay planned or existing engagements due to any number of factors, including:

  •
  financial difficulties of a current client;

  •
  a change in strategic priorities;

  •
  a demand for price reductions; and

  •
  a decision by our clients to utilize their in-house IT capacity or work with our competitors.

        These potential terminations, cancellations or delays in planned or existing engagements could make it difficult for us to use our personnel efficiently. In addition, some of our client contracts restrict us from engaging in business with certain competitors of our clients during the term of the agreements and for a limited period following termination of these agreements. Any of the foregoing factors may negatively impact our revenues and profitability.

If we fail to meet our clients' performance expectations, our reputation may be harmed, causing us to lose clients or exposing us to legal liability.

        As an IT services provider, our ability to attract and retain clients depends to a large extent on our relationships with our clients and our reputation for high quality professional services and integrity. As a result, if a client is not satisfied with our services or solutions, including those of subcontractors we engage, our reputation may be damaged. In addition, a number of our contracts provide for incentive-based or other pricing terms pursuant to which some of our fees are contingent on our ability to meet revenue-enhancement, cost-saving or other contractually defined performance goals. Our failure to meet these goals or a client's expectations in such performance-based contracts may result in a less profitable or an unprofitable engagement. Moreover, if we fail to meet our clients' performance expectations, we may lose clients and be subject to legal liability, particularly if such failure has a consequential adverse impact on our clients' businesses.

        In addition, many of our projects are critical to the operations of our clients' businesses. Our exposure to legal liability may be increased in the case of outsourcing contracts in which we become more involved in our clients' operations. While our contracts typically include provisions designed to limit our exposure to legal claims relating to our services and the solutions we develop, these provisions may not adequately protect us or may not be enforceable in all cases. The general liability insurance coverage that we maintain, including coverage for errors or omissions, is subject to important exclusions and limitations. We cannot be certain that this coverage will continue to be available on reasonable terms or will be available in sufficient amounts to cover one or more large claims, or that the insurer will not disclaim coverage as to any future claim. A successful assertion of one or more large claims against us that exceeds our available insurance coverage or changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could adversely affect our profitability.

We may be required to be responsible for the performance of business partners we do not control, which could lower our margins and reduce profitability.

        In connection with some of our more complex engagements, we have been required, and may in the future be required, to assume contingent responsibility for the performance of business partners. Our being required to perform the third party obligations of these commitments could have a material adverse affect on our margins and profitability because we would be required to incur additional costs, possibly without any corresponding recovery against the third parties. While we will continue to manage liabilities or risks through rigorous transaction review, we expect that clients may require us to assume certain additional contractual obligations and potential liabilities when we are responsible for the performance of business partners we do not control.

If we fail to complete fixed-price contracts on budget and on time, our reputation may be harmed, causing us to lose clients and negatively affecting our profitability.

        We offer a portion of our services on a fixed-price basis, rather than on a time-and-materials basis. In each of 2001 and 2002, revenues from fixed-price projects accounted for approximately 24% of our total revenues and increased to 26% in 2003. Under these contractual arrangements, we bear the risk of cost overruns, completion delays and wage inflation. If we fail to estimate accurately the resources and time required to complete a project or fail to complete our contractual obligations within the scheduled timeframe, our profitability may suffer. Historically, we have not had any cost overruns that have had a material impact on our profitability. However, we cannot be certain that this will continue to be the case.

Our success depends in part upon the senior members of our management team, and our inability to attract and retain them could have a negative effect on our ability to operate our business.

        We are highly dependent on the senior members of our management team, particularly Aharon Fogel, our chairman, Raviv Zoller, our president and chief executive officer, and Tuvia Feldman, our chief operating officer. Mr. Fogel has a strong reputation and significant business experience in the public and private sectors in Israel. Mr. Zoller has been with us since our inception, as our chief financial officer for two years and our president and chief executive officer since 2001, and has been instrumental in securing important client contracts. Mr. Feldman has been managing our operations since 2000 and is in charge of many of our successful methodologies and best practices. We do not maintain key man life insurance for any of the senior members of our management team. Competition for senior management in our industry is intense, and we may not be able to retain our senior management personnel or attract and retain new senior management personnel in the future. The loss of one or more members of our senior management team could have a negative effect on our ability to attract and retain clients, execute our business strategy and otherwise operate our business, which could reduce our revenues, increase our expenses and reduce our profitability.

Disruptions in our telecommunications infrastructure could harm our ability to operate and to deliver our services effectively, which could result in client dissatisfaction and a reduction of our revenues and results of operations.

        A significant element of our global delivery model is to continue to leverage and expand our global development centers. Our global development centers are linked with a network architecture that uses multiple telecommunication service providers and various links with alternate routing, including some routing via virtual private networks on the internet. We may not be able to maintain active voice and data communications between our various global development centers and between our global development centers and our clients' sites at all times. Any significant loss or impairment of our ability to communicate could result in a disruption in our business, which could hinder our performance or our ability to complete client projects on time. This, in turn, could lead to client dissatisfaction and have a material adverse effect on our operations.

Our inability to protect our intellectual property rights may force us to incur unanticipated costs.

        Our success will depend, in part, on our ability to obtain and maintain protection in the United States and other countries for certain intellectual property incorporated into our software solutions and our proprietary methodologies. We may be unable to obtain patents relating to our technology. Even if issued, patents may be challenged, narrowed, invalidated or circumvented, which could limit our ability to prevent competitors from marketing similar solutions that limit the effectiveness of our patent protection and force us to incur unanticipated costs. In addition, existing laws of some countries in which we provide services or solutions may offer only limited protection of our intellectual property rights.

        While we attempt to retain intellectual property rights arising from client engagements, our clients often have the contractual right to such intellectual property. For intellectual property that we own, we rely upon a combination of trade secrets, confidentiality, nondisclosure and other contractual arrangements. These measures may not adequately prevent or deter infringement or other misappropriation of our intellectual property, and we may not be able to detect unauthorized use of, or take appropriate and timely steps to enforce, our intellectual property rights.

If we are unable to secure necessary additional financing, we may not be able to fund our operations or strategic growth.

        In order to achieve our strategic business objectives, we may be required to seek additional financing. For example, future acquisitions may require additional equity and/or debt financing. In addition, we may require further capital to continue to develop our technology and infrastructure and for working capital purposes. These financings may not be available on acceptable terms, or at all. Our failure to secure additional financing could prevent us from completing acquisitions, developing new technologies and competing effectively, all of which would have a negative impact on our continued development and growth.

Our clients' complex regulatory requirements may increase our costs, which could negatively impact our profits.

        Many of our clients, particularly those in the financial services, life sciences, healthcare and defense verticals, are subject to complex and constantly changing regulatory requirements. On occasion, these regulatory requirements change unpredictably. These regulations may increase our potential liabilities if our services are found to contribute to a failure by our clients to comply with the requirements applicable to them and may increase compliance costs as regulatory requirements increase or change. These increased costs could negatively impact our profits.

Risks Related to International Operations

Our international operations subject us to risks inherent in doing business on an international level, any of which could increase our costs and hinder our growth.

        We currently operate in 14 countries and intend to further penetrate key markets, primarily in North America and Europe, while establishing offshore development centers in lower-cost Asian markets. We expect to devote significant resources to this effort but may not be successful in this regard. Risks inherent in our international business activities include:

  •
  difficulties in staffing international projects and managing international operations;

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  difficulties in collecting accounts receivable;

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  local competition, particularly in North America and Europe;

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  imposition of public sector controls;

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  trade and tariff restrictions;

  •
  price or exchange controls;

  •
  limitations on repatriation of earnings;

  •
  foreign tax consequences; and

  •
  the burdens of complying with a wide variety of foreign laws and regulations.

One or more of these factors may have a material adverse effect on our business, financial condition or results of operations.

If we fail to achieve planned growth in our offshore facilities, our ability to fulfill client commitments profitably or to fulfill them at all may be compromised.

        Our growth strategy relies in part on the expansion of our offshore development centers. If we fail to retain needed employees in India and other offshore locations, or to manage growth in these regions, our business, financial condition and results of operations may be adversely affected. Wage costs in India have historically been significantly lower than wage costs in North America and Western Europe for comparably skilled professionals. However, wages in India are currently increasing at a faster rate than in North America and Western Europe, which could result in increased costs for IT professionals, particularly project managers and other mid-level professionals. We may need to increase the levels of our employee compensation more rapidly than in the past to remain competitive. Compensation increases may hinder our planned growth and could materially adversely affect our business, financial condition and results of operations.

Regional instability in Israel and India may adversely affect business conditions in those regions, which may disrupt our operations and negatively affect our revenues and profitability.

        We generated approximately 68% of our revenues in Israel in 2003, or 60% on a pro forma basis. In addition, our principal offices and a substantial portion of our employees are located in Israel. Therefore, political, economic and military conditions in Israel directly affect our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. Since September 2000, there has been a marked increase in hostilities between Israel and the Palestinians. We cannot predict the effect on our business of any increase in the degree of violence by the Palestinians against Israel or the effect of military action elsewhere in the Middle East. The future of peace efforts between Israel and its Arab neighbors remains uncertain. Any future armed conflicts or political instability in the region would likely negatively affect business conditions and adversely affect our results of operations. Furthermore, several countries restrict or prohibit business with Israel or companies that do business in Israel. These restrictive laws and policies may severely limit our ability to provide services in those countries.

        Some of our employees in Israel are currently obligated to perform up to 36 days, depending on rank and position, of military reserve duty annually and are subject to being called for active duty at any time under emergency circumstances. If a military conflict or war arises, these individuals could be required to serve in the military for extended periods of time. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees or a significant number of other employees due to military service. Any consequent disruption in our operations could adversely affect our profitability.

        We also generate revenues from services we deliver from India. India has from time to time experienced instances of civil unrest and hostilities with Pakistan. In recent years, there have been military confrontations between India and Pakistan that have occurred in the region of Kashmir and along the India-Pakistan border. Although the relations between the two countries are currently improving, military activity or terrorist attacks in the future could adversely affect the Indian economy by disrupting communications and making travel more difficult, which may have a material adverse effect on our ability to deliver services from India.

Our international operations subject us to currency exchange fluctuations, which could negatively impact our profitability.

        To date, most of our sales have been denominated in NIS and dollars, while a significant portion of our expenses, primarily labor expenses in India, is incurred in the local currencies of countries in which we operate. For financial reporting purposes, we translate all non-United States denominated transactions into dollars in accordance with United States generally accepted accounting principles. As a result, we are exposed to the risk that fluctuations in the value of these currencies relative to the dollar could increase the dollar cost of our operations and therefore have an adverse effect on our profitability.

Potential anti-outsourcing legislation could impair our ability to service our clients.

        In the past few months, the issue of outsourcing of services abroad by American companies has become a topic of political discussions in the United States. Measures aimed at limiting or restricting outsourcing by United States companies are under discussion in Congress and in as many as one-half of the state legislatures. While no substantive anti-outsourcing legislation has been introduced to date, given the intensifying debate over this issue, the introduction of such legislation is possible. If introduced, such measures are likely to fall within two categories: (1) measures that extend restrictions on outsourcing by federal government agencies and on government contracts with firms that outsource services directly or indirectly, and (2) measures that affect private industry, such as tax disincentives or intellectual property transfer restrictions. If any of these measures become law, our ability to service our clients could be impaired.

Terrorist attacks or a war could negatively affect our financial results and prospects.

        Terrorist attacks, such as the attacks of September 11, 2001 in the United States, and other acts of violence or war, like the recent conflict in Iraq, could affect us or our clients by disrupting normal business practices for extended periods of time and reducing business confidence. In addition, these attacks may make travel more difficult and may effectively curtail our ability to serve our clients' needs, any of which could negatively affect our financial results and prospects.

Restrictions on immigration may affect our ability to compete for and provide services in our clients' countries, which could hamper our growth and cause our revenues to decline.

        A portion of our revenues is derived from offshore outsourcing, which requires some personnel from our offshore locations in India and elsewhere to travel to client sites for rotational assignments. The ability of those IT professionals to work in North America, Europe and in other countries depends on their ability to obtain the necessary visas and work permits. The United States has recently reduced the number of H-1B visas authorized annually, and has also increased the level of scrutiny in granting H-1B, L-1 and ordinary business visas. A number of European countries are considering changes in immigration policies as well. The inability of key project personnel to obtain necessary visas could delay or prevent our fulfillment of client projects, which could hamper our growth and cause our revenues to decline.

If the governments of India or Israel were to reduce or withdraw tax benefits and other incentives they provide to us, our net income will decrease.

        Currently, we benefit from the tax benefits that India provides to the export of IT services. These benefits provide a complete exemption from corporate income tax for exported IT services, compared to an ordinary corporate tax rate of approximately 36%. As a result of these incentives, our operations in India have been subject to relatively low tax rates. When these tax benefits are eliminated on March 31, 2009 as scheduled, or if they are eliminated or reduced earlier as the result of political change in India, our tax expense will increase, reducing our profitability.

        Our business operations in Israel benefit from a tax benefit granted to Israeli industrial companies, regarding the ability to file consolidated tax returns for our Israeli subsidiaries, which allows us to offset gains with losses in our Israeli subsidiaries. If the ability to file consolidated tax returns is reduced or eliminated for Israeli industrial companies, the IT industry or for our Israeli subsidiaries, our tax expense would increase, reducing our profitability. We currently have no reason to anticipate that this benefit will be withdrawn.

Risks Relating to This Offering and Our Stock

There has been no prior market for our common stock. Our stock price is likely to be highly volatile and could drop unexpectedly.

        Prior to this offering, there has been no public market for our common stock, and we cannot assure you that an active trading market will develop or be sustained after this offering. The market price after this offering may fluctuate significantly in response to a number of factors, including the following, several of which are beyond our control:

  •
  changes in financial estimates or investment recommendations by securities analysts relating to our stock;

  •
  changes in market valuations of IT service providers and other high technology companies;

  •
  announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

  •
  loss of a major client or changes in our employee utilization rate; and

  •
  changes in key personnel.

        In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities. We could be the target of similar litigation in the future. Securities litigation, regardless of merit or ultimate outcome, would likely cause us to incur substantial costs, divert management's attention and resources, harm our reputation in the industry and the securities markets and reduce our profitability.

The initial public offering price will be determined by negotiation and may not be indicative of prices that will prevail after this offering.

        The initial public offering price of our common stock will be determined by negotiation between us and representatives of the underwriters based upon a number of factors and may not be indicative of prices that will prevail following the completion of this offering. The market price of our common stock may decline below the initial public offering price, and you may not be able to resell your shares of our common stock at or above the initial offering price.

If you purchase shares of common stock in this offering, you will suffer immediate and substantial dilution of your investment and may experience additional dilution in the future.

        If you purchase common stock in this offering, you will pay more for your shares than the amounts paid by existing stockholders for their shares. As a result, you will incur immediate and substantial dilution of $8.33 per share, representing the difference between our pro forma net tangible book value per share after giving effect to this offering and the initial public offering price. Purchasers of shares of our common stock in this offering will have contributed approximately 43.1% of the aggregate price paid by all purchasers of our common stock, but will own only approximately 24.3% of the shares of our common stock outstanding after the offering. In the future, we may also acquire other companies or assets, raise additional needed capital or finance strategic alliances by issuing equity, which may result in additional dilution to you.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively or in ways with which you agree.

        We intend to use a significant portion of the net proceeds from this offering to fund business growth and expansion and for working capital and general corporate purposes. Because of the number and variability of factors that could determine the particular uses, we cannot assure you that you will agree with the manner in which our management chooses to allocate and spend the net proceeds. The failure by our management to apply these funds effectively could have a material adverse effect on our ability to implement our business strategy.

Your ability to influence corporate decisions may be limited because our major stockholders will beneficially own approximately 50.8% of our common stock after the offering.

        Upon completion of this offering, our stockholders who owned 5% or more of our outstanding common stock (on an as-converted basis) before the completion of this offering will beneficially own, in the aggregate, shares representing approximately 50.8% of our outstanding capital stock. As a result of their stock ownership, if these stockholders were to choose to act together, they would be able to control all matters submitted to our stockholders for approval, including the election of directors and approval of any merger, consolidation or sale of all or substantially all of our assets. This concentration of voting power could delay or prevent an acquisition of our company on terms that other stockholders may desire.

Provisions in our charter documents and under Delaware law may prevent or delay a change of control of us and could also limit the market price of our common stock.

        Provisions of our certificate of incorporation and bylaws, as well as provisions of Delaware corporate law, may discourage, delay or prevent a merger, acquisition or other change in control of our company, even if such a change in control would be beneficial to our stockholders. These provisions may also prevent or frustrate attempts by our stockholders to replace or remove our management. These provisions include:

  •
  prohibiting the stockholders from fixing the number of our directors;

  •
  authorizing our board of directors to designate the terms of and issue new series of preferred stock without additional stockholder approvals;

  •
  limiting the individuals who may call a special meeting to our chairman, chief executive officer, the majority of our board of directors or the majority of our stockholders;

  •
  requiring advance notice for stockholder proposals and nominations; and

  •
  prohibiting stockholders from acting by written consent, unless unanimous.

        Upon completion of this offering, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law, which limits business combination transactions with stockholders of 15% or more of our outstanding voting stock that our board of directors has not approved. These provisions and other similar provisions make it more difficult for stockholders or potential acquirers to acquire us without negotiation. These provisions may apply even if some stockholders may consider the transaction beneficial to them.

        These provisions could limit the price that investors are willing to pay in the future for shares of our common stock. These provisions might also discourage a potential acquisition proposal or tender offer, even if the acquisition proposal or tender offer is at a premium over the then current market price for our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements, including statements regarding our expected financial position, business and financing plans. These forward-looking statements reflect our views with respect to future events and financial performance. The words "believe," "expect," "plan" and "anticipate" and similar expressions identify forward-looking statements. Although we believe that the expectations and assumptions reflected in such forward-looking statements are reasonable, the expectations and assumptions may prove to be incorrect. Important factors that could cause actual results to differ materially from these expectations are disclosed in this prospectus. All subsequent written and oral forward-looking statements attributable to us or individuals acting on our behalf are expressly qualified in their entirety by these cautionary statements. We caution readers not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

        We also use market data and industry forecasts and projections throughout this prospectus, which we have obtained from market research, publicly available information and industry publications. These sources generally state that the information they provide has been obtained from sources believed to be reliable, but that the accuracy and completeness of the information are not guaranteed. The forecasts and projections are based on industry surveys and the preparers' experience in the industry, and the projected amounts may not be achieved. Similarly, although we believe that the surveys and market research others have performed are reliable, we have not independently verified this information.

USE OF PROCEEDS

        We estimate that the net proceeds to us from this offering will be approximately $109.0 million based on an assumed initial public offering price of $16.00 per share and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares offered by the selling stockholders. We intend to use approximately $40 million of the net proceeds we receive to repay the following outstanding indebtedness to:

  •
  Bank Hapoalim in the principal amount of $8.5 million from several loans having maturities of two to five years and annual interest rates of 3% to 4%;

  •
  Israel Discount Bank in the principal amount of $6.7 million from several loans having maturities of two to five years and annual interest rates of 3% to 8%;

  •
  United Mizrahi Bank Ltd. in the principal amount of $5.9 million from several loans having maturities of two to four years and annual interest rates of 7% to 8%;

  •
  Industrial Development Bank of Israel in the principal amount of $5.5 million from several loans having maturities of up to two years and annual interest rates of 3% to 8%;

  •
  PNC Bank National Association in the principal amount of $5.1 million extended under a short-term line of credit with interest at the bank's prime rate as announced from time to time;

  •
  First International Bank of Israel in the principal amount of $2.9 million from several loans having maturities of three years and an annual interest rate of 6%;

  •
  Bank Igud in the principal amount of $2.8 million from several loans having maturities of three to four years and annual interest rates of 6% to 7%; and

  •
  Bank Otzar Hahayal in the principal amount of $2.6 million having a maturity of two years and annual interest rate of 4%.

        We intend to apply the balance of the net proceeds to fund business growth and expansion and for working capital and general corporate purposes, including approximately $5.0 million for expansion of our infrastructure and facilities in India. We may also use a portion of the net proceeds for acquisitions of additional businesses, assets and technologies or the establishment of joint ventures. We do not have any specific plans or commitments for any acquisitions or joint ventures, or any other specific plans to fund business growth and expansion, at the present time. Pending these uses, we intend to invest the net proceeds we receive from this offering primarily in short-term, interest-bearing, investment grade securities.

DIVIDEND POLICY

        We have never declared or paid cash dividends on our common stock. We currently intend to retain all of our earnings, if any, for the foreseeable future to finance the operation and expansion of our business. Therefore, we do not anticipate paying any dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements and other factors that our board of directors may deem relevant.

CAPITALIZATION

        The following table sets forth our consolidated capitalization as of June 30, 2004:

  •
  on an actual basis;

  •
  on a pro forma basis to give effect to the conversion of all shares of Class B and Class C preferred stock, including the issuance of additional shares of our common stock as payment of the Class B dividend and shares of our common stock in accordance with anti-dilution provisions relating to the Class C preferred stock, into an aggregate of 6,834,432 shares of our common stock immediately prior to the completion of this offering; and

  •
  on a pro forma as adjusted basis to give effect to the conversion of our preferred stock, including the issuance of additional shares of our common stock as payment of the Class B dividend and shares of our common stock in accordance with anti-dilution provisions relating to the Class C preferred stock, and the issuance and sale of the 7,528,896 shares of common stock offered by us in this offering, at an assumed initial public offering price of $16.00 per share, after deducting estimated underwriting discounts and commissions payable by us in connection with this offering and our anticipated application of the net proceeds of this offering as described under "Use of Proceeds."

        All share numbers reflect a 0.7193-for-one reverse split of shares of our common stock effected on September 20, 2004.

        You should read the following table together with the section of this prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of June 30, 2004
	Actual	Pro Forma	Pro Forma As Adjusted
	(unaudited) (in thousands)
Cash and cash equivalents	$43,511	$43,511	$107,541

Debt (including current maturities)	$81,161	$81,161	$41,161

Stockholders' equity:
Common Stock, $0.01 par value, 46,500,000 shares authorized and 16,654,506 issued and outstanding, actual; 76,500,000 shares authorized, pro forma and pro forma as adjusted; 23,488,938 shares issued and outstanding, pro forma; 31,017,834 shares issued and outstanding, pro forma as adjusted	166	235	310
Class B Convertible Preferred Stock, $0.01 par value, 4,676,986 shares authorized, issued and outstanding, actual; no shares authorized or issued and outstanding, pro forma and pro forma as adjusted	47	—	—
Class C Convertible Preferred Stock, $0.01 par value, 3,500,000 shares authorized and 3,352,654 shares issued and outstanding, actual; no shares authorized or issued and outstanding, pro forma and pro forma as adjusted	34	—	—
Preferred Stock, $0.01 par value, 323,014 shares authorized and no shares issued and outstanding, actual; 8,500,000 shares authorized and no shares issued and outstanding, pro forma and pro forma as adjusted	—	—	—
Additional paid-in capital	171,848	181,655	290,610
Deferred stock compensation	(260)	(260)	(260)
Accumulated other comprehensive loss	(7,031)	(7,031)	(7,031)
Accumulated deficit	(35,873)	(45,668)	(45,668)

Total stockholders' equity	128,931	128,931	237,961

Total capitalization	$210,092	$210,092	$279,122

        This information excludes: 7,709,467 shares of our common stock issuable (a) upon exercise of a warrant and stock options or conversion of indebtedness outstanding as of June 30, 2004, (b) upon exchange of shares of Ness U.S.A. common stock and (c) to former holders of common stock of Apar Holding Corp. pursuant to the terms of the merger agreement among us and those former holders.

DILUTION

        If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after the offering.

        At June 30, 2004, the net tangible book value of our common stock (after giving effect to the conversion of our Class B and Class C preferred stock and the issuance of shares of common stock as payment of accrued dividends on the Class B preferred stock and in accordance with anti-dilution provisions relating to the Class C preferred stock) was approximately $128.9 million, or approximately $5.49 per share. Net tangible book value per share is equal to our total tangible assets less our total liabilities, divided by the total number of shares of our common stock outstanding. After giving effect to the 0.7193-for-one reverse split of shares of our common stock and the sale of 7,528,896 shares of common stock offered by us in this offering at an assumed initial public offering price of $16.00 per share, our pro forma as adjusted net tangible book value at June 30, 2004 would have been approximately $238.0 million or approximately $7.67 per share. This represents an immediate increase in pro forma net tangible book value of $2.18 per share to existing stockholders and an immediate dilution of $8.33 per share to new investors purchasing shares of common stock in this offering. The following table illustrates the dilution on a per share basis.

Assumed initial public offering price per share		$16.00
Pro forma net tangible book value per share as of June 30, 2004	5.49
Increase attributable to new investors in this offering	2.18

Pro forma as adjusted net tangible book value after this offering		7.67

Dilution per share to new investors in this offering		$8.33

        The following table sets forth, as of June 30, 2004, on a pro forma basis to give effect to the conversion of our Class B and Class C preferred stock, the issuance of shares of our common stock as payment of a dividend to the holders of the Class B preferred stock and in accordance with anti-dilution provisions relating to the Class C preferred stock, the number of shares of our common stock purchased from or issued by us, the total cash consideration paid for these shares and the average price per share paid by existing stockholders and the new investors in this offering (based upon, in the case of new investors, an assumed initial public offering price of $16.00 per share) before deducting underwriting discounts and commissions and our estimated expenses:

	Shares Purchased		Total Consideration
					Average Price per Share
	Number	Percent	Amount	Percent
Existing stockholders(1)	23,488,938	75.7%	$159,000,955	56.9%	$6.77
New stockholders	7,528,896	24.3	120,462,336	43.1	16.00

Total	31,017,834	100.0%	$275,463,291	100.0%

(1)
Excludes 7,709,467 shares of our common stock issuable (a) upon exercise of a warrant and stock options or conversion of indebtedness outstanding as of June 30, 2004, (b) upon exchange of shares of Ness U.S.A. common stock and (c) to former holders of common stock of Apar Holding Corp. pursuant to the terms of the merger agreement among us and those former holders.

UNAUDITED PRO FORMA CONSOLIDATED COMBINED FINANCIAL INFORMATION

        The following unaudited pro forma consolidated combined financial information gives pro forma effect to the acquisition as of June 30, 2003 of Apar and its subsidiaries, combining our consolidated historical statement of operations with the acquired Apar businesses as if the Apar acquisition had been completed on January 1, 2003. This pro forma information should be read in conjunction with the respective consolidated historical financial statements, and the related notes, of Ness and the acquired Apar businesses included elsewhere in this prospectus. The pro forma adjustments reflecting the consummation of the Apar acquisition are based on the purchase method of accounting, available financial information and the estimates and assumptions described in the notes to the unaudited pro forma consolidated combined financial information. For purposes of preparing our consolidated financial statements, we have established a new basis for the assets and liabilities of the acquired Apar businesses based upon their fair values and our purchase price for them, including the cost of the Apar acquisition. The unaudited pro forma consolidated combined financial information reflects our best estimates; however, the results of operations may differ significantly from the pro forma amounts reflected in this prospectus due to various factors, including, without limitation, access to additional information and changes in value. The pro forma adjustments do not reflect any operating efficiencies or cost savings that may be achievable with respect to the combined businesses. The following information is not necessarily indicative of the future operating results of the combined businesses or results of operations of the combined businesses had the Apar acquisition actually been completed on January 1, 2003.

	Year ended December 31, 2003
	Ness Historical	Acquired Businesses(1)	Adjustments		Pro Forma(2)
	(in thousands, except per share data)
Statement of Operations Data:
Revenues	$225,768	$30,685	$—		$256,453
Cost of revenues	158,987	21,777	—		180,764
Provision for losses on uncompleted contracts	788	—	—		788

Gross profit	65,993	8,908	—		74,901

Operating expenses:
Selling and marketing	21,287	1,276	152	(3)	22,715
General and administrative	36,115	9,140	98	(4)	45,353
Research and development, net	1,559	—	—		1,559
Other	665	—	—		665

Total operating expenses	59,626	10,416	250		70,292

Operating income (loss)	6,367	(1,508)	(250)		4,609
Financial income (expenses), net	(1,451)	86	—		(1,365)
Other expenses, net	(422)	—	—		(422)
Taxes on income (tax benefit)	(54)	(197)	—		(251)
Equity in net earnings (losses) of affiliates	11	—	—		11

Income (loss) from continuing operations	$4,559	$(1,225)	$(250)		$3,084

Basic net earnings per share from continuing operations(5)	$0.20				$0.04

Diluted net earnings per share from continuing operations(5)	$0.19				$0.04

Weighted average number of shares used in computing:
Basic net earnings per share(5)	15,379				18,490
Diluted net earnings per share(5)	16,611				19,722

(1)
Data reflects the results of operations of Apar for the six months ended June 30, 2003.
(2)
The total purchase price paid in connection with the Apar acquisition has been allocated in the accompanying pro forma information to the tangible and identifiable intangible assets and liabilities ($43.5 million of goodwill) of the Apar businesses based upon an estimate of their fair values.
(3)
Reflects pro forma increase in amortization expenses associated with the acquired client-related intangible assets of approximately $1.5 million over their estimated useful lives of up to five years resulting from the application of purchase accounting.
(4)
Reflects pro forma increase in amortization of deferred stock compensation.
(5)
Gives effect to issuance of additional shares of our common stock as payment of accrued dividends on Class B preferred stock.

	Six months ended June 30, 2003
	Ness Historical	Acquired Businesses(1)	Adjustments	Pro Forma(2)
	(in thousands, except per share data)
Statement of Operations Data:
Revenues	$92,362	$30,685	$—	$123,047
Cost of revenues	65,031	21,777	—	86,808
Provision for losses on uncompleted contracts	323	—	—	323

Gross profit	27,008	8,908	—	35,916

Operating expenses:
Selling and marketing	9,790	1,276	152 (3)	11,218
General and administrative	13,370	9,140	98 (4)	22,608
Research and development, net	1,116	—	—	1,116

Total operating expenses	24,276	10,416	250	34,942

Operating income (loss)	2,732	(1,508)	(250)	974
Financial income (expenses), net	324	86	—	410
Other expenses, net	(256)	—	—	(256)

Income (loss) before taxes on income	2,800	(1,422)	(250)	1,128
Taxes on income (tax benefit)	(33)	(197)	—	(230)
Equity in net earnings (losses) of affiliate	39	—	—	39
Minority interest in losses of subsidiary	212	—	—	212

Income (loss) from continuing operations	$3,084	$(1,225)	$(250)	$1,609

Basic net earnings per share from continuing operations(5)	$0.14			$(0.01)

Diluted net earnings per share from continuing operations(5)	$0.13			$(0.01)

Weighted average number of shares used in computing:
Basic net earnings per share(5)	12,240			16,050
Diluted net earnings per share(5)	13,314			16,050

(1)
Data reflects the results of operations of the Apar acquisition for the six months ended June 30, 2003.

(2)
The total purchase price paid in connection with the Apar acquisition has been allocated in the accompanying pro forma information to the tangible and identifiable intangible assets and liabilities ($43.5 million of goodwill) of the Apar businesses based upon an estimate of their fair values.

(3)
Reflects pro forma increase in amortization expenses associated with the acquired client-related intangible assets of approximately $1.5 million over their estimated useful lives of up to five years resulting from the application of purchase accounting.

(4)
Reflects pro forma increase in amortization of deferred stock compensation.

(5)
Gives effect to issuance of additional shares of our common stock as payment of accrued dividends on Class B preferred stock.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

        You should read the following selected consolidated financial data together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes included elsewhere in this prospectus.

        The selected consolidated statement of operations data for the years ended December 31, 2001, 2002 and 2003 and the selected consolidated balance sheet data as of December 31, 2002 and 2003 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated statement of operations data for the years ended December 31, 1999 and 2000 and the selected consolidated balance sheet data as of December 31, 1999, 2000 and 2001 are derived from our audited consolidated financial statements not included in this prospectus. These financial statements have been prepared in accordance with U.S. generally accepted accounting principles. The selected consolidated statement of operations data for the six months ended June 30, 2003 and 2004 and the selected consolidated balance sheet data as of June 30, 2003 and 2004 are derived from the unaudited consolidated financial statements included elsewhere in this prospectus, all of which, in the opinion of management, have been prepared on the same basis as the audited consolidated financial statements, and reflect all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the financial data in accordance with generally accepted accounting principles for interim financial reporting for the periods presented. Our historical results may not be indicative of the operating results to be expected in any future period and our results for interim periods may not be indicative of results to be expected for the entire year.

	Year ended December 31,					Six months ended June 30
	1999	2000	2001	2002(4)	2003(5)	2003	2004
	(in thousands, except per share data)
						(unaudited)
Statement of Operations Data:
Revenues	$98,096	$162,970	$151,612	$166,576	$225,768	$92,362	$145,025
Cost of revenues	63,525	114,117	105,604	104,541	158,987	65,031	100,633
Provision for losses (reverse of losses) on uncompleted contracts	881	740	—	161	788	323	(485)

Gross profit	33,690	48,113	46,008	61,874	65,993	27,008	44,877

Operating expenses:
Selling and marketing	8,411	18,650	18,302	19,192	21,287	9,790	12,130
General and administrative	17,475	40,495	29,679	30,168	36,115	13,370	23,197
Research and development, net	448	1,508	2,250	1,516	1,559	1,116	—
Goodwill amortization(1)	2,796	5,450	5,390	—	—	—	—
Other	—	—	—	198	665	—	—

Total operating expenses	29,130	66,103	55,621	51,074	59,626	24,276	35,327

Operating income (loss)	4,560	(17,990)	(9,613)	10,800	6,367	2,732	9,550
Financial income (expenses), net	(3,929)	(5,237)	(5,887)	(8,829)	(1,451)	324	(3,150)
Other income (expenses), net	(452)	108	(856)	(347)	(422)	(256)	95

Income (loss) before taxes on income	179	(23,119)	(16,356)	1,624	4,494	2,800	6,495
Taxes on income (tax benefit)	2,743	1,713	807	(48)	(54)	(33)	485
Equity in net earnings (losses) of affiliates	—	(291)	12	(35)	11	39	(648)
Minority interests in losses (earnings) of subsidiary	(299)	26	(96)	(377)	—	212	(35)

Income (loss) from continuing operations	(2,863)	(25,097)	(17,247)	1,260	4,559	3,084	5,327
Loss from discontinued operations(2)	—	—	(1,234)	(395)	(1,105)	(704)	—

Net income (loss)	$(2,863)	$(25,097)	$(18,481)	$865	$3,454	$2,380	$5,327

Basic net earnings (loss) per share from continuing operations(3)	$(0.35)	$(3.04)	$(2.43)	$(0.18)	$0.20	$0.14	$0.24
Basic net earnings (loss) per share(3)	$(0.40)	$(3.38)	$(2.58)	$(0.23)	$0.13	$0.08	$0.24
Diluted net earnings (loss) per share from continuing operations(3)	$(0.35)	$(3.04)	$(2.43)	$(0.18)	$0.19	$0.13	$0.21
Diluted net earnings (loss) per share(3)	$(0.40)	$(3.38)	$(2.58)	$(0.23)	$0.12	$0.08	$0.21
Weighted average number of shares used in computing basic net earnings (loss) per share	8,134	8,247	8,247	8,474	15,379	12,240	18,890
Weighted average number of shares used in computing diluted net earnings (loss) per share	8,134	8,247	8,247	8,474	16,611	13,314	21,247

(1)
Under SFAS No. 142, goodwill acquired in a business combination on or after July 1, 2001 is not amortized. Goodwill arising from acquisitions prior to July 1, 2001 was amortized until December 31, 2001, on a straight-line basis over 20 years.
(2)
In January 2003, we decided to discontinue the operations of one of our subsidiaries. The operations of this subsidiary have been eliminated from our operations as a result.
(3)
Gives effect to issuance of additional shares of our common stock as payment of accrued dividends on Class B preferred stock.
(4)
In September 2002, we acquired APP Group CEE B.V.    See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Consolidated Results of Operations—2003 Compared to 2002."
(5)
In June 2003, we acquired Apar. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Consolidated Results of Operations—2003 Compared to 2002" and "—Six Months Ended June 30, 2004 Compared to the Six Months Ended June 30, 2003."

	As of December 31,					As of June 30,
	1999	2000	2001	2002	2003	2003	2004
						(unaudited)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$21,396	$30,799	$41,356	$43,494	$46,004	$40,070	$43,511
Short-term bank deposits	4,978	238	204	—	3,248	—	—
Working capital	6,897	25,184	22,857	18,178	16,770	10,821	14,205
Total assets	223,512	241,227	230,854	241,883	339,483	264,472	342,009
Total debt, including current maturities	98,425	83,445	92,183	84,204	90,453	83,309	81,161
Stockholders' equity	50,546	77,218	52,887	62,365	126,355	71,463	128,931

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion and analysis together with our consolidated financial statements and the related notes appearing at the end of this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from the results described in or implied by these forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly under the heading "Risk Factors."

Overview

        We are a global provider of IT services and end-to-end business solutions designed to help clients improve their competitiveness and effectiveness. End-to-end business solutions encompass all stages of a client's business process and incorporate all technologies and IT services related to that process. Our portfolio of solutions and services includes outsourcing, system integration and application development, software and consulting, and quality assurance and training. The primary industries, or verticals, we serve include government and defense, financial services, life sciences and healthcare, telecommunications and utilities, and independent software vendors, or ISVs.

        We have operations in 14 countries across North America, Europe and Asia. We combine our deep vertical expertise and strong technical capabilities to provide a complete range of high quality services on a global scale. By integrating our local and international personnel in focused business and project teams, this global delivery model leverages our corporate knowledge and experience, intellectual property and global infrastructure to develop innovative solutions for clients across the geographies and verticals we serve. We complement this global delivery model with our offshore delivery capabilities to achieve meaningful cost reductions or other benefits for our clients.

        Our revenues have grown from $98.1 million in 1999 to $225.8 million in 2003, representing a compounded annual growth rate of approximately 23%. Our revenue growth is attributable to a number of factors, including acquisitions we made during the period, increases in the number and size of projects for existing clients, and the addition of new clients. Our client base is diverse, and we are not dependent on any single client. In 2003, no client accounted for more than 5% of our revenues and our largest twenty clients together accounted for approximately 38% of our revenues. For 2001, 2002 and 2003, the percentage of our revenues generated by public and private clients in Israel was 93%, 80% and 68%, respectively, and 58% for the six months ended June 30, 2004. The percentage of our revenues derived, in aggregate, from agencies of the government of Israel for the same time periods was 16%, 17%, 14% and 12%, respectively, while our revenues from these agencies increased steadily during the same periods. Existing clients from prior years generated more than 80% of our revenues in 2003.

        Our backlog as of December 31, 2003 was $238.0 million compared to $127.2 million as of December 31, 2002, and our backlog as of June 30, 2004 was $341.7 million. The $110.8 million increase in our backlog during 2003 was primarily due to new bookings, largely outsourcing and offshore, with both existing and new clients, and approximately $32.8 million of backlog added by the Apar acquisition. The increase of $103.7 million during the six months ended June 30, 2004 was due exclusively to new bookings. We achieve backlog through new signings of IT services projects and outsourcing contracts, including for new and repeat customers. We recognize backlog as revenue when we perform the services related to backlog. We believe that our increased focus on outsourcing and multi-year offshore contracts will contribute further to our backlog growth.

        The market for IT services remained depressed during 2003 due to the continuing uncertain global economic and political environment and the lack of a significant new technology to stimulate spending. We continue to experience increasing pricing pressure from competitors as well as from clients facing pressure to control costs under this environment. The pace of consolidation, as well as vertical integration, among competitors in the markets in which we operate continues to increase. The growing use of globally sourced, lower-cost service delivery capabilities within our industry continues to be a major business driver.

        To remain successful, we must continue to maintain and grow our client base, provide high-quality services and products to our clients, and maintain and increase our vertical expertise while lowering the average cost of our services through our global delivery model. We intend to further penetrate the North American market as well as emerging markets such as Eastern Europe and Asia, be a market leader in key verticals, continue to grow long-term and recurring revenues, enhance brand visibility, pursue strategic alliances and continue to strengthen our leading position in the Israeli IT services market.

        We have pursued an active acquisition strategy to achieve growth. We have been able to integrate these acquisitions by attracting, retaining, motivating, and developing talented management, sales and technical professionals. Since 2001, we have completed three significant acquisitions. In October 2001, we formed Ness U.S.A. Inc. to acquire substantially all of the assets and liabilities of Blueflame Inc. out of Blueflame's Chapter 11 bankruptcy proceeding. Ness U.S.A. Inc. is an advanced technology solutions provider to the life sciences, telecommunications, financial services and other verticals. The cash consideration and related purchase costs totaled approximately $5.1 million. Following this acquisition, we owned 68% of Ness U.S.A.'s outstanding shares of common stock. In December 2002, through a stock exchange agreement with certain stockholders of Ness U.S.A., we increased our stock ownership of Ness U.S.A. to approximately 86%.

        In September 2002, we acquired APP Group CEE B.V., an IT services firm located primarily in the Czech Republic and serving the telecommunications, utilities and financial services verticals. The consideration paid for this acquisition was comprised of approximately 900,000 shares of our common stock and options to purchase approximately 160,000 shares of our common stock.

        Effective June 30, 2003, we acquired Apar Holding Corp., an IT services company operating in both the United States and Asia and providing services to ISVs, financial services, telecommunications, retail and other verticals. The consideration paid for this acquisition was comprised of (i) the issuance of approximately 6.2 million shares of our common stock, (ii) the assumption of options to purchase approximately 540,000 shares of our common stock and (iii) $11.0 million in cash. In addition, former holders of Apar common stock will receive up to 101,096 shares of our common stock upon completion of the Ness U.S.A. exchange.

        During 2002 and 2003, we also acquired the businesses of several small Israeli IT services companies for aggregate cash consideration of $2.0 million and options to purchase approximately 26,000 shares of our common stock.

        Effective January 1, 2004, Ness ISI, our former wholly-owned subsidiary and a developer of our medical records system, raised $6.0 million in a first round of venture capital financing led by unrelated third parties. As a result, new management was appointed and our share ownership was reduced to 33.3%. This share ownership could be reduced further to 27% upon the exercise of stock options.

  Sources of revenues

        Our revenues are generated principally from IT services provided on either a time-and-materials or a fixed-price basis. The percentage of our services revenues generated under fixed-price contracts was steady at 24% in 2001 and 2002, and increased to 26% in 2003. For fixed-price services (including system integration and application development services) requiring significant customization, integration and installation, we recognize revenue using the percentage of completion method in accordance with the "Input Method." The percentage of completion is measured by monitoring progress using records of actual time incurred to date in the project compared to the total estimated project requirements, which corresponds to the costs related to earned revenues. Estimates of total project requirements are based on prior experience of customization, delivery and acceptance of similar services, and are reviewed and updated regularly by management. Provisions for estimated losses on uncompleted contracts are made in the period in which the losses are first determined, in the amount of the estimated loss on the entire contract. Estimated gross profit or loss from long-term contracts may change due to changes in estimates resulting from differences between actual performance and original forecasts. Such changes in estimated gross profit are recorded in results of operations when they are reasonably determined by management on a cumulative catch-up basis.

        Revenues from services provided on a time-and-materials basis or on a fixed-price basis (including outsourcing, consultation, quality assurance and training) are recognized as those services are performed or over the term of the related agreement provided that there is evidence of an arrangement, fees are fixed and determinable and collectibility is reasonably assured. The number of billable hours in a period is determined by the number of technical professionals on staff and employee utilization. We define billable utilization as the total billable hours divided by the total available hours of our professionals. The number of billable hours in a period is affected by the number of vacation days and holidays in that period. Consequently, because we typically have more work days in our first and fourth quarters than in our second and third quarters, particularly in Israel where we generated approximately 68% of our revenues in 2003, or 60% on a pro forma basis, and which is currently our largest employee location, our revenues and profits are typically higher in our first and fourth quarters. We believe the impact of the number of working days on our results of operations will decrease as our international business continues to grow.

        We also experience seasonality due to client demand typically being greater in the fourth quarter, and as a result this generally is our strongest quarter. We expect this factor to continue to be significant in the future.

        We also generate revenues through the sale of third party software licenses. Such sales are recognized on a net or gross basis, as applicable.

        As a global company, our revenues are denominated in multiple currencies and may be significantly affected by currency exchange-rate fluctuations.

  Cost of revenues and gross profit

        Cost of revenues is affected primarily by the cost of client-service personnel, which consists mainly of compensation, sub-contractor and other personnel costs, and non-payroll outsourcing costs. Cost of revenues as a percentage of revenues is driven by the billing rates we obtain for our solutions and services, the billable utilization of our client-service workforce and the level of non-payroll costs associated with the continuing growth of new outsourcing contracts.

        Cost of revenues as a percentage of revenues, and consequently gross profit, are also affected by our mix of business, including the balance between outsourcing contracts, where gross margins are lower, and system integration and consulting contracts.

  Selling and marketing, general and administrative, and research and development expenses

        Selling and marketing expenses are comprised of business development and marketing activities and the development of new service offerings. General and administrative costs primarily include compensation of our corporate and branch administrative employees, information systems, logistics, office space, and related depreciation expense, all of which we seek to manage at levels consistent with changes in activity levels in our business. Research and development expenses were comprised solely of the development of Ness ISI's dbMotion system. Following the recent issuance of preferred shares by Ness ISI that reduced our share ownership to a non-controlling interest, we no longer consolidate its results of operations in our financial statements, and therefore do not expect to incur additional material research and development expenses in the near future.

  Financial income and expenses and other income and expenses

        Financial income and expenses includes interest income, interest expense and foreign currency exchange gains and losses. Other income and expenses includes gains and losses from sales of fixed assets. Foreign currency gains and losses are generated primarily by fluctuations of the NIS, Indian rupee and Euro against the dollar.

  Income tax expense

        Our income earned from providing services is subject to tax in the country in which we perform the services. We have benefited from net operating loss carry forwards in the United States and Europe and will continue to benefit from net operating loss carry forwards in the future. We also expect to continue to benefit from various tax benefits granted to Israeli industrial companies, as well as from a tax holiday in India that is available to export-oriented IT services firms. As a result of these net operating loss carry forwards and tax benefits, our operations have been subject to relatively lower tax liabilities. Our exact effective tax rate in future periods will vary based on the geographic distribution of our earnings. Our tax holiday in India will expire on March 31, 2009, which will materially increase our effective tax rate.

Application of Critical Accounting Policies and Estimates

        Our discussion and analysis of our financial condition and results of operations are based on consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of our financial statements. The actual results may differ from these estimates under different assumptions or conditions.

        Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, and which could result in materially different results under different assumptions and conditions. Application of these policies is particularly important to the portrayal of our financial condition and results of operations. We believe that the accounting policies described below meet these characteristics. Our significant accounting policies are more fully described in the notes to the accompanying consolidated financial statements.

  Revenue Recognition

        We generate our revenues from contracts for system integration and application development services, outsourcing, consultation, quality assurance and training services as well sales of third party software licenses. We provide services on either a fixed-price or time-and-materials basis. For time-and-materials contracts, we recognize revenues as services are performed based on the hours actually incurred at the negotiated billing rates. We also charge our clients for certain costs and expenses, such as the installation of hardware and cost of subcontractors.

        Our fixed price contracts relate primarily to long-term development projects. We recognize revenues related to these contracts using the percentage of completion method based on the percentage of costs incurred to date in relation to the total estimated costs expected upon completion. This requires us to make estimates and assumptions regarding the resources and time required to fulfill the contracts' obligations including work effort, materials and subcontractors. We rely on our experience from other projects in making these estimates, and, in addition, use our internal project management and financial systems to track and manage the projects. Employees and project managers regularly submit updates to these systems, which are then used by executive management to monitor the projects and revise the estimates, if necessary. These systems are updated on a regular basis by inputs from employees' and project managers' estimates, which produce analysis, and are used by executive management to monitor the projects and revise the estimates, if necessary. Historically, our estimates have been indicative of our actual results; however, there have been few cases where we had to adjust assumptions, primarily regarding work effort.

        We generally recognize revenues on a gross basis, representing the entire amount, because we bear the risks and rewards of ownership, including the risk of loss for collection, delivery and returns, and have latitude in establishing product pricing above specific minimums. Management determines whether we bear the risks and rewards of ownership based on relevant sale contract terms. Whenever the majority of contract terms indicate that we bear the risks and rewards, revenues are recognized on a gross basis. For software license sales and hardware sales, we record revenues on a net basis, based on management's determination that majority of contract terms indicate that we do not bear the risks and rewards related to such contracts.

        For arrangements that involve multiple revenue activities, (i.e., the delivery or performance of multiple products, services, and/or rights to use assets), management assumes that separate contracts with the same party entered into at or near the same time are a package, and allocate the associated consideration to the separate activities based on their relative fair values. In order to determine the fair values of the different activities covered by each agreement, management applies standard pricing used for products and services in similar arrangements and hourly rates based on similar activities we have performed for other clients.

  Foreign Currency Translation

        The financial statements of our subsidiaries whose functional currency is not the dollar have been translated into U.S. dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statement of operations amounts have been translated using the average exchange rate for the period. The resulting translation adjustments are reported as a component of stockholders' equity in accumulated other comprehensive income (loss). For financial statements of certain subsidiaries whose functional currency is the dollar, monetary accounts maintained in currencies other than the dollar are remeasured into dollars in accordance with Statement No. 52 of the Financial Accounting Standards Board ("FASB") "Foreign Currency Translation." All gains and losses from the remeasurement of monetary balance sheet items are reflected in the statement of operations as financial income or expenses as appropriate.

  Allowance for Doubtful Accounts

        We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our clients to make required payments. The allowance for doubtful accounts is determined by evaluating the credit-worthiness of each client based upon market capitalization and other information, including the aging of the receivables. If the financial condition of our clients were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. In each financial period, we estimate the likelihood of collecting every receivable and record a cumulative allowance, which was approximately $1.5 million and $1.8 million at December 31, 2002 and 2003, respectively.

  Goodwill and Other Intangible Assets

        Goodwill represents excess of the costs over the net assets of businesses acquired. Under SFAS No. 142, goodwill acquired in a business combination on or after July 1, 2001 is not amortized. Goodwill arising from acquisitions prior to July 1, 2001 was amortized until December 31, 2001, on a straight-line basis over 20 years.

        SFAS No. 142 requires goodwill to be tested for impairment on adoption and at least annually thereafter or between annual tests in certain circumstances, and written down when impaired, rather than amortized as previous accounting standards required. Goodwill is tested for impairment at the reporting unit level by comparing the fair value of the reporting unit with its carrying value. Fair value is determined using discounted cash flows. Significant estimates used in the methodologies include estimates of future cash flows, future short-term and long-term growth rates, and weighted average cost of capital for the reportable unit. As of December 31, 2003, no impairment losses were identified.

        Intangible assets acquired in a business combination on or after July 1, 2001 should be amortized over their useful life using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with SFAS No. 142. Customer related intangible assets are amortized over a period of 5 years.

  Income Taxes

        Determining the consolidated provision for income tax expense, deferred tax assets and liabilities and related valuation allowance involves judgment. As a global company, we are required to calculate and provide for income taxes in each of the tax jurisdictions in which we operate. This involves estimating current tax exposures in each jurisdiction as well as making judgments regarding the recoverability of deferred tax assets. Tax exposures can involve complex issues and may require an extended period to resolve. Changes in the geographic mix or estimated level of annual pre-tax income can affect the overall effective tax rate.

        We and our subsidiaries account for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes" ("SFAS 109"), which requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between the book and tax basis of recorded assets and liabilities. SFAS 109 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized. We have recorded a valuation allowance for the tax benefits of certain subsidiaries' net operating loss carry forwards.

  Stock-based Compensation

        We have elected to follow Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB 25") and Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation" ("FIN 44") in accounting for our employee stock option plans. Under APB 25, we recognize compensation expense when the exercise price of our share options is less than the fair market price of the underlying shares on the date of grant. The calculation of the intrinsic value of a stock award is based on management's estimate of the fair value of our common stock. Changes in this estimate could have a material impact on our compensation expense.

  Severance Pay

        The liability of our Israeli subsidiaries for severance pay is calculated pursuant to Israel's Severance Pay Law based on the most recent salary of Israeli employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month's salary for each year of employment or a portion thereof. This liability is fully provided for by monthly deposits into severance pay funds, insurance policies and by an accrual. The value of these policies is recorded as an asset on our balance sheet. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel's Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrender value of these policies, and includes immaterial profits. Severance expenses for the years ended December 31, 2002 and 2003 were $1.7 million and $2.2 million, and for the six months ended June 30, 2003 and 2004 were $1.0 million and $1.2 million, respectively.

Consolidated Results of Operations

        The following table sets forth the items in our consolidated statement of operations as a percentage of revenues for the periods presented.

	Year ended December 31,			Six months ended June 30,
	2001	2002	2003	2003	2004
Revenues	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues	69.7	62.8	70.4	70.4	69.4
Provision for losses (reverse of losses) on uncompleted contracts	—	0.1	0.3	0.3	(0.3)

Gross profit	30.3	37.1	29.2	29.2	30.9

Operating expenses:
Selling and marketing	12.1	11.5	9.4	10.6	8.4
General and administrative	19.6	18.1	16.0	14.5	16.0
Research and development, net	1.5	0.9	0.7	1.2	—
Goodwill amortization	3.6	—	—	—	—
Other	—	0.1	0.3	—	—

Total operating expenses	36.7	30.7	26.4	26.3	24.4
Operating income (loss)	(6.3)	6.5	2.8	3.0	6.6
Financial income (expenses), net	(3.9)	(5.3)	(0.6)	0.4	(2.2)
Other income (expenses), net	(0.6)	(0.2)	(0.2)	(0.3)	0.1

Income (loss) before taxes on income	(10.8)	1.0	2.0	3.0	4.5
Taxes on income (tax benefit)	0.5	0.0	0.0	0.0	0.3
Equity in net earnings (losses) of affiliates	0.0	0.0	0.0	0.0	(0.4)
Minority interests in losses (earnings) of subsidiary	(0.1)	(0.2)	0.0	0.2	—

Income (loss) from continuing operations	(11.4)	0.8	2.0	3.3	3.7
Loss from discontinued operations	(0.8)	(0.2)	(0.5)	(0.8)	—

Net income (loss)	(12.2)	0.5	1.5	2.6	3.7

  Six Months Ended June 30, 2004 Compared to the Six Months Ended June 30, 2003

        The following table summarizes certain line items from our consolidated statement of operations (dollars in thousands):

	Six months ended June 30,		Increase (Decrease)
	2003	2004	$	%
Revenues	$92,362	$145,025	$52,663	57.0
Cost of revenues	65,031	100,633	35,602	54.7
Provision for losses (reverse of losses) on uncompleted contracts	323	(485)	(808)	N/A

Gross profit	$27,008	$44,877	$17,869	66.2
Gross margin	29.2%	30.9%

  Revenues

        Our revenues increased from $92.4 million in the six months ended June 30, 2003 to $145.0 million in the six months ended June 30, 2004, representing an increase of 57.0%. The increase was due primarily to the inclusion of $40.0 million of revenues attributable to the acquisition of Apar, effective

June 30, 2003, with the remaining $12.7 million attributable to an increase in sales. Based on internal management operating data, of this $12.7 million an estimated $6.4 million represents sales to existing clients and an estimated $6.3 million represents sales to new clients, both supported by strong client relationships and new sales initiatives. In terms of our service offerings, based on estimates derived from internal management operating data, our $52.7 million revenue increase was primarily due to growth in outsourcing and offshore engagements, representing $43.2 million, while $9.5 million was attributable to growth in our other offerings, comprised of system integration and application development, software and consulting, and quality assurance and training. Revenues from outsourcing and offshore services increased as a result of volume growth due to our sales initiatives related to these offerings, including the hiring of key personnel and aligning of our organizational structure, and expansion into geographical areas in which we currently do business but previously had not offered outsourcing and offshore services.

  Cost of revenues and provision for losses (reverse of losses) on uncompleted contracts

        Our cost of revenues, including salaries, wages and other direct costs, increased from $65.0 million in the six months ended June 30, 2003 to $100.6 million in the six months ended June 30, 2004, representing an increase of 54.7%. The increase was due primarily to the acquisition of Apar, representing $28.4 million, and other costs of revenues, representing $6.4 million, excluding the change in provision for losses (reverse of losses) on uncompleted contracts. The other costs of revenues are attributable primarily to growth in delivery staff. The change in our provision for losses (reverse of losses) on uncompleted contracts decreased from $0.3 million in the six months ended June 30, 2003 to ($0.5) million in the six months ended June 30, 2004, as a result of net changes in our fixed price project loss provisions.

  Gross Profit

        Our gross profit (revenues less cost of revenues and provision for losses (reverse of losses) on uncompleted contracts) increased from $27.0 million in the six months ended June 30, 2003 to $44.9 million in the six months ended June 30, 2004, representing an increase of 66.2%. The increase was primarily due to the inclusion of $11.6 million of gross profit from the Apar acquisition, and an increase in our gross margin. Gross margin for the six months ended June 30, 2003 was 29.2%, compared to 30.9% in the six months ended June 30, 2004. The increase in gross margin resulted primarily from an increase in billable utilization, representing approximately $2.4 million, based on internal management operating data. We define billable utilization as the total billable hours in a period divided by the total available hours of our professionals in that period.

        The following table summarizes certain line items from our consolidated statement of operations (dollars in thousands):

	Six months ended June 30,		Increase (Decrease)
	2003	2004	$	%
Selling and marketing	$9,790	$12,130	2,340	23.9
General and administrative	13,370	23,197	9,827	73.5
Research and development, net	1,116	—	(1,116)	N/A

Total operating expenses	24,276	35,327	11,051	45.5

Operating income	$2,732	$9,550	6,818	249.6

  Selling and marketing

        Selling and marketing expenses increased from $9.8 million in the six months ended June 30, 2003 to $12.1 million in the six months ended June 30, 2004, representing an increase of 23.9%. This increase was due primarily to the inclusion of $1.4 million of expenses attributable to the Apar acquisition and $0.7 million for other marketing expenses, excluding the change in client-based asset amortization. These other marketing expenses related primarily to our efforts to enhance our brand recognition. Selling and marketing expenses include amortization of client-based assets, which was $0.1 million in the six months ended June 30, 2003 and $0.2 million in the six months ended June 30, 2004. The increase in client-based asset amortization was due primarily to an increased cumulative cost of amortization of client-based assets that we acquired in connection with the Apar acquisition.

  General and administrative

        General and administrative expenses increased from $13.4 million in the six months ended June 30, 2003 to $23.2 million in the six months ended June 30, 2004, representing an increase of 73.5%. This increase was due primarily to inclusion of $8.3 million of expenses attributable to the Apar acquisition and other general and administrative expenses of $1.5 million. These other general and administrative expenses were necessary to support our revenue growth.

  Research and development, net

        Research and development expenses decreased from $1.1 million in the six months ended June 30, 2003 to no expenses in the six months ended June 30, 2004. These expenses were comprised solely of the development of Ness ISI's dbMotion system. Following the January 1, 2004 issuance of preferred shares by Ness ISI that reduced our share ownership to a non-controlling interest, we no longer consolidate Ness ISI's results in our financial statements.

        The following table summarizes certain line items from our consolidated statement of operations (dollars in thousands):

	Six months ended June 30,		Increase (Decrease)
	2003	2004	$	%
Operating income	$2,732	$9,550	6,818	249.6
Financial income (expenses), net	324	(3,150)	(3,474)	N/A
Other income (expenses), net	(256)	95	351	N/A

Income before taxes on income	2,800	6,495	3,695	132.0
Taxes on income (tax benefit)	(33)	485	518	N/A
Equity in net earnings (losses) of affiliates	39	(648)	(687)	N/A
Minority interests in losses (earnings) of subsidiary	212	(35)	(247)	N/A

Income from continuing operations	3,084	5,327	2,243	72.7
Loss from discontinued operations	(704)	—	704	N/A

Net income	$2,380	$5,327	2,947	123.8

  Financial income (expenses), net

        Financial income (expenses), net, changed from income of $0.3 million in the six months ended June 30, 2003 to expenses of $3.2 million in the six months ended June 30, 2004. The change was due primarily to an increase in interest expense on long-term bank loans of $1.6 million and other financial expenses of $1.9 million. These other financial expenses related primarily to the higher exchange rate for the dollar against the NIS.

  Other income (expenses), net

        Other income (expenses), net, increased from expenses of $0.3 million in the six months ended June 30, 2003 to income of $0.1 million in the six months ended June 30, 2004. Termination of property in 2003, which resulted in a capital loss, representing an estimated ($0.4) million, was the primary expense in the six months ended June 30, 2003.

  Taxes on income (tax benefit)

        Our taxes on income (tax benefit) changed from a benefit of $33,000 in the six months ended June 30, 2003 to taxes of $0.5 million in the six months ended June 30, 2004. This change was due to the increase in our income before taxes and the depletion of our net operating loss carry forwards in Israel.

  Equity in net earnings (losses) of affiliates

        Equity in net earnings (losses) of affiliates decreased from earnings of $39,000 for the six months ended June 30, 2003 to losses of $0.6 million in the six months ended June 30, 2004. This decrease was due to the losses of our affiliate, dbMotion Ltd. (formerly Ness ISI). Following the January 1, 2004 issuance of preferred shares by Ness ISI that reduced our share ownership to a non-controlling interest, we no longer consolidate Ness ISI's results in our financial statements.

  Minority interests in losses (earnings) of subsidiary

        Minority interests in losses (earnings) of subsidiary decreased from $0.2 million in the six months ended June 30, 2003 to ($35,000) in the six months ended June 30, 2004. This change was insignificant.

  Income from continuing operations

        Income from continuing operations increased from $3.1 million in the six months ended June 30, 2003 to $5.3 million in the six months ended June 30, 2004, representing an increase of 72.7%. The increase in net income was due primarily to our increase in operating income of $6.8 million, partially offset by our increased financial expenses of $3.5 million and the increase in our income taxes of $0.5 million.

  Loss from discontinued operations

        In the six months ended June 30, 2003, we recognized a net loss after taxes of $0.7 million, compared to no loss for the six months ended June 30, 2004. The loss was attributable to the closing of an insignificant line of business.

  Net income (loss)

        Net income increased from $2.4 million in the six months ended June 30, 2003 to $5.3 million in the six months ended June 30, 2004, representing an increase of 123.8%. The increase in net income was due primarily to our increase in operating income of $6.8 million and the retirement on December 31, 2003 of losses from discontinued operations of $0.7 million, partially offset by our increased financial expenses of $3.5 million and the increase in our income taxes of $0.5 million.

  2003 Compared to 2002

        The following table summarizes certain line items from our consolidated statement of operations (dollars in thousands):

	Year ended December 31,		Increase (Decrease)
	2002	2003	$	%
Revenues	$166,576	$225,768	59,192	35.5
Cost of revenues	104,541	158,987	54,446	52.1
Provision for losses on uncompleted contracts	161	788	627	389.4

Gross profit	$61,874	$65,993	4,119	6.7
Gross margin	37.1%	29.2%

  Revenues

        Our revenues increased from $166.6 million in 2002 to $225.8 million in 2003, representing an increase of 35.5%. The increase was due primarily to the inclusion of $36.3 million representing six months of revenues for Apar, acquired effective as of June 30, 2003, the inclusion of $14.4 million representing a full year of revenues for APP, acquired in September 2002, and an additional increase in revenues of $8.5 million. Based on internal management operating data, the additional increase in revenues was due to an increase in sales to existing clients of an estimated $8.8 million, sales to new clients, representing an estimated $5.7 million, and currency exchange effects of an estimated $2.9 million, partially offset by reduced spending by clients in our life sciences and healthcare vertical, representing an estimated ($5.4) million, and other revenue decreases, representing ($3.5) million. These other revenue decreases were attributable to billing rate pressures in many of our verticals. In terms of our service offerings, based on estimates derived from internal management operating data, our $59.2 million revenue increase was primarily due to growth in outsourcing and offshore engagements, representing $38.6 million, while $20.6 million was due to growth in our other offerings. The growth in outsourcing and offshore engagements was the result of our sales initiatives related to these offerings, including the hiring of key personnel and aligning of our organizational structure, and market demand for these services. In 2003, we implemented methodologies that allowed us to win large-scale outsourced engineering contracts, managed labs and reusable offerings. Our increased sales to new and existing clients in our other offerings, representing $20.6 million, was a result of strong customer relationships and new sales initiatives. The billing rate, or price, pressure we experienced was due to increased competition resulting from the slowdown in the IT services market during the 2002–2003 period, in response to which we lowered our billing rates, accounting for the ($3.5) million decrease noted above. IT services rates have subsequently stabilized, and we do not currently expect additional pricing pressure in the near future. The life sciences and healthcare IT services market has also stabilized, and we currently do not foresee a decrease in the near future. We expect our revenues to grow in 2004 due to the inclusion of a full year of Apar financial results, continued expansion into North American and European markets in key verticals and securing of contracts from new and existing clients.

  Cost of revenues and provision for losses on uncompleted contracts

        Our cost of revenues, including salaries, wages and other direct costs, increased from $104.5 million in 2002 to $159.0 million in 2003, representing an increase of 52.1%. The increase was due primarily to an increase in the number of IT professionals resulting from our September 2002 acquisition of APP, representing $10.5 million, and the June 2003 acquisition of Apar, representing $25.7 million, an estimated $13.2 million of additional expense to support our organic revenue growth, net, and an estimated $5.4 million in currency exchange effects, partially offset by compensation reductions among our billable staff, representing an estimated ($0.8) million. The compensation reductions were both required and enabled by adverse market conditions. We had approximately 1,970 IT professionals at the end of 2002, which increased to approximately 3,480 at the end of 2003. In 2004, we expect our cost of revenues to increase, primarily due to an increase in the number of IT professionals needed to support our expected revenue growth. In addition, our cost of revenues will likely increase, due to higher salaries, especially in India, where there is strong demand for experienced IT professionals. We expect that this increase will be partially offset by our greater use of resources in lower cost regions. The change in our provision for losses on uncompleted contracts increased from $0.2 million in 2002 to $0.8 million in 2003, as a result of net changes in our fixed price project loss provisions.

  Gross profit

        Our gross profit (revenues less cost of revenues and provision for losses on uncompleted contracts) increased from $61.9 million in 2002 to $66.0 million in 2003, representing an increase of 6.7%. The increase was primarily due to the inclusion of $10.6 million of gross profit from the Apar acquisition, offset partially by a decrease in our gross margin from 37.1% in 2002 to 29.2% in 2003. The decrease in gross margin resulted from the shift in our mix of business toward an increased focus on outsourcing, representing an estimated ($2.0) million, pricing pressures in the IT services industry, representing an estimated ($3.5) million, and currency fluctuations, representing an estimated ($2.5) million. The decrease was partially offset by our cost reductions and improvement in billable utilization, representing approximately $1.0 million. Our acquisition and integration of Apar and APP did not significantly affect our gross margin, as each acquired company was operating at gross margins similar to ours prior to its acquisition. We decided to increase our focus on outsourcing, despite its lower margin, to take advantage of a new revenue source and to increase our backlog by increasing our proportion of multi-year contracts. In 2004, we expect that gross profit will increase as a result of our anticipated revenue growth. Because of our growth in offshore services, which are characterized by higher margins, we do not expect further significant decreases, if any, in our gross margin.

        The following table summarizes certain line items from our consolidated statement of operations (dollars in thousands):

	Year ended December 31,		Increase (Decrease)
	2002	2003	$	%
Selling and marketing	$19,192	$21,287	2,095	10.9
General and administrative	30,168	36,115	5,947	19.7
Research and development, net	1,516	1,559	43	2.8
Other	198	665	467	235.9

Total operating expenses	51,074	59,626	8,552	16.7

Operating income	$10,800	$6,367	(4,433)	(41.0)

  Selling and marketing

        Selling and marketing expenses increased from $19.2 million in 2002 to $21.3 million in 2003, representing an increase of 10.9%. This increase was due primarily to the inclusion of $1.2 million of selling and marketing expenses related to the Apar acquisition. Selling and marketing expenses include amortization of client-based assets, which was $29,000 in 2002 and $0.3 million in 2003. This increase in amortization was due primarily to the increased cumulative cost of amortization of client-based assets realized through the Apar acquisition. In 2004, we expect selling and marketing expenses to increase to support growth in new vertical markets and regions. In addition, we expect a modest increase in our marketing expenses to enhance our brand recognition.

  General and administrative

        General and administrative expenses increased from $30.2 million in 2002 to $36.1 million in 2003, representing an increase of 19.7%. The increase was a result of the Apar acquisition representing $8.7 million, offset by a decrease in general and administrative expenses of $2.8 million. This decrease related to our cost savings, consisting primarily of the consolidation of procurement arrangements and the more efficient use of our general and administrative overhead. General and administrative expenses represented 18.1% of revenues in 2002 and decreased to 16.0% of revenues in 2003. This decrease as a percentage of revenues was due primarily to increased efficiency in our operations and to our cost-management measures. In 2004, we expect our general and administrative expenses to increase to support our anticipated revenue growth. We also expect to incur certain additional expenses associated with being a public company.

  Research and development, net

        Research and development expenses, net, increased from $1.5 million in 2002 to $1.6 million in 2003. This increase was insignificant. These expenses were comprised solely of the development of Ness ISI's dbMotion system and we do not expect significant research and development expenses in the future.

  Other

        In 2002, we incurred non-recurring expenses of $0.2 million, compared to $0.7 million in 2003. These expenses resulted from the consolidation of certain corporate and branch administrative services in the United States.

        The following table summarizes certain line items from our consolidated statement of operations (dollars in thousands):

	Year ended December 31,		Increase (Decrease)
	2002	2003	$	%
Operating income	$10,800	$6,367	(4,433)	(41.0)
Financial expenses, net	(8,829)	(1,451)	7,378	(83.6)
Other expenses, net	(347)	(422)	(75)	21.6

Income before taxes on income	1,624	4,494	2,870	176.7
Tax benefit	(48)	(54)	(6)	12.5
Equity in net earnings (losses) of affiliates	(35)	11	46	N/A
Minority interests in earnings of subsidiary	(377)	—	377	(100.0)

Income from continuing operations	1,260	4,559	3,299	261.8
Loss from discontinued operations	(395)	(1,105)	(710)	179.7

Net income	$865	$3,454	2,589	299.3

  Financial expenses, net

        Financial expenses, net, decreased from $8.8 million in 2002 to $1.5 million in 2003, representing a decrease of 83.6%. The reduction was due primarily to lower interest rates on our long-term and short-term loans and the lower exchange rate for the dollar against the NIS. As the dollar strengthens, our financial expenses, net, and our operating income will increase. We also expect a positive net effect on our financial expenses as a result of the completion of this offering.

  Other expenses, net

        Other expenses, net, increased from $0.3 million in 2002 to $0.4 million in 2003, representing an increase of 21.6%. This change was insignificant.

  Tax benefit

        Our tax benefit was $48,000 in 2002 and $54,000 in 2003. We expect that our effective tax rate in 2004 will benefit from net operating loss carry forwards in the United States, Israel and Europe and will decrease slightly in each subsequent year due to an increase in the proportion of services performed in India, where we benefit from a tax holiday. In 2009, the tax holiday will terminate, at which time we expect our effective tax rate to increase significantly.

  Equity in net earnings (losses) of affiliates

        Equity in net earnings (losses) of affiliates increased from a loss of $35,000 in 2002 to earnings of $11,000 in 2003. This change was due to the increase in the net earnings of our affiliate, Ness Matach.

  Minority interests in earnings of subsidiary

        Minority interests in earnings of subsidiary decreased from ($0.4) million in 2002 to zero in 2003. This decrease was due to the decrease in net earnings of our subsidiary Ness U.S.A. Because we consolidate 100% of net losses for this subsidiary, there was no minority interest for 2003, when the subsidiary experienced a net loss. In 2004, we expect minority interest in losses of subsidiary to remain small, and we expect to acquire the minority interest in Ness U.S.A. through a share exchange immediately following this offering.

  Income from continuing operations

        Income from continuing operations increased from $1.3 million in 2002 to $4.6 million in 2003, representing an increase of 261.8%. This increase was due primarily to the decrease in our financial expenses offset by the decrease in our operating income.

  Loss from discontinued operations

        In 2002, we recognized a net loss after taxes of $0.4 million compared to a net loss after taxes of $1.1 million for results of discontinued operations in 2003. These losses were attributable to the closing of an insignificant line of business.

  Net income

        Net income increased from $0.9 million in 2002 to $3.5 million in 2003, representing an increase of 299.3%. The increase in net income was due primarily to the decrease in financial expenses, offset by the decrease in operating income. Operating income decreased due primarily to the lower exchange rate of the dollar. The lower exchange rate of the dollar caused a concurrent decrease in financial expenses, leading to an increase in net income.

  2002 Compared to 2001

        The following table summarizes certain line items from our consolidated statement of operations (dollars in thousands):

	Year ended December 31,		Increase (Decrease)
	2001	2002	$	%
Revenues	$151,612	$166,576	14,964	9.9
Cost of revenues	105,604	104,541	(1,063)	(1.0)
Provision for losses on uncompleted contracts	—	161	161	N/A

Gross profit	$46,008	$61,874	15,866	34.5
Gross margin	30.3%	37.1%

  Revenues

        Our revenues increased from $151.6 million in 2001 to $166.6 million in 2002, representing an increase of 9.9%. The increase was due primarily to the inclusion of a full year of revenues, representing $23.3 million, for Ness U.S.A., acquired in November 2001, and sales to new clients, representing an estimated $5.0 million, based on internal management operating data, partially offset by a decrease in sales to existing clients, representing an estimated ($10.0) million and other revenue decreases of an estimated ($3.3) million. These other revenue decreases were attributable to billing rate reductions as a result of billing rate, or price, pressures in some of our verticals. The billing rate pressure we experienced was due to increased competition resulting from the slowdown in the IT services market during the 2002–2003 period, in response to which we lowered our billing rates, accounting for the estimated ($3.3) million decrease.

  Cost of revenues and provision for losses on uncompleted contracts

        Our cost of revenues, including salaries, wages and other direct costs, decreased from $105.6 million in 2001 to $104.5 million in 2002, representing a decrease of 1.0%. The decrease was due primarily to an increase in billable utilization of our IT professionals and to lower compensation levels in 2002. The compensation reductions affected over 75% of our IT professionals in Israel, with an average compensation decrease of 5%, following compensation reductions for management. The compensation reductions, representing approximately ($3.0) million, based on management's internal operating data, were both required and enabled by adverse market conditions. Overall compensation expense decreased despite an increase in the number of our IT professionals from approximately 1,700 as of December 31, 2001 to approximately 1,970 as of December 31, 2002. The change in our provision for losses on uncompleted contracts increased from zero in 2001 to $0.2 million in 2002, as a result of net changes in our fixed price project loss provisions.

  Gross profit

        Our gross profit increased from $46.0 million in 2001 to $61.9 million in 2002, representing an increase of 34.5%. Gross margin for 2001 was 30.3%, compared to 37.1% in 2002. The increase in gross margin resulted primarily from our ongoing cost-saving efforts, which consisted of compensation adjustments.

        The following table summarizes certain line items from our consolidated statement of operations (dollars in thousands):

	Year ended December 31,		Increase (Decrease)
	2001	2002	$	%
Selling and marketing	$18,302	$19,192	890	4.9
General and administrative	29,679	30,168	489	1.6
Research and development, net	2,250	1,516	(734)	(32.6)
Goodwill amortization	5,390	—	(5,390)	(100.0)
Other	—	198	198	N/A

Total operating expenses	55,621	51,074	(4,547)	(8.2)

Operating income (loss)	$(9,613)	$10,800	20,413	N/A

  Selling and marketing

        Selling and marketing expenses increased from $18.3 million in 2001 to $19.2 million in 2002, representing an increase of 4.9%. This increase was due primarily to the inclusion of three months of selling and marketing expenses for APP, acquired in September 2002.

  General and administrative

        General and administrative expenses increased from $29.7 million in 2001 to $30.2 million in 2002, representing an increase of 1.6%. General and administrative expenses represented 19.6% of revenues in 2001 and 18.1% of revenues in 2002. This increase was due primarily to the inclusion of a full year of general and administrative expenses for Ness U.S.A., acquired in November 2001, representing $6.0 million, and three months of general and administrative expenses for APP, acquired in September 2002, representing $0.7 million. In 2001, our general and administrative expenses included an estimated $4.7 million of costs related to the consolidation, completed in second quarter, of the initial six Ness acquisitions.

  Research and development, net

        Research and development expenses, net, decreased from $2.3 million in 2001 to $1.5 million in 2002. These expenses were comprised solely of expenses incurred in connection with the development of Ness ISI's dbMotion system. This decrease reflects the reduced investment needed in dbMotion in 2002.

  Goodwill amortization

        Goodwill amortization was $5.4 million in 2001, compared to no goodwill amortization in 2002. This decrease was due to our implementation of SFAS 142. Under SFAS No. 142, goodwill acquired in business combinations on or after July 1, 2001 is not amortized. Goodwill arising from acquisitions prior to July 1, 2001 was amortized until December 31, 2001, on a straight-line basis over 20 years.

  Other

        In 2002, we incurred non-recurring expenses of $0.2 million compared to no non-recurring expenses in 2001. The 2002 expenses resulted from the consolidation of certain corporate and branch administrative services in the United States.

        The following table summarizes certain line items from our consolidated statement of operations (dollars in thousands):

	Year ended December 31,		Increase (Decrease)
	2001	2002	$	%
Operating income (loss)	$(9,613)	$10,800	20,413	N/A
Financial expenses, net	(5,887)	(8,829)	(2,942)	50.0
Other expenses, net	(856)	(347)	509	(59.5)

Income (loss) before taxes on income	(16,356)	1,624	17,980	N/A
Taxes on income (tax benefit)	807	(48)	(855)	N/A
Equity in net earnings (losses) of affiliates	12	(35)	(47)	N/A
Minority interests in earnings of subsidiary	(96)	(377)	(281)	(292.7)

Income (loss) from continuing operations	(17,247)	1,260	18,507	N/A
Loss from discontinued operations	(1,234)	(395)	839	(68.0)

Net income (loss)	$(18,481)	$865	19,346	N/A

  Financial expenses, net

        Financial expenses, net, increased from $5.9 million in 2001 to $8.8 million in 2002, representing an increase of 50.0%. The increase was due primarily to the higher exchange rate for the dollar against the NIS.

  Other expenses, net

        Other expenses, net, decreased from $0.9 million in 2001 to $0.3 million in 2002. This decrease was due primarily to the termination of real property leases by some of our subsidiaries in 2001 and the sale of leasehold improvements, which resulted in a capital loss.

  Taxes on income (tax benefit)

        Our tax expense in 2001 was $0.8 million, compared to a tax benefit of $48,000 in 2002. This change was primarily due to a one-time benefit from deferred income taxes recorded in 2002.

  Equity in net earnings (losses) of affiliates

        Equity in net earnings (losses) of affiliates decreased from earnings of $12,000 in 2001 to a loss of $35,000 in 2002. This change was due to the decrease in the net earnings of our affiliate, Ness Matach.

  Minority interests in earnings of subsidiary

        Minority interests in earnings of subsidiary decreased from ($0.1) million in 2001 to ($0.4) million in 2002. This change was due to the increase of net income of a subsidiary.

  Income (loss) from continuing operations

        Income (loss) from continuing operations increased from a loss of $17.2 million in 2001 to a gain of $1.3 million in 2002. This increase was primarily due to the significant improvement in our gross profit and to our lowered selling and marketing and general and administrative expenses for 2002.

  Loss from discontinued operations

        In 2001, we recognized a net loss after taxes of $1.2 million compared to a net loss after taxes of $0.4 million in 2002 for results of discontinued operations. These losses were due to the closing of an insignificant line of business.

  Net income (loss)

        Net income (loss) increased from a loss of $18.5 million in 2001 to a gain of approximately $0.9 million in 2002. The increase was due primarily to the significant improvement in our gross profit and to a decrease in our total operating expenses, attributable mainly to the elimination of goodwill amortization for 2002.

Quarterly Results of Operations

        The following table presents our unaudited quarterly results of operations for the ten quarters in the period ended June 30, 2004. You should read the following table together with the consolidated financial statements and related notes contained elsewhere in this prospectus. We have prepared the unaudited information on the same basis as our audited consolidated financial statements. This table includes normal recurring adjustments that we consider necessary for fair presentation of our financial position and operating results for the quarters presented. Operating results for any quarter are not necessarily indicative of results for any future quarters or for a full year.

	Three months ended
	Mar 31, 2002	Jun 30, 2002	Sep 30, 2002	Dec 31, 2002(1)	Mar 31, 2003	Jun 30, 2003	Sep 30, 2003(2)	Dec 31, 2003	Mar 31, 2004	Jun 30, 2004
	(unaudited) (dollars in thousands)
Revenues	$40,290	$39,769	$39,063	$47,454	$47,574	$44,788	$64,327	$69,079	$71,146	$73,879
Cost of revenues	25,635	23,172	23,826	31,906	32,605	32,426	45,288	48,668	48,848	51,785
Provision for losses (reverse of losses) on uncompleted contracts	—	—	28	133	162	161	224	241	(442)	(43)

Gross profit	14,655	16,597	15,209	15,415	14,807	12,201	18,815	20,170	22,740	22,137
Operating expenses:
Selling and marketing	4,775	4,920	4,822	4,676	4,794	4,996	5,634	5,863	6,086	6,044
General and administrative	8,252	8,131	7,022	6,764	6,732	6,638	11,263	11,482	11,448	11,749
Research and development, net	356	382	372	406	532	584	37	406	—	—
Other	—	—	—	198	—	—	460	205	—	—

Total operating expenses	13,383	13,433	12,216	12,044	12,058	12,218	17,394	17,956	17,534	17,793

Operating income (loss)	1,272	3,164	2,993	3,371	2,749	(17)	1,421	2,214	5,206	4,344
Financial income (expenses), net	(4,791)	(2,119)	(1,571)	(345)	(676)	1,000	(1,820)	44	(2,369)	(781)
Other income (expenses), net	(324)	823	(72)	(774)	(231)	(25)	536	(702)	84	11

Income (loss) before taxes on income	(3,843)	(1,868)	1,350	2,252	1,842	958	137	1,556	2,921	3,574
Taxes on income (tax benefit)	120	(61)	(49)	(58)	(22)	(11)	(2)	(19)	(111)	596
Equity in net earnings (losses) of affiliates	(23)	(46)	19	14	19	20	18	(45)	(615)	(33)
Minority interests in losses (earnings) of subsidiary	(125)	(509)	134	122	141	71	74	(286)	—	(35)

Income (loss) from continuing operations	(4,111)	1,374	1,552	2,446	2,024	1,060	231	1,244	2,417	2,910
Income (loss) from discontinued operations	989	(453)	(354)	(576)	(460)	(244)	(42)	(359)	—	—

Net income (loss)	$(3,122)	$921	$1,198	$1,870	$1,564	$816	$189	$885	$2,417	$2,910

(1)
In September 2002, we acquired APP Group CEE B.V.  See "—Consolidated Results of Operations—2003 Compared to 2002."

(2)
In June 2003, we acquired Apar. See "—Consolidated Results of Operations—2003 Compared to 2002" and "—Six Months Ended June 30, 2004 Compared to the Six Months Ended June 30, 2003."

Liquidity and Capital Resources

        We have historically funded our operations through our ability to generate cash from operations, sales of Class A, B and C preferred stock and bank borrowings. In March 1999, we raised approximately $5.5 million from the sale of Class A preferred stock, which was later converted into common stock. In November 1999, we raised approximately $34.8 million from the sale of Class B preferred stock. In May 2000, we raised approximately $43.6 million from the sale of Class C preferred stock.

        At June 30, 2004, we had aggregate short-term and long-term bank borrowings of $81.2 million, consisting of various notes denominated in dollars, Euros and NIS with interest rates (in various currencies and linked to various indices) ranging from approximately 3% to 8% and a weighted average interest rate of approximately 5%, with maturities of one to four years. These aggregate bank borrowings included $29.6 million from Bank Hapoalim, with interest rates of approximately 3% to 4% and maturities of two to four years; $24.2 million from Israel Discount Bank, with interest rates of approximately 3% to 8% and maturities of one to five years; and $27.4 million from seven other lenders, in amounts ranging from $2.5 million to $5.9 million, with interest rates of approximately 3% to 8% and maturities of up to five years. The maximum interest rate for our dollar-linked borrowings is approximately 6%, and for NIS-linked borrowings is approximately 8%.

        We intend to use approximately $40 million of the proceeds of this offering to reduce long-term debt and an additional approximately $5.0 million for expansion of our infrastructure and facilities in India. Following the use of proceeds from this offering, our only material indebtedness will be amounts owed by Ness Technologies Holdings Ltd., one of our subsidiaries, to Bank Hapoalim and Israel Discount Bank. The shares of two of our Israeli subsidiaries are pledged to these banks as security for borrowings under the agreements. The relevant debt instruments contain customary restrictive covenants relating to the borrower and its wholly-owned subsidiary Ness A.T. Ltd., including the following:

  •
  limitations on incurring debt;

  •
  prohibition on pledging assets;

  •
  prohibition on distributing dividends;

  •
  stockholders' equity must not be less than 30% of its total assets;

  •
  EBITDA must not be less than 9.5% of revenues and not less than NIS 34 million; and

  •
  limitations on merging or transferring assets.

        In addition, the Israel Discount Bank agreement requires that the net cash and liquid assets of the borrower must not be lower than $18.0 million. As of June 30, 2004, we are in compliance and expect to remain in compliance with all of our covenants. Our failure to comply with these covenants could lead to an event of default under the agreements governing some or all of the indebtedness, permitting the applicable lender to accelerate all borrowings under the applicable agreement, and to foreclose on any collateral.

        During the three years ended December 31, 2003, our revenues increased from approximately $151.6 million to approximately $225.8 million and our assets increased from approximately $230.9 million to approximately $339.5 million while our debt remained relatively constant between approximately $90.5 million and approximately $92.2 million and increasing cash and cash equivalents from approximately $30.8 million to approximately $46.0 million plus $3.2 million in short term deposits. During 2003 and 2002, we invested more than $9.0 million in total capital expenditures, primarily for technology assets, infrastructure and equipment and leasehold improvements to support our operations. During the six months ended June 30, 2004, our debt decreased to $81.2 million while our cash and cash equivalents decreased to $43.5 million and no short term deposits. These changes were due to a net decrease in our long term debt of $9.3 million and an increase in advances from customers of $2.2 million.

        We intend to fund future growth through cash flow from operations and available bank borrowings. We believe the proceeds of this offering, together with borrowings and cash flow from operations, will be sufficient to fund continuing operations for the foreseeable future. In order to achieve our strategic business objectives, we may be required to seek additional financing. For example, future acquisitions may require additional equity and/or debt financing. In addition, we may require further capital to continue to develop our technology and infrastructure and for working capital purposes. These financings may not be available on acceptable terms, or at all.

  Cash flows

        The following table summarizes our cash flows for the periods presented (dollars in thousands):

	Year ended December 31,			Six months ended June 30,
	2001	2002	2003	2003	2004
				(unaudited)
Net cash provided by (used in) operating activities	$8,105	$12,739	$4,894	$(1,389)	$8,755
Net cash provided by (used in) investing activities	(3,413)	950	(9,186)	(2,408)	(1,815)
Net cash provided by (used in) financing activities	10,280	(7,065)	3,825	(4,121)	(8,754)
Effect of exchange rate changes on cash and cash equivalents	(4,415)	(4,486)	2,977	4,494	(679)

Increase (decrease) in cash and cash equivalents	10,557	2,138	2,510	(3,424)	(2,493)
Cash and cash equivalents at the beginning of the period	30,799	41,356	43,494	43,494	46,004

Cash and cash equivalents at the end of the period	$41,356	$43,494	$46,004	$40,070	$43,511

  Six months ended June 30, 2004 compared to the six months ended June 30, 2003

        Net cash provided by operating activities was $8.8 million in the six months ended June 30, 2004, compared to net cash used of $1.4 million in the six months ended June 30, 2003. The major factor contributing to the change in net cash provided by operating activities was a significant advance from a customer in the second quarter, representing $2.6 million.

        Net cash used in investing activities was $1.8 million in the six months ended June 30, 2004, compared with $2.4 million in the six months ended June 30, 2003. This decrease was primarily due to the receipt of proceeds from the sale of short-term bank deposits, representing $3.2 million, partially offset by higher capital spending on property and equipment, mainly in India, representing $2.7 million.

        Net cash used in financing activities was $8.8 million in the six months ended June 30, 2004, compared with $4.1 million in the six months ended June 30, 2003. The increase was primarily due to the payment of long-term loans, net.

        The effect of exchange rate changes on cash and cash equivalents was ($0.7) million in the six months ended June 30, 2004, compared to $4.5 million in the six months ended June 30, 2003. The decrease was primarily due to the increasing exchange rate for the dollar during the six months ended June 30, 2004 compared to the declining exchange rate for the dollar during the six months ended June 30, 2003.

  2003 compared to 2002

        Net cash provided by operating activities was $4.9 million in 2003, compared to $12.7 million in 2002. The only material change in our working capital was due to an increase of $7.0 million in our trade and unbilled receivables, due to our significant growth in revenue for 2003, primarily attributable to our acquisition of Apar. Other factors were non-cash.

        Net cash used by investing activities was $9.2 million in 2003, compared with net cash provided of $1.0 million in 2002. This decrease is due primarily to a decline in proceeds from sales of investments and higher capital spending on property and equipment, mainly in India, partially offset by a decrease in capital spending for businesses in other regions in 2003.

        Net cash provided by financing activities was $3.8 million in 2003, compared with $7.1 million of net cash used in financing activities in 2002. The decrease was the result of a reduced need for short term debt in 2002.

        The effect of exchange rate changes on cash and cash equivalents was $3.0 million in 2003, compared to ($4.5) million in 2002. The increase was primarily due to the declining exchange rate for the dollar during 2003 compared to the increasing exchange rate for the dollar in 2002, and the resulting effect on our cash and cash equivalents denominated in currencies other than dollars, when reflected in dollars.

  2002 compared to 2001

        Net cash provided by operating activities was $12.7 million in 2002, compared to $8.1 million in 2001. There was no material change in our working capital. The only significant factors in the change in net cash provided by operating activities were non-cash and consisted of goodwill amortization, representing $5.4 million, and depreciation.

        Net cash provided by investing activities was $1.0 million in 2002, compared with net cash used of $3.4 million in 2001, due mainly to an increase in proceeds from sales of investments in 2002 and higher capital spending in 2001 on property and equipment, mainly in Israel.

        Net cash used in financing activities was $7.1 million in 2002, compared with $10.3 million of net cash provided by financing activities in 2001. In 2002, we utilized cash flow from operations to decrease our short term debt. In 2001, we increased our borrowings under bank credit facilities to fund operating activities.

        The effect of exchange rate changes on cash and cash equivalents was ($4.5) million in 2002, compared to ($4.4) million in 2001. This change was not significant. In each of 2001 and 2002, the exchange rate for the dollar increased, resulting in a negative effect in our cash and cash equivalents denominated in other than dollars, when reflected in dollars.

Off-Balance Sheet Arrangements

        We do not have any significant off-balance sheet arrangements, investments in special purpose entities or undisclosed borrowings or debt. In addition, we have not entered into any derivative contracts or any synthetic leases.

Contractual Obligations

        Our major outstanding contractual obligations relate to our long-term debt, operating leases and accrued severance pay. We have no long-term obligations more than four years. We have summarized in the table below our fixed contractual cash obligations for long-term debt and operating leases as of December 31, 2003 (dollars in thousands).

	Total	Less than 1 year	1-3 years	4 years
Long-term debt	$80,805	$21,703	$53,917	$5,185
Operating leases	21,031	5,556	12,750	2,725

Total	$101,836	$27,259	$66,667	$7,910

        Our obligation for accrued severance pay under Israel's Severance Pay Law as of December 31, 2003 was $32.9 million, of which $30.4 million was funded through deposits into severance pay funds, leaving a net obligation of $2.5 million.

        After giving effect to the use of proceeds from this offering, our long-term debt, on a pro forma basis, at December 31, 2003, would have been $39.4 million, with $8.9 million due in less than one year, $29.7 million due in one to three years, and $0.8 million due in four years.

Quantitative and Qualitative Disclosures about Market Risk

        We do not engage in trading market-risk instruments or purchasing hedging or "other than trading" instruments that are likely to expose us to market risk, whether interest rate, commodity price or equity price risk. We have not purchased options or entered into swaps or forward or futures contracts. We do not use derivative financial instruments for speculative trading purposes.

        We have direct operations in 14 different countries and relationships in many other parts of the world. Our foreign operations contract with clients in their applicable local currencies or dollars. As a result, we are subject to adverse movements in foreign currency exchange rates in those countries where we conduct business. We may in the future enter into forward foreign currency exchange or other derivatives contracts to hedge our exposure to foreign currency exchange rates. We do not currently hedge any foreign currency exposure to offset the effects of changes in exchange rates.

        In the future, we may be subject to interest rate risk on our investments, which would affect the carrying value of our investments.

Recent Accounting Pronouncements

        In March 2004, the Emerging Issues Task Force, or EITF, reached a consensus on Issue No. 03-06 "Participating Securities and the Two-Class Method under FASB Statement No. 128" related to "participating securities" and the application of the "two-class method" under FASB Statement No. 128 "Earnings Per Share." EITF No. 03-06 provides guidance in determining when a security participates in dividends such that the two-class method must be used to calculate earnings per share. The consensuses of EITF No. 03-06 should be applied retroactively beginning with the first reporting period (annual or interim) beginning after March 31, 2004. The adoption of EITF No. 03-06 is not expected to have a significant impact on our financial statements.

        In November 2003, the EITF reached a consensus on EITF Issue No. 03-01, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments," or EITF No. 03-01. EITF No. 03-01 provides guidance on other-than-temporary impairments and its application to debt and equity investments, and applies to investments in debt and marketable securities that are accounted for under SFAS No. 115. EITF No. 03-01 requires additional disclosure of investments with unrealized losses. Upon adoption of EITF No. 03-01, there was no impact on our consolidated results of operations or financial position, nor any requirement to expand current disclosure.

        In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," or SFAS No. 150. SFAS No. 150 establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. In accordance with the standard, financial instruments that embody obligations for the issuer are required to be classified as liabilities. SFAS No. 150 shall be effective for financial instruments entered into or modified after May 31, 2003 and otherwise shall be effective beginning in our first quarter of fiscal year 2004. Upon adoption of SFAS No. 150, there was no impact on our consolidated results of operations or financial position.

        In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities," or FIN No. 46. The objective of FIN No. 46 is to improve financial reporting by companies involved with variable interest entities. A variable interest entity is a corporation, partnership, trust or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN No. 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. FIN No. 46 also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of FIN No. 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period ending after March 15, 2004. Upon adoption of FIN No. 46, there was no impact on our consolidated results of operations or financial position.

BUSINESS

General

        We are a global provider of IT services and end-to-end business solutions designed to help clients improve their competitiveness and effectiveness. End-to-end business solutions encompass all stages of a client's business process and incorporate all technologies and IT services related to that process. Our portfolio of solutions and services includes outsourcing, system integration and application development, software and consulting, and quality assurance and training.

        We provide services to a significant number of clients in the commercial, industrial and government sectors. We have a highly skilled workforce of experienced IT employees and consulting professionals across our key vertical markets. The primary industries, or verticals, we serve include government and defense, financial services, life sciences and healthcare, telecommunications and utilities, and independent software vendors, or ISVs. We combine our knowledge of these vertical markets and our clients' businesses with our technical expertise to deliver tailored solutions to our clients, many of whom are subject to rigorous regulatory requirements.

        We have operations in 14 countries across North America, Europe and Asia. We combine our deep vertical expertise and strong technical capabilities to provide a complete range of high quality services on a global scale. By integrating local and international personnel in focused business and project teams, this global delivery model leverages our corporate knowledge and experience, intellectual property and global infrastructure to develop innovative solutions for clients across the geographies and verticals we serve. We complement our global delivery model with our offshore delivery capabilities to achieve meaningful cost reductions or other benefits for our clients.

        We provide services to over 500 clients located throughout the world, including a number of Fortune 1000 and Global 2000 companies. We have achieved recurring revenues as a result of our multi-year contracts and long-standing relationships with clients such as ABN AMRO, American Express, AT&T, Business Objects, Czech Telecom, Israel Aircraft Industries, Israel Discount Bank, Orange and Pfizer, which are among the largest clients in each of our verticals, based on revenues. In 2003, existing clients from prior years generated more than 80% of our revenues, with no single client accounting for more than 5% of our revenues.

        Our services and solutions offerings are strengthened by our strategic alliances and close relationships with leading global software and infrastructure vendors, which allow our clients to benefit from a selection of technologies and innovation. We maintain the highest level of certification with many of our key partners, which allows us to influence their development of new products and obtain and offer our clients early access to new product offerings. These certifications are awarded by major ISVs and service providers to those partners that demonstrate high levels of professional and technical expertise. Some key alliances and partnerships that are applicable across multiple industry verticals and geographies, and with whom we conduct business and maintain high levels of certification are BEA Systems, Documentum, EMC, IBM, Mercury Interactive, Microsoft, SAP and Unisys.

        Our revenues, including through acquisitions, have grown from $151.6 million in 2001 to $225.8 million in 2003, representing a compounded annual growth rate of approximately 22%. During that time, our results of operations have also improved from a net loss of $18.5 million for 2001, to net income of $3.5 million for 2003. For the six months ended June 30, 2004, our revenues were $145.0 million and our net income was $5.3 million.

        For 2001, 2002 and 2003, the percentage of our revenues generated by public– and private–sector clients in Israel was 93%, 80% and 68%, respectively, and 58% for the six months ended June 30, 2004. The percentage of our revenues derived, in aggregate, from agencies of the government of Israel for the same time periods was 16%, 17%, 14% and 12%, respectively, while our revenues from these agencies increased steadily during the same periods.

        Ness Technologies, Inc. was incorporated in Delaware in March 1999 in connection with the acquisition between 1997 and 1999 of six Israeli IT companies, which collectively average more than 20 years of IT experience. These companies and each company we subsequently acquired have been successfully integrated into our corporate structure, and the acquired capabilities, know-how and staff have been assigned to our various business groups.

Service Offerings

        We offer a broad suite of services, including outsourcing, system integration and application development, software and consulting, and quality assurance, or QA, and training.

  Outsourcing

        We have several specific offerings in this category, each of which represents the outsourcing of a core client IT function to us. We perform these services either locally (at the client's facilities or our facilities) or at our offshore facilities. We offer the following outsourcing services:

        Offshore Application Development and Maintenance.    We believe our application development and maintenance services are characterized by low cost, high quality and short time-to-market. We create, implement and integrate software applications through a global infrastructure, and we believe we are well positioned to support virtually any client anywhere in the world through our global delivery model.

        Our offshore application development and maintenance services include a wide range of technologies and platforms. We customize our services according to each client's needs by employing flexible service models drawn from our experience helping our clients outsource software services. Our offshore center in India is ISO 9001 certified and accredited at CMM Level 5, and enables us to provide low cost, high quality and 24-hour development cycle capability. ISO 9001 is an international standard for quality management systems maintained by the International Organization of Standardization. The CMM, or Capability Maturity Model, is a widely accepted set of practices developed by the Software Engineering Institute at Carnegie Mellon aimed at producing defect free software by technical and management discipline, rather than by exhaustive testing. CMM Level 5 accreditation is reserved for organizations with the highest quality of disciplined and repeatable software development practices.

        To date, we have provided most of our offshore application development services to clients in the financial services, retail and telecommunications verticals. Following development and implementation, we provide services such as end-to-end application monitoring, scheduled downtime and maintenance, ad-hoc maintenance activities, application upgrades and legacy application integration within and across company firewalls.

        IT Outsourcing.    We offer customized IT outsourcing services, both onsite and off-site. Through our end-to-end service solution, we take responsibility for all or a portion of client operations and activities, including information security solutions, IT management, application development and maintenance, infrastructure implementation and management, network management, computer and communications hardware, help desk support, and disaster recovery planning, storage and backup solutions. We apply our proven methodologies, which cover every phase of a project's lifecycle, with strong project management, senior staff supervision and QA mechanisms to ensure reliable delivery. We currently provide these services, including support on a 24-hour-a-day, seven-day-a-week basis, to over 30 clients in diverse fields, representing over 100,000 end-users, for single-site and multi-site enterprises and organizations.

        Managed Labs for Independent Software Vendors.    ISVs are increasingly faced with challenges, including pricing pressures, lower license sales, increased competition and reduced development budgets. To address these challenges, we have developed a managed labs offering to provide ISVs with outsourced software product research and development centers that supplement those of the client. These offerings include product development and maintenance, testing, release automation services and porting services. We have experience in successfully providing management consulting, process transformation, technology solutions and offshore production services. Our strong infrastructure and proven processes ensure that our solutions are developed and built offshore and deployed onsite in an efficient and effective manner.

        Our expertise lies in the design and development of new software products, re-development, re-engineering, and maintenance of existing products, and global implementation and rollout support for existing products. Our labs are specially designed to assist software product companies through all phases of a product's life cycle. We consider ourselves custodians of our clients' intellectual property and accordingly offer them our build-operate-transfer model. We function as a partner with our clients to manage tactical needs at all phases of the development process. During the "build" phase, we provide strategic consulting to address our clients' business challenges and investment goals. During the "operate" phase, we help our clients track progress according to their plans. We report and advise our clients on the work in progress and refine the model in accordance with their business priorities. We have successfully executed this model with over 15 companies worldwide. After 36 months of operation, we offer our clients the option of purchasing back the offshore development center assets in their entirety.

  System Integration and Application Development

        We offer a broad set of IT services to our clients in the area of system integration and application development, including the following:

        Enterprise Resource Planning and Customer Relationship Management Solutions.    Enterprise resource planning, or ERP, and customer relationship management, or CRM, are integrated application software packages designed to support multiple business functions. For many organizations in the vertical markets we serve, ERP and CRM systems are the backbone of business transactions and communications. We offer a wide range of ERP and CRM solutions and services, including needs analysis, product selection and differentiation analysis, solution design, installation and administration, product adjustment and customization, data transfer from original information systems, integration with other systems, including business partner systems, end-user and administrator training, manual production and routine operational support, including upgrades and ongoing development. Our client service teams provide support activities such as localization, basis team infrastructure, training and delivery of complementary products. Our solutions and expertise include supply chain management, supplier relationship management and life cycle management.

        We provide these services from many of our delivery centers for clients around the world. In Israel, we are the sole SAP product distributor, where we also implement SAP and operate the Israeli SAP user group.

        Enterprise Application Integration (EAI).    We offer EAI solutions focused on building software infrastructure platforms that simplify connectivity between diverse applications and dissimilar business systems. We integrate and leverage our clients' investments in current systems while improving business efficiency and enabling the sharing of information across application boundaries.

        Our integration personnel are proficient in primary integration tools and standards, including webMethods, IBM's MQ Series, Tibco, SeeBeyond, Microsoft BizTalk, XML, Vitria, FileNet, BEA WebLogic Integrator, EDI and SAP NetWeaver.

        Command and Control and Real-Time Systems.    We deliver high-end technical solutions for protecting the safety of national borders, improving data gathering mechanisms, and enhancing communications channels for both military and civilian organizations. These services include:

  •
  air defense command and control systems, including simulators, test beds, C4I systems, planning systems and air traffic control systems;

  •
  ground command and control systems, or GCCS, including strategic and tactical visualization systems, digital GCCS systems, and tactical command and control systems;

  •
  surveillance systems, including mission management systems and unmanned aerial vehicle interpretation systems;

  •
  intelligence systems, including IT solutions for organizations which collect, process and disseminate large volumes of information, in a demanding environment;

  •
  missile defense, including missile defense simulation and theater defense systems; and

  •
  electronic warfare systems, including modern human machine interfaces, resource allocation, parameter management, results acquisition and threats database management.

        Geographic Information Systems (GIS).    We have been active in the field of digital mapping since 1985, developing advanced GIS that quickly and accurately process and transform large volumes of maps and photography into various digital and easily readable formats. For example, militaries are in critical need of accurate maps, GIS data, and photographic intelligence for mission planning, operational command and control, and three-dimensional mission rehearsal and training. Similarly, emergency response systems require accurate road maps, current location display, shortest route determination and other GIS capabilities that we provide.

        Some of Israel's national (including military, civilian and commercial) geographic databases were created using software we developed. These systems cover all aspects of cartographic and photogrammetric data collection, manipulation, storage and retrieval.

        Telecommunications Systems.    We provide industrial, government and defense organizations with turnkey solutions, including complete systems and specifically tailored projects designed to facilitate the management of telecommunications systems and networks. We have developed a wide range of network management products, including:

  •
  contact centers and computer telephony integration systems;

  •
  large scale integrated network management systems for switching, transmission and data;

  •
  telephone directory assistance systems; and

  •
  voice activated dialing—telecommunication speech recognition technologies.

        Knowledge Management.    We offer a range of services and products designed to help our clients realize value from their corporate knowledge, including information storage, retrieval and sharing. Our specific offerings include:

  •
  enterprise portals—solutions integrating the necessary components for a knowledge-centric portal infrastructure;

  •
  enterprise content management—business processes for delivering well-integrated information to key decision makers on a timely basis; and

  •
  document management and workflow solutions for facilitating the storage and management of electronic documents and images.

        Business Intelligence (BI) and Data Warehousing.    We enable organizations to develop what we believe to be complete state-of-the-art information systems for turning data into business intelligence. Our end-to-end BI and data warehousing solutions are designed to ensure accuracy, consistency and timeliness of information storage and retrieval to meet our clients' business requirements. Recent examples within the life sciences and healthcare vertical include BI and data warehousing solutions in the following areas:

  •
  clinical trials management systems; and

  •
  scientific data management systems utilized in the research and development area.

        Other examples include:

  •
  portfolio management systems, including balanced scorecard systems to measure business performance using data from clinical trials, research and development, and sales and marketing; and

  •
  sales, marketing and financial solutions, which analyze market share/size, revenues and costs to help increase profitability and produce other metrics relevant to business decisions.

  Software and Consulting

        We provide proprietary solutions that can be customized to our clients in certain verticals where we have developed substantial intellectual property and experience, such as through our work on the national border control system of Israel. In addition, we offer a comprehensive range of strategic consulting services and are able to assess a client's software needs and recommend and, in certain cases, resell, commercially available software products and systems.

        Proprietary and Turnkey Solutions.    We have developed software to market as proprietary turnkey solutions, which are customized applications designed and modified to meet client needs. We provide end-to-end business solutions from design to maintenance and are able to provide specialization according to the subtle differences within each specific industry. We retain certain intellectual property and rights which allow us to continue to exploit opportunities to market these products. Our turnkey solutions include:

  •
  AwareNess—an emergency management system;

  •
  medical records system, supplying a comprehensive view of medical data;

  •
  electronic toll collection system, including CRM billing and payment for toll road systems;

  •
  border control system used for identifying, controlling and registering passages through borders;

  •
  pension management system, enabling large organizations and pension funds to manage all aspects of employee pensions;

  •
  business rules technology software, permitting IT organizations to develop business solutions with reduced coding;

  •
  digital rights management software, enabling broadcasters, television and film producers, and media companies and publishers to manage all their author rights, contracts, and royalties; and

  •
  air traffic control systems, including various software solutions handling all aspects of the complicated task of air traffic control.

        Product Representation.    We select what we believe to be the best products for our clients by working closely with major international vendors who specialize in software product development, integration, localization, marketing, service and maintenance. In this way, we are able to leverage the products and methodologies supplied by our partners in order to provide our clients with comprehensive value-added solutions. Through our partner relationships, we resell products for over 30 companies, including SAP, Sybase, Information Builders, Genesys, Documentum, Merant, Sterling Commerce, SyncSort and Avaya.

        Strategic Consulting.    We leverage our proven methodologies to help our clients analyze, plan and achieve objectives at various stages of the business lifecycle. Our expertise, coupled with product and technology alliances, provides organizations with a one-stop solution. To deepen our specialization and understanding of our clients' business needs, we have established teams with core competence in particular verticals. Our IT experience, combined with our technology independence, enables us to offer a range of IT solutions for combining business trends and company goals with IT implementation. We believe that this blend of IT and business expertise is unique and enables us to unify IT and business needs to enhance our clients' competitive advantage and growth.

  Quality Assurance and Training

        We offer a broad range of QA, testing, user interface engineering, training and user assimilation services, all designed to produce high quality business solutions with broad and rapid user acceptance.

        Quality Assurance, Testing and User Interface Engineering.    As technology platforms have become more complex at each of the application, operating system and hardware levels, there is a growing need to test, analyze and certify that software and hardware function as designed. Because of this growing complexity, together with reduced IT budgets, many companies outsource the testing and QA process to third party vendors. We target this growing market with our independent V-Ness software testing and QA service. In order to meet the needs of our client base, the V-Ness service provides a spectrum of solutions including: time to market QA methodology; system integration performance and testing; user interface engineering and user experience engineering; validation and full traceability capabilities that allow us to verify that the end product meets the initial product specifications; enterprise QA solutions, such as ERP, CRM and data warehousing; test automation; load testing; and quality consulting. Our professionals have extensive experience in QA and testing using our documented and proven work methodologies.

        Training and Assimilation.    We offer clients comprehensive learning solutions by providing a wide range of training services. Our staff provides training across a wide range of information, technology and communication applications. We customize our training programs based on advanced proprietary training methodologies and evaluation tools satisfying our clients' needs in terms of content, target audience, level of knowledge and training times. We complement traditional learning methods with learning management systems, e-learning platforms, and computer and web based self study kits, enabling end-users to learn at their own pace and level.

        In addition to training, we offer assimilation services, designed to help organizations deploy new solutions rapidly and effectively. We include these services as part of every project, and also offer them separately to meet client needs.

Industry Overview

        The IT services industry is highly fragmented and has evolved from simply supporting business functions to enabling their expansion and transformation. To succeed in this transformation, companies must respond rapidly to market trends, create new business models and improve productivity. In this dynamic, competitive environment, decisions with respect to technology have become increasingly important. Also, due to the recent global economic downturn and lack of compelling IT initiatives, such as Year 2000 and Euro conversion, companies have substantially reduced their IT services spending, resulting in hardship for many IT service vendors. According to industry analysts, however, the IT services market is now returning to a period of growth. Gartner Inc., an independent industry analyst, forecasted in its Gartner Dataquest Market Databook of June 2004 that the global IT services market will grow from $569 billion in 2003 to $762 billion in 2008, a compound annual growth rate of approximately 6.0%.

        Companies are increasingly seeking cost effective alternatives to acquire high quality IT services. The use of offshore vendors is becoming increasingly common among larger corporations. According to Gartner's report "A Look at India for Offshore Sourcing Options" of July 2003, 40% of U.S. enterprises are already sourcing some IT services through a global delivery model, and by the end of 2004, more than 80% of U.S. executive boards will have considered offshore outsourcing. Based on our review of publicly available information, we believe IT services provided offshore totaled approximately $12 billion in 2002, which represents less than 2% of the total IT services market. According to the same Gartner report, India has captured the bulk of this revenue, around $10 billion. Other offshore IT service countries are gaining market share. Based on the Gartner report and our review of publicly available information, we project an annual growth rate for offshore IT services of 25% to 30%, making offshore IT services a particularly high growth market. Offshore business processing outsourcing services are projected to grow even faster, with an estimated annual growth rate as high as 60%.

        These factors reflect a business opportunity for global IT services vendors with established vertical practices, effective global delivery mechanisms and limited reliance on long-term staff relocation from offshore locations to client locations in the United States and around the world.

Competitive Strengths

        We believe our competitive strengths include:

        Our vertical expertise.    Since our inception, we have achieved leading positions in a number of the verticals in which we compete. We maintain a staff of highly skilled industry experts in each of these verticals and use this expertise on our engagements to provide a range of end-to-end business solutions.

        Our global delivery model.    We have operations in 14 countries in North America, Europe and Asia. We provide services to our clients through a comprehensive global delivery model that integrates both local and global resources in a cost-effective manner. Our fully operational offshore outsourcing centers, including our CMM level 5 offshore facility in India, enable us to minimize the difficulties other outsourcing vendors now face in using foreign employees in the United States on a temporary basis due to the tightening of immigration policies.

        Our proven track record.    By consistently providing high quality services, we have achieved a track record of project successes through the completion of numerous engagements around the world. Part of our success is attributable to our focus on methodology and repeatable high quality practices, which are ISO 9001 certified.

        Our focus on quality.    We believe strongly in quality throughout our organization. We maintain independent quality assurance capabilities in geographies where we operate. These groups provide QA, testing and audit services to our delivery organizations. We also provide these services to our clients on QA engagements through our independent V-Ness subsidiary.

        Our focus on innovation.    Our employees possess a level of business and technical knowledge that enables us to be innovative when on assignment. Utilizing both our practical understanding of our clients' needs and our technical expertise, we strive to provide innovative solutions to our clients' problems. An example of such innovation is our proprietary clinical application integration solution, the winner of Microsoft's Best Enterprise Comprehensive Solution Award 2001, which enables on-line unified access to medical data from decentralized information files for 3.7 million patients in and between hospitals, HMO facilities, individual physician's clinics, labs and suppliers. In addition, we were among the first to offer a managed labs extended development center offering, which supplements and extends the research and development facilities of ISVs for core product development and other activities.

        Our breadth of service offerings.    Our broad range of service offerings distinguishes us from many of our competitors. We believe that with these offerings, we are a one-stop shop, providing robust and comprehensive business solutions to meet the needs of our clients in the key verticals we cover.

        Our long-term relationships with a diverse client base.    We have long-term relationships with many of our clients, who frequently retain us for additional projects after an initial successful engagement. In 2003, existing clients from prior years generated more than 80% of our revenues. Moreover, our client base is diverse and we are not dependent on any single client. In 2003, no client accounted for more than 5% of our revenues and our largest twenty clients together accounted for approximately 38% of our revenues. Agencies of the government of Israel, in aggregate, represented 12% of our pro forma revenues in 2003.

        Our proven ability to scale.    We have grown continuously and successfully since inception, and we have demonstrated the ability to expand our teams and facilities to meet the needs of our clients. For example, over the past eight months we have expanded our Bangalore, India delivery facility from 400 to 800 employees in response to several of our clients' rapidly growing offshore development needs.

        Our organizational and business flexibility.    Our flexible organizational structure, business culture and technological abilities have allowed us to adapt to rapidly changing economic conditions, as well as significant changes in our clients' needs, enabling us to continue to grow and improve our performance despite the economic downturn of recent years. During this time we have increased our revenues, number of employees, geographic footprint and profitability. Additionally, our strong vertical alignment, the industry and technical experience of our employees, our operational efficiency, our ability to secure and retain key clients and the effective use of our global delivery model have helped insulate us from many of the hardships experienced by our competitors.

        Our ability to integrate acquired companies.    We have grown primarily through acquisitions since our inception. Due in part to our significant focus on the abilities of the senior management of acquired firms, we have been able to retain the senior management of each of these companies. We have successfully integrated each acquired company into our corporate structure and culture, working together with existing management, employees and clients to facilitate an efficient and productive transition.

        Our ability to retain and educate employees.    We have maintained a relatively low attrition rate despite traditionally high turnover in the IT services industry. We believe that our ability to retain our employees is due in part to our commitment to rewarding qualified employees and to our advanced continuing education and training courses.

        Our well-established internal infrastructure.    We utilize an enterprise resource planning system and a CRM system, embodying our best practices, corporate methodologies and financial controls.

Business Strategy

        Our goal is to further solidify and enhance our position as a global IT services and solutions provider on the basis of our quality, professionalism, vertical expertise, reliability and technical innovation. We hold a leading market position in Israel based on revenues from IT services. We intend to extend that geographic and vertical reach through the following strategic initiatives:

        Further penetrate the North American market as well as emerging markets such as Eastern Europe and Asia. We were formed in 1999 and quickly established a leading market position in the Israeli IT services market. In the last three years we expanded outside Israel with acquisitions in North America, Europe and Asia, and have achieved organic growth in each. We generated approximately 14% of our revenues in North America in 2002 and 21% in 2003 on a pro forma basis. We intend to focus considerably on expanding our revenues in North America, both organically and through acquisitions. In 2003, the North American market alone represented approximately 45% of total worldwide IT services spending, according to the Gartner Dataquest Market Databook of June 2004, which concentration is expected to continue in the future. We intend to penetrate specific niches in that market utilizing our vertical products and technical expertise. Our acquisition strategy will also target emerging markets in which we believe growth and potential profitability are higher, such as Eastern Europe and Asia. We may use a portion of the net proceeds we receive from this offering to fund some of those acquisitions, although we do not have any specific plans or commitments for any acquisitions or joint ventures at the present time.

        Be a market leader in key verticals.    In North America, we presently focus on several verticals: life sciences, ISVs, defense, financial services and retail. In Europe, we are focused on the financial services, media, retail, telecommunications and utilities verticals. In Israel, we have a strong focus on several verticals, including government and defense. We intend to further solidify our position in each of these verticals through internal growth based on complementary offshore offerings and key partnerships, and external growth through acquisitions. Our goal is to establish ourselves in North America as a leading provider in outsourcing and offshore services for life sciences, ISVs and defense.

        Continue to grow long-term and recurring revenues through outsourcing and offshore services.    We intend to continue to expand the proportion of our revenues generated from long-term, recurring contracts by focusing on long-term engagements, outsourcing, life-cycle services and other multi-year services, including offshore services. Our goal is to further increase our recurring revenue, both in North America and in Europe, where outsourcing and offshore services are gaining acceptance.

        Enhance brand visibility.    We intend to continue to develop our brand identity including through the exposure provided by this offering. Our efforts will include media and industry analyst events, sponsorship of and participation in targeted industry conferences, trade shows, recruiting efforts, community outreach and investor relations.

        Pursue strategic alliances.    We intend to continue to develop alliances that complement our core competencies. Our alliance strategy is targeted at leading business advisory companies and at leading technology providers, which allows us to take advantage of emerging technologies in a mutually beneficial and cost-competitive manner.

        Continue to strengthen our leading position in the Israeli IT services market.    We intend to retain and enhance our leading market position in Israel with internal growth from outsourcing and a continued focus on the defense, government, financial services and telecommunications verticals. We also intend to leverage our ISV relationships to drive additional reselling and professional services revenues.

Vertical Focus

        We operate in a significant number of commercial and industrial sectors and in many areas of government operations. As a result of our deep understanding of the different markets and environments in which our clients operate, and our ability to understand our clients' needs and tailor solutions to meet those needs, we have developed a strong reputation for delivering systems to businesses that are subject to regulatory supervision, government control or other rigorous operational requirements. We are active in all of the following sectors, each influenced by fluctuating market conditions, as well as regulatory and oversight environments:

        Government and Defense.    Government agencies are increasingly required to modernize their traditional operating processes and models in order to improve and accelerate delivery of services to citizens. We have developed a track record in the public sector for helping government agencies deliver IT services to the public more effectively and efficiently. In Israel, we are a leading provider of solutions for security, integration, and design through consulting, implementation and support.

        The defense industry faces a multitude of challenges, including protecting the safety of national borders, improving command and control and intelligence gathering mechanisms, enhancing communications channels throughout the military and performing scenario analysis. We possess extensive experience in delivering high-end technical solutions to the defense industry to help surmount these challenges. Revenues for government and defense in 2003 represented approximately 18% of our total revenues.

        Financial Services.    Financial services organizations must strategically employ advanced technology in order to maximize their operational excellence and provide the best possible services to their clients. We combine advanced solutions, industry best practices, and the products and services of business partners to help our clients streamline their business processes and ensure long-term success in this fast-paced environment. We provide services to a number of segments of this vertical including: retail, private and investment banks; credit card companies; insurance and reinsurance companies; consumer finance organizations; and pension funds. Services we provide include credit card processing systems, options plan management systems, IT outsourcing, offshore services, turnkey solutions, custom development, system integration and offshore services. Revenues for financial services in 2003 represented approximately 17% of our total revenues.

        Telecommunications and Utilities.    Competitive pressures are causing telecommunications companies to find ways to reduce costs and make more informed decisions about their IT investments. We deliver reliable telecommunications systems and portals that help carriers reduce operating costs and increase revenue, while helping telecommunications companies evaluate the impact of new technologies and make informed planning decisions about their IT investments. We offer innovative information system solutions for improving time-to-market and enhancing telecommunications service delivery, addressing the specific needs of operators of all sizes from traditional wireline to wireless, and internet service provider to broadband. Our services include ERP solutions, internet protocol telephony, configuration management, contact centers, interactive voice response systems, management of common channel signaling systems, service assurance, mediation devices and consulting services. Revenues for telecommunications and utilities in 2003 represented approximately 15% of our total revenues.

        Globalization, escalating market competition and deregulation throughout the world are forcing utility companies to modify their IT strategies and adopt advanced solutions. We provide high-end e-business services in areas such as CRM, ERP, e-procurement, asset management and metering solutions.

        Life Sciences and Healthcare.    Effectively managing and improving the efficiency of a life sciences business requires innovative cross-functional information management solutions. Our expertise lies in improving time-to-market of new products through clinical trial optimization, safety and adverse event tracking, knowledge management, BI and data warehousing, strategic planning and budgeting. We have been delivering business performance-oriented data and document management solutions to large pharmaceutical and biotechnology firms for approximately 20 years. Revenues for life sciences and healthcare in 2003 represented approximately 12% of our total revenues.

        Increased government regulations and rising costs require healthcare organizations to address complex patient information management needs and share information across various hospitals and facilities more effectively. We help healthcare organizations remain competitive with services designed to simplify their administrative processes, reduce costs and improve the quality of care.

        High-Tech and Independent Software Vendors.    Software companies need to focus on their core competencies of developing software and other technology products. By utilizing our offshore capabilities, expertise and experience in developing complementary IT solutions, we enable our clients to meet this need. Revenues for high-tech and ISVs in 2003 represented approximately 7% of our total revenues.

        The following four verticals, in aggregate, together with clients associated with other verticals not listed here, represented 31% of our total revenues in 2003:

        Manufacturing.    We continually monitor emerging technologies to help clients evaluate the benefits and costs of adopting these new technologies. Our services enable clients to improve supply chain management, enhance their partner and client relations, enhance enterprise resource planning and optimize product quality.

        Retail.    As the retailing industry moves through a period of significant transformation, with major chains expanding their presence throughout the world and exposing their brands to new markets, retailers need to run their IT systems more cost effectively. Our services enable retailers to deliver consistent customer service (through store sales, call centers and internet websites) and to develop and extend their technology infrastructures.

        Transportation.    Intelligent transportation systems use a variety of technologies in order to facilitate the movement of people and goods via highways and public transportation systems. We have developed a wide range of services specifically tailored for clients within the transportation industry, including emergency management systems, electronic toll collection and traffic management solutions.

        Media, Entertainment and Publishing.    We have worked with a variety of media, entertainment and publishing companies to develop systems for managing and protecting content and digital assets. We possess the implementation expertise required to gather, analyze and distribute information for delivering the technical proficiency needed to develop new market opportunities. Our software solution for intellectual rights management has been chosen and implemented by some of the top market participants from the entertainment, publishing and advertising industries.

Global Delivery Model

        We have local and offshore delivery facilities in North America, Europe and Asia, with a range of industry expertise, software language and product focuses, and also with varying costs. Each facility has a high level of management skill, vertical expertise, IT services capabilities and quality at each location.

        In each of the 14 countries in which we operate, we apply our expertise to serve both our local clients and our clients throughout the world as part of our global delivery model. As expertise in certain technologies, skills or verticals is needed, we routinely assemble teams spanning several of our locations around the world. By doing this, we reduce or eliminate the need to carry potentially non-billable staff at each location to handle unanticipated needs or surge capacity, which results in lower costs on average.

        For example, we recently completed a sophisticated web-based document management and workflow solution for a large, international bio-pharmaceutical firm based in Switzerland. For this project we used teams from Switzerland, the United States and Israel. Similarly, we are providing SAP system integration and project services to a large, global law firm using resources from the United Kingdom and India. In these and virtually all other projects staffed using our global delivery model, the teams work in their home locations except for periodic travel to the client location for knowledge transfer, client meetings and implementation work. This model also means that we are substantially less affected by changing immigration regulations than other well-known offshore vendors. In our model, the team that remains at the client site throughout the engagement comprises our local resources, complementing our local presence with our strong vertical experience to the engagement from inception through completion. Our global delivery model is optimized by a worldwide proprietary knowledge management system that enables our employees to communicate and share knowledge. In addition, we continually host internal training courses.

        Other benefits gained by clients from our global delivery model are 24-hour delivery and support capabilities; built-in redundancy, both in terms of people and facilities; and the availability of a global knowledge base of business and technical information that is populated, maintained and leveraged by our employees around the globe.

        As of June 30, 2004, we employed approximately 4,565 employees worldwide, including approximately 2,435 in Israel, 1,115 in India, 390 in North America, 360 in Europe and 265 in the Asia Pacific region.

Sales and Marketing

        We market our services to large corporations in North America, Europe and Asia. We have a leading market presence in Israel and a growing presence in North America and Europe. We sell and market our services from sales offices located in 14 countries. We manage our business and results of operations as part of a global sales and marketing strategy. As of June 30, 2004, we had approximately 200 direct sales persons and approximately 80 account managers.

        Our sales and marketing strategy focuses on increasing awareness of and gaining new business from target clients and promoting client loyalty and repeat business among existing clients. We constantly seek to expand the nature and scope of our engagements with existing clients by increasing the volume of our business and extending the breadth of services offered. Members of our executive management team are actively involved in business development and in managing key client relationships through targeted interaction with our clients' senior management.

        For each prospective project, we assemble a team of our senior employees, drawn from various disciplines within our company. The team members assume certain roles in a formalized process, using their combined knowledge and experience to understand the client's needs, design a solution, identify key decision makers and maximize the strength of our bid. This approach allows for a smooth transition to execution once the sale is completed. We typically bid against other IT services providers in response to requests for proposals.

        Our sales and marketing teams work with our technical team as the sales process moves closer to the client's selection of an IT service provider. The duration of the sales process varies depending on the type of service, ranging from approximately two months to over one year. Throughout the process, the account manager or sales executive works with the technical team to:

  •
  define the scope, deliverables, assumptions and execution strategies for a proposed project;

  •
  develop project estimates;

  •
  prepare pricing and margin analysis; and

  •
  finalize sales proposals.

        Management reviews and approves proposals, which are then presented to the prospective clients. Our sales and account management personnel remain actively involved in the project through the execution phase. We focus our marketing efforts on businesses with extensive information processing needs. We maintain what we believe to be a state-of-the-art prospect/client database that is continuously updated and used throughout the sales cycle from prospect qualification to close. As a result of this marketing system, we are able to pre-qualify sales opportunities and direct sales representatives are able to minimize the time spent on prospect qualification. In addition, substantial emphasis is placed on client retention and expansion of services provided to existing clients. In this regard, our account managers play an important marketing role by leveraging their ongoing relationships with each client to identify opportunities to expand and diversify the type of services provided to that client.

Clients

        We presently serve over 500 clients in a wide range of industries. Our clients vary in size and include a number of Fortune 1000 and Global 2000 companies. For 2003, no client represented more than 5% of our annual revenues, and our largest 20 clients together represented approximately 38% of our revenues. Agencies of the government of Israel, in aggregate, represented 12% of our pro forma revenue in 2003.

        The percentage of our revenues derived from Israeli clients has been steadily decreasing as we have expanded our global presence. Our revenues for the periods presented, broken down by geographic area, are as follows:

	Year ended December 31,
	2001	2002		2003		Pro Forma 2003(1)	Six months ended June 30, 2004
Israel	93%	80%		68%		60%	58%
United States	3	14		16		21	24
Europe	4	7		13		14	13
Asia and the Far East	—	—		3		5	5
Others	—	—		1		0	1

Total	100%	100	%*	100	%*	100%	100	%*

*
Due to rounding, the aggregate percentage for this period does not appear to equal 100%.

(1)
Pro forma assumes completion of our acquisition of Apar on January 1, 2003.

        The percentage of our revenues derived from outsourcing (including offshore development) has been steadily increasing. Based on estimates derived from internal management operating data, the proportion of our revenues by type of service for the periods presented is:

	Year ended December 31,
	2001	2002	2003	Pro Forma 2003(1)	Six months ended June 30, 2004
System Integration and Application Development	55%	46%	35%	31%	31%
Outsourcing (including offshore development)	17	16	31	39	46
Software and Consulting	19	18	16	14	14
Quality Assurance and Training	5	16	11	10	5
Other	4	4	7	6	5

Total	100%	100%	100%	100%	100	%*

*
Due to rounding, the aggregate percentage for this period does not appear to equal 100%.

(1)
Pro forma assumes completion of our acquisition of Apar on January 1, 2003.

        Our client base includes leading worldwide and regional entities. The clients listed alphabetically below are among our largest clients, based on revenues, in each of our verticals:

Government and Defense

  •
  Czech Office for Surveying, Mapping and Cadastre

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  Insta

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  Israel Aircraft Industries

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  Israel Airport Authority

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  Israel Court Authority

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  Israel Ministry of Defense

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  Israel Ministry of Finance

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  Israel Ministry of Justice

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  Lockheed Martin

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  Tadiran Systems

Financial Services

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  ABN AMRO

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  Achmea Zorg

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  American Express

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  Bank Hapoalim

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  Bank Leumi

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  Capco

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  CIBC

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  Citibank

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  Credit Suisse First Boston

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  Deutsche Bank

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  Generali Group

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  Industrial Development Bank of Israel Ltd.

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  Israel Discount Bank Ltd.

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  Menzis

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  Softtek, S.A. de C.V.

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  Swiss Re

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  Waldviertler Sparkasse

Telecommunications and Utilities

  •
  AT&T

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  Cellcom

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  Czech Telecom

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  Israel Electric Company

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  Orange

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  Starhub

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  Stredoceská Energetika (STE)

Life Sciences and Healthcare

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  Bristol-Myers Squibb

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  Clalit Health Services

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  Pfizer

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  Schering-Plough

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  Serono

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  Teva

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  VITAS

High-Tech and Independent Software Vendors

  •
  Business Objects

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  Check Point

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  Chordiant

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  Cobalt Group

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  Comverse

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  Documentum

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  Indus

  •
  Interwise

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  Portal Software

Retail, Media, Entertainment and Publishing

  •
  Kurt Salmon Associates

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  Pearson Publishing

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  SuperSol

Manufacturing and Transportation

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  American Automobile Association (AAA)

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  Coca-Cola

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  EL AL Airlines

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  Philips

  •
  Raytheon

Business Partners and Alliances

        We have strategic alliances and partnerships with leading global software, infrastructure and consulting vendors, thereby expanding the variety of technologies and capabilities we offer to our clients. We continuously evaluate partnership opportunities and add new partners to ensure that we are positioned to deliver what we believe to be the most effective and advanced solutions to our clients. We also maintain the highest level of certification with many of our key partners in order to obtain early access to new product offerings and to influence the development of new products and offerings. We take great pride in being "technology independent" in that we approach each project we undertake with no preconceived notions regarding the technology that will ultimately be deployed, and we recommend what we believe to be the most effective technology for our clients' needs.

        We have over 100 alliances and partnerships around the world. Some alliances are specific to certain verticals and others are specific to certain markets in which we operate. Some key alliances and partnerships that are applicable across multiple industry verticals and across multiple geographies, and with whom we conduct business, are described in the chart below.

Alliance Partner	Alliance Description
Archstone Consulting	We partner with Archstone Consulting to provide a range of business consulting and solutions services to life sciences and healthcare clients in the United States and Europe.
BEA Systems	We work with BEA Systems around the world to deliver powerful, scalable solutions built on BEA's application server, portal and EAI platforms.
Capco
We partner with Capco to provide a combination of onsite and offshore services to Capco and its clients in the financial services sector throughout the world, including co-development of products, systems integration services and application managed services.
Deloitte	We partner with Deloitte as a Tier 1 provider of IT services at locations across North America and Asia, spanning a range of verticals and service offerings.
Documentum	We partner with Documentum worldwide to deliver robust, validated and high-performing document and content management systems and workflow solutions to our clients.
EMC	We are the main EMC business partner in Israel, providing customized storage solutions to enterprise clients.
IBM
We work with IBM around the world to offer a broad array of scalable solutions built on IBM software and hardware platforms. In addition, we have supplier agreements with IBM in the United States, Asia Pacific and Israel for services, software and hardware.
Interwise	We partner with Interwise to provide customized enterprise communication services to our clients. We also provide offshore extended development services to Interwise.
Kurt Salmon Associates (KSA)
We support the retail and consumer products industries through a business alliance with KSA, a leading management consulting firm. We work as an integral component of KSA's teams at several North American and European consumer products retailers and suppliers.
Mercury Interactive	We partner with Mercury Interactive as their certified partner for the implementation and deployment of testing and QA enterprise projects around the world.
Microsoft
We work with Microsoft around the world to offer a broad array of scalable solutions built on Microsoft's .NET enterprise platform and other Microsoft platforms. We are a Microsoft Gold Partner with certifications on many platforms and products, and we have won numerous Microsoft awards for our solutions.

SAP	We partner with SAP in Israel as the sole product and professional services arm of SAP in the country. We also partner with SAP worldwide to deliver innovative ERP solutions.
Unisys
We partner with Unisys as their sole distributor for the Unisys ES7000 enterprise server platform in Israel, providing solutions for server consolidation, business intelligence and disaster recovery planning projects.

        While we are not substantially dependent on any one of these partnerships, we believe they collectively represent a significant competitive advantage for us. Through these partnerships and alliances, we:

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  perform joint engagements;

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  gain access to additional opportunities and engagements;

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  influence the products and services of our partners, through participation in advisory and/or steering committees;

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  in several cases, enhance and extend the products of our partners;

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  gain early access to new technologies and products, both for us and for our clients, as well as enhanced support for their products and platforms; and

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  further demonstrate our qualifications for leading technologies and key verticals.

        In addition to these benefits, the relationships enhance our ability to: deliver a broad range of IT services outsourcing; provide us a channel to sell additional services to our clients, such as quality assurance and training; and make us a more attractive employer, based on our employees' use of these advanced platforms and access to our partners.

        Some of the certification levels our partners require are difficult to attain, requiring the demonstration of significant technical expertise, high levels of training and certification, the influencing of a certain amount of product sales for the partner, certain levels of investment in the products and technologies of our partners, or other factors. Our relationships with these partners are long-term, unlike typical vendor relationships.

        We have written agreements with some, but not all, of our partners and alliances. The terms of the agreements vary. In some cases our partners are restricted from using other companies to provide similar services in certain markets. Some of our partners require that we achieve certain minimum sales levels to maintain our partner status level. We have oral contracts and working arrangements with the remainder of our partners and alliances. Although these oral contracts and other arrangements may be terminated by either party at any time without penalty, they also afford greater flexibility to our partners and alliances as well as to us.

Competition

        The IT services market has become increasingly competitive in recent years as a result of the economic downturn and associated decline in IT service spending. While some vendors have not survived, others have become more aggressive and some low-cost offshore vendors have entered new markets traditionally dominated by large multinational consultancy firms. The IT services vendors with whom we compete include:

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  consulting firms, such as Accenture Ltd., BearingPoint, Inc. and Cap Gemini Ernst & Young;

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  divisions of large multinational technology firms, such as Hewlett-Packard Company and IBM;

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  IT outsourcing firms, such as Computer Sciences Corporation, Electronic Data Systems Corporation and Keane, Inc.;

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  US-based offshore IT services firms, such as Cognizant Technology Solutions Corp., Covansys Corp., Syntel Inc. and HCL Perot Systems;

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  large Indian IT services firms, such as Infosys Technologies Limited, Satyam Computer Services Limited, Tata Consultancy Services and Wipro Limited and smaller firms such as Patni and Symphony;

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  regional IT services firms in certain geographic markets, such as Matrix, Malam and Teldor in Israel, Logica and Sema in Europe, and First Consulting Group in the United States; and

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  in some cases, internal IT departments of our clients.

Some of these competitors are more established, enjoy greater market recognition and have significantly greater financial, technical and marketing resources than we do. Moreover, the IT services industry is experiencing rapid changes, primarily consolidation, that are affecting the competitive landscape. These changes may result in a greater number of competitors with significantly larger resources than ours. In addition, some of our competitors have added cost competitive offshore capabilities to their service offerings, which may adversely affect our ability to compete successfully against these competitors. We expect competition to intensify in the future as current competitors enhance their service offerings and new competitors penetrate the market due to low barriers to entry. Existing or future competitors may develop or offer services and products that provide significant performance, price or other advantages over those we offer.

        Our future success will depend in part on our ability to develop and market new or enhanced services that adequately address changes in technology, industry standards and client requirements and gain commercial acceptance. Any delay or failure to develop new services or to adapt our services to technological change and market requirements could have a material adverse effect on our competitive position. We believe that the principal competitive factors in our business include the ability to:

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  provide and leverage deep industry vertical expertise, and integrate this expertise with superior system integration, software development, QA and support abilities to deliver tailored, high quality business solutions that generate high returns on investments;

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  deliver solutions quickly and cost effectively, using an integrated global delivery model with industry-leading methodologies and practices and appropriate SEI certification levels;

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  attract and retain experienced, high-quality IT professionals;

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  work effectively with leading partners and alliances to offer superior solutions and drive additional business;

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  respond rapidly to meet the challenging demands of each engagement; and

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  grow and thrive in challenging economic times, so that client needs and expectations can be met reliably and continuously.

        We believe we compete favorably based on these factors, and we possess significant competitive advantages. See "—Competitive Strengths."

Intellectual Property

        Our intellectual property rights are important to our business. We rely on a combination of copyright, trademark and design laws, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property. We currently have no issued patents. We require employees, independent contractors and, whenever possible, vendors to enter into confidentiality agreements upon the commencement of their relationships with us. These agreements generally provide that any confidential or proprietary information developed by us or on our behalf be kept confidential. These agreements also provide that any confidential or proprietary information disclosed to third parties in the course of our business be kept confidential by such third parties. However, our clients usually own the intellectual property in the software we develop for them.

        We regard our trade name, trademarks, service marks and domain names as important to our success. We rely on the law to protect our proprietary rights to them and we have taken steps to enhance our rights by filing trademark applications where appropriate. We have registered our key brand "Ness" as a trademark in both Israel and in the United States.

        Third parties may assert infringement claims against us or claim that we have violated their intellectual property rights. We are obligated under some client contracts to indemnify our clients if claims are made against us alleging that we infringe on the proprietary rights of third parties. These claims, regardless of merit or ultimate outcome, could result in significant legal and other costs, harm to our reputation and a distraction to management. In particular, growth in the number of business method and software patents issued to others may greatly limit the solutions we are able to offer our clients.

Employees

        As of June 30, 2004, we employed approximately 4,565 employees, including approximately 3,890 IT professionals. None of our employees is represented by a labor union and we have not experienced any strikes or work stoppages. We believe our relations with our employees are good.

        Our employees in Israel are subject to Israeli labor laws and regulations and other special practices and employment customs. The laws and regulations principally concern matters such as paid annual vacation, paid sick days, the length of the workday, payment for overtime and severance pay. Israeli law generally requires severance pay equal to one month's salary for each year of employment upon the retirement or death of an employee or termination of employment without a valid legal reason. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the U.S. Social Security Administration. Since January 1, 1995, these amounts also include payments for national health insurance. Our payments to the National Insurance Institute amount to approximately 15% of wages up to a specified amount, of which the employee contributes two-thirds and the employer contributes one-third.

        In addition, by order of the Israeli Ministry of Labor and Welfare, the provisions of a collective bargaining agreement between the Histadrut (the General Federation of Labor in Israel) and the Industrialists Association in Israel may be applicable to our employees in Israel. This collective bargaining agreement principally concerns cost of living increases, vacation and holiday pay, length of the workday, wage tariffs, termination and severance payments. We provide our employees with benefits and working conditions that are at least as favorable as the conditions specified in the collective bargaining agreement.

        Our employees are our most important asset. We believe that the quality and level of service that our professionals deliver are among the highest in the global IT services industry. We believe we provide a challenging, entrepreneurial and empowering work environment that demands dedication and a strong work ethic.

        Our training, continuing education and career development programs are primarily designed to ensure our IT professionals enhance their skill-sets in alignment with their respective roles. We continually provide our IT professionals with challenging assignments and exposure to new skills, technologies and global opportunities. We have instituted an appraisal program that incorporates a 360-degree feedback system, recognizing high performers and providing constructive feedback and coaching to under-performers. Leadership development is also a key part of our training program.

        We believe that our IT professionals receive competitive salaries and benefits and are eligible to participate in our stock option plans. We have also adopted a performance-linked compensation program that links compensation to both the employee's and our performance.

Properties

        Our principal executive office is located in leased premises of approximately 199,000 square feet in Tel Aviv, Israel. Our principal office in the United States is located in leased premises of approximately 25,000 square feet in Canonsburg, Pennsylvania. We have offices of various sizes at more than 30 additional locations in 14 countries, all of which are leased.

        We recently completed construction of two fully-owned state-of-the-art offshore centers containing an aggregate of approximately 180,000 square feet of space in the Indian cities of Bangalore and Mumbai. Each of these centers contains up-to-date technology infrastructure and communications capabilities. These two facilities will be able to accommodate approximately 1,700 employees.

        We believe that there is sufficient office space available at favorable leasing terms both to replace existing office space and to satisfy any additional needs we may have as a result of future expansion.

Corporate History

        Ness Technologies Inc. was incorporated in Delaware in March 1999 in connection with the acquisition of six Israeli IT companies and their consolidation into a single operating structure. Compro Software Industries, a privately held Israeli software consulting company founded in 1985, was acquired by our founders in December 1997 and by us in April 1999. At the time of its acquisition, Compro had a staff of approximately 170 people.

        We subsequently acquired five Israeli IT services companies:

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  Gilad Software and Systems Integration, a privately held Israeli integration and networking company founded in 1990 that we acquired in April 1999. At the time of its acquisition, it had approximately 340 employees.

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  Contahal, a publicly traded Israeli IT services company (traded on the Tel Aviv Stock Exchange), founded in 1970. We acquired Contahal in May 1999 and took it private in February 2000. At the time of its acquisition, it had approximately 310 employees.

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  Advanced Technology, or ATL, a public Israeli IT services company (traded on the Tel Aviv Stock Exchange), founded in 1969 and engaged in systems integration, application development and consulting, with main lines of business of IS implementation, military and real time systems. We acquired ATL in August 1999, and took it private in December 1999. At the time of its acquisition, it had approximately 650 employees.

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  IPEX, a privately held Israeli systems integration company founded in 1992 that we acquired in November 1999. At the time of its acquisition, it had approximately 350 employees.

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  IPEX ISI, a privately held Israeli software development company founded in 1996 that we acquired in November 1999. At the time of its acquisition, it had approximately 40 employees.

        Following completion of these acquisitions, all the acquired companies (six Israeli companies in total) were consolidated into a single operating structure. The consolidation, which commenced in the second quarter of 2000 and was completed in the second quarter of 2001, involved a major reorganization effort and associated investment, including:

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  rationalization of facilities;

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  creation of a new organizational structure;

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  development of a new brand and identity;

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  creation and staffing of a new cross-functional sales force;

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  development and installation of a new ERP system (SAP comprehensive business solution);

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  upgrade and consolidation of delivery methodologies and QA practices;

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  organic growth through hiring;

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  training of our staff on new internal systems and methodologies;

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  inception of a research and development function;

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  creation of our corporate knowledge sharing infrastructure; and

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  creation of a legal department.

        Towards the end of 2001, and after becoming a leading IT services company in Israel, we embarked on our global expansion strategy. The following material acquisitions were made as part of that strategy:

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  Ness U.S.A. Inc., a subsidiary formed to acquire substantially all of the internet-based computer solutions assets and liabilities of Blueflame Inc., a company founded in 1985, out of Blueflame's Chapter 11 bankruptcy proceeding in November 2001. At the time of its acquisition, it had 120 employees and annual revenues of approximately $18 million.

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  APP Group CEE B.V., a privately held IT services firm in the Czech Republic and Slovakia specializing in CRM, ERP, EAI, enterprise asset management and e-commerce solutions in the utilities, telecommunication, finance, government and manufacturing sectors. APP was established in 1990 and we acquired it in September 2002. At the time of its acquisition, it had approximately 180 employees. The Warburg Pincus entities, who are principal stockholders of ours, were also principal stockholders of APP at the time of the acquisition.

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  Apar Holding Corp., a privately held U.S.-Indian IT services company, founded in 1998 and providing a wide range of advanced ERP, CRM and EAI software services to the financial services, manufacturing, telecom, retail sales and logistics sectors, as well as sophisticated offshore software engineering development services for large software product companies. In addition to Apar's U.S. headquarters, Apar has operations in the United Kingdom, India and Singapore, and offices in Canada, Australia, Japan and Malaysia. At the time of its acquisition, effective in June 2003, it had approximately 1,200 employees. The Warburg Pincus entities, principal stockholders of ours, were also principal stockholders of Apar at the time of the acquisition.

The acquired companies were integrated into our corporate structure, with capabilities and staff assigned to the various divisions and business groups.

        We are continuously seeking to acquire new companies and businesses in order to expand our global presence and improve our position in our current sites of operation.

Legal Proceedings

        We are periodically a party to routine litigation incidental to our business. We do not believe that we are a party to any pending legal proceeding that is likely to have a material adverse effect on our business, financial condition or results of operations.

MANAGEMENT

Executive Officers and Directors

        The following table sets forth the name, age and position of each of our directors and executive officers.

Name	Age	Position
Aharon Fogel (1)(2)	57	Chairman of the Board of Directors
Raviv Zoller	40	President, Chief Executive Officer and Director*
Yaron Garmazi	40	Chief Financial Officer
Rajeev Srivastava	40	President, Ness Global Services and Director
Tuvia Feldman	58	Chief Operating Officer
Lea Atad	53	Executive Vice President, Strategic Accounts
Yoram Michaelis	52	President, IT Services, Ness Israel
Shachar Efal	39	President, Managed Services, Ness Israel
Michael Zinderman	53	President, Telecom & Systems, Ness Israel
Ivan Hruska	45	President, Ness Europe
Shai Onn	41	Executive Vice President, Business Development
Uri Ben-Ari	50	Executive Vice President, Marketing
Efrat Shapira	39	Senior Vice President of Human Resources
Henry Kressel (1)(2)(3)	70	Director
Morris Wolfson (1)(2)	44	Director
Hagai Lavi	45	Director
Satyam C. Cherukuri (3)	48	Director*
Dan S. Suesskind (3)	60	Director*

*
Will become a director upon completion of this offering.

(1)
Will become a member of the Stock Option and Compensation Committee upon completion of this offering.

(2)
Will become a member of the Nominating and Corporate Governance Committee upon completion of this offering.

(3)
Will become a member of the Audit Committee upon completion of this offering.

        Aharon Fogel has served as our chairman of the board of directors since 1999. Since December 2000, he has served as the chairman of the board of Migdal Insurance Company Ltd., Israel's largest insurance company. Mr. Fogel served as general partner of Jerusalem Venture Partners, an Israeli venture capital fund, from 1996 to 1999. Mr. Fogel has held a number of senior positions, including Director General of the Israel Ministry of Finance, Chairman of Leumi & Co. Investment Bank, Chairman of the Hadassah Medical Center, and Director of the Economic & Control Division of Clal Israel Ltd. He holds a B.A. in Economics and Statistics from the Hebrew University of Jerusalem.

        Raviv Zoller has served as our president and chief executive officer since June 2001. From October 1999 to May 2001, Mr. Zoller served as our chief financial officer. From 1994 to 1998, he served as founding partner of Apex-Mutavim, an Israeli investment banking firm. From 1991 to 1999, Mr. Zoller was a partner in Zoller, Radiano and Co., an Israeli CPA firm. Mr. Zoller holds a B.A. in economics and a B.A. in accounting from Tel Aviv University, where he also completed studies for a masters degree in economics while serving as a faculty member. Mr. Zoller is a certified public accountant licensed in Israel.

        Yaron Garmazi has served as our chief financial officer since June 2004. From September 2002 to May 2004, Mr. Garmazi served as chief financial officer of Envara, Inc., a semiconductor company.

From December 2000 to August 2002, Mr. Garmazi served as a managing director at ABN AMRO Inc.'s investment banking representative office in Tel-Aviv. From January 1999 to December 2000, Mr. Garmazi served as chief financial officer at Nogatech, Inc., a publicly traded semiconductor company. From March 1995 to December 1998, Mr. Garmazi served as controller at DSPC, Inc., a publicly traded semiconductor company. From December 1992 to March 1995, Mr. Garmazi served as Audit Senior Manager at Doron & Co., an accounting firm. Mr. Garmazi is a licensed Israeli CPA and holds a B.A. in Business Administration from the Tel Aviv Business College.

        Rajeev Srivastava has served as president of Ness Global Services since the effective date of our acquisition of Apar Holding Corp. in June 2003 and has served as a member of our board of directors since August 2003. From June 1996 to June 2003, Mr. Srivastava served as chief executive officer of Apar, which he co-founded. From September 1992 to May 1996, Mr. Srivastava worked at Mastech Corporation (now iGate) and served as Director—Global Resources and as head of Mastech's Asia Pacific operations based out of Singapore. From June 1988 to August 1992, Mr. Srivastava served as an IT consultant with Tata Consultancy Services. Mr. Srivastava holds an engineering graduate degree and a masters degree in Management Studies from the University of Bombay.

        Tuvia Feldman has served as our chief operating officer since June 2001. From April 2000 to May 2001, Mr. Feldman served as our vice president of operations. From August 1982 to April 2000, Mr. Feldman served as vice president of finance and administration of Advanced Technology Ltd., or ATL, which we acquired in 1999. From August 1977 to August 1982, Mr. Feldman served as communication and real time systems department manager and project manager at ATL. From March 1976 to August 1977, Mr. Feldman was a project manager at Motorola Israel. Mr. Feldman holds an M.B.A. from Tel Aviv University and a B.Sc. in Electronic Engineering from the Technion Institute in Haifa, Israel.

        Lea Atad has served as our executive vice president of strategic accounts since June 2001. From November 1999 to July 2001, Ms. Atad served as president of our Business Solutions Group. From 1994 to 1999, Ms. Atad served as chief executive officer of Compro Software Industries, which we acquired in 1999. From 1992 to 1994, she was a vice president of sales at Compro. Ms. Atad holds a B.Sc. in Social Sciences and Mathematics from the University of Haifa, Israel.

        Yoram Michaelis has served as president of IT Services, Ness Israel, since January 2004. From April 2000 to December 2003, Mr. Michaelis served as president of our Enterprise Solutions Group. From June 1988 to April 2000, Mr. Michaelis served as vice president and manager of information systems for ATL, which we acquired in 1999. From January 1982 to June 1988, Mr. Michaelis served as vice president and manager of ATL's Marketing and Software Products division. From October 1977 to January 1982, he served as project manager and sales manager at ATL. Mr. Michaelis holds a B.A. in Economics and Computer Sciences from Bar-Ilan University, Israel.

        Shachar Efal has served as president of Managed Services, Ness Israel, since January 2004. From November 1999 to December 2003, Mr. Efal served as president of our Integration and Networking Group. From January 1999 to November 1999, Mr. Efal served as chief executive officer of IPEX ICS, an integration and systems company, and from January 1994 to December 1998 he served as chief executive officer and co-founder of New-X Systems, a networking and systems services company. We acquired IPEX and New-X Systems in November 1999. From January 1993 to December 1993 Mr. Efal served as a consultant of Tefen Consultants, an industrial engineering and IT consulting firm. Mr. Efal holds a B.Sc. in Management and Industrial Engineering, specializing in Information Systems and Communication Technology from Ben Gurion University, Israel.

        Michael Zinderman has served as president of the Telecom & Systems, Ness Israel, since April 2002. From April 2000 to April 2002, Mr. Zinderman served as the division manager and vice president of Ness Telecom & Systems Group, and from June 1988 to March 2002, he served as the division manager and vice president of Real Time & Systems Group of ATL, an entity acquired in 1999. From

May 1981 to May 1988, Mr. Zinderman served as software engineer and projects manager at ATL. From September 1977 to April 1981, Mr. Zinderman served as an electrical engineer at Yona Ushpiz, an electrical engines manufacturing company. Mr. Zinderman holds a B.Sc. in Electronic Engineering from the Ben-Gurion University in Beersheba, Israel.

        Ivan Hruska has served as president of Ness Europe since April 2004. From September 2002 to March 2004, he served as managing director of Ness CEE. From May 2000 to September 2002, he served at Ness CEE (formerly APP prior to our acquiring it in 2002) as vice president for sales and marketing. From September 1997 to March 2000, Mr. Hruska served at Scala Business Solutions as vice president for sales in Central and Eastern Europe. Mr. Hruska holds a M.Eng. in Civil Engineering from the Technical University of Kosice, Slovakia.

        Shai Onn has served as our executive vice president of business development since January 2004. Mr. Onn served as president of Ness Europe from July 2001 to April 2004. From June 1999 to June 2001, Mr. Onn served as chief executive officer of NetGuard Ltd., an internet security firm; from June 1998 to May 1999, Mr. Onn served as chief operating officer of Vio Ltd., a joint venture of British Telecom and Scitex; and from 1994 to 1997, Mr. Onn served as vice president of international sales and marketing at Enigma Information Systems Inc., a supply-chain software firm. Mr. Onn holds a B.A. in Economics and Computer Science and an M.B.A. from Tel Aviv University.

        Uri Ben-Ari has served as our executive vice president of marketing since May 2003. From January 2002 to May 2003, Mr. Ben-Ari served as vice president of our e-Business division. From January 2000 to December 2001, Mr. Ben-Ari served as chief executive officer of Internet Gold International, an internet services provider. From July 1998 to December 1999, Mr. Ben-Ari served as vice president of marketing and sales of Internet Gold International. From December 1997 to April 1998, Mr. Ben-Ari served as a business consultant for The Israeli Channel, an Israeli satellite television news channel in the United States. From July 1993 to November 1997, Mr. Ben-Ari served as the chief executive officer and president at Jeunesse Cosmetics Inc. From April 1991 to May 1993, Mr. Ben-Ari served as a division manager at Subcon Products Corporation, a trade company based in Fairfield, New Jersey. Mr. Ben-Ari holds an M.B.A. in Marketing and B.A. in Economics from Tel Aviv University, Israel.

        Efrat Shapira has served as our vice president of human resources since June 2001. From June 2000 to June 2001, Ms. Shapira served as the human resources manager at Ness ING. From June 1998 to June 2000, Ms. Shapira served as human resources manager at IPEX ICS, an integration and systems company, which we acquired in 1999. From January 1998 to June 1998, Ms. Shapira served as human resources manager at New-X systems, a networking and systems services company. Ms. Shapira is a certified organizational psychologist and holds a masters degree from Portland State University and a B.A. in political science and psychology from Tel Aviv University, Israel.

        Dr. Henry Kressel has served as a member of our board of directors since 1999. He joined Warburg Pincus in 1983 and has been a partner and managing director of Warburg Pincus since 1984. Prior to that, he was staff vice president of the RCA Corporation, where he was responsible for research and development of electronic devices and systems. Dr. Kressel is a graduate of Yeshiva College, Harvard University and holds an M.B.A. from the Wharton School of Business and a PhD in engineering from the University of Pennsylvania. He is an elected member of the National Academy of Engineering and has served in advisory capacities to the National Science Foundation and the United States Air Force. He serves on the board of directors of several privately held high technology companies.

        Morris Wolfson is the founder of our company and has served as a member of our board of directors since our inception in 1999. Mr. Wolfson is a private investor and entrepreneur since 1983, with investments in a variety of companies and investment vehicles. He is a member of the Wolfson family, the principals of the Wolfson Group, which together with other Wolfson family entities has historically owned and developed commercial real estate development and ownership and actively invests in a diverse array of investments and investment vehicles, including a substantial portfolio of hedge funds and private equity funds.

        Hagai Lavi has served as a member of our board of directors since May 1999. Since August 2001, Mr. Lavi has served as an executive director in our corporate sales unit. Mr. Lavi served as senior vice president of marketing at Ness Technologies Israel from October 1999 to July 2001. He founded Gilad Software and Systems Integration in January 1990 and served as its chief executive officer until September 1999. From April 1984 to December 1989, Mr. Lavi served as marketing manager at Digital Israel. Mr. Lavi has held management positions at Israel Discount Bank Ltd., Israel's third largest bank, and at Bezeq Israel Telecommunications Company.

        Dr. Satyam C. Cherukuri will become a member of our board of directors upon completion of this offering. Since June 2002, Dr. Cherukuri has served as president and chief executive officer of Sarnoff Corporation, a manufacturer of electronic, biomedical and IT products and services. From November 2001 to June 2002, Dr. Cherukuri served as the chief operating officer of Sarnoff Corporation and from 1998 to 2001 he served as managing director of Sarnoff's life sciences and systems unit. Dr. Cherukuri joined Sarnoff Corporation in 1989 as a researcher and prior to that worked as a researcher at Olin Corporation, a materials producer and Siemens AG. Dr. Cherukuri received a B.Tech. in Ceramic Engineering from Banaras Hindu University in India and an M.S. in Glass Science and Ph.D. in Ceramics from Alfred University.

        Dan S. Suesskind will become a member of our board of directors upon completion of this offering. Mr. Suesskind has worked in various capacities for Teva Pharmaceutical Industries Limited, a publicly traded company, since 1976 and has been its chief financial officer since 1978. From 1970 until 1976, he was a consultant and securities analyst with International Consultants Ltd. He received his B.A. in Economics and Political Science from the Hebrew University in 1965 and an M.B.A. from the University of Massachusetts in 1969. Mr. Suesskind is currently on the board of directors of Migdal Insurance Company Ltd, a member of the Investment Advisory Committees of the Jerusalem Foundation and the Israel academy of science and humanities, and a member of the Board of Trustees of the Hebrew University.

        We have undertaken to add one additional independent director to our board of directors immediately following this offering.

        There are no family relationships between any of our directors or executive officers.

Board Committees

        Upon completion of this offering, our board of directors will have three standing committees to assist it with its responsibilities. These committees are described below.

        Stock Option and Compensation Committee.    Upon completion of this offering, our board of directors will have a stock option and compensation committee consisting initially of three directors, who will be Messrs. Fogel, Kressel and Wolfson. The composition of the stock option and compensation committee will satisfy the independence requirements of The Nasdaq National Market, including its transitional rules. Our stock option and compensation committee will review the salaries and other compensation, including equity-based compensation, of our executive officers and will make recommendations to our board of directors. In addition, the stock option and compensation committee will review and administer our incentive compensation and other stock-based plans.

        Audit Committee.    Upon completion of this offering, our board of directors will have an audit committee consisting initially of three directors, who will be Messrs. Cherukuri, Suesskind and Kressel. The composition of the audit committee will satisfy the independence and other requirements of The Nasdaq National Market, including its transitional rules, and those of the SEC. Each member of the audit committee will be financially literate at the time such director is appointed. In addition, our board of directors will have a financial expert within the meaning of Item 401(h) of Regulation S-K of the Securities Act. Our audit committee will make recommendations to our board of directors regarding the selection of our independent auditors and will review the professional services provided by our independent auditors, the independence of our auditors, the professional fees payable to our auditors, our annual financial statements, our internal controls and procedures and our internal control over financial reporting.

        Nominating and Corporate Governance Committee.    Upon completion of this offering, our board of directors will have a nominating and governance committee consisting initially of three directors, who will be Messrs. Fogel, Kressel and Wolfson. The composition of the nominating and governance committee will satisfy the independence requirements of The Nasdaq National Market, including its transitional rules.

Compensation Committee Interlocks and Insider Participation

        None of our executive officers serves as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our board of directors or compensation committee. None of the members of our compensation committee has ever been our employee.

Director Compensation

        We entered into an agreement with Mr. Fogel, our chairman of the board, on August 1, 1999 and an amendment to such agreement as of May 31, 2001. The current term expires on July 31, 2004 and is automatically extended for successive one-year periods, unless terminated by either party by providing written notice at least three months prior to the expiration of the then existing term. Mr. Fogel is required to devote at least 50% of his time and efforts to the performance of his duties for us. Mr. Fogel's annual base compensation is currently $152,311, and he is eligible to receive an annual bonus, subject to board of directors approval, of up to 40% of the bonus awarded to our chief executive officer. According to the agreement, Mr. Fogel also received options to purchase 366,262 shares of our common stock at an exercise price of $0.58 per share (for 86,316 shares) and $8.47 (for 279,946). We may terminate Mr. Fogel for cause, as defined in the agreement, immediately or for any other reason upon six months prior written notice. In the event of termination for cause, Mr. Fogel will be entitled to his base salary through the termination date. However, if the agreement is terminated for any other reason by either party, Mr. Fogel will be entitled to receive his base salary and all amounts deposited in his favor in any pension funds, including payments made for severance pay. The agreement also contains customary confidentiality, non-competition and non-solicitation provisions. The non-competition and non-solicitation provisions apply during the term of the agreement and for one year thereafter. In addition, effective January 1, 2004, Mr. Fogel was granted options to purchase 71,930 shares of our common stock at an exercise price of $11.82 per share. These options vest and become exercisable in three equal installments on each of the first three anniversaries of the grant and expire on December 31, 2010, subject to acceleration upon a change of control, as defined in the 2003 Israeli plan, if Mr. Fogel's agreement is terminated or Mr. Fogel resigns due to a reduction in his title or duties within six months of the change of control.

        On July 1, 2003, we entered into an agreement with GLY—Technological Horizons Ltd., or GLY Horizons, a company owned by Mr. Hagai Lavi, one of our directors, and his wife, pursuant to which Mr. Lavi provides us with consulting services. The services cover instruction and assistance with respect to sales and marketing activities, lectures and training for executives and employees, and participation in sales and special projects teams. The initial term of the agreement expires on December 31, 2004 and is automatically extended for successive one-year periods, unless terminated by either party by providing written notice at least three months prior to expiration of the then existing term. The annual fees payable to GLY Horizons are $247,200 and GLY Horizons may be eligible to receive an annual bonus of up to $150,000 based on GLY Horizons reaching certain annual goals set by our chief executive officer. Beginning with 2005, our stock option and compensation committee will be required to approve all bonus criteria. The bonus criteria may change from year to year. For 2003, the bonus criteria were the completion of the training by Mr. Lavi of our Israeli sales personnel in our sales and marketing methodology, described in the section of this prospectus entitled "Business—Sales and Marketing," and a 50% increase in backlog for our Israeli subsidiaries as a result of their sales activities. GLY Horizons earned a $150,000 bonus for 2003.

        Each of our independent directors will receive options to purchase 15,000 shares of our common stock upon election to our board of directors and $10,000 annually. In addition, independent directors will receive $5,000 annually for service on our audit committee, and $400 for each committee meeting they attend as members of our stock option and compensation committee or our nominating and governance committee. Other members of our board of directors do not receive any compensation for serving as directors or members of committees. All members of our board of directors are eligible for reimbursement for their reasonable expenses incurred in connection with attendance at meetings of the board of directors and its committees.

Executive Compensation

        The following table sets forth information with respect to compensation earned by our chief executive officer and our other four most highly compensated executive officers (including executive officers of our subsidiaries) for each of our last three completed fiscal years. We refer to these executive officers as the "named executive officers."

Summary Compensation Table

Annual Compensation
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)(1)	Securities Underlying Options (#)	All Other Compensation($)(2)
Raviv Zoller President and Chief Executive Officer	2003 2002 2001	215,911 201,703 208,327	272,207 441,130 120,934	78,950 89,881 98,868	— — 291,317	30,021 28,413 28,817
Tuvia Feldman Chief Operating Officer	2003 2002 2001	194,033 181,278 195,083	185,615 286,230 165,005	48,091 35,250 33,270	57,544 — —	21,969 25,907 24,627
Lea Atad Executive Vice President, Strategic Accounts	2003 2002 2001	183,652 171,580 185,689	75,546 156,238 89,571	30,439 14,127 33,083	— — —	29,229 29,691 26,682
Ivan Hruska President, Ness Europe	2003 2002 2001	214,420 196,400 175,000	272,177 120,137 63,220	6,205 5,536 3,565	— 43,158 —	— — —
Yoram Michaelis President, IT Services, Ness Israel	2003 2002 2001	182,717 170,706 183,703	225,332 223,857 73,893	36,959 25,265 34,572	— 35,965 —	24,087 24,238 22,560

(1)
Includes car and phone allowances, and, except for Mr. Hruska, our contributions to an education fund.

(2)
Consists of our contributions to managers insurance.

Option Grants In Last Fiscal Year

        The following table sets forth certain information regarding stock option grants made to the named executive officers during the fiscal year ended December 31, 2003.

Individual Grants
		Percent of Total Options Granted to Employees in Fiscal Year			Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
Number of Securities Underlying Options Granted (#)
Name			Exercise or Base Price ($/Sh)
				Expiration Date	5% ($)	10% ($)
Tuvia Feldman	57,544	5.0%	8.47	December 31, 2008	631,724	860,605

Aggregated Option Exercises In Last Fiscal Year and Fiscal Year-End Option Values

        The following table sets forth certain information regarding stock options exercised by the named executive officers in 2003 and stock options held by the named executive officers as of December 31, 2003.

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options at Fiscal Year-End (#) Exercisable/Unexercisable	Value of Unexercised In-The-Money Options at Fiscal Year-End ($)(1) Exercisable/Unexercisable
Raviv Zoller	—	—	405,179 / 40,461	3,050,998/304,671
Tuvia Feldman	57,544	152,800	89,160 / 90,232	913,597/679,447
Lea Atad	—	—	460,352 / —	7,361,028/—
Ivan Hruska	—	—	17,708 / 25,450	125,727/191,639
Yoram Michaelis	—	—	114,715 / 59,313	1,086,256/446,627

(1)
Represents the total gain that would be realized if all in-the-money options held at December 31, 2003 were exercised, determined by multiplying the number of shares underlying the options by the difference between the option exercise price per share and the initial public offering price per share of our common stock in this offering. An option is in-the-money if the fair market value of the underlying shares exceeds the exercise price of the option.

Stock Option Plans

        We currently maintain five stock option plans, of which two are subject to the provisions of the Israeli Income Tax Ordinance, or the Ordinance, and two are subject to the U.S. Internal Revenue Code of 1986, as amended, or the Code. Pursuant to the terms of a merger agreement entered into on May 12, 2003, we assumed all outstanding options under the Apar Holding Corp. Employee Equity Plan, which is also subject to the provisions of the Code. Except as otherwise indicated, all stock option plans are currently administered by an executive committee of our board of directors consisting of Messrs. Fogel, Kressel and Wolfson. Following this offering, our stock option and compensation committee will administer our stock option plans.

2003 Stock Option Plan

        General.    In April 2003, our board of directors adopted the 2003 stock option plan, or the 2003 plan, which subsequently was approved by our stockholders. The 2003 plan provides for the grant of incentive stock options, as defined in Section 422 of the Code, and non-qualified stock options. Under the 2003 plan, our employees, officers, directors, consultants and advisors are eligible to receive options (except that incentive stock options may be granted only to our employees). Unless earlier terminated by our board of directors, the 2003 plan terminates on April 10, 2013. The maximum number of shares of common stock that may be issued pursuant to options granted under the 2003 plan is 1,408,159 shares (less 457,254 shares allocated for the Apar Holding Corp. Employee Equity Plan). As of June 30, 2004, options to purchase an aggregate of 577,814 shares of common stock were outstanding under the 2003 plan, none of which were exercisable.

        Administration.    Grants are determined based on the optionee's seniority, term of service, contribution and other relevant factors. The committee determines the persons eligible to receive options, the number of shares of common stock that may be purchased under the options and their designation, vesting, exercise period and exercise prices.

        Stock Options.    The term of options granted under the 2003 plan may not exceed 10 years (or five years in the case of an incentive stock option granted to an optionee owning more than 10% of our voting stock). Payment for shares purchased upon exercise of options may be made in cash, check or other instrument which is acceptable to the committee, and at the discretion of the committee may be made by delivery of other shares of our common stock, by withholding shares from the shares of common stock otherwise to be received or a combination of these methods. Subject to the provisions of the Code, if any option granted under the 2003 plan expires or terminates for any reason without having been exercised in full, the unpurchased shares subject to that expired or terminated option will become available for future grant.

        The 2003 plan provides that upon the occurrence of certain events the committee may determine, in its sole discretion, whether to accelerate the vesting and exercisability of all outstanding options or to terminate these options and compensate the optionees for such termination. These events include a merger, liquidation or sale of substantially all our assets, unless the obligations under outstanding options are assumed, or outstanding options are replaced, by a successor entity. Upon the occurrence of certain events involving a change in the number of outstanding shares of common stock, including a consolidation, merger or payment of stock dividend, the class and aggregate number of shares of common stock underlying options granted or that may be granted under the 2003 plan and the exercise price per share of each outstanding option will be proportionately adjusted.

        Limitation.    The exercise price for incentive stock options will not be less than 100% of the "fair market value" of the shares of common stock on the date of grant. However, with respect to an incentive stock option, in the case of an optionee owning more than 10% of our voting stock, the purchase price per share will be at least 110% of such fair market value. The exercise price for non-qualified options will not be less than the fair market value of the underlying common stock on the date of grant. The maximum number of shares that may be subject to options granted under the 2003 plan to any individual in any calendar year may not exceed 179,825. The aggregate fair market value of the shares of common stock as to which an optionee may exercise incentive stock options for the first time in any calendar year may not exceed $100,000. Stock options granted under the 2003 plan are not transferable, except by will, laws of descent and distribution and, with regard to non-qualified stock options, by gift or by domestic relations order to any family member, as defined in the Securities Act of 1933. Unless otherwise determined by the committee, all rights to exercise options terminate upon termination of employment. However, if the termination is not for cause, the options may be exercised until the earlier of (i) 30 days after the date of termination or one year in the case of death and (ii) their expiration date.

2003 Israeli Share Option Plan

        General.    In August 2003, our board of directors adopted the 2003 Israeli share option plan, or the 2003 Israeli plan. Under the 2003 Israeli plan, our employees, directors, consultants and advisors in Israel are eligible to receive options. Unless earlier terminated by our board of directors, the 2003 Israeli plan terminates on August 14, 2013. The maximum number of shares of common stock that may be issued pursuant to options granted under the 2003 Israeli plan is 2,081,899 shares. As of June 30, 2004, options to purchase an aggregate of 1,546,564 shares of common stock were outstanding under the 2003 Israeli plan, of which options to purchase an aggregate of 232,475 were exercisable.

        Administration.    Our executive committee determines the persons eligible to receive options, the number of shares of common stock that may be purchased under the options, their designation for purposes of tax treatment under the Ordinance, and their vesting, exercise period and exercise prices.

        Stock Options.    Payment for shares purchased upon exercise of options may be made in cash, check or other instrument which is acceptable to the committee. If any option granted under the 2003 Israeli plan expires or terminates for any reason without having been exercised in full, the unpurchased shares subject to that expired or terminated option will become available for future grant.

        The 2003 Israeli plan provides that upon the occurrence of certain events, the vesting and exercisability of all outstanding options will accelerate. These events include a consolidation, merger or liquidation, unless the obligations under outstanding options are assumed, or outstanding options are replaced, by a successor entity. In addition, if assumed or replaced, a holder's options shall accelerate if the holder's employment is terminated without cause within one year of the change of control. Upon the occurrence of certain events involving a change in the number of outstanding shares of common stock, including a consolidation, merger or payment of stock dividend, the class and aggregate number of shares of common stock underlying options granted or that may be granted under the 2003 Israeli plan and the exercise price per share of each outstanding option will be proportionately adjusted.

        Limitations.    Options granted under the 2003 Israeli plan are not transferable. All rights to exercise options terminate upon termination of employment. However, if termination is not for cause, the options may be exercised until the earlier of (i) 90 days after the date of termination or one year in the case of death or disability, (ii) such other date determined by the committee and (iii) the expiration date of the options. Shares issued upon exercise of options are subject to an irrevocable proxy given by the optionee to a person designated by our board of directors and to our right of first refusal. This irrevocable proxy and our right of first refusal will expire upon the completion of this offering.

        Israeli Income Tax Consequences.    Under the 2003 Israeli plan, employees may only be granted options subject the terms of Section 102 of the Ordinance and non-employees may only be granted options subject to the terms of Section 3(i) of the Ordinance. In accordance with the terms and conditions imposed by Section 102 of the Ordinance, optionees that receive options under our 2003 Israeli plan are afforded certain tax benefits. We elected the benefits available under the capital gains alternative. To qualify for these benefits, certain requirements must be met, including registration of the options in the name of a trustee. Each option, and any common stock acquired upon the exercise of the option, must be held by the trustee for a period commencing on the date of grant and ending no earlier than 24 months after the end of the tax year in which the option was granted and deposited in trust with the trustee. Under the terms of the capital gains alternative, we may not deduct expenses pertaining to the options for tax purposes. We may also grant our employees options pursuant to Section 102(c) of the Ordinance that are not required to be held in trust by a trustee. This alternative, while facilitating immediate exercise of vested options and sale of the underlying shares, will subject the optionee to the marginal income tax rate of up to 50% as well as payments to the National Insurance Institute and health tax on the date of the sale of the shares or options. Non-employees are granted options subject to Section 3(i) of the Ordinance. Under that section, the income tax on the benefit arising to the optionee upon the exercise of options and the issuance of common stock is generally due at the time of exercise of the options.

2001 Stock Option Plan

        General.    In June 2001, our board of directors adopted the 2001 stock option plan, or the 2001 plan. The 2001 plan provided for the grant of incentive stock options, as defined in Section 422 of the Code, and non-qualified stock options. Under the 2001 plan, our employees, officers, directors, consultants and advisors were eligible to receive options (except that incentive stock options were only available to our employees). The maximum number of shares of common stock that were authorized for issuance pursuant to options granted under the 2001 plan was 719,300 shares. As of June 30, 2004, options to purchase an aggregate of 346,866 shares of common stock were outstanding under the 2001 plan, of which options to purchase an aggregate of 233,635 were exercisable. As the 2001 plan has been terminated, no further grants will be made under that plan.

        Administration.    Grants were determined based on the optionees' seniority, years of service, contribution and other relevant factors. The committee determined the persons eligible to receive options, the number of shares of common stock that may be purchased under the options and their designation, vesting, exercise periods and exercise prices.

        Stock Options.    The term of options granted under the 2001 plan does not exceed 10 years (or five years in the case of an incentive stock option granted to an optionee owning more than 10% of our voting stock). Payment for shares purchased upon exercise of options may be made in cash, check or other instrument which is acceptable to the committee, and at the discretion of the committee may be made by delivery of other shares of our common stock, by withholding shares from the shares of common stock otherwise to be received or a combination of these methods.

        The 2001 plan provides that upon the occurrence of certain events the committee may determine, in its sole discretion, whether to accelerate the vesting and exercisability of all outstanding options or to terminate these options and compensate the optionees for such termination. These events included a merger, liquidation or sale of substantially all our assets, unless the obligations under outstanding options are assumed, or outstanding options are replaced, by a successor entity. Upon the occurrence of certain events involving a change in the number of outstanding shares of common stock, including a consolidation, merger or payment of stock dividend, the class and aggregate number of shares of common stock underlying each outstanding option and its exercise price per share will be proportionately adjusted.

        Limitations.    Pursuant to the terms of the 2001 plan, the exercise price for incentive stock options is not less than 100% of the "fair market value" of the shares of common stock at the time of grant. However, with respect to an incentive stock option, in the case of an optionee owning more then 10% of our voting stock, the purchase price per share is at least 110% of such fair market value. The exercise price for non-qualified options was not to be less than 80% of the fair market value of the underlying common stock on the date of grant. The maximum number of shares that may be subject to options granted under the 2001 plan to any individual in any calendar year could not have exceeded 179,825. Stock options granted under the 2001 plan are not transferable, except by will, laws of descent and distribution and, with regard to non-qualified stock options to a trust for the benefit of the optionee or a member of the optionee's immediate family (or a trust for his or her benefit). Unless otherwise determined by the committee, all rights to exercise options terminate upon termination of employment. However, if the termination is not for cause, the options may be exercised until the earlier of (i) 30 days after the date of termination or one year in the case of death and (ii) their expiration date.

1999 Israeli Share Option Plan

        General.    In December 1999, our board of directors adopted the 1999 share option plan, or the 1999 Israeli plan. Under the 1999 Israeli plan, our Israeli employees and non-employees are eligible to receive options. Unless earlier terminated by our board of directors, the 1999 Israeli plan terminates in December 2009. The maximum number of shares of common stock that may be issued pursuant to options granted under the 1999 Israeli plan is 4,321,916 shares. As of June 30, 2004, options to purchase an aggregate of 4,321,916 shares of common stock were outstanding under the 1999 Israeli plan, of which options to purchase an aggregate of 4,169,033 shares were exercisable and 391,499 shares will be subject to optionees' redemption rights beginning October 1, 2004. If all of these options are redeemed, our maximum liability would be $3.3 million. No further grants will be made under the 1999 Israeli plan.

        Administration.    The committee determines the persons eligible to receive options, the number of shares of common stock that may be purchased under the options and their designation, vesting, exercise period and exercise prices.

        Stock Options.    Payment for shares purchased upon exercise of options may be made in cash, check, cashless exercise or other instrument which is acceptable to the committee.

        The 1999 Israeli plan provides that upon the occurrence of certain events, the vesting and exercisability of all outstanding options will accelerate. These events include a consolidation, merger, liquidation or sale of substantially all our assets, unless the obligations under outstanding options are assumed, or outstanding options are replaced, by a successor entity. Upon the occurrence of certain events involving a change in the number of outstanding shares of common stock, including a consolidation, merger or payment of stock dividend, the class and aggregate number of shares of common stock underlying options granted or that may be granted under the 1999 Israeli plan and the exercise price per share of each outstanding option will be proportionately adjusted.

        Limitations.    Options granted under the 1999 Israeli plan are not transferable, except by will, laws of descent and distribution or under legal competence laws. All rights to exercise options terminate upon termination of employment. However, if termination is not for cause, the options may be exercised until the earlier of (i) 90 days after the date of termination or three months in the case of death or disability, (ii) such other period determined by the committee and (iii) the expiration date of the options. The shares issued upon exercise of the options are subject to an irrevocable proxy given by the optionee to a person designated by our board of directors and to our right of first refusal. This irrevocable proxy and our right of first refusal will expire upon completion of this offering.

        Israeli Income Tax Consequences.    Under the 1999 Israeli plan, only employees may be granted options subject to the terms of Section 102 of the Ordinance. Options granted under our 1999 Israeli plan are generally subject to the same provisions of the Ordinance as our 2003 Israeli plan. We elected this plan to be treated under the income tax alternative. As a non-Israeli company, we cannot deduct expenses pertaining to the options for tax purposes under such a plan. Upon the sale or transfer of the options from the trustee to the employee, the options will be subject to the marginal income tax rate of 50%, as well as payments to the National Insurance Institute and health tax on the date of sale of the shares or options.

Apar Holding Corp. Employee Equity Plan

        General.    In accordance with the terms of the merger agreement dated May 12, 2003, we assumed the outstanding options granted pursuant to the Apar Holding Corp. Employee Equity Plan, or the Apar plan. The assumed options remain subject to the terms of the Apar plan. The Apar plan provides for the grant of either incentive stock options, as defined in Section 422 of the Code, or non-qualified stock options. Unless earlier terminated by our board of directors, the Apar plan terminates on

September 21, 2010. As of June 30, 2004, options to purchase an aggregate of 457,254 shares of common stock were outstanding under the Apar plan, of which options to purchase an aggregate of 332,674 were exercisable. No further grants will be made under the Apar plan.

        Stock Options.    The term of options granted under the Apar plan may not exceed ten years, or five years in the case of an incentive stock option granted to an optionee owning more than 10% of our voting stock. Payment for shares purchased upon exercise of options may be made in cash, check, cashless exercise or any combination of these methods, as determined by the board of directors. The Apar plan contains provisions relating to non-competition and non-solicitation of clients and company employees. The Apar plan provides that upon the occurrence of certain events, our board of directors may determine, in its sole discretion, whether to accelerate the vesting and exercisability of all outstanding options. Upon the occurrence of certain events involving a change in the number of outstanding shares of common stock, including a consolidation, merger or payment of stock dividend, the class and number of shares subject to each outstanding option and its exercise price per share will be proportionately adjusted.

        Limitations.    Pursuant to the terms of the Apar plan, the exercise price for incentive stock options is not less than 100% of the "fair market value" of the shares of common stock on the date of grant. However, with respect to an incentive stock option, in the case of an optionee owning more than 10% of our voting stock, the purchase price per share is at least 110% of such fair market value. The exercise price for non-qualified options was not to be less than the exercise price determined by the committee. The aggregate fair market value of the shares of common stock as to which an optionee may exercise incentive stock options for the first time in any calendar year may not exceed $100,000. Stock options granted under the Apar plan are not transferable, except by will and the laws of descent and distribution. Unless otherwise determined by the committee, all rights to exercise options terminate upon termination of employment, provided that the options may be exercised until the earlier of (i) 90 days after the date of termination or one year in the case of death or disability and (ii) their expiration date.

Employment Arrangements, Termination of Employment Arrangements and Change in Control Arrangements

  Raviv Zoller

        We and our subsidiary, Ness Technologies Israel Ltd., entered into an amended and restated employment agreement with Mr. Zoller, effective as of June 1, 2001 as amended as of January 1, 2004. The current term of the agreement expires on December 31, 2005 but is automatically extended for successive one-year periods, unless terminated by either party giving written notice no later than three months prior to the expiration of the then existing term. Mr. Zoller's annual base salary is currently $250,000 and he is eligible to receive an annual bonus, ranging from $125,000 to $250,000. We or Mr. Zoller may terminate the agreement by providing the other party with six months prior written notice. However, we may terminate Mr. Zoller for cause immediately if Mr. Zoller is convicted of committing a felony. If Mr. Zoller's employment is terminated without cause at any time, or for cause within six months after a change in control, Mr. Zoller will be entitled to his base salary for six months from the date of the notice of termination and to all amounts deposited in his favor in pension funds, including payments made for severance pay. In addition, Mr. Zoller shall be entitled to a six-month paid adjustment period following termination. If we terminate Mr. Zoller's employment for cause, as defined in the agreement, Mr. Zoller will be entitled to his base salary through the date of termination. The agreement also contains customary assignment of rights, confidentiality, non-competition and non-solicitation provisions. The non-competition and non-solicitation provisions apply during Mr. Zoller's employment and for two years thereafter. Effective January 1, 2004, Mr. Zoller was also granted options to purchase 179,825 shares of our common stock at an exercise price of $11.82 per share. These options vest and become exercisable in three equal installments on each of the first three anniversaries of the date of grant and expire on December 31, 2010, subject to acceleration upon a change of control, as defined in the 2003 Israeli plan, if Mr. Zoller's employment is terminated or Mr. Zoller resigns due to a reduction in his title or duties within six months of the change of control.

  Tuvia Feldman

        Upon our acquisition of ATL, we assumed the employment agreement, as amended, between ATL and Mr. Feldman and entered into an addendum to such agreement on August 27, 2000. Mr. Feldman may be deemed to be an employee-at-will, since his agreement does not specify a term of employment. Mr. Feldman's annual base salary is currently $194,033, and he is eligible to receive an annual bonus equal to 90% of the annual bonus of our chief executive officer. We may terminate the agreement at any time by providing Mr. Feldman with six months prior written notice and Mr. Feldman may terminate the agreement at any time by providing us with three months prior written notice. Upon termination, Mr. Feldman will be entitled to his base salary through the date of termination and to all amounts deposited in his favor in pension funds, including payments made for severance pay. However, if Mr. Feldman is terminated due to his committing a crime bearing moral turpitude or causing us substantial harm resulting from a material breach of his duties to us, Mr. Feldman will not be entitled to receive any amount deposited on his behalf in any pension fund. The agreement also contains customary confidentiality, non-competition and non-solicitation provisions. The non-competition and non-solicitation provisions apply during Mr. Feldman's employment and for one year thereafter. Effective January 1, 2004, Mr. Feldman was also granted options to purchase 25,176 shares of our common stock at an exercise price of $11.82 per share. These options vest and become exercisable in three equal installments on each of the first three anniversaries of the date of grant and expire on December 31, 2010.

  Yaron Garmazi

        We entered into an employment agreement with Mr. Garmazi on May 14, 2004. The current term of the agreement expires on December 31, 2005 but is automatically extended for successive one-year periods, unless terminated by either party giving written notice no later than six months prior to the expiration of the then existing term. Mr. Garmazi's annual base salary is $160,000 and he is eligible to receive an annual bonus not to exceed $120,000, half of which is linked to our chief executive officer's bonus and the other half based on specific performance targets set by our chief executive officer for 2004 and by our board of directors or compensation committee for the following years. We or Mr. Garmazi may terminate the agreement by providing the other party with six months prior written notice. However, we may terminate Mr. Garmazi's employment for cause immediately if Mr. Garmazi is convicted of committing a felony, fails to perform his duties, materially breaches the employment agreement or behaves in a way that is injurious to us or our subsidiaries. If Mr. Garmazi's employment is terminated without cause, Mr. Garmazi will be entitled to his base salary through the date of termination and to all amounts deposited in his favor in pension funds, including payments made for severance pay. If we terminate Mr. Garmazi's employment for cause, Mr. Garmazi will be entitled to his base salary through the date of termination. The agreement also contains customary assignment of rights, confidentiality, non-competition and non-solicitation provisions. The non-competition and non-solicitation provisions apply during Mr. Garmazi's employment and for one year thereafter. Effective May 14, 2004, Mr. Garmazi was also granted options to purchase 71,930 shares of our common stock at an exercise price of $11.82 per share. These options vest and become exercisable in three equal installments on January 1 of each year following the date of grant and expire on December 31, 2010, subject to acceleration upon a change of control, as defined in the 2003 Israeli plan, if Mr. Garmazi's employment is terminated or Mr. Garmazi resigns due to a reduction in his title or duties within six months of the change of control.

  Lea Atad

        Pursuant to a transition agreement among Ness Technologies Ventures Ltd. (formerly known as Compro Software Industries (1997) Ltd.), Ness BSG Ltd., and Lea Atad upon our acquisition of Compro, we assumed the employment agreement, dated February 1, 1999, between Ms. Atad and Compro. Ms. Atad may be deemed to be an employee-at-will because her agreement does not specify a term of employment. Ms. Atad's annual base salary is currently $183,652 and she is eligible to receive a minimum annual bonus according to a bonus schedule established each year by our chief executive officer. Each party may terminate the agreement at any time by providing the other party with six months prior written notice. If we terminate the agreement, Ms. Atad will be entitled to an additional three-month adjustment period. Upon termination, Ms. Atad will be entitled to receive her base salary through the termination date and all amounts deposited in her favor in pension funds, including payments made for severance pay. However, if Ms. Atad is convicted of committing a crime or breaches her fiduciary duty to us, or if we are able to substantiate that Ms. Atad has knowingly acted fraudulently or through self dealing, we may terminate the agreement without any prior notice requirement, but will be obligated to deliver to Ms. Atad the amounts deposited in pension funds in her favor. The agreement also contains customary confidentiality and non-competition provisions. These non-competition provisions apply during Ms. Atad's employment with us and for a period of eighteen months thereafter if Ms. Atad terminates her employment, or twelve months thereafter if her employment is terminated by us. Effective January 1, 2004, Ms. Atad was also granted options to purchase 25,176 shares of common stock, at an exercise price of $11.82 per share. These options vest and become exercisable in three equal installments on each of the first three anniversaries of the date of grant and expire on December 31, 2010.

  Ivan Hruska

        We entered into an offer letter of employment with Mr. Hruska on January 29, 2004 and a contract of employment with him, effective as of March 1, 2004. The agreement states that Mr. Hruska is an employee-at-will. Mr. Hruska's annual base salary is currently $204,400 and he is eligible to receive an annual bonus in an amount based on the earnings before taxes of our European subsidiaries. The agreement may be terminated by either party by providing six months prior written notice, except that no prior written notice is required for termination by us as a result of gross breach of professional conduct by Mr. Hruska. The agreement also contains customary confidentiality, non-competition and non-solicitation provisions, which apply during Mr. Hruska's employment, and for three years, six months and twelve months after termination, respectively. Effective January 1, 2004, Mr. Hruska was also granted options to purchase 25,176 shares of common stock, at an exercise price of $11.82 per share. These options vest and become exercisable in three equal installments on each of the first three anniversaries of the date of grant and expire on December 31, 2010.

  Yoram Michaelis

        Upon the acquisition of ATL, we assumed the employment agreement, as amended, between ATL and Mr. Michaelis. Mr. Michaelis may be deemed to be an employee-at-will because his agreement does not specify a term of employment. Mr. Michaelis' annual base salary is currently $182,717. We may terminate Mr. Michaelis' employment by providing six months prior notice and Mr. Michaelis may terminate his employment by providing us with three months prior notice. Upon termination, Mr. Michaelis will be entitled to his base salary through the date of termination and to all amounts deposited in his favor in pension funds, including payments made for severance pay. However, if Mr. Michaelis is terminated due to his committing a crime bearing moral turpitude or causing us substantial harm resulting from a material breach of his duties to us, Mr. Michaelis will not be entitled to receive any amount deposited on his behalf in any pension fund. The agreement also contains customary confidentiality and non-competition provisions. The non-competition provisions apply during

Mr. Michaelis' employment and for one year thereafter. Effective January 1, 2004, Mr. Michaelis was also granted options to purchase 25,176 shares of common stock at an exercise price of $11.82 per share. The options vest and become exercisable in three equal installments on each of the first three anniversaries of the date of grant and expire on December 31, 2010.

Indemnification of Officers and Directors

        Our certificate of incorporation provides that we will indemnify directors and executive officers to the fullest extent permitted by the General Corporation Law of the State of Delaware, or DGCL. As permitted by the DGCL, our certificate of incorporation limits the personal liability of a director to us for monetary damages for breach of fiduciary duty of care as a director. Liability is not eliminated for (1) any breach of the director's duty of loyalty to us or our stockholders, (2) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (3) unlawful payment of dividends or stock purchases or redemptions pursuant to Section 174 of the DGCL or (4) any transaction from which the director derived an improper personal benefit.

        We will enter into separate indemnification agreements with our directors and certain of our executive officers, as well as directors and certain executive officers of our subsidiaries. The indemnification agreements will provide that the directors and executive officers will be indemnified to the fullest extent permitted by applicable law against all expenses (including attorneys' fees), judgments, fines, penalties, excise taxes and amounts paid in settlement or incurred in defense of any threatened, pending or completed claim, action, suit or proceeding, including any derivative action, on account of their services as a director or executive officer of ours or of any of our subsidiaries or of any other company or enterprise in which they are serving at our request. Indemnification will be provided in a proceeding or action other than a derivative action unless it is determined that the indemnitee did not act in good faith and for a purpose he reasonably believed to be in our best interests, and in the case of a criminal proceeding or action, he had reasonable cause to believe that his conduct was unlawful. Indemnification will be provided in a derivative action under the same standards, except in respect of (1) any claim, issue or matter as to which the indemnitee is adjudged to be liable to us or (2) any pending or threatened action to which he is a party or threatened to be made a party unless an appropriate court shall have determined that in view of the circumstances he is fairly and reasonably entitled to indemnification. If provisions of the indemnification agreements exceed the indemnification permitted by applicable law, these provisions may be unenforceable or may be limited to the extent they are found by a court of competent jurisdiction to be contrary to public policy.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in such act and is therefore unenforceable.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Stock Ownership in Acquired Companies

        APP Stock Purchase Agreement.    On August 30, 2002, we entered into a stock purchase agreement with the stockholders of APP Group CEE B.V. pursuant to which we purchased all of the outstanding stock of APP in exchange for 906,086 shares of our common stock. We also issued options to purchase an aggregate of 164,582 shares of common stock in exchange for options previously issued by APP to its employees and directors. Warburg, Pincus Ventures, L.P. and Warburg, Pincus Ventures International, L.P. received 361,384 and 362,384 shares of our common stock, respectively, upon the closing of the transaction in exchange for all of the outstanding shares of common stock of APP held by them. These Warburg Pincus entities owned approximately 78% of APP prior to the transaction. Immediately prior to the closing of that transaction, Warburg, Pincus Ventures International, L.P.

owned approximately 10.0% of our outstanding common stock on an as-converted basis and all Warburg Pincus entities collectively owned approximately 20.0% of our outstanding common stock on an as-converted basis. Warburg, Pincus Ventures, L.P. did not own any of our stock. These two Warburg Pincus entities made their initial investment in, and together became a majority stockholder of, APP in October 1997.

        Pursuant to the terms of the stock purchase agreement, our subsidiary, Ness Technologies B.V., guaranteed the payment of the $2.0 million owed by APP to these Warburg Pincus entities. The $2.0 million represented the outstanding balance of $4.0 million of indebtedness originally issued by APP to these entities in August 2000. In consideration for our granting the guarantee, the lender reduced the annual interest rate to 2.95% and extended the maturity date. As amended, one-half of the principal amount and any accrued and unpaid interest is due on September 30, 2004 and the remaining principal amount and any accrued and unpaid interest is due on September 30, 2005. In addition, these Warburg Pincus entities have the right through September 30, 2004 to convert up to $1.0 million of principal amount into 55,340 shares of our common stock at a conversion price of $18.07 per share.

        Negotiations of the terms of this transaction on our behalf were conducted by Raviv Zoller, our president and chief executive officer. In determining the purchase price of APP, Mr. Zoller and his counterpart at APP considered our revenues relative to those of APP for the six-month period prior to commencing negotiations and adjusted for the companies' growth expectations, non-recurring expenses, net debt and the potential cost savings that we might achieve as a combined company. Our board of directors conducted a detailed analysis of the value of APP to our business at that time. Given our board's collective financial sophistication and its understanding of our business and financial condition and the business and financial condition of APP, and considering the private nature of both companies at the time of the transaction, our board did not deem it necessary to receive a fairness opinion from an independent third party. Our board, including all disinterested directors, unanimously approved the transaction. Dr. Kressel, who is affiliated with the Warburg entities, did not participate in any of the negotiations of the terms of the transaction.

        Apar Merger Agreement.    On May 12, 2003, we entered into a merger agreement pursuant to which we acquired Apar Holding Corp., the parent of Apar InfoTech, resulting in Apar becoming our wholly-owned subsidiary. Upon the closing of the merger, we issued 6,221,712 shares of our common stock and assumed options previously issued by Apar to its employees and directors to purchase an aggregate of 540,121 shares of our common stock, based on the exchange rate set forth in the merger agreement. Five Warburg Pincus entities received shares of our common stock upon the closing of the merger, and each of these entities was one of our stockholders prior to the merger, as set forth in the table below. These Warburg Pincus entities owned approximately 53% of the outstanding common stock of Apar prior to the closing of the merger. These five Warburg Pincus entities made their initial investment in

Apar in March 2000. The aggregate amount invested by these entities in Apar was approximately $34.7 million.

Entity	Percentage Ownership of Ness Prior to the Merger		Ness Common Stock Received in Merger		Percentage Ownership of Ness Following the Merger
			Number of Shares	Percentage
Warburg, Pincus Equity Partners, L.P.	8.5%		1,868,819	12.0%	14.6%
Warburg, Pincus Ventures International, L.P.	11.3		1,977,585	12.7	17.1
Warburg, Pincus Netherlands Equity Partners I, C.V.	0.3		59,327	0.4	0.5
Warburg, Pincus Netherlands Equity Partners II, C.V.	0.2		39,551	0.3	0.3
Warburg, Pincus Netherlands Equity Partners III, C.V.	0.0	4	9,887	0.1	0.08

        Pursuant to the terms of the merger agreement, we agreed to issue additional shares of our common stock to the stockholders of Apar to the extent necessary to preserve their ownership percentages in us prior to the exchange of shares of our common stock for the remaining shares of common stock of our subsidiary, Ness U.S.A. Inc., that we do not own. For a more detailed discussion of the rights of the employee stockholders of Ness U.S.A., see "Shares Eligible for Future Sale—Ness U.S.A. Exchange Shares."

        Negotiations of the terms of this transaction on our behalf were conducted by Raviv Zoller, our president and chief executive officer. In determining the merger consideration, Mr. Zoller and his counterpart at Apar considered our revenues and operating income relative to those of Apar for the six months prior to commencing negotiations, adjusted for the companies' growth expectations, non-recurring revenues and expenses and net debt. Mr. Zoller also considered the potential cost savings that we might achieve as a combined company. Our board of directors conducted a detailed analysis of the value of Apar to our business at that time. Given our board's collective financial sophistication and its understanding of our business and the business of Apar, and considering the private nature of both companies at the time of the transaction, our board did not deem it necessary to receive a fairness opinion from an independent third party. Our board, including all disinterested directors, unanimously approved the transaction. Dr. Kressel did not participate in any of the negotiations of the terms of the transaction.

        Warburg Pincus, and all of its related entities, is a private equity fund that seeks to raise money from limited partners, identify investments in privately held companies (in most cases) and attempt to increase the value of these investments. Although Warburg Pincus exercised some control over these investments by virtue of having board representation, rights inherent in preferred stock, rights contained in shareholders agreements and other similar rights typically afforded large investors, Warburg Pincus's investments in APP and Apar were passive equity interests.

Consulting Agreement

        On July 1, 2003, we entered into an agreement with GLY Horizons, a company owned by Mr. Hagai Lavi, one of our directors, and his wife, pursuant to which Mr. Lavi provides us with consulting services. The services cover instruction and assistance with respect to sales and marketing activities, lectures and training for executives and employees, and participation in sales and special projects teams. The initial term of the agreement expires on December 31, 2004 and is automatically extended for successive one-year periods, unless terminated by either party by providing written notice at least three months prior to expiration of the then existing term. The annual fees payable to GLY Horizons are $247,200 and GLY Horizons may be eligible to receive an annual bonus of up to $150,000 based on GLY Horizons reaching certain annual goals set by our chief executive officer. Beginning in 2005, our stock option and compensation committee will be required to approve all bonus criteria. The bonus criteria may change from year to year. For 2003, the bonus criteria were the completion of the training by Mr. Lavi of our Israeli sales personnel in our sales and marketing methodology, described in the section of this prospectus entitled "Business—Sales and Marketing," and a 50% increase in backlog for our Israeli subsidiaries as a result of their sales activities. GLY Horizons earned a $150,000 bonus for 2003.

Stockholders Agreement

        The Warburg Pincus stockholders, Nesstech LLC and certain of its affiliates, GLY, Velston Pte. Ltd., or Velston, and other principal stockholders are parties to a stockholders agreement with us. The stockholders agreement provides, among other things, for the rights of these stockholders to designate members of our board of directors and certain cross-purchase and sale rights in respect of our common stock and our Class B and Class C preferred stock owned by these stockholders. The stockholders agreement will terminate upon the consummation of this offering.

Registration Rights Agreements

        The holders of 10,890,496 shares of our common stock and the holders of 6,834,432 shares of our common stock issuable upon conversion of our Class B and Class C preferred stock, including the issuance of additional shares of our common stock as payment of accrued dividend on our Class B preferred stock and shares of our common stock in accordance with anti-dilution provisions for the Class C preferred stock, have the right to require us to register these shares with the SEC pursuant to the terms of certain registration rights agreements.

        Registration Rights Agreements.    GLY and certain of the affiliates of Nesstech LLC are parties to a registration rights agreement with us, dated March 26, 1999, and Velston is a party to a registration rights agreement with us, dated May 13, 1999. The holders of our Class B and Class C preferred stock and certain other common stockholders are parties to a second amended and restated registration rights agreement with us, dated June 30, 2003. Under these agreements, holders of shares having registration rights can demand that we file a registration statement or request to have their shares included in a registration statement that we file for our own account or for the account of other stockholders.

        Demand Registration Rights.    Beginning six months following the completion of this offering, the stockholders party to the GLY and Velston agreements have the right to demand that we file a registration statement covering the offer and sale of their securities so long as these securities have an anticipated public offering price of at least $5.0 million for the securities covered by the GLY agreement and $3.0 million for the securities covered by the Velston agreement. If we are eligible to file a registration statement on Form S-3, any holder of shares having registration rights under the GLY or Velston agreements has the right to demand that we file a registration statement on Form S-3 once in any six-month period, under the same aggregate offering price restrictions.

        Under the agreement with the holders of our preferred stock and others, certain holders have the right to demand that we file a registration statement covering the offer and sale of their securities so long as these securities have an anticipated public offering price of at least $15.0 million. If we are eligible to file a registration statement on Form S-3, any holder of shares having registration rights under this agreement has the right to demand that we file a registration statement on Form S-3 or similar short-form registration statement, once in any six-month period, so long as the value of the securities to be registered is at least $5.0 million. We have the ability to delay the filing of a registration statement under specified conditions, such as for a period of time following the effective date of a prior registration statement or during the period in which such disclosure would be seriously detrimental to us.

        Piggyback Registration Rights.    If we register any of our securities under the Securities Act for public sale, either for our own account or for the account of other stockholders exercising their registration rights, stockholders with registration rights under any of these agreements will have the right to include their shares in any subsequent registration statement we file. Stockholders that have registration rights under the amended and restated registration rights agreement have the right to have their shares of common stock included in our initial registration statement and therefore their "piggyback" registration rights apply to this offering. The underwriters of any underwritten offering will have the right to limit the number of shares of common stock having registration rights to be included in the registration statement.

        Expenses of Registration.    We are required to pay all expenses in connection with any registration, other than underwriting discounts and commissions. However, we will not pay for the expenses of any demand registration if the request is subsequently withdrawn by the requesting stockholders, subject to limited exceptions.

        Indemnification.    Each of these agreements contains customary indemnification provisions, pursuant to which each party is obligated to indemnify the other party in the event of material misstatements or omissions in a registration statement attributable to that party.

        Expiration of Registration Rights.    The registration rights described above will terminate with respect to a particular stockholder's securities on, or on such date after, they are freely transferable whether because they have been included in an effective registration statement, or pursuant to an exemption from registration.

PRINCIPAL AND SELLING STOCKHOLDERS

        The following table sets forth certain information regarding the beneficial ownership of our common stock by:

  •
  each of our directors,

  •
  each of our executive officers,

  •
  all of our directors and executive officers as a group,

  •
  each person, or group of affiliated persons, known to us to beneficially own 5% or more of our outstanding common stock, and

  •
  each selling stockholder.

        Beneficial ownership of shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. The information set forth in the table below gives effect to the 0.7193-for-one reverse split of shares of our common stock and the conversion of our Class B and Class C preferred stock, including in accordance with anti-dilution provisions relating to the Class C preferred stock and accrued dividends on the Class B preferred stock, into an aggregate of 6,834,432 shares of our common stock. The table also includes the number of shares underlying options that are exercisable within 60 days of August 31, 2004 and the sale of shares in this offering. Common stock subject to these options is deemed to be outstanding for the purpose of computing the ownership percentage of the person holding these options, but is not deemed to be outstanding for the purpose of computing the ownership percentage of any other person. The table assumes 16,658,462 shares of common stock outstanding as of August 31, 2004 and 31,021,790 shares of common stock outstanding upon completion of this offering.

        We have granted the underwriters a 30-day option to purchase up to 1,750,800 shares of common stock to cover over-allotments, if any.

        The selling stockholders may be deemed to be "underwriters" within the meaning of the Securities Act. Any discounts, commissions, concessions or profits they earn on any sale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are deemed to be "underwriters" within the meaning of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

        Unless otherwise indicated, the address for all of the executive officers, directors and stockholders named below is c/o Ness Technologies, Inc., Ness Tower, Atidim High-Tech Industrial Park, Building 4, Tel Aviv 61580, Israel. Except as otherwise indicated, the beneficial owners named in the table below have sole voting and investment power with respect to all shares of capital stock held by them.

				Maximum Number of Shares Offered In this Offering
	Shares Beneficially Owned Prior to Offering				Shares Beneficially Owned After the Offering
Name
	Number		Percentage		Number		Percentage
5% Stockholders:
Warburg Pincus(1)	8,247,876	(2)	35.0	1,441,549	6,806,327	(3)	21.9
Nesstech LLC(4)	6,958,871		29.6	1,601,286	5,357,585		17.3
Apar Investments (Singapore) Private Ltd.(5)	1,517,054		6.5	—	1,517,054		4.9
G.L.Y. High-Tech Investments Inc.(6)	1,488,739		6.3	312,683	1,176,056		3.8
Velston Pte. Ltd.(7)	1,183,706		5.0	248,616	935,090		3.0
Other Selling Stockholders:
Gmul-Amgal Investments Ltd.(8)	828,872		3.5	364,182	464,690		1.5
GOWRON (International) Limited(9)	562,029		2.4	174,788	387,241		1.2
Directors and Executive Officers:
Aharon Fogel(10)	366,262		1.5	—	366,262		1.2
Raviv Zoller(10)	445,639		1.9	—	445,639		1.4
Yaron Garmazi	—		—	—	—		—
Rajeev Srivastava	749,487		3.2	—	749,487		2.4
Tuvia Feldman(10)	150,620		*	—	150,620		*
Lea Atad(11)	591,025		2.5	—	591,025		1.9
Yoram Michaelis(10)	138,064		*	—	138,064		*
Shachar Efal(12)	109,334		*	—	109,334		*
Michael Zinderman(10)	21,344		*	—	21,344		*
Ivan Hruska(10)	19,644		*	—	19,644		*
Shai Onn(13)	46,755		*	—	59,342		*
Uri Ben-Ari(10)	35,965		*	—	35,965		*
Efrat Shapira(10)	5,395		*	—	5,395		*
Henry Kressel(14)	8,247,876	(2)	35.0	1,441,549	6,806,327	(3)	21.9
Morris Wolfson(15)	6,982,847		29.7	1,601,286	5,381,561		17.3
Hagai Lavi(6)	1,488,739		6.3	312,683	1,176,056		3.8
All directors and executive officers as a group (16 persons) (6)(10)(11)(12)(13)(14)(15)	19,398,996		76.1	3,355,518	16,056,065		48.6

*
Represents less than 1%

(1)
Warburg Pincus & Co., a New York general partnership, or WP, is the sole general partner of each of Warburg, Pincus Equity Partners, L.P., a Delaware limited partnership and certain affiliated funds, or WPEP, Warburg, Pincus Ventures International, L.P., a Bermuda limited partnership, or WPVI, and Warburg, Pincus Ventures L.P., a Delaware limited partnership, or WPV. Each of WPEP, WPVI and WPV are managed by Warburg Pincus LLC, a New York limited liability company, or WP LLC. The members of WP LLC are substantially the same as the partners of WP. Due to the respective relationship among the Warburg Pincus funds that are the record holders of our stock, each of WPEP, WPV, WPVI, WP and WP LLC may be deemed to have shared beneficial ownership of these shares although each entity disclaims beneficial ownership of the shares of common stock owned of record by any other Warburg Pincus entity. The address of each of the Warburg Pincus entities is 466 Lexington Avenue, New York, New York 10017.

(2)
Consists of (i) 3,707,972 shares of common stock held by WPEP, (ii) 4,096,769 shares of common stock held by WPVI, (iii) 387,795 shares of common stock held by WPV and (iv) 55,340 shares of common stock issuable upon conversion of $1.0 million of indebtedness owed by Ness CEE to WPVI and WPV.

(3)
Consists of (i) 2,987,200 shares of common stock held by WPEP, (ii) 3,375,992 shares of common stock held by WPVI, (iii) 387,795 shares of common stock held by WPV and (iv) 55,340 shares of common stock issuable upon conversion of $1.0 million of indebtedness owed by Ness CEE to WPVI and WPV.

(4)
Nesstech LLC is a New York limited liability company. Mr. Morris Wolfson is the sole manager of Nesstech LLC. As the sole manager, Mr. Wolfson has sole voting and investment power over, and therefore may be deemed to be the beneficial owner of, the shares of common stock held by Nesstech LLC. Mr. Wolfson disclaims beneficial ownership of the shares of common stock held by Nesstech LLC except to the extent of his equity interest therein. The address of Nesstech LLC is One State Street Plaza, New York, New York 10004. Nesstech LLC has granted an option to Lea Atad to purchase 130,673 shares of common stock.

(5)
Kushal Desai, a director of Apar Investments (Singapore) Private Ltd., has voting and investment power over the shares of common stock held by Apar Investments (Singapore) Private Ltd. The address of Apar Investments (Singapore) Private Ltd. is c/o Apar House, Corporate Park, Bldg No. 5, Sion Trombay Road, Chembur, Mumbai 400071, India.

(6)
Hagai Lavi, one of our directors, and his wife are the sole stockholders of G.L.Y. High-Tech Investments Inc. Mr. Lavi has sole voting and investment power over, and therefore may be deemed to be the beneficial owner of, shares of common stock held by G.L.Y. High-Tech Investments Inc. The address of G.L.Y. High-Tech Investments Inc. is c/o Tulchinsky Stern & Co., 22 Kanfei Nesharim Street, Jerusalem, Israel.

(7)
Consists of (i) 1,026,180 shares of common stock held by Velston Pte. Ltd., (ii) 151,053 shares of common stock held by Socrates Trusts Ltd. for the benefit of Velston Pte. Ltd. and three of our current or former employees and (iii) 6,473 shares of common stock held by Prof. Levy Trusts Ltd. for the benefit of Michael Braiman. Velston Pte. Ltd. may be deemed to be the beneficial owner of the shares held by Socrates Trusts and Prof. Levy Trusts by virtue of it having shared power to vote and to dispose of such shares. Ronen Zadok, a director of Velston Pte. Ltd., has voting and investment power over the shares of common stock beneficially owned by Velston Pte. Ltd. The address of Velston Pte. Ltd. is c/o Yuval Levy & Co., Yuval Levy House, 8 Ness Ziona Street, Tel Aviv 63904, Israel. The shares offered in this offering are held by Velston Pte. Ltd.

(8)
Ran Kroll, a director of Gmul-Amgal Investments Ltd., has voting and dispositive power over the shares of common stock held by Gmul-Amgal Investments Ltd. The address of Gmul-Amgal Investments Ltd. is 20 Lincolen Street, Tel Aviv 67134 Israel. Gmul-Amgal has granted to Gnus Ltd. an option to purchase all of our securities that Gmul-Amgal owns.

(9)
Shlomo Ben Zvi, a director of GOWRON (International) Limited, has voting and dispositive power over the shares of common stock held by GOWRON (International) Limited. The address of GOWRON (International) Limited is 57-63 Line Wall Road, Gibraltar.

(10)
Consists of shares of common stock issuable upon exercise of stock options that are currently exercisable or exercisable within 60 days of August 31, 2004.

(11)
Consists of (i) 460,352 shares of common stock issuable upon exercise of currently exercisable stock options and (ii) 130,673 shares of common stock issuable upon exercise of an option granted by Nesstech LLC to Ms. Atad.

(12)
Consists of (i) 58,983 shares of common stock issuable upon exercise of currently exercisable stock options and (ii) 50,351 shares of common stock held by Socrates Trusts Ltd. for the benefit of Mr. Efal.

(13)
Consists of shares of common stock issuable upon exercise of stock options that are currently exercisable or exercisable within 60 days of August 31, 2004, issued to a company held by Mr. Onn and his family.

(14)
Dr. Kressel is a general partner of WP and a managing director and member of WP LLC. All shares indicated as owned by Dr. Kressel are included because of his affiliation with the Warburg Pincus entities. Dr. Kressel does not own any shares individually and disclaims beneficial ownership of all shares owned by the Warburg Pincus entities. The address of Dr. Kressel is c/o Warburg Pincus, 466 Lexington Avenue, New York, New York 10017.

(15)
Consists of (i) 6,958,871 shares of common stock held by Nesstech LLC, a New York limited liability company of which Mr. Wolfson is the sole manager, (ii) 11,988 shares of common stock held by the Chana Sasha Foundation, of which Mr. Wolfson is president and (iii) 11,988 shares of common stock held by Morris Wolfson Family LP, a family limited partnership of which Arielle Wolfson, Mr. Wolfson's wife, is the general partner. Mr. Wolfson disclaims beneficial ownership of these shares except to the extent of his equity interest therein. The address of such entities is One State Street Plaza, New York, New York 10004. The shares offered in this offering are held by Nesstech LLC.

DESCRIPTION OF CAPITAL STOCK

General

        Upon the completion of this offering, our authorized capital stock will consist of 76,500,000 shares of common stock, $0.01 par value per share, of which 31,021,790 shares will be issued and outstanding, after giving effect to the conversion of all outstanding shares of Class B and Class C preferred stock into common stock and the issuance of shares of common stock as payment of a dividend on the Class B preferred stock and shares of our common stock issued in accordance with anti-dilution provisions relating to the Class C preferred stock, and 8,500,000 shares of preferred stock, $0.01 par value per share, of which no shares will be issued and outstanding. Upon conversion, the Class B and Class C preferred stock will be canceled, retired and removed from our authorized capital stock. The following summary of certain provisions of our common stock and preferred stock is not complete. We urge you to review our certificate of incorporation and bylaws that are included as exhibits to the registration statement of which this prospectus forms a part, and the provisions of applicable law.

        Unless otherwise indicated, the following summary description of our capital stock, certificate of incorporation and bylaws assumes the filing of amendments to our certificate of incorporation and the adoption of amendments to our bylaws as of the completion of the offering.

Common Stock

        The holders of our common stock, subject to any rights of holders of any preferred stock that may be issued in the future, are entitled to one vote per share on all other matters submitted for stockholder approval. Our common stock has no cumulative voting rights. Accordingly, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they so choose. Subject to preferences that may be applicable to any outstanding preferred stock, holders of our common stock are entitled to participate equally in dividends when and as declared by our board of directors and in distribution of assets upon liquidation, dissolution or winding up. Holders of our common stock have no preemptive rights to participate in future stock offerings.

Preferred Stock

        We are authorized to issue 4,676,986 shares of Class B preferred stock. Each share of Class B preferred stock is convertible at any time following certain events, at the option of its holder, into 0.7193 of one share of our common stock. As of the date of this prospectus, there are 4,676,986 shares of Class B preferred stock outstanding. Immediately prior to the completion of this offering, all outstanding shares of Class B preferred stock will be converted automatically into an aggregate of 3,364,156 shares of our common stock. In accordance with the certificate of designations of our Class B preferred stock, upon the closing of this offering, we will issue an aggregate of 541,946 shares of our common stock to the former holders of our Class B preferred stock, as payment of the amount equal to the accrued dividend on the Class B preferred stock.

        We are also authorized to issue 3,500,000 shares of Class C preferred stock. Each share of Class C preferred stock is convertible at any time, at the option of its holder, into approximately 0.8734 of one share of our common stock. As of the date of this prospectus, there are 3,352,654 shares of Class C preferred stock outstanding. Immediately prior to the completion of this offering, all outstanding shares of Class C preferred stock will be converted into an aggregate of 2,411,560 shares of our common stock.

        The anti-dilution provisions in the certificate of designations governing the Class C preferred stock provide that the number of shares of common stock into which the shares of Class C preferred stock may be converted in connection with our initial public offering is subject to adjustment depending on the initial public offering price of the common stock. Assuming an initial offering price at the mid-point of the pricing range, immediately prior to completion of this offering, the holders of the Class C preferred stock will receive, and will sell in the offering, 516,770 additional shares of common stock. If the initial public offering price of the common stock is higher than the mid-point of the pricing range, these holders will receive fewer additional shares of common stock, in which case we will offer, and will receive the proceeds from the sale of, the excess shares. If the initial public offering price is less than the mid-point of the pricing range, these holders will be entitled to receive more additional shares of common stock. To the extent we are required to issue more than 516,770 additional shares to these holders, the number of shares offered, and the amount of proceeds received, by us in this offering will decrease.

        Upon completion of this offering, our board of directors will be authorized to issue up to 8,500,000 shares of preferred stock, $0.01 par value per share. Our board of directors will be authorized, subject to any limitations prescribed by law, without further vote or action by the stockholders, to issue from time to time shares of preferred stock in one or more series. Each such series of preferred stock shall have such number of shares, designations, preferences, voting powers, qualifications, and special or relative rights or privileges as shall be determined by our board of directors, which may include, among others, dividend rights, voting rights, redemption and sinking fund provisions, liquidation preferences, conversion rights and preemptive rights.

        The rights of the holders of our common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future. These rights may include voting and conversion rights which could adversely affect the holders of our common stock. Satisfaction of any dividend preferences of outstanding preferred stock would reduce the amount of funds available, if any, for the payment of dividends on common stock. Holders of our preferred stock would typically be entitled to receive a preference payment in the event of our liquidation, dissolution or winding up before any payment is made to the holders of common stock. Additionally, the issuance of our preferred stock could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock. Upon the completion of the offering, there will be no shares of preferred stock outstanding, and we have no present plans to issue any shares of the preferred stock after this offering.

Certain Provisions of Our Certificate of Incorporation and Bylaws and Delaware Anti-Takeover Law

        Our certificate of incorporation and bylaws, both of which will become effective upon the completion of this offering, include provisions that are intended to enhance the likelihood of continuity and stability in our board of directors and in its policies. These provisions might have the effect of delaying or preventing a change in control of us and may make more difficult the removal of incumbent management even if such transactions could be beneficial to the interests of stockholders. These provisions include:

        Authority to Issue Preferred Stock.    Our board of directors will have the authority to issue up to 8,500,000 shares of undesignated preferred stock and to determine the rights, preferences and privileges of the shares, without stockholder approval.

        Limitation of Director Liability.    As permitted by the DGCL, our certificate of incorporation, which will become effective upon the completion of this offering will include a provision that permits the elimination of personal liability of our directors for monetary damages for breach of fiduciary duty as a director, except for liability for:

  •
  any breach of the director's duty of loyalty to us or our stockholders;

  •
  acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

  •
  unlawful payments of dividends or unlawful stock repurchases or redemptions, as provided under Section 174 of the DGCL; or

  •
  any transaction from which the director derived an improper personal benefit.

        Such limitation of liability may not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission. In addition and in accordance with the DGCL, we are permitted to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether indemnification would be permitted under the DGCL. We currently maintain, and intend to continue to maintain, liability insurance for our directors and officers.

        Indemnification.    Section 145 of the DGCL authorizes a court to award, or a corporation's board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act.

        Our certificate of incorporation and bylaws authorize us to indemnify our officers, directors, employees and agents to the fullest extent permitted by the DGCL. Section 145 of the DGCL empowers us to enter into indemnification agreements with our officers, directors, employees and agents. We will enter into separate indemnification agreements with our directors and certain of our executive officers (as well as directors and certain executive officers of our subsidiaries) to give such directors and executive officers additional contractual assurances regarding the scope of indemnification set forth in our certificate of incorporation and our bylaws. The indemnification agreements may require us, among other things, to indemnify such directors against liabilities that may arise by reason of status or service as directors and to advance expenses they spend as a result of any proceeding against them as to which they could be indemnified.

        At present, there is no pending litigation or proceeding involving any of our directors, executive officers, other employees or agents for which indemnification is sought and we are not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

        Right to Fix the Size of our Board of Directors.    Pursuant to our certificate of incorporation, subject to specific rights of preferred stockholders, our board of directors has exclusive authority to fix the number of directors constituting our board.

        Action by Stockholders.    Subsequent to the closing of the offering, stockholders will be unable to act by written consent, unless unanimous, thereby limiting stockholder action to that taken at a meeting of our stockholders. A stockholder or group of stockholders will be unable to require the call of a special meeting of stockholders unless they own at least a majority of our outstanding voting stock. A stockholder or group of stockholders desiring to nominate a candidate for election to our board of directors or to introduce a proposal for action at a meeting of our stockholders will be required to give us not less than 120 days' prior written notice of such intention.

        Delaware Anti-Takeover Law.    Upon the completion of this offering, we will be subject to the provisions of Section 203 of the DGCL, which generally prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the time that the stockholder became an interested stockholder, unless:

  •
  prior to that time, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

  •
  upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding, those shares owned by persons who are directors and also officers, and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  •
  on or subsequent to that time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

        A "business combination" includes a merger, asset or stock sale or other transaction resulting in financial benefit to the stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years prior, did own, 15% or more of a corporation's outstanding voting stock. This provision may have the effect of delaying, deterring or preventing a change in control of us without further actions by our stockholders.

Registration Rights

        Upon completion of this offering, the holders of an aggregate of 13,581,824 shares of our common stock (assuming the sale of all shares offered by the selling stockholders) will have the right to require us to register these shares under the Securities Act under certain circumstances. Upon registration, these shares will become freely tradable without restriction under the Securities Act. For more information regarding these registration rights, see "Certain Relationships and Related Transactions—Registration Rights Agreements."

Transfer Agent and Registrar

        Upon the completion of this offering, the transfer agent and registrar for our common stock will be American Stock Transfer & Trust Company.

Listing

        We have applied to have our common stock quoted on The Nasdaq National Market under the symbol "NSTC."

SHARES ELIGIBLE FOR FUTURE SALE

        Before this offering, there was no public market for our common stock. A significant public market for our common stock may not develop or be sustained after this offering. Future sales of a substantial amount of our common stock in the open market, or the perception that such sales could occur, could adversely affect the prevailing market price of our common stock and impair our future ability to raise capital through an offering of our equity securities.

Sale of Restricted Shares

        Following the completion of this offering, we will have 31,021,790 shares of common stock outstanding (or 32,772,590 shares if the over-allotment is exercised in full). Of this amount, all of the shares sold in this offering will be freely tradable without restriction under the Securities Act, unless the shares are purchased by persons who are our "affiliates," as that term is defined in Rule 144 under the Securities Act. Any shares purchased by an affiliate may not be resold except pursuant to an effective registration statement or an applicable exemption from registration, including an exemption under Rule 144 of the Securities Act.

        The remaining shares of common stock held by existing stockholders are "restricted securities," as that term is defined in Rule 144 under the Securities Act. These restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration, including exemptions under Rule 144, Rule 144(k) or Rule 701 under the Securities Act. These rules are summarized below.

        Assuming the conversion of the Class B and Class C preferred stock, the issuance of shares of common stock as payment of a dividend on the Class B preferred stock and shares of our common stock issued in accordance with anti-dilution provisions relating to the Class C preferred stock, and the exercise of all outstanding and vested options, upon the expiration of the lock-up agreements described below and subject to the provisions of Rule 144, Rule 144(k) and Rule 701, restricted shares totaling 17,175,868 will be available for sale in the public market 180 days after the date of this prospectus, subject to certain exceptions. The sale of these restricted securities is subject to the volume restrictions contained in those rules. Some of these restricted shares, described as not being eligible for sale until 180 days after the date of this prospectus, subject to certain exceptions, may become eligible for sale at an earlier date, as described in "Underwriting."

Lock-up Agreements

        We, our directors and executive officers, holders of substantially all of our shares and certain third parties, who own or have the right to purchase in the aggregate 20,448,365 shares of our common stock, have entered into lock-up agreements with the underwriters. Under those agreements, subject to limited exceptions, neither we nor any of our directors or executive officers nor any of those stockholders may offer, sell or otherwise dispose of any shares of common stock or securities convertible into or exchangeable for shares of common stock. These restrictions will be in effect for a period of 180 days after the date of this prospectus, subject to certain exceptions. See "Underwriting."

Rule 144

        In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year from the later of the date those shares of common stock were acquired from us or from an affiliate of ours would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  •
  one percent of the number of shares of common stock then outstanding, which will equal approximately 310,218 shares (or 327,726 shares if the over-allotment is exercised in full) immediately after this offering; or

  •
  the average weekly trading volume of the common stock on The Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

        Immediately upon completion of this offering, 16,217,208 shares will be eligible for sale under Rule 144, excluding shares eligible for sale under Rule 144(k). Sales under Rule 144, however, are subject to specific manner of sale provisions, notice requirements, and the availability of current public information about our company. We cannot estimate the number of shares of common stock our existing stockholders will sell under Rule 144, as this will depend on the market price for our common stock, the personal circumstances of the stockholder and other factors.

Rule 144(k)

        Under Rule 144(k), a person who is not one of our affiliates at the time of the sale and at any time during the three months preceding such sale, and who has beneficially owned the shares proposed to be sold for at least two years from the later of the date such shares of common stock were acquired from us or from an affiliate of ours, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144; however, such person may be subject to any applicable lock-up restrictions. Immediately upon completion of this offering, 2,577,606 shares will be eligible for sale under Rule 144(k).

Rule 701

        Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares may resell their Rule 701 shares after 90 days from the date of this prospectus.

        Immediately upon completion of this offering, no shares of our outstanding common stock will be available for sale under Rule 701.

Ness U.S.A. Exchange Shares

        Pursuant to the terms of a securities exchange agreement, dated as of December 27, 2002, we issued to certain employees of Ness U.S.A. Inc., one of our subsidiaries, one share of our common stock in exchange for each 4.99 shares of common stock of Ness U.S.A. they held. Under this agreement, we are obligated to offer to the other employee stockholders of Ness U.S.A., shares of our common stock in exchange for their shares of Ness U.S.A. common stock at the same exchange ratio used in the December 2002 exchange. In connection with this second exchange offer, we are obligated to use commercially reasonable efforts to concurrently, or as soon as practicable after the registration statement of which this prospectus forms a part is declared effective by the SEC, cause to be declared effective under the Securities Act a registration statement covering a sufficient number of shares of our common stock that may be issued in the second exchange. Assuming that all of these holders of Ness U.S.A. stock elect to accept the exchange offer, Ness U.S.A. will become a wholly-owned subsidiary of ours. These employee stockholders currently hold an aggregate of 1,309,500 shares of Ness U.S.A. common stock, representing approximately 14% of the issued and outstanding common stock of Ness U.S.A., which entitles them to an aggregate of 262,319 shares of our common stock, representing approximately 0.85% of our issued and outstanding shares of common stock after the completion of this offering.

Registration Rights

        Upon completion of this offering, holders of an aggregate of 13,581,824 shares will have the right to have their shares included in registrations we effect for our own account or for the account of other stockholders. Holders of an aggregate of 10,543,376 of such shares will have the right to require us to register those shares under the Securities Act under certain circumstances. After registration pursuant to these rights, these shares will become freely tradable without restriction under the Securities Act. For more information regarding these registration rights, see "Certain Relationships and Related Transactions—Registration Rights Agreements."

Options

        In addition to the 31,021,790 shares of common stock outstanding immediately after this offering, as of August 31, 2004, there are outstanding options to purchase 7,246,457 shares of our common stock. As soon as practicable after the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering shares of our common stock issued or reserved for issuance under our stock option plans. Accordingly, shares of our common stock registered under such registration statement will be available for sale in the open market upon exercise by the holders, subject to vesting restrictions, contractual lock-up restrictions, and/or market stand-off provisions applicable to each option agreement that prohibit the sale or other disposition of the shares of common stock underlying the options for a period of 180 days after the date of this prospectus, subject to certain exceptions, without the prior written consent of Lehman Brothers Inc. and Merrill Lynch.

Warrants

        Effective March 6, 2000, we issued to Israel Discount Bank Ltd. a warrant to purchase 40,281 shares of our common stock at an exercise price of $10.33 per share in exchange for an option to purchase 78,144 ordinary shares of our subsidiary, Advanced Technology Ltd. The bank has the right to request to have these shares included in a registration statement we effect under the Securities Act following the completion of this offering.

Convertible Debt

        Two of the Warburg Pincus entities, who are principal stockholders of ours, received an option to convert up to $1.0 million principal amount of debt owed by APP to these Warburg Pincus entities into 55,340 shares of our common stock at a conversion price of $18.07 per share. For further information, see "Certain Relationships and Related Transactions—Stock Ownership in Acquired Companies."

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

        The following is a summary of the material United States federal income and estate tax consequences of the purchase, ownership, and disposition of our common stock by an investor that, for United States federal income tax purposes, is not a "United States person" as defined below, or a Non-U.S. Holder. This summary is based upon United States federal income tax law in effect on the date of this prospectus, which is subject to change or different interpretations, possibly with retroactive effect. This summary does not discuss all aspects of United States federal income taxation which may be important to particular investors in light of their individual investment circumstances, such as common stock held by investors subject to special tax rules (e.g., financial institutions, insurance companies, broker-dealers, and tax-exempt organizations (including private foundations)) or to persons that will hold our common stock as part of a straddle, hedge, conversion, constructive sale, or other integrated security transaction for United States federal income tax purposes, and certain expatriates or former long-term residents of the United States, or persons who acquired our common stock as compensation; all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any (1) United States federal income tax consequences to a Non-U.S. Holder that (A) is engaged in the conduct of a United States trade or business, (B) is a nonresident alien individual who is (or deemed to be) present in the United States for 183 or more days during the taxable year, or (C) owns actually and/or constructively more than 5% of the fair market value of our common stock and (2) state, local, or non-United States tax considerations. This summary assumes that investors will hold our common stock as a "capital asset" (generally, property held for investment) under the Internal Revenue Code of 1986, as amended. Each prospective investor is urged to consult his tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our common stock, including as a result of changes to United States federal income tax law after the date of this prospectus.

        For purposes of this summary, a "United States person" is, for United States federal income tax purposes, (1) an individual who is a citizen or resident of the United States, (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of, the United States or any state or political subdivision thereof, (3) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (4) (A) a trust, the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) certain trusts that elected to be so treated.

        If a partnership (or other fiscally transparent entity) holds our common stock, the tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisor regarding the tax consequences of the purchase, ownership, and disposition of our common stock.

Dividends

        Dividends paid to a Non-U.S. Holder generally will be subject to United States federal withholding tax at a 30% rate subject to reduction under an applicable income tax treaty if the Non-U.S. Holder satisfies applicable certifications and other requirements. Non-U.S. Holders should consult their own tax advisors concerning these requirements or the procedures for claiming a refund of amounts so withheld.

Sale or Other Disposition of Common Stock

        Upon a sale or other disposition of our common stock, a Non-U.S. Holder will generally not be subject to United States federal income tax.

Information Reporting and Backup Withholding

        In general, backup withholding will not apply to dividends paid to a Non-United States Holder and to proceeds from the disposition of our common stock paid to a Non-U.S. Holder if the holder has provided the required certification that it is a Non-U.S. Holder and neither we nor our paying agents have actual knowledge or reason to know that the holder is a United States person.

        Generally, we must report to the IRS the amount of dividends paid, the name and the address of the recipient, and the amount, if any, of tax withheld. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty. These information reporting requirements apply even if no tax was required to be withheld.

        Any amounts overwithheld under the backup withholding rules from a payment to a Non-U.S. Holder will be refunded, or credited against the holder's United States federal income tax liability, if any, provided that certain required information is timely provided to the IRS.

Federal Estate Taxes

        Common stock owned or treated as owned by an individual who is a Non-U.S. Holder at the time of death will be included in the individual's gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise. Because U.S. federal tax law uses different tests to determine if an individual is a non-resident alien for income and estate tax purposes, some individuals may be "Non-U.S. Holders" for purposes of the U.S. federal income tax discussion above, but not for purposes of the U.S. federal estate tax discussion contained in the previous sentence, and vice versa.

UNDERWRITING

        Under the underwriting agreement, which will be filed as an exhibit to the registration statement relating to this prospectus, each of the underwriters named below, for whom Lehman Brothers Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives, has severally agreed to purchase from us and the selling stockholders the respective number of shares of common stock shown opposite its name below:

Underwriters	Number of Shares
Lehman Brothers Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Friedman, Billings, Ramsey & Co., Inc.
Piper Jaffray & Co.

Total	11,672,000

        The underwriting agreement provides that the underwriters' obligations to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement, which includes:

  •
  the representations and warranties made by us and the selling stockholders to the underwriters are true;

  •
  there is no material change in the financial markets;

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  we and the selling stockholders deliver customary closing documents to the underwriters;

  •
  if any shares of common stock are purchased from the selling stockholders, then all of the shares that the underwriters agreed to purchase must be purchased; and

  •
  if an underwriter defaults, purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

Over-Allotment Option

        We have granted to the underwriters an option to purchase up to an aggregate of 1,750,800 shares of common stock, exercisable solely to cover over-allotments, at the public offering price less the underwriting discounts and commissions shown on the cover page of this prospectus. The underwriters may exercise this option at any time, and from time to time, until 30 days after the date of this prospectus. To the extent that the underwriters exercise this option, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares proportionate to that underwriter's initial commitment as indicated in the preceding table.

Commissions and Expenses

        The representatives have advised us that the underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover of this prospectus, and to selected dealers, at such public offering price less a selling concession not in excess of $            per share. The underwriters may allow, and the selected dealers may reallow, a concession not in excess of $            per share to brokers and dealers. After the offering, the underwriters may change the offering price and other selling terms.

        The following table summarizes the underwriting discounts and commissions we and the selling stockholders will pay to the underwriters. The underwriting discounts and commissions are equal to the public offering price per share less the amount per share the underwriters pay us and the selling stockholders for the shares.

	Per Share	Total Without Over-Allotment	Total With Over-Allotment
Paid by us	$	$	$
Paid by the selling stockholders	$	$	$

        We estimate that the total expenses of the offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding underwriting discounts and commissions, will be approximately $3.0 million, all of which are payable by us.

Lock-Up Agreements

        We and the selling stockholders have agreed not to, without the prior written consent of Lehman Brothers Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, directly or indirectly, offer, sell or otherwise dispose of any common stock or any securities which may be converted into or exchanged for any common stock for a period of 180 days from the date of this prospectus, subject to certain exceptions. In addition, all of our executive officers and directors, each holder of more than 1% of our shares, a bank to whom one of the selling stockholders has pledged a portion of its shares and a third party to whom one of the selling stockholders granted an option to purchase its shares, have agreed under lock-up agreements not to, without the prior written consent of Lehman Brothers Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, directly or indirectly, offer, sell or otherwise dispose of any common stock or any securities which may be converted into or exchanged or exercised for any common stock for a period of 180 days from the date of this prospectus. The 180-day restricted period will be extended if:

  •
  during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or

  •
  prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period;

in which case the restrictions described in this paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

        The restrictions described in the foregoing paragraph do not limit our ability to:

  •
  sell shares of common stock to the underwriters;

  •
  issue shares of common stock under employee benefit plans or upon exercise of options under employee benefit plans or issue any options to acquire shares of common stock under employee benefit plans; or

  •
  issue shares of common stock or other securities upon exercise of currently outstanding options, warrants or rights.

Indemnification

        We and the selling stockholders have agreed to indemnify the underwriters against liabilities relating to the offering arising under the Securities Act, liabilities arising from breaches of some or all of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

        The underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions, and penalty bids or purchasers for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Securities Exchange Act of 1934:

  •
  Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum;

  •
  Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

        Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Discretionary Sales

        The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of shares offered by them.

Directed Share Program

        At our request, the underwriters have reserved for issuance at the initial public offering price up to 583,600 shares offered hereby for officers, directors, employees and certain other persons associated with us. The number of shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered hereby. The directed share program will be arranged through one of our underwriters, Lehman Brothers Inc. Other than shares purchased by our directors and executive officers, the shares purchased under the directed share program will not be subject to any lock-up agreements.

Stamp Taxes

        Purchasers of shares of our common stock offered by this prospectus may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Electronic Distribution

        A prospectus in electronic format may be made available on the internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

        Other than the prospectus in electronic format, the information on any underwriter's or selling group member's web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Selling Restrictions

United Kingdom

        This prospectus is being distributed only to and is directed at: (a) persons who are outside the UK; (b) authorized persons within the meaning of the Financial Services and Markets Act 2000, as amended, and any order made thereunder; (c) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001, as amended (the "Order"); (d) high net worth entities falling within Article 49(2)(a) to (d) of the Order; or (e) any other persons to whom it might otherwise be lawfully communicated (all such persons together being referred to as "Relevant Persons"). The shares of common stock are only available to Relevant Persons, and any invitation, offer or agreement to subscribe for, purchase or otherwise acquire such shares of common stock will be engaged in only with Relevant Persons. Any person who is not a Relevant person should not act or rely on this prospectus or any of its contents.

        The shares of common stock may be offered and sold in the UK to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their business or otherwise in circumstances which have not resulted and will not result in an offer to the public in the UK within the meaning of the Public Offers of Securities Regulations 1995.

Germany

        In the Federal Republic of Germany, the shares of common stock will only be offered or sold in accordance with the provisions of the German Selling Prospectus Act (Wertpapier-Verkaufspros-pecktgesetz) of September 9, 1998, as most recently amended by legislation of June 6, 2002. This prospectus does not constitute an offer to the general public in Germany. A securities sales offering circular has not been, and will not be, published in Germany with respect to the shares of common stock.

Italy

        The shares of common stock will not be offered, sold or delivered and copies of this prospectus or any other document relating to the shares of common stock will not be distributed in Italy other than to professional investors (investitori professionali), as defined in Article 31, paragraph 2 of Regulation No. 11522 of July 1, 1998 ("Regulation No. 11522"), and less than 200 individuals resident in Italy which have been individually identified, in accordance with Italian securities, tax and exchange control and all other applicable laws and regulations, provided however, that any such offer, sale or delivery of the shares of common stock or distribution of copies of this prospectus or any other document relating to the shares of common stock in Italy is:

  •
  made by investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with Legislative Decree No. 385 of September 1, 1993 (the "Banking Act"), Decree No. 58 of February 24, 1998, Regulation No. 11522, as amended, and any other applicable laws and regulations; and

  •
  in compliance with any other applicable notification requirement or limitation which may be imposed upon the offer of the shares of the common stock in Italy by CONSOB.

        Any investor purchasing the shares of common stock in the offering is solely responsible for ensuring that any offer or resale of the shares of common stock it purchased occurs in compliance with applicable laws and regulations.

        The offering documents and the information contained therein are intended only for the use of their recipient and are not to be distributed to any third party resident or located in Italy for any reason. No person resident or located in Italy other than the original recipients of this document may rely on it or its content.

NOTICE TO CANADIAN RESIDENTS

Offers and Sales in Canada

        This prospectus is not, and under no circumstances is to be construed as, an advertisement or a public offering of shares in Canada or any province or territory thereof. Any offer or sale of shares in Canada will be made only under an exemption from the requirements to file a prospectus with the relevant Canadian securities regulators and only by a dealer properly registered under applicable provincial securities laws or, alternatively, pursuant to an exemption from the dealer registration requirement in the relevant province or territory of Canada in which such offer or sale is made.

        This prospectus is for the confidential use of only those persons to whom it is delivered by the underwriters in connection with the offering of the shares into Canada. The underwriters reserve the right to reject all or part of any offer to purchase shares for any reason or allocate to any purchaser less than all of the shares for which it has subscribed.

Responsibility

        Except as otherwise expressly required by applicable law or as agreed to in contract, no representation, warranty, or undertaking (express or implied) is made and no responsibilities or liabilities of any kind or nature whatsoever are accepted by any underwriter or dealer as to the accuracy or completeness of the information contained in this prospectus or any other information provided by us or the selling stockholders in connection with the offering of the shares into Canada.

Resale Restrictions

        The distribution of the shares in Canada is being made on a private placement basis only and is exempt from the requirement that we and the selling stockholders prepare and file a prospectus with the relevant Canadian regulatory authorities. Accordingly, any resale of the shares must be made in accordance with applicable securities laws, which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with exemptions from registration and prospectus requirements. Canadian purchasers are advised to seek legal advice prior to any resale of the shares.

Representations of Purchasers

        Each Canadian investor who purchases shares will be deemed to have represented to us, the selling stockholders, the underwriters and any dealer who sells shares to such purchaser that: (i) the offering of the shares was not made through an advertisement of the shares in any printed media of general and regular paid circulation, radio, television or telecommunications, including electronic display, or any other form of advertising in Canada; (ii) such purchaser has reviewed the terms referred to above under "Resale Restrictions" above; (iii) where required by law, such purchaser is purchasing as principal for its own account and not as agent; and (iv) such purchaser or any ultimate purchaser for which such purchaser is acting as agent is entitled under applicable Canadian securities laws to purchase such shares without the benefit of a prospectus qualified under such securities laws, and without limiting the generality of the foregoing: (a) in the case of a purchaser located in a province other than Ontario and Newfoundland and Labrador, without the dealer having to be registered, (b) in the case of a purchaser located in a province other than Ontario or Quebec, such purchaser is an "accredited investor" as defined in section 1.1 of Multilateral Instrument 45-103—Capital Raising Exemptions, (c) in the case of a purchaser located in Ontario, such purchaser, or any ultimate purchaser for which such purchaser is acting as agent, is an "accredited investor," other than an individual, as that term is defined in Ontario Securities Commission Rule 45-501—Exempt Distributions and is a person to which a dealer registered as an international dealer in Ontario may sell shares, and (d) in the case of a purchaser located in Québec, such purchaser is a "sophisticated purchaser" within the meaning of section 44 or 45 of the Securities Act (Québec).

Taxation and Eligibility for Investment

        Any discussion of taxation and related matters contained in this prospectus does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase the shares. Canadian purchasers of shares should consult their own legal and tax advisers with respect to the tax consequences of an investment in the shares in their particular circumstances and with respect to the eligibility of the shares for investment by the purchaser under relevant Canadian federal and provincial legislation and regulations.

Rights of Action for Damages or Rescission (Ontario)

        Securities legislation in Ontario provides that every purchaser of shares pursuant to this prospectus shall have a statutory right of action for damages or rescission against us and any selling stockholder in the event this prospectus contains a misrepresentation as defined in the Securities Act (Ontario). Ontario purchasers who purchase shares offered by this prospectus during the period of distribution are deemed to have relied on the misrepresentation if it was a misrepresentation at the time of purchase. Ontario purchasers who elect to exercise a right of rescission against the Company and any selling stockholder on whose behalf the distribution is made shall have no right of action for damages against the Company or the selling stockholders. The right of action for rescission or damages conferred by the statute is in addition to, and without derogation from, any other right the purchaser may have at law. Prospective Ontario purchasers should refer to the applicable provisions of Ontario securities legislation and are advised to consult their own legal advisers as to which, or whether any, of such rights or other rights may be available to them.

        The foregoing summary is subject to the express provisions of the Securities Act (Ontario) and the rules, regulations and other instruments thereunder, and reference is made to the complete text of such provisions contained therein. Such provisions may contain limitations and statutory defenses on which we and the selling stockholders may rely. The enforceability of these rights may be limited as described herein under "—Enforcement of Legal Rights."

        The rights of action discussed above will be granted to the purchasers to whom such rights are conferred upon acceptance by the relevant dealer of the purchase price for the shares. The rights discussed above are in addition to and without derogation from any other right or remedy which purchasers may have at law. Similar rights may be available to investors in other Canadian provinces.

Enforcement of Legal Rights

        We are organized under the laws of the State of Delaware in the United States of America. All, or substantially all, of our directors and officers, as well as the selling stockholders and the experts named herein, may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or such persons. All or a substantial portion of our assets and such other persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or such persons in Canada or to enforce a judgment obtained in Canadian courts against us or such persons outside of Canada.

Language of Documents

        Upon receipt of this document, you hereby confirm that you have expressly requested that all documents evidencing or relating in any way to the sale of the securities described herein (including for greater certainty any purchase confirmation or any notice) be drawn up in the English language only. Par la réception de ce document, vous confirmez par les présentes que vous avez expressément exigé que tous les documents faisant foi ou se rapportant de quelque manière que ce soit à la vente des valeurs mobilières décrites aux présentes (incluant, pour plus de certitude, toute confirmation d'achat ou tout avis) soient rédigés en anglais seulement.

LEGAL MATTERS

        The validity of the shares of our common stock offered hereby will be passed upon for us by Olshan Grundman Frome Rosenzweig & Wolosky LLP, New York, New York, one of whose members owns options to purchase 10,790 shares of our common stock. Weil, Gotshal & Manges LLP advised the underwriters in connection with the offering of the common stock.

EXPERTS

        Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, independent registered public accounting firm, have audited our consolidated financial statements at December 31, 2002 and 2003 and for each of the three years in the period ended December 31, 2003, as set forth in its report. We have included our consolidated financial statements in this prospectus and in this registration statement in reliance on Kost Forer Gabbay & Kasierer's report given on their authority as experts in accounting and auditing.

        The financial statements of Apar Holding Corp. and its subsidiaries as of September 30, 2001 and 2002 and for each of the three years in the period ended September 30, 2002 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

        The financial statements of Ness Technologies (India) Limited, formerly known as Apar Technologies Limited, a wholly-owned subsidiary of Apar Holding Corp., as of September 30, 2001 and 2002 and for each of the three years in the period ended September 30, 2002 have been audited by RSM & Co., independent accountants, as stated in its report appearing herein. We have included RSM & Co.'s report in this prospectus and in this registration statement in reliance on their report given on its authority as experts on accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, under the Securities Act with respect to the shares of our common stock to be sold in this offering. This prospectus does not contain all the information contained in the registration statement. For further information with respect to us and the shares to be sold in this offering, we refer you to the registration statement and the exhibits and schedules attached to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. When we make such statements, we refer you to the copies of the contracts or documents that are filed as exhibits to the registration statement because those statements are qualified in all respects by reference to those exhibits.

        As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, and will file annual, quarterly, and current reports, proxy statements, and other information with the SEC. You may read and copy all or any portion of the registration statement or any reports, statements or other information that we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our SEC filings will also be available at the SEC's web site at http://www.sec.gov.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
CONSOLIDATED FINANCIAL STATEMENTS FOR NESS TECHNOLOGIES, INC.
Report of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global	F-2
Consolidated Balance Sheets as of December 31, 2002, December 31, 2003 and June 30, 2004	F-3
Consolidated Statements of Operations for Years Ended December 31, 2001, 2002 and 2003, the Three Months Ended June 30, 2003 and 2004 and the Six Months Ended June 30, 2003 and 2004	F-5
Consolidated Statements of Changes in Stockholders' Equity for Years Ended December 31, 2001, 2002, and 2003 and the Six Months Ended June 30, 2004	F-6
Consolidated Statements of Cash Flows for Years Ended December 31, 2001, 2002 and 2003 and the Six Months Ended June 30, 2003 and 2004	F-8
Notes to Consolidated Financial Statements	F-10
CONSOLIDATED FINANCIAL STATEMENTS FOR APAR HOLDING CORP.
Report of PricewaterhouseCoopers LLP	F-52
Report of RSM & Co.	F-53
Consolidated Balance Sheets as of September 30, 2001 and September 30, 2002	F-54
Consolidated Statements of Income for Years Ended September 30, 2000, 2001 and 2002	F-55
Consolidated Statements of Convertible Preferred Stock and Shareholders' Equity for Years Ended September 30, 2000, 2001 and 2002	F-56
Consolidated Statements of Cash Flows for Years Ended September 30, 2000, 2001 and 2002	F-57
Notes to Consolidated Financial Statements	F-58
Unaudited Condensed Consolidated Balance Sheets as of June 30, 2003	F-71
Unaudited Condensed Consolidated Statements of Operations for nine months ended June 30, 2002 and June 30, 2003	F-72
Unaudited Condensed Consolidated Statements of Convertible Preferred Stock and Shareholders' Equity for nine months ended June 30, 2002 and June 30, 2003	F-73
Unaudited Condensed Consolidated Statements of Cash Flows for nine months ended June 30, 2002 and June 30, 2003	F-74
Notes to Unaudited Condensed Consolidated Financial Statements	F-75

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of

NESS TECHNOLOGIES, INC.

        We have audited the accompanying consolidated balance sheets of Ness Technologies, Inc. (the "Company") and its subsidiaries as of December 31, 2002 and 2003, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2003. Our audits also included the financial statement schedule listed in the Index at Item 16. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2002 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

        Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

        As discussed in Note 2 to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets," effective July 1, 2001 and January 1, 2002, respectively.

Tel-Aviv, Israel May 3, 2004 except as to Note 15, as to which the date is September 20, 2004	/s/ KOST FORER GABBAY & KASIERER A Member of Ernst & Young Global

NESS TECHNOLOGIES, INC.
AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,		June 30,
	2002	2003	2004
			(unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$43,494	$46,004	$43,511
Short-term bank deposits	—	3,248	—
Marketable securities (Note 3)	305	368	347
Trade receivables (net of allowance for doubtful accounts of $1,486, $1,785 and $2,194 at December 31, 2002 and 2003 and at June 30, 2004 (unaudited), respectively)	44,375	61,067	69,762
Unbilled receivables	7,560	14,921	16,609
Other accounts receivable and prepaid expenses (Note 4)	6,496	8,442	10,500
Work-in-progress	1,552	1,348	1,607
Total assets attributed to discontinued operations (Note 1c)	1,817	1,314	245

Total current assets	105,599	136,712	142,581

LONG-TERM ASSETS:
Long-term prepaid expenses	2,729	2,067	2,644
Marketable securities (Note 3)	133	144	89
Deferred income taxes (Note 13)	1,311	5,626	4,328
Severance pay fund	26,629	30,421	30,772

Total long-term assets	30,802	38,258	37,833

PROPERTY AND EQUIPMENT, NET (Note 5)	8,159	14,436	14,476

OTHER INTANGIBLE ASSETS, NET (Note 6)	744	2,485	3,358

GOODWILL (Note 7)	96,579	147,592	143,761

Total assets	$241,883	$339,483	$342,009

				Pro forma Stockholders' Equity at June 30, 2004
	December 31,
			June 30, 2004
	2002	2003
			(unaudited)	(unaudited)
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term bank loans and credit (Note 8)	$4,905	$8,898	$11,206
Current maturities of long-term debt (Note 11)	15,796	21,703	19,384
Trade payables	19,689	29,802	30,201
Advances from customers	5,778	3,940	6,034
Other accounts payable and accrued expenses (Note 9)	40,244	54,604	61,551
Total liabilities attributed to discontinued operations (Note 1c)	1,009	995	—

Total current liabilities	87,421	119,942	128,376

LONG-TERM LIABILITIES:
Long-term debt, net of current maturities (Note 11)	63,503	59,852	50,571
Excess of losses over investment in affiliate (Note 10)	269	286	291
Accrued severance pay	28,196	32,912	33,672
Minority interests	129	136	168

Total long-term liabilities	92,097	93,186	84,702

COMMITMENTS AND CONTINGENT LIABILITIES (Note 12)
STOCKHOLDERS' EQUITY (Note 15):
Common stock of $0.01 par value—
Authorized: 31,500,000 shares at December 31, 2002, 46,500,000 shares at December 31, 2003 and June 30, 2004 (unaudited); issued and outstanding: 9,823,633 shares at December 31, 2002, 16,460,138 at December 31, 2003, and 16,654,506 at June 30, 2004 (unaudited) Authorized: 76,500,000 shares pro forma at June 30, 2004 (unaudited); issued and outstanding: 23,488,938 shares pro forma at June 30, 2004 (unaudited)	98	164	166	$235
Class B Convertible Preferred stock of $0.01 par value—
Authorized: 4,676,986 shares at December 31, 2002, December 31, 2003 and June 30, 2004 (unaudited); issued and outstanding: 4,676,986 shares at December 31, 2002, December 31, 2003 and June 30, 2004 (unaudited); aggregate liquidation preference of $44,545 at December 31, 2003 and June 30, 2004 (unaudited); no shares authorized or issued and outstanding pro forma at June 30, 2004 (unaudited)	47	47	47	—
Class C Convertible Preferred stock of $0.01 par value—
Authorized: 3,500,000 shares at December 31, 2002, December 31, 2003 and June 30, 2004 (unaudited); issued and outstanding: 3,352,654 shares at December 31, 2002, December 31, 2003 and June 30, 2004 (unaudited); aggregate liquidation preference of $43,585 at December 31, 2003 and June 30, 2004 (unaudited); no shares authorized or issued and outstanding pro forma at June 30, 2004 (unaudited)	34	34	34	—
Preferred stock of $0.01 par value—
Authorized: 323,014 shares at December 31, 2002, December 31, 2003 and June 30, 2004 (unaudited) ; issued and outstanding: no shares at December 31, 2002, December 31, 2003 and June 30, 2004 (unaudited), Authorized: 8,500,000 shares pro forma at June 30, 2004 (unaudited); no shares issued and outstanding pro forma at June 30, 2004 (unaudited)	—	—	—	—
Additional paid-in capital	114,298	171,786	171,848	181,655
Deferred stock compensation	—	(365)	(260)	(260)
Accumulated other comprehensive loss	(7,458)	(4,111)	(7,031)	(7,031)
Accumulated deficit	(44,654)	(41,200)	(35,873)	(45,668)

Total stockholders' equity	62,365	126,355	128,931	$128,931

Total liabilities and stockholders' equity	$241,883	$339,483	$342,009

The accompanying notes are an integral part of the consolidated financial statements.

NESS TECHNOLOGIES, INC.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except per share data)

	Year ended December 31,			Three months ended June 30,		Six months ended June 30,
	2001	2002	2003	2003	2004	2003	2004
				(unaudited)
Revenues (Note 17)	$151,612	$166,576	$225,768	$44,788	$73,879	$92,362	$145,025
Cost of revenues	105,604	104,541	158,987	32,426	51,785	65,031	100,633
Provision for losses (reverse of losses) on uncompleted contracts	—	161	788	161	(43)	323	(485)

Gross profit	46,008	61,874	65,993	12,201	22,137	27,008	44,877

Operating expenses:
Selling and marketing	18,302	19,192	21,287	4,996	6,044	9,790	12,130
General and administrative	29,679	30,168	36,115	6,638	11,749	13,370	23,197
Research and development, net (Note 18a)	2,250	1,516	1,559	584	—	1,116	—
Goodwill amortization	5,390	—	—	—	—	—	—
Other	—	198	665	—	—	—	—

Total operating expenses	55,621	51,074	59,626	12,218	17,793	24,276	35,327

Operating income (loss)	(9,613)	10,800	6,367	(17)	4,344	2,732	9,550
Financial income (expenses), net (Note 18b)	(5,887)	(8,829)	(1,451)	1,000	(781)	324	(3,150)
Other income (expenses), net	(856)	(347)	(422)	(25)	11	(256)	95

Income (loss) before taxes on income	(16,356)	1,624	4,494	958	3,574	2,800	6,495
Taxes on income (tax benefit) (Note 13)	807	(48)	(54)	(11)	596	(33)	485
Equity in net earnings (losses) of affiliates	12	(35)	11	20	(33)	39	(648)
Minority interests in losses (earnings) of subsidiary	(96)	(377)	—	71	(35)	212	(35)

Income (loss) from continuing operations	(17,247)	1,260	4,559	1,060	2,910	3,084	5,327
Loss from discontinued operations (Note 1c)	(1,234)	(395)	(1,105)	(244)	—	(704)	—

Net income (loss)	$(18,481)	$865	$3,454	$816	$2,910	$2,380	$5,327

Allocation of undistributed earnings on Class B Convertible Preferred stock	$(2,780)	$(2,780)	$(1,445)	$(449)	$(436)	$(1,331)	$(802)

Net income (loss) after allocation of undistributed earnings	$(21,261)	$(1,915)	$2,009	$367	$2,474	$1,049	$4,525

Net earnings (loss) per share (Note 16):
Basic net earnings (loss) per share from continuing operations	$(2.43)	$(0.18)	$0.20	$0.05	$0.13	$0.14	$0.24

Basic net loss per share from discontinued operations	$(0.15)	$(0.05)	$(0.07)	$(0.02)	$—	$(0.06)	$—

Basic net earnings (loss) per share	$(2.58)	$(0.23)	$0.13	$0.03	$0.13	$0.08	$0.24

Diluted net earnings (loss) per share from continuing operations	$(2.43)	$(0.18)	$0.19	$0.05	$0.12	$0.13	$0.21

Diluted net loss per share from discontinued operations	$(0.15)	$(0.05)	$(0.07)	$(0.02)	$—	$(0.05)	$—

Diluted net earnings (loss) per share	$(2.58)	$(0.23)	$0.12	$0.03	$0.12	$0.08	$0.21

Pro forma basic net earnings per share (unaudited) (Note 2q)			$0.17		$0.12		$0.23

Pro forma diluted net earnings per share (unaudited) (Note 2q)			$0.16		$0.11		$0.21

The accompanying notes are an integral part of the consolidated financial statements.

NESS TECHNOLOGIES, INC.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

U.S. dollars in thousands

				Class B Convertible Preferred stock		Class C Convertible Preferred stock
	Common stock										Accumulated other comprehensive income (loss)		Total comprehensive income (loss)
								Additional paid-in capital		Deferred stock compensation		Accumulated deficit		Total stockholders' equity
	Stock	Amount		Stock	Amount	Stock	Amount
Balance as of January 1, 2001	8,247,622	$82		4,676,986	$47	3,352,654	$34	$102,084		$—	$2,018	$(27,038)		$77,227
Exercise of options granted to employees	239	—	(*)	—	—	—	—	—	(*)	—	—	—		— (*)
Stock based compensation related to options granted to consultants and warrants granted to banks	—	—		—	—	—	—	50		—	—	—		50
Comprehensive loss:
Foreign currency translation adjustments	—	—		—	—	—	—	—		—	(5,737)	—	$(5,737)	(5,737)
Unrealized losses on available-for-sale marketable securities, net of taxes	—	—		—	—	—	—	—		—	(172)	—	(172)	(172)
Net loss	—	—		—	—	—	—	—		—	—	(18,481)	(18,481)	(18,481)

Total comprehensive loss													$(24,390)

Balance as of December 31, 2001	8,247,861	82		4,676,986	47	3,352,654	34	102,134		—	(3,891)	(45,519)		52,887
Issuance of Common stock related to Ness CEE and Ness USA acquisitions	1,548,510	16		—	—	—	—	11,734		—	—	—		11,750
Exercise of options granted to an investor	27,262	—	(*)	—	—	—	—	385		—	—	—		385
Stock based compensation related to warrants granted to banks	—	—		—	—	—	—	45		—	—	—		45
Comprehensive loss:
Foreign currency translation adjustments	—	—		—	—	—	—	—		—	(3,568)	—	$(3,568)	(3,568)
Unrealized gain on available for sale marketable securities, net of taxes	—	—		—	—	—	—	—		—	1	—	1	1
Net income	—	—		—	—	—	—	—		—	—	865	865	865

Total comprehensive loss													$(2,702)

Balance as of December 31, 2002	9,823,633	$98		4,676,986	$47	3,352,654	$34	$114,298		$—	$(7,458)	$(44,654)		$62,365

(*)
Represents an amount less than $1.

The accompanying notes are an integral part of the consolidated financial statements.

NESS TECHNOLOGIES, INC.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (Cont.)

U.S. dollars in thousands

				Class B Convertible Preferred stock		Class C Convertible Preferred stock
	Common stock									Accumulated other comprehensive income (loss)		Total comprehensive income (loss)
								Additional paid-in capital	Deferred stock compensation		Accumulated deficit		Total stockholders' equity
	Stock	Amount		Stock	Amount	Stock	Amount
Balance as of December 31, 2002	9,823,633	$98		4,676,986	$47	3,352,654	$34	$114,298	$—	$(7,458)	$(44,654)		$62,365
Issuance of Common stock related to Ness GSG and Ness CEE acquisitions	6,226,458	62		—	—	—	—	55,594	—	—	—		55,656
Exercise of warrants granted to banks	113,192	1		—	—	—	—	210	—	—	—		211
Exercise of options granted to employees	176,228	2		—	—	—	—	1,168	—	—	—		1,170
Exercise of options granted to investors	120,627	1		—	—	—	—	1	—	—	—		2
Deferred stock compensation related to Ness GSG acquisition	—	—		—	—	—	—	548	(548)	—	—		—
Reversal of deferred stock compensation in respect of forfeitures related to Ness GSG acquisition	—	—		—	—	—	—	(78)	78	—	—		—
Amortization of deferred stock compensation related to Ness GSG acquisition	—	—		—	—	—	—	—	105	—	—		105
Stock based compensation related to warrants granted to banks	—	—		—	—	—	—	45	—	—	—		45
Comprehensive income
Foreign currency translation adjustments	—	—		—	—	—	—	—	—	3,350	—	$3,350	3,350
Unrealized losses on available-for-sale marketable securities, net of taxes	—	—		—	—	—	—	—	—	(3)	—	(3)	(3)
Net income	—	—		—	—	—	—	—	—	—	3,454	3,454	3,454

Total comprehensive income												$6,801

Balance as of December 31, 2003	16,460,138	164		4,676,986	47	3,352,654	34	171,786	(365)	(4,111)	(41,200)		126,355
Exercise of options granted to employees (unaudited)	23,247	—	(*)	—	—	—	—	41	—	—	—		41
Exercise of options granted to investors (unaudited)	171,121	2		—	—	—	—	—	—	—	—		2
Amortization of deferred stock compensation related to Ness GSG acquisition (unaudited)	—	—		—	—	—	—	—	105	—	—		105
Stock based compensation related to warrants granted to banks (unaudited)	—	—		—	—	—	—	21	—	—	—		21
Foreign currency translation adjustment (unaudited)	—	—		—	—	—	—	—	—	(2,888)	—	$(2,888)	(2,888)
Unrealized gain on available-for-sale marketable securities, net of taxes (unaudited)	—	—		—	—	—	—	—	—	(32)	—	(32)	(32)
Net income (unaudited)	—	—		—	—	—	—	—	—	—	5,327	5,327	5,327

Total comprehensive loss (unaudited)												$2,407

Balance as of June 30, 2004 (unaudited)	16,654,506	$166		4,676,986	$47	3,352,654	$34	$171,848	$(260)	$(7,031)	$(35,873)		$128,931

Accumulated unrealized losses from available-for-sale marketable securities, net of taxes										$(43)
Accumulated foreign currency translation adjustments										(4,068)

Accumulated other comprehensive loss as of December 31, 2003										$(4,111)

Accumulated unrealized losses from available-for-sale marketable securities, net of taxes (unaudited)										$(75)
Accumulated foreign currency translation adjustments (unaudited)										(6,956)

Accumulated other comprehensive loss as of June 30, 2004 (unaudited)										$(7,031)

(*)
Represents an amount less than $1.

The accompanying notes are an integral part of the consolidated financial statements.

NESS TECHNOLOGIES, INC.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,			Six months ended June 30,
	2001	2002	2003	2003	2004
				(unaudited)
Cash flows from operating activities:
Net income (loss)	$(18,481)	$865	$3,454	$2,380	$5,327
Adjustments required to reconcile net income (loss) to net cash provided by (used in) operating activities:
Amortization of deferred stock compensation related to Ness GSG acquisition	—	—	105	—	105
Stock based compensation related to warrants granted to banks and options granted to consultants	50	45	45	23	21
Equity in net (earnings) losses of affiliates	(12)	35	(11)	(39)	648
Minority interests in losses (earnings) of a subsidiary	96	377	—	(212)	35
Goodwill amortization	5,390	—	—	—	—
Currency fluctuation of long-term debt	3,529	4,760	(3,276)	(163)	2,732
Accrued interest on long-term debt	534	(1,251)	(1,056)	(4,171)	(546)
Depreciation and amortization	3,987	2,847	3,449	1,297	2,503
Deferred income taxes, net	—	(1,630)	(2,148)	(1,159)	(827)
Loss (gain) on sale of property and equipment	(86)	119	36	(8)	5
Trading marketable securities, net	3,205	1,065	(37)	4	11
Decrease (increase) in trade receivables	3,345	(4,956)	1,519	867	(10,205)
Decrease (increase) in unbilled receivables	(4,733)	1,631	(6,498)	(1,459)	(2,226)
Decrease (increase) in other accounts receivable and prepaid expenses	3,219	952	(454)	(2,236)	(253)
Decrease (increase) in work in progress	468	(791)	308	36	(269)
Decrease (increase) in long-term prepaid expenses	708	(162)	948	1,759	(632)
Increase in trade payables	4,191	4,679	4,461	1,437	1,079
Increase (decrease) in advances from customers	3,576	1,710	(2,226)	(366)	2,193
Increase (decrease) in other accounts payable and accrued expenses	(737)	4,440	5,500	349	8,459
Increase (decrease) in accrued severance pay, net	(144)	(1,996)	775	272	595

Net cash provided by (used in) operating activities	8,105	12,739	4,894	(1,389)	8,755

Cash flows from investing activities:
Net cash provided (paid) from acquisitions of consolidated subsidiaries (a)	(2,838)	819	(9,165)	(221)	—
Net cash in deconsolidated subsidiary	—	—	—	—	(168)
Proceeds from sale of short-term bank deposits	34	190	6,577	—	3,157
Proceeds from sale of available for sale marketable securities	94	—	—	—	—
Proceeds from sale of property and equipment	3,323	2,484	516	374	424
Purchase of property and equipment and capitalization of software developed for internal use	(4,026)	(2,543)	(6,600)	(974)	(3,587)
Capitalization of software development costs	—	—	(514)	—	(1,580)
Other	—	—	—	(1,587)	(61)

Net cash provided by (used in) investing activities	$(3,413)	$950	$(9,186)	$(2,408)	$(1,815)

	Year ended December 31,			Six months ended June 30,
	2001	2002	2003	2003	2004
				(unaudited)
Cash flows from financing activities:
Exercise of options and warrants	$—	$385	$1,383	$—	$43
Short-term bank loans and credit, net	2,750	(7,385)	2,346	(756)	2,890
Proceeds from long-term debt	16,280	24,570	20,445	2,772	6,193
Principal payment of long-term debt	(8,750)	(24,635)	(20,349)	(6,137)	(17,880)

Net cash provided by (used in) financing activities	10,280	(7,065)	3,825	(4,121)	(8,754)

Effect of exchange rate changes on cash and cash equivalents	(4,415)	(4,486)	2,977	4,494	(679)

Increase (decrease) in cash and cash equivalents	10,557	2,138	2,510	(3,424)	(2,493)
Cash and cash equivalents at the beginning of the period	30,799	41,356	43,494	43,494	46,004

Cash and cash equivalents at the end of the period	$41,356	$43,494	$46,004	$40,070	$43,511

(a) In conjunction with the acquisitions, the fair values of the assets acquired and liabilities assumed at the dates of related acquisitions were as follows:
Working capital (capital deficiency), net (excluding cash and cash equivalents)	$3,349	$(900)	$16,598	$(217)
Long-term receivables	414	—	—	—
Property and equipment	538	347	2,401	28
Long-term loans and convertible loan	(750)	(2,000)	—	—
Accrued severance pay	—	(450)	—	—
Minority interests	(720)	279	—	—
Goodwill	7	12,882	44,308	410
Customer related intangible assets	—	773	1,514	—

	2,838	10,931	64,821	221
Issuance of shares	—	(11,750)	(55,656)	—

Net cash paid (provided) from acquisitions of consolidated subsidiaries	$2,838	$(819)	$9,165	$221

Supplemental disclosures of cash flows information:
Cash paid during the period for:
Interest	$5,578	$6,838	$4,449	$1,924	$1,563

Taxes	$463	$892	$2,520	$291	$461

The accompanying notes are an integral part of the consolidated financial statements.

NESS TECHNOLOGIES, INC.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

(information as of June 30, 2004, and for the three month and six month periods ended
June 30, 2003 and 2004, is unaudited)

NOTE 1:—GENERAL

  a.
  Ness Technologies, Inc. (the "Company") was incorporated under the laws of the State of Delaware, in March 1999, and operates through its subsidiaries in Israel, the United States, Europe and Asia.

    The Company is a global provider of information technology ("IT") services and solutions designed to help clients improve their competitiveness and effectiveness. The Company's portfolio of solutions and services includes system integration and application development, outsourcing, software and consulting, and quality assurance and training. Offshore services and development are a significant component of each of these categories. The Company and its subsidiaries primarily serve the following vertical markets: defense and government, financial services, life sciences and healthcare, telecommunications and utilities, and independent software vendors.

  b.
  Acquisitions of subsidiaries:

  1.
  Ness GSG Inc. ("Ness GSG"):

      Effective June 30, 2003, the Company acquired through merger all of the outstanding stock of Ness GSG (formerly, Apar Holding Corp.) for the purpose of expanding the Company's IT services capabilities. Ness GSG is a corporation incorporated under the laws of the Commonwealth of Pennsylvania, with operations in Asia, the United States and Europe. Ness GSG specializes in hardware and software consulting. Some of the principal stockholders of the Company, who owned approximately 53% of the outstanding Common stock of Ness GSG prior to the acquisition, received 3,955,169 shares of the Company's Common stock upon the closing of the merger.

      The total consideration of $67,650 (including $1,542 of transaction costs) for the merger consisted of (i) the issuance of 6,221,712 shares of the Company's Common stock valued at the fair value of $52,677, (ii) the assumption of options to purchase 540,121 shares of the Company's Common stock at a weighted average exercise price of $3.64 per share valued at the fair value of $2,979 of which $548 was allocated to deferred stock compensation (see Notes 15b3 and 15b6) and (iii) $11,000 in cash. The value of the options issued was determined based on the Black-Scholes option pricing model. Pursuant to the merger agreement, the Company agreed to issue additional shares of Common stock to the stockholders of Ness GSG if and when the Company issues shares of Common stock in exchange for the remaining shares of Ness U.S.A. (see also Note 1b3). The Company agreed to issue the number of shares necessary to preserve the ownership percentage of the former stockholders of Ness GSG to the same percentage ownership they held prior to the issuance of such shares to the Ness U.S.A. remaining stockholders in exchange for their Ness U.S.A. shares. These shares will be recorded at their par value and reduced from additional paid in capital, when and if issued. The transaction was accounted for by the purchase method of accounting according to Statement of Financial Accounting Standards No. 141 "Business Combinations" ("SFAS No. 141"). The results of

      Ness GSG operations have been included in the Company's consolidated financial statements since July 1, 2003.

      Based upon a valuation of tangible and intangible assets acquired, the Company has allocated the total cost of the acquisition to Ness GSG's assets and liabilities as follows:

At June 30, 2003
Cash and cash equivalents	$3,423
Short-term investments	9,707
Trade receivables	11,807
Unbilled receivables	1,327
Employee advances and other current assets	1,668
Other long-term tangible assets	1,193
Property and equipment	2,373

Total tangible assets acquired	31,498
Customer related intangible asset (five years useful life)	1,514
Goodwill	43,524

Total intangible assets acquired	45,038
Total tangible and intangible assets acquired	76,536
Accounts payable	(3,426)
Other account payable	(3,936)
Long-term debt	(1,524)

Total liabilities assumed	(8,886)

Net assets acquired	$67,650

      Goodwill includes but is not limited to the synergistic value and potential competitive benefits that could be realized by the Company from the acquisition, as well as Ness GSG's skilled and specialized workforce. The goodwill is not deductible for tax purposes.

      In accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"), goodwill arising from acquisitions will not be amortized (see also Note 2k).

      The value assigned to the tangible assets, intangible assets and liabilities has been determined as follows:

      a.
      Ness GSG's current assets and liabilities are recorded at their carrying amounts. The carrying amounts of the current assets and liabilities were reasonable proxies for their market values due to their short-term maturity. Property and equipment are presented at current replacement cost. Long-term debt is presented at present value of amounts to be paid determined at appropriate current interest rates.

      b.
      The value assigned to the customer-related intangibles amounted to $1,514. The fair value of Ness GSG's customer base was determined using the Income Approach.

      Pro forma results:

        The following unaudited pro forma information does not purport to represent what the Company and its subsidiaries' results of operations would have been had the acquisition been consummated on January 1, 2002 and 2003, nor does it purport to represent the results of operations of the Company and its subsidiaries for any future period.

      Pro forma results of operations for the period:

	Year ended December 31,		Six months ended June 30,
	2002	2003	2003
	(unaudited)
Revenues	$218,071	$256,453	$123,047

Net income	4,179	1,979	905
Allocation of undistributed earnings on Class B Convertible Preferred stock	(3,110)	(1,180)	(1,043)

Net income (loss) after allocation of undistributed earnings	$1,069	$800	$(137)

Basic and diluted net earnings (loss) per share	$0.06	$0.04	(0.01)

Weighted average number of shares of Common and Preferred stock used in computation of basic net earnings per share (in thousands)	17,108	18,490	16,050

Weighted average number of shares of Common and Preferred stock used in computation of diluted net earnings per share (in thousands)	18,141	19,722	16,050

    2.
    Ness CEE B.V. ("Ness CEE"):

      Effective September 30, 2002, the Company acquired all of the Common stock of Ness CEE (formerly, APP Group CEE B.V.), an IT company organized under the laws of the Czech Republic, for the purpose of expanding the Company's IT service capabilities. Some of the principal stockholders of the Company owned approximately 78% of Ness

      CEE prior to the acquisition and received 723,768 shares of the Company's Common stock upon the closing of the transaction.

      The total consideration of $7,280 (including $205 of transaction costs) consisted of (i) the issuance of 906,086 shares of the Company's Common stock valued at the fair value of $6,550 and (ii) the assumption of options to purchase 164,582 shares of Common stock of the Company at a weighted average exercise price of $8.90 per share valued at the fair value of $525 (see Notes 15b6 and 15b7). The value of the options issued was determined based on the Black-Scholes option pricing model. The transaction was accounted for by the purchase method of accounting according to SFAS No. 141. The results of Ness CEE operations have been included in the Company's consolidated financial statements since October 1, 2002.

      Based upon a valuation of tangible and intangible assets acquired, the Company has allocated the total cost of the acquisition to Ness CEE's assets and liabilities as follows:

At September 30, 2002
Cash and cash equivalents	$1,024
Trade receivables	2,226
Other accounts receivable	393
Other long-term tangible assets	95
Property and equipment	301

Total tangible assets acquired	4,039
Customer related intangible asset (five years useful life)	583
Goodwill	7,438

Total intangible assets acquired	8,021
Total tangible and intangible assets acquired	12,060
Accounts payable	(695)
Other accounts payable	(1,923)
Long-term loan and convertible loan from stockholders	(2,000)
Other liabilities assumed	(162)
Total liabilities assumed	(4,780)

Net assets acquired	$7,280

      In connection with the acquisition of Ness CEE pursuant to the stock purchase agreement, certain stockholders of Ness CEE extended the maturity of an existing loan to Ness CEE in an amount of $2,000, of which $1,000 may be converted at any time prior to September 30, 2004 at the sole discretion of these holders into shares of the Company's Common stock at a conversion price of $18.07 per share. The loan is U.S. dollar denominated and bears interest of 2.95%. A maximum of 55,340 shares of the Company's Common stock are issuable upon such conversion. The maturity dates of the loan and the convertible loan are September 30, 2005 and September 30, 2004, respectively. The

      Company had accounted for the convertible loan under Emerging Issues Task Force No. 00-27 "Application of Issue No. 98-5 to Certain Convertible Instruments" ("EITF No. 00-27"), no beneficial conversion feature existed.

      Goodwill includes but is not limited to the synergistic value and potential competitive benefits that could be realized by the Company from the acquisition, as well as Ness CEE's skilled and specialized workforce. The goodwill is not deductible for tax purposes.

      In accordance with SFAS No. 142, goodwill arising from acquisitions will not be amortized (see also Note 2k).

      The value assigned to the tangible assets, intangible assets and liabilities has been determined as follows:

      a.
      Ness CEE's current assets and liabilities are recorded at their carrying amounts. The carrying amount of the current assets and liabilities were reasonable proxies for their market values, due to their short-term maturity. Property and equipment are presented at current replacement cost. Long-term debt is presented at present value of amounts to be paid determined at appropriate current interest rates.

      b.
      The value assigned to the customer-related intangible assets amounted to $583. The fair value of Ness CEE's customer base was determined using the Income Approach.

      Pro forma results:

        The following unaudited pro forma information does not purport to represent what the Company and its subsidiaries' results of operations would have been had the acquisition been consummated on January 1, 2001 and 2002, nor does it purport to represent the results of operations of the Company and its subsidiaries for any future period.

        Pro forma results of operations for the period:

	Year ended December 31,
	2001	2002
	(unaudited)
Revenues	$163,245	$174,052

Net income (loss)	(16,955)	1,048
Allocation of undistributed earnings on Class B Convertible Preferred stock	(2,780)	(2,780)

Net loss after allocation of undistributed earnings	$(19,735)	$(1,732)

Basic and diluted net loss per share	$(2.15)	$(0.19)

Weighted average number of shares of Common and Preferred stock used in computation of basic and diluted net loss per share (in thousands)	9,154	9,154

    3.
    Ness U.S.A. Inc. ("Ness U.S.A."):

      On October 25, 2001, the Company and other investors incorporated Ness U.S.A., under the laws of the State of Delaware, for the purpose of acquiring certain assets and assuming certain liabilities of Blueflame Inc. ("Blueflame") out of Blueflame's Chapter 11 bankruptcy proceeding. On the date of incorporation, the Company held 68% of the outstanding Common stock of Ness U.S.A. and other investors held the remaining 32%. On November 1, 2001, Ness U.S.A. acquired these assets with a fair market value of approximately $6,656 for cash consideration and related purchase costs totaling approximately $5,140. The transaction was accounted for by the purchase method of accounting according to SFAS No. 141. The results of Ness U.S.A. operations have been included in the Company's consolidated financial statements since October 25, 2001.

      Ness U.S.A. is a full-service business and advanced technology solutions provider to the life sciences, financial services, telecommunications and other industries. Ness U.S.A. offers technical and management consulting services intended to create business improvements by building integrated business process and technology solutions to strategic problems.

      In addition to the consideration paid at closing, the Company agreed to the following contingent payments:

      a.
      An amount equal to 50% of the pre-closing accounts receivable actually collected by the Company in excess of $6,000, net of prepayments.

      b.
      Payment of a contingent promissory note in the amount of $750, following the occurrence of the earlier of the following two events:

      (i)
      The sum of $750, if Ness U.S.A.'s annual EBITDA, as defined in the asset purchase agreement relating to the acquisition, in each of any two calendar years during the period commencing on January 1, 2002 and ending December 31, 2005 exceeds $5,000; or

      (ii)
      Upon the sale or liquidation of Ness U.S.A., or its merger with an unrelated party, whereby:

      (1)
      if the qualifying transaction occurred prior to December 31, 2003, the contingent payment would have been equal to the aggregate consideration in excess of $4,500, but not more than $750.

      (2)
      if the qualifying transaction occurs after December 31, 2003 but prior to January 1, 2005, the contingent payment will be equal to $650, unless the consideration for such qualifying transaction is in excess of $6,600, in which case the contingent payment will be equal to $750.

      (3)
      if the qualifying transaction occurs after December 31, 2004 but prior to January 1, 2006, the contingent payment will be equal to $550, unless the consideration for such qualifying transaction is equal to or in excess of $750.

      As the purchase price was lower than the fair market value of the net assets acquired, but is subject to contingent payment, the Company recorded at the date of acquisition, the lesser of the maximum amount of contingent consideration or the excess over cost (prior to any pro rata reduction of assets acquired) as if it were a liability until the consideration contingency is resolved.

      An amount of $435 and $0 as of December 31, 2002 and 2003, respectively, represents the obligation regarding the collection of the accounts receivable. In respect of the contingent promissory note, a liability in the amount of $750 has been recorded among long-term liabilities as of December 31, 2002 and 2003.

      Based upon a valuation of tangible and intangible assets acquired, the Company has allocated the total cost of the acquisition to Ness U.S.A.'s assets and liabilities as follows:

At November 1, 2001
Trade receivables	$5,344
Unbilled receivables	1,761
Other accounts receivable and prepaid expenses	482
Property and equipment	526

Total tangible assets acquired	8,113

Trade payable	(550)
Other accounts payable and accrued expenses	(1,673)
Long-term debt	(750)

Total liabilities assumed	(2,973)

Net assets acquired	$5,140

      The value assigned to the tangible assets and liabilities has been determined as follows:

      Ness U.S.A.'s current assets and liabilities are recorded at their carrying amounts. The carrying amounts of the current assets and liabilities were reasonable proxies for their market values due to their short-term maturity. Property and equipment are presented at current replacement cost. Long-term debt is presented at present value of amounts to be paid determined at appropriate current interest rates.

      Pro forma information in accordance with SFAS No. 141, has not been provided, since the revenues and net loss were not material in relation to total consolidated revenues and net loss.

      On December 27, 2002, the Company acquired additional stock of Ness U.S.A. from certain of the employees and other private investors so that, as of December 31, 2003, the Company holds 86% of Ness U.S.A.'s Common stock. Under the securities exchange agreement, the Company agreed to offer the remaining stockholders of Ness U.S.A. (all of whom are employees of Ness U.S.A.) shares of Common stock in exchange for their shares of Ness U.S.A. at the same exchange ratio used in the December 2002 exchange on the earliest date practicable after receiving a no-action letter from the SEC or completing an initial public offering of the Company's Common stock. Assuming that all of these holders of Ness U.S.A. stock elect to accept the exchange offer, when made, Ness U.S.A. will become a wholly owned subsidiary of the Company and the Company will issue an aggregate of 262,319 shares of its Common stock in exchange for the Ness U.S.A. shares. The acquisition was accounted for under the purchase method of accounting according to SFAS No. 141. The total consideration of $5,001 (including $323 transaction costs) for the shares purchased consisted of the issuance of 647,170 shares of the Company's Common stock valued at a fair value of $4,678.

      Based upon a valuation of tangible and intangible assets acquired, the Company has allocated the incremental cost of the additional stock acquisition to Ness U.S.A.'s assets and liabilities as follows:

At December 27, 2002
Cash and cash equivalents	$1,290
Trade receivables	830
Other accounts receivables and prepaid expenses	230
Property and equipment	21

Total tangible assets acquired	2,371

Customer related intangible asset (five years useful life)	190
Goodwill	4,528

Total intangible assets acquired	4,718

Total tangible and intangible assets acquired	7,089

Trade payable	(110)
Other accounts payables and accrued expenses	(1,805)
Long-term debt	(173)

Total liabilities assumed	(2,088)

Net assets acquired	$5,001

      Goodwill includes but is not limited to the synergistic value and potential competitive benefits that could be realized by the Company from the acquisition, as well as Ness U.S.A.'s skilled and specialized workforce. The goodwill is not deductible for tax purposes. In accordance with SFAS No. 142, goodwill arising from acquisitions will not be amortized (see also Note 2k).

      The value assigned to the tangible assets, intangible assets and liabilities has been determined as follows:

      a.
      Ness U.S.A.'s current assets and liabilities are recorded at their carrying amounts. The carrying amounts of the current assets and liabilities were reasonable proxies for their market values due to their short-term maturity. Property and equipment are presented at current replacement cost. Long-term debt is presented at present value of amounts to be paid determined at appropriate current interest rates.

      b.
      The value assigned to the customer-related intangibles amounted to $190. The fair value of Ness U.S.A.'s customer base was determined using the Income Approach.

    4.
    In 2002 and 2003, the Company acquired five small Israeli IT services companies for aggregate consideration of $971 and $1,009, respectively. In addition, as part of those acquisitions, in 2002 the Company issued options to acquire 25,834 shares of the Company's Common stock at an exercise price of $8.47 per share related to former investors (see Note 15b7). The fair value of options issued was determined based on the Black-Scholes option pricing model. The acquisitions were accounted for by the purchase method of accounting according to SFAS No. 141.

      The excess of the cost over the fair market value of the assets acquired as of December 31, 2002 and 2003 amounted to $916 and $784, respectively, and was recorded as goodwill.

  c.
  Discontinued Operations

    In November 2003, the Company determined to discontinue the operations of one of its subsidiaries. The facts and circumstances leading to this disposal included the generation of losses from operations during previous years and the characterization of the operations of this subsidiary which was substantially different from the Company's core business. The Company ceased the operations and disposed of all assets that could not be used elsewhere by this subsidiary. The operations and cash flows of this subsidiary have been eliminated from the operations of the Company as a result of the disposal. The Company's plan of discontinuance involved (i) termination of all employees whose time was substantially devoted to this business and who could not be used elsewhere in the Company's operations, including payment of all statutory and contractual severance amounts, by the end of the fourth quarter of 2003 and (ii) disposal of the equipment that could not be used elsewhere, because the Company has no reasonable expectation of being able to sell such equipment for any amounts substantially greater than the cost of disposal or shipping. As of December 31, 2003, these operations were actually terminated. The discontinued operations were accounted for in accordance with Statement of Financial Accounting Standards No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144").

    The results of operations, including revenue, operating expenses and other expense of the discontinued business for 2001, 2002 and 2003, have been reclassified in the accompanying statements of operations as discontinued operations. The Company's balance sheet at December 31, 2002 and 2003 reflect the liabilities (most of which are trade payables and other accounts payable) attributed to discontinued operations, in the amounts of $1,009 and $995, respectively, and assets (most of which are trade receivables and other accounts receivable) attributed to discontinued operations, in the amounts of $1,817 and $1,314, respectively.

    Summary operating results from the discontinued operations for the years ended December 31, 2001, 2002 and 2003 are as follows:

	Year ended December 31,
	2001	2002	2003
Revenues	$2,523	$1,659	$1,150
Cost of revenues	2,239	1,288	1,289

Gross profit (loss)	284	371	(139)
Selling and marketing expenses	921	169	15
General and administrative expenses	554	397	885

Operating loss	(1,191)	(195)	(1,039)
Other expenses	43	200	66

Net loss from discontinued operations	$(1,234)	$(395)	$(1,105)

  d.
  Revenues from agencies of the government of Israel

    For the years ended December 31, 2001, 2002 and 2003, for the three months and six months ended June 30, 2003 and for the three months and six months ended June 30, 2004, the percentage of the Company's revenues derived, in aggregate, from agencies of the government of Israel was 16%, 17%, 14%, 14%, 13%, 13% and 12%, respectively.

NOTE 2:—SIGNIFICANT ACCOUNTING POLICIES

  The consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP").

  a.
  Use of estimates:

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

    The Company's board of directors determines the fair market value of the Company's Common stock in the absence of a public market for these shares. For purposes of financial accounting for employee stock-based compensation, management has applied hindsight within each year to arrive at deemed values for the shares underlying the options that are higher than the fair market value determined by the board. These deemed values were determined based on factors, including input from advisors, the Company's historical and forecasted operating results and cash flows, and comparisons to publicly-held companies. The deemed values were used to determine the amount of stock-based compensation recognized related to stock and stock options.

  b.
  Financial statements in U.S. dollars:

    The Company's subsidiaries' transactions are recorded in local currencies. The Company has designated the U.S. dollar as the primary functional currency of its operations in the United States and the Czech Republic, the NIS as the primary functional currency of its subsidiaries' operations in Israel, and local currencies as the primary functional currencies of its operations elsewhere.

    Accordingly, for all companies of which the dollar is the functional currency, monetary accounts maintained in other currencies are remeasured into U.S. dollars, in accordance with Statement of Financial Accounting Standards No. 52 "Foreign Currency Translation" ("SFAS No. 52"). All transaction gains and losses of the remeasured monetary balance sheet items are reflected in the statement of operations as financial income or expenses, as appropriate.

    For those foreign subsidiaries whose functional currency has been determined to be their local currency, assets and liabilities are translated at year-end exchange rates and statement of operations items are translated at average exchange rates prevailing during the year. Such translation adjustments are recorded as a separate component of accumulated other comprehensive income (loss) in stockholders' equity.

    The financial statements of affiliates reported using the equity method of accounting, whose functional currency has been determined to be their local currency, have been translated into dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statement of operations amounts have been translated using the average exchange rate for the period. The resulting aggregate translation adjustments are reported as a separate component of accumulated other comprehensive income (loss) in stockholders' equity.

  c.
  Principles of consolidation:

    The consolidated financial statements include the accounts of the Company and its wholly and majority owned subsidiaries (the "Group"). Inter-company transactions and balances, including profit from inter-company sales not yet realized outside the Group, have been eliminated in consolidation.

  d.
  Cash equivalents and short-term bank deposits:

    Cash equivalents are short-term, highly liquid investments that are readily convertible into cash, with maturities of three months or less at the date acquired.

    Short-term deposits are deposits with maturities of more than three months but less than one year, that bears weighted average interest of 5% per annum as of December 31, 2003, respectively. The short-term bank deposits are presented at their costs including accrued interest.

  e.
  Marketable securities:

    The Company and its subsidiaries account for investments in equity securities (other than those under the equity method) in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities"

    ("SFAS No. 115"). Management determines the appropriate classification of its investments in equity securities at the time of purchase and reevaluates such determinations at each balance sheet date.

    In accordance with SFAS No. 115, the Company has designated certain of its marketable securities as trading securities. Trading securities are held for resale in anticipation of short-term market movements. Under SFAS No. 115, marketable securities classified as trading securities are stated at the quoted market prices at each balance sheet date. Gains and losses (realized and unrealized) related to trading securities as well as interest on such securities are included as financial income or expenses, as appropriate.

    Certain other marketable securities have been designated as available-for-sale. Accordingly, these equity securities are stated at fair value, with unrealized gains and losses, net of taxes, reported in accumulated other comprehensive income (loss), a separate component of stockholders' equity.

  f.
  Work in progress:

    Work in progress includes amounts of costs incurred related to long-term IT services contracts as determined by the percentage of completion method of accounting (see also Note 2l).

  g.
  Investment in affiliates:

    Investment in affiliate reflects a 50% investment in the Ordinary shares of a privately held company, in which the Company can exercise significant influence over operating and financial policies, but does not assume control. The investment in this affiliate is accounted for by the equity method. As the Company guaranteed the obligations of this entity and provides further financial support, reflecting its share of ownership, it recorded an excess of losses over this investment.

    Investment in another affiliate reflects the currently reduced voting interest of 33% in a former wholly-owned subsidiary, in which the Company can exercise significant influence over operating and financial policies, but no longer assumes control.

    The reduction in investment is due to a $6,000 financing round led by two unaffiliated venture capital investors. This investment could be reduced further to 27% pending the grant and exercise of options. As the new investors were issued Preferred shares with dividend rights and liquidation preferences, no gain was recognized by the Company.

    As the Company is the sole holder of the Ordinary shares of the affiliate, it adjusted the carrying amount of the investment to recognize the entire losses of the affiliate. However, as the Company has not guaranteed the obligations of the affiliate and has not otherwise committed to provide further financial support for it, the Company discontinued applying the equity method to its investment when the investment account was reduced to zero.

  h.
  Property and equipment:

    Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, at the following annual rates:

%
Computers and peripheral equipment	20 – 33
Motor vehicles	15
Office furniture and equipment	6 – 15
Leasehold improvements	By the shorter of the term of the lease and the life of the asset

    The Company and its subsidiaries account for costs of computer software developed or obtained for internal use in accordance with Statement of Position No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP No. 98-1"). SOP No. 98-1 requires the capitalization of certain costs incurred in connection with developing or obtaining internal use software. Since these assets are not considered ready for their intended use, they are not being amortized as of December 31, 2003.

  i.
  Other intangible assets:

    Intangible assets acquired in a business combination on or after July 1, 2001, should be amortized over their useful life using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with SFAS No. 142. Customer related intangible assets are amortized over a period of 5 years.

  j.
  Impairment of long-lived assets:

    The Company's and its subsidiaries' long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with SFAS No. 144, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2003, no impairment losses have been identified.

  k.
  Goodwill:

    Goodwill represents excess of the costs over the net assets of businesses acquired. Under SFAS No. 142, goodwill acquired in business combinations on or after July 1, 2001 is not amortized. Goodwill arising from acquisitions prior to July 1, 2001 was amortized until December 31, 2001, on a straight-line basis over 20 years.

    SFAS No. 142 requires goodwill to be tested for impairment on adoption and at least annually thereafter or between annual tests in certain circumstances, and written down when impaired, rather than amortized as previous accounting standards required. Goodwill is tested for impairment at the reporting unit level by comparing the fair value of the reporting unit with its carrying value. Fair value is determined using discounted cash flows. Significant estimates used in the methodologies include estimates of future cash flows, future short-term and long-term growth rates, and weighted average cost of capital for the reportable unit. As of December 31, 2003, no impairment losses were identified.

    The adoption of SFAS No. 142 did not affect the consolidated financial position and results of operations of the Company as of January 1, 2002. The test was based on the Company's single operation segment and reporting unit structure.

  l.
  Revenue recognition:

    The Company's portfolio of solutions and services includes: 1) system integration and application development services for which revenues are generated from long term fixed-price contracts; 2) outsourcing, consultation, quality assurance and training services for which revenues are generated from either fixed-price basis or time-and-materials basis contracts; and 3) sales of third party software licenses.

    Revenues from IT services (including system integration and application development services) are generated from fixed-price contracts according to which the time between the signing of the contract and the final customer acceptance is over a period generally exceeding one year. Fees are payable upon completion of agreed upon milestones, and subject to customer acceptance. Following customer acceptance for a certain milestone and only thereafter, services could be performed for the next milestone. Such revenues that require significant customization, integration and installation are recognized in accordance with Statement of Position No. 81-1 "Accounting for Performance of Construction-Type and Certain Production-Type Contracts" ("SOP No. 81-1"), using contract accounting on a percentage of completion method, in accordance with the "Input Method".

    The amounts of revenues recognized are based on the total fees under the agreement and the percentage to completion achieved. The percentage to completion is measured by monitoring progress using records of actual time incurred to date in the project compared to the total estimated project requirement, which corresponds to the costs related to earned revenues. Estimates of total project requirements are based on prior experience of customization, delivery and acceptance of similar services, and are reviewed and updated regularly by management. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract.

    Estimated gross profit or loss from long-term contracts may change due to changes in estimates resulting from differences between actual performance and original forecasts. Such changes in estimated gross profit are recorded in results of operations when they are reasonably determinable by management, on a cumulative catch-up basis.

    The Company believes that the use of the percentage of completion method is appropriate as the Company has the ability to make reasonably dependable estimates of the extent of progress towards completion, contract revenues and contract costs. In addition, contracts executed include provisions that clearly specify the enforceable rights regarding services to be provided and received by the parties to the contracts, the consideration to be exchanged and the manner and the terms of settlement, including in cases of terminations for convenience. In all cases the Company expects to perform its contractual obligations and its customers are expected to satisfy their obligations under the contract.

    Certain long-term arrangements involve multiple elements including maintenance, support services, training and other services. Such services are excluded from the total estimated project requirements for purposes of measurement of progress to completion. Such services-related revenues are deferred and recognized on a straight-line basis over the term of the related service period. The fair value of those elements is determined based on the price charged for those elements when sold separately.

    Amounts recognized as revenue in advance of contractual billing are recorded as unbilled receivables.

    Advances from customers include unearned amounts under system integration and application development services.

    In November 2002, Emerging Issues Task Force reached a consensus on Issue No. 00-21 "Revenue Arrangements with Multiple Deliverables" ("EITF No. 00-21"), which provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF No. 00-21 applied to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of EITF No. 00-21 did not have a material impact upon the Company's financial position, cash flows or results of operations.

    Outsourcing, consultation, quality assurance and training services are performed under either fixed-price basis or time-and-materials basis contracts. Under fixed-price contracts, the Company agrees to perform certain work for a fixed price. Under time-and-materials contracts, the Company is reimbursed for labor hours at negotiated hourly billing rates. Such service contracts are not in the scope of SOP No. 81-1, and accordingly, related revenues are recognized in accordance with the SEC Staff Accounting Bulletin No. 104 "Revenue Recognition in Financial Statement" ("SAB No. 104"), as those services are performed or over the term of the related agreements provided that, an evidence of an arrangement has been obtained, fees are fixed and determinable and collectibility is reasonably assured.

    Sales of third-party software licenses are recognized in accordance with Statement of Position No. 97-2, "Software Revenue Recognition", as amended ("SOP No. 97-2"). SOP No. 97-2 generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair value of the element. In addition, the Company has adopted Statement of Position No. 98-9, "Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions, '('SOP No. 98-9"). SOP No. 98-9 requires that revenue be recognized under the "residual method" when Vendor Specific Objective Evidence ("VSOE") of fair value exists for all undelivered elements, VSOE does not exist for all of the delivered elements and all other SOP No. 97-2 criteria are met. Under the residual method, any discount in the arrangement is allocated to the delivered elements.

    Revenues are recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant obligations with regard to implementation remain, the fee is fixed or determinable and collectibility is probable.

    Maintenance and support revenue included in multiple element arrangements is deferred and recognized on a straight-line basis over the term of the maintenance and support agreement. The VSOE of fair value of the undelivered elements (maintenance, support and services) is determined based on the price charged for the undelivered element when sold separately.

    In respect of such arrangements the Company follows the guidance of Emerging Issues Task Force No. 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent" ("EITF No. 99-19"). The Company records revenue on a gross basis representing the amount that has been billed to a customer when the Company bears the risks and rewards of ownership including the risk of loss for collection, latitude in establishing product pricing above a specific minimum price and the credit risk in the event collection is not made from a customer. When the Company performs as an agent without assuming the risk and rewards of ownership, revenues are recorded on a net basis.

    Deferred revenue includes unearned amounts under outsourcing, consultation, quality assurance, training services contracts, maintenance and support.

  m.
  Accounting for stock-based compensation:

    The Company has elected to follow Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB No. 25") and Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation" ("FIN No. 44") in accounting for its employee stock option plans. Under APB No. 25, when the exercise price of the Company's stock options is less than the market price of the underlying shares on the date of grant, compensation expense is recognized.

    The Company adopted the disclosure provisions of Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation-transition and disclosure" ("SFAS No. 148"), which amended certain provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123") to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation, effective as of the beginning of the fiscal year. The Company continues to apply the provisions of APB No. 25 in accounting for stock-based compensation.

    Pro forma information regarding the Company's net income (loss) and net earnings (loss) per share is required by SFAS No. 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method prescribed by SFAS No. 123.

    The fair value for options granted in 2001, 2002, 2003 and in the three month and six month periods ended June 30, 2003 and 2004 is amortized over their vesting period and estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

	Year ended December 31,			Three months ended June 30,		Six months ended June 30,
	2001	2002	2003	2003	2004	2003	2004
				(unaudited)
Dividend yield	0%	0%	0%	0%	0%	0%	0%
Expected volatility	0.38	0.42	0.52	0.42	0.52	0.42	0.52
Risk-free interest	4.1%	3.1%	2.5%	3.1%	2.5%	3.1%	2.5%
Expected life of up to (in years)	4	4	4	4	4	4	4

    Pro forma information under SFAS No. 123, is as follows:

	Year ended December 31,			Three months ended June 30,		Six months ended June 30,
	2001	2002	2003	2003	2004	2003	2004
				(unaudited)
Net income (loss) available to Common stock after allocation of undistributed earnings-as reported	$(21,261)	$(1,915)	$2,009	$367	$2,474	$1,049	$4,525
Add - allocation of undistributed earnings on Class B Convertible Preferred stock—as reported	2,780	2,780	1,445	449	436	1,331	802
Deduct - Pro forma allocation of undistributed earnings on Class B Convertible Preferred stock	(2,780)	(2,780)	(1,117)	(348)	(322)	(1,090)	(581)
Add - stock-based employee compensation-intrinsic value	—	—	105	—	54	—	105
Deduct - stock-based employee compensation-fair value	(1,124)	(1,126)	(1,931)	(654)	(805)	(1,308)	(1,557)

Pro forma - net income (loss)	$(22,385)	$(3,041)	$511	$(186)	$1,837	$(18)	$3,294

Basic net earnings (loss) per share - as reported	$(2.58)	$(0.23)	$0.13	$(0.03)	$0.13	$(0.08)	$0.24

Diluted net earnings (loss) per share - as reported	$(2.58)	$(0.23)	$0.12	$(0.03)	$0.12	$(0.08)	$0.21

Pro forma basic net earnings (loss) per share	$(2.71)	$(0.36)	$0.03	$(0.02)	$0.10	$— (*)	$0.17

Pro forma diluted net earnings (loss) per share	$(2.71)	$(0.36)	$0.03	$(0.02)	$0.09	$— (*)	$0.16

  (*)
  Represents an amount less than $0.01.

    The Company applies SFAS No. 123 and Emerging Issues Task Force No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services" ("EITF No. 96-18"), with respect to options and warrants issued to non-employees. SFAS No. 123 requires the use of option valuation models to measure the fair value of the options and warrants at the measurement date as defined in EITF No. 96-18.

  n.
  Research and development costs:

    Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed" ("SFAS No. 86"), requires capitalization of certain software development costs, subsequent to the establishment of technological feasibility. Based on the Company's product development process, technological feasibility is established upon the completion of a working model or a detailed program design. Research and development costs incurred in the process of developing product improvements or new products, are generally charged to expenses as incurred, net of participation of the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade (the "OCS"), when applicable. Significant costs incurred by the Company between completion of the working model or a detailed program design and the point at which the product is ready for general release, have been capitalized. Capitalized software costs will be amortized by the greater of the amount computed using the: (i) ratio that current gross revenues from sales of the software bears to the total of current and anticipated future gross revenues from sales of that software, or (ii) the straight-line method over the estimated useful life of the product (up to three years). The Company assesses the recoverability of this intangible asset on a regular basis by determining whether the amortization of the asset over its remaining life can be recovered through undiscounted future operating cash flows from the specific software product sold. Based on its most recent analyses, management believes that no impairment of capitalized software development costs exists as of December 31, 2003. During the year ended December 31, 2003, a former subsidiary of the Company capitalized software development costs in the amount of $514, which is included in the other intangible assets. (See also Notes 6, 12c and 18a).

  o.
  Royalty-bearing grants:

    Royalty-bearing grants from the Government of Israel for funding approved research and development projects are recognized at the time one of the Company's subsidiaries is entitled to such grants, on the basis of the costs incurred and included as a deduction of research and development costs. (See also Note 18a).

  p.
  Unaudited pro forma stockholders' equity:

    The Company's Board of Directors has authorized the filing of a Registration Statement with the Securities and Exchange Commission to register shares of its Common stock in an initial public offering ("IPO"). If the IPO is consummated, all of the Preferred stock (Class B and Class C) will be automatically converted into Common stock, as well as the undistributed earnings resulting from the cumulative accumulated dividend on Class B Preferred stock, and the additional shares issued as a result of anti-dilution provisions on Class C Preferred stock, upon completion of the offering contemplated by this prospectus. Unaudited pro forma stockholders' equity at June 30, 2004, as adjusted for the assumed conversion of such shares, the cumulative accumulated dividend, and the anti-dilution protection, is disclosed on the balance sheet.

  q.
  Net earnings (losses) per share:

    Basic net earnings (losses) per share are computed based on the weighted average number of shares of Common stock outstanding during each period, plus dilutive Convertible Preferred stock considered outstanding during each period, in accordance with the guidance of

    Emerging Issues Task Force No. D-95 "Effect of Participating Convertible Securities on the Computation of Basic Earnings Per Share" ("EITF No. D-95"). Diluted net earnings per share are computed based on the weighted average number of shares of Common stock outstanding during each period plus dilutive potential shares of Common stock considered outstanding during the period, in accordance with Statement of Financial Standards No. 128, "Earnings Per Share" ("SFAS No. 128").

    The total weighted average number of shares related to the outstanding options, warrants, Preferred stock and convertible loan from stockholders excluded from the calculations of diluted net earnings (losses) per share, as they would have been anti-dilutive for all periods presented, was 10,529,771, 10,749,757, 4,870,696, 5,576,990, 104,386, 5,602,968 and 121,886 for the years ended December 31, 2001, 2002 and 2003 and the three months ended June 30, 2003 and 2004 and the six months ended June 30, 2003 and 2004, respectively.

    Basic and diluted pro forma net earnings (losses) per share, as presented in the statements of operations, has been calculated as described above and also gives effect to the automatic conversion of the Convertible Preferred stock (Class B and Class C) and the issuance of shares of Common stock as payment of the undistributed earnings resulting from the cumulative accumulated dividend on Class B Convertible Preferred stock and the issuance of additional shares as a result of anti-dilution provisions on Class C Preferred stock, that will occur upon closing of the IPO (using the two-class method).

    The following table presents the calculation of pro forma basic and diluted net earnings per share:

    1.    Numerator:

	Year ended December 31, 2003	Three months ended June 30, 2004	Six months ended June 30, 2004
	Net earnings (losses)
	(unaudited)
Net income (loss) from continuing operations as reported	$4,559	$2,910	$5,327
Losses from discontinued operations	(1,105)	—	—

Net income (loss) after allocation of undistributed earnings on Class B Convertible Preferred stock	$3,454	$2,910	$5,327

  2.
  Denominator:

	Year ended December 31, 2003	Three months ended June 30, 2004	Six months ended June 30, 2004
	Number of shares in thousands
	(unaudited)
Weighted average number of shares of Common stock	19,747	23,313	23,313

Denominator for basic net earnings (loss) per share	19,747	23,313	23,313

Effect of dilutive securities:
Employee stock options and warrants	1,232	2,262	2,332

Dilutive potential Common shares	1,232	2,262	2,332

Denominator for diluted net earnings (loss) per share-adjusted weighted average shares, assumed conversions and exercise of options and warrants	20,979	25,575	25,645

  r.
  Income taxes:

    The Company and its subsidiaries account for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). This statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

  s.
  Concentrations of credit risk:

    Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, short-term bank deposits, trade receivables and unbilled receivables.

    Cash and cash equivalents and short-term bank deposits are mainly invested with major banks in Israel, the United States and Europe. Cash and cash equivalents in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company's and its subsidiaries' funds are financially sound, and accordingly minimal credit risk exists with respect to these funds.

    Trade receivables and unbilled receivables of the Company and its subsidiaries are derived from sales to customers located throughout the world. The Company and its subsidiaries perform ongoing credit evaluations of their clients and, to date, have not experienced any material losses. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection.

    The Company and its subsidiaries have no significant off-balance-sheet concentration of credit risk such as foreign exchange contracts or foreign hedging arrangements.

  t.
  Severance pay:

    Certain of the Company's Israeli subsidiaries' liability for severance pay is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month's salary for each year of employment or a portion thereof. These companies' liability for all of their employees is fully provided for by monthly deposits with severance pay funds, insurance policies and by accrual. The value of these policies is recorded as an asset in the Company's balance sheet.

    The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrender value of these policies and includes immaterial profits.

    Severance expenses for the years ended December 31, 2001, 2002 and 2003, were $2,268, $1,735 and $2,208, respectively.

  u.
  Fair value of financial instruments:

    The following methods and assumptions were used by the Company in estimating fair value and disclosures for financial instruments:

    (i)
    The carrying amounts of cash and cash equivalents, short-term bank deposits, trade payables, trade receivables, unbilled receivables and short-term bank loans and credit approximate their fair values due to the short-term maturity of such instruments.

    (ii)
    The fair market value of marketable securities is based on quoted market prices (See Note 3).

    (iii)
    The carrying amounts of the Company's long-term debt and long-term lease deposits approximate their fair value, estimated by discounting the future cash flows, using incremental borrowing rates for similar type of arrangements.

  v.
  Advertising costs:

    Advertising costs are charged as expenses to the statement of operations, as incurred. Advertising expenses for the years ended December 31, 2001, 2002 and 2003 were $306, $775 and $922, respectively.

  w.
  Unaudited information:

    The financial statements include the unaudited consolidated balance sheet as of June 30, 2004 and the related consolidated statements of operations for the three month and six month periods ended June 30, 2003 and 2004, the consolidated statements of cash flows for the six month periods ended June 30, 2003 and 2004 and the statement of changes in stockholders' equity for the six month period ended June 30, 2004. This unaudited information has been prepared by the Company on the same basis as the audited annual consolidated financial statements and, in management's opinion, reflects all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the financial information, in accordance with generally accepted accounting principles, for interim financial reporting, for the periods presented. Results for interim periods are not necessarily indicative of the results to be expected for the entire year.

  x.
  Impact of recently issued accounting pronouncements:

    In May 2003, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS No. 150"). SFAS No. 150 establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. In accordance with the standard, financial instruments that embody obligations for the issuer are required to be classified as liabilities. SFAS No. 150 shall be effective for financial instruments entered into or modified after May 31, 2003 and otherwise shall be effective beginning in our first quarter of fiscal year 2004. Upon adoption of SFAS No. 150, there was no impact on the Company's consolidated results of operations or financial position.

    In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN No. 46"). The objective of FIN No. 46 is to improve financial reporting by companies involved with variable interest entities. A variable interest entity is a corporation, partnership, trust or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN No. 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. FIN No. 46 also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of FIN No. 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period ending after March 15, 2004. Upon adoption of FIN No. 46, there was no impact on the Company's consolidated results of operations or financial position.

    In November 2003, the Emerging Issues Task Force ("EITF") reached a consensus on EITF Issue No. 03-01, "The Meaning of Other-Than-Temporary Impairment and Its Application to

    Certain Investments" ("EITF No. 03-01"). EITF No. 03-01 provides guidance on other-than-temporary impairments and its application to debt and equity investments, and applies to investments in debt and marketable securities that are accounted for under SFAS No. 115. EITF No. 03-01 requires additional disclosure of investments with unrealized losses. Upon adoption of EITF No. 03-01, there was no impact on the Company's consolidated results of operations or financial position, nor any requirement to expand current disclosure.

    In March 2004, the EITF reached a consensus on Issue No. 03-06 "Participating Securities and the Two-Class Method under FASB Statement No. 128" related to "participating securities" and the application of the "two-class method" under SFAS No. 128. EITF No. 03-06 provides guidance in determining when a security participates in dividends such that the two-class method must be used to calculate earnings per share. The consensuses of EITF No. 03-06 should be applied retroactively beginning with the first reporting period (annual or interim) beginning after March 31, 2004. The adoption of EITF No. 03-06 is not expected to have a significant impact on the Company's financial statements.

NOTE 3:—MARKETABLE SECURITIES

  The following is summary of trading and available-for-sale securities:

	December 31, 2002			December 31, 2003
	Cost	Gross unrealized losses	Estimated fair value	Cost	Gross unrealized losses	Estimated fair value
Available-for-sale:
Equity securities(a)	$208	$(75)	$133	$211	$(67)	$144

(a)
The change in the value of available-for-sale marketable securities, excluding those resulting from gross unrealized losses, is related to foreign currency translation adjustments.

  The fair value of the Company's trading securities as of December 31, 2002 and 2003 was $305 and $368, respectively.

  During 2001, 2002 and 2003, the Company recorded losses of $57, $47 and $42, respectively, on trading securities under financial expenses, net.

NOTE 4:—OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2002	2003
Government authorities	$759	$1,194
Deferred income taxes (see also Note 13d)	2,810	2,108
Employees(1)	921	1,327
Prepaid expenses	1,640	3,483
Others	366	330

	$6,496	$8,442

(1)
Loans to employees bear 4% interest and are linked to the Israeli Consumer Price Index ("CPI"). Certain employee loans are forgiven upon certain conditions including their continued employment with the Company and accordingly are recognized as an expense as they are earned by the employees.

NOTE 5:—PROPERTY AND EQUIPMENT, NET

  a.
  Composition of assets grouped by major classification is as follows:

	December 31,
	2002	2003
Cost:
Computers and peripheral equipment	$9,993	$21,649
Motor vehicles	1,236	422
Office furniture and equipment	2,169	5,152
Leasehold improvements	4,757	6,721

	18,155	33,944
Accumulated depreciation	9,996	19,508

Depreciated cost	$8,159	$14,436

    Depreciation expenses for the years ended December 31, 2001, 2002 and 2003 were $3,987, $2,818 and $3,162, respectively.

  b.
  Cost of computers and peripheral equipment at December 31, 2002 and 2003 include costs of computer software development for internal use in the amounts of $0 and $464, respectively.

  c.
  As for leased property under operating lease, see Note 12a.

  d.
  As for liens and charges, see Note 12e.

NOTE 6:—OTHER INTANGIBLE ASSETS, NET

  a.
  Intangible assets:

	December 31,
	2002	2003
Cost:
Capitalized software development costs	$—	$514
Customer related intangible assets	773	2,287

	773	2,801

Accumulated amortization:
Customer related intangible assets	29	316

Amortized cost	$744	$2,485

  b.
  Amortization expenses of customer related intangible assets for the years ended December 31, 2001, 2002 and 2003 amounted to $0, $29 and $287, respectively, and were included in selling and marketing expenses.

  c.
  The following are estimated amortization expenses of customer related intangible assets for the years ended:

December 31,
2004	$458
2005	458
2006	458
2007	458
2008	139

$1,971

NOTE 7:—GOODWILL

  a.
  The changes in the carrying amount of goodwill for the years ended December 31, 2002 and 2003, are as follows:

Total
Balance as of January 1, 2002	$88,738
Goodwill acquired during the year	12,882
Foreign currency translation adjustments	(5,041)

Balance as of December 31, 2002	96,579
Goodwill acquired during the year	44,308
Foreign currency translation adjustments	6,705

Balance as of December 31, 2003	$147,592

  b.
  Goodwill amortization expenses for the years ended December 31, 2001, 2002 and 2003 amounted to $5,390, $0 and $0, respectively.

  c.
  Pro forma information for 2001 results assuming that SFAS No. 142 had been in effect during that period:

Year ended December 31, 2001
Reported net loss	$(18,481)
Goodwill amortization for the period	5,390

Adjusted net loss	$(13,091)

Basic and diluted net loss per share:
Reported net loss	$(2.58)
Goodwill amortization	0.65

Adjusted net loss	$(1.93)

  d.
  As for liens and charges, see Note 12e.

NOTE 8:—SHORT-TERM BANK LOANS AND CREDIT

  Classified by currency, linkage terms and interest rates, the credit and loans are as follows:

	Interest rate		Amount
	December 31,		December 31,
	2002	2003	2002	2003
	%
Short-term bank loans:
In NIS	8	—	$269	$—

			269	—
Short-term bank credit:
In, or linked to, NIS	8	5	3,109	5,817
In, or linked to, dollar	—	3	—	3,081
In, or linked to, Euro	6	—	1,527	—

			$4,905	$8,898

(1) Total authorized credit lines (including guarantees)			$34,690	$47,773

(2) Weighted average interest rates during the year			7%	4%

NOTE 9:—OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2002	2003
Employees and payroll accruals	$8,937	$12,791
Accrued vacation pay and employee benefits	5,616	6,011
Government authorities	6,205	13,609
Accrued expenses	14,434	16,939
Deferred revenues	3,937	3,631
Estimated losses on uncompleted contracts	161	949
Deferred excess of value over cost of acquisitions (Note 1b3)	435	—
Others	519	674

	$40,244	$54,604

NOTE 10:—EXCESS OF LOSSES OVER INVESTMENTS IN AFFILIATE

	December 31,
	2002	2003
Net equity as of investment date	$—	$—
Accumulated net losses (including foreign currency translation adjustments)	269	286

	$269	$286

NOTE 11:—LONG-TERM DEBT

  a.
  Composed as follows:

	December 31,
			June 30, 2004
	2002	2003
			(unaudited)
Banks(1)	$76,549	$78,805	$66,729
Loan from stockholders (Note 1b2)	1,000	1,000	1,000
Convertible loan from stockholders (Note 1b2)	1,000	1,000	1,000

	78,549	80,805	68,729
Less—current maturities	15,796	21,703	19,384

	62,753	59,102	49,345
Promissory note with respect to acquisition cost (Note 1b3)	750	750	750
Other	—	—	476

	$63,503	$59,852	$50,571

(1)
The long-term loans default upon the failure of any of the Company's subsidiaries named as borrowers under the loans to satisfy certain conditions and comply with covenants.

  As of December 31, 2003 and June 30, 2004, management believes that the subsidiaries are in compliance with such conditions and covenants. The weighted average interest rate on the bank loans as of December 31, 2003 is 5%. The loan repayments will be carried out primarily over the next five years.

  b.
  Classified by currency, linkage terms and interest rates, the total amount of the liabilities (before deduction of current maturities) is as follows:

	Interest rate			Amount
	December 31,		June 30,	December 31,		June 30,
	2002	2003	2004	2002	2003	2004
			(unaudited)			(unaudited)
In, or linked to dollar	1–3%	3–5%	3–6%	$52,937	$47,514	$40,581
In NIS—linked to CPI	6–8	6–8	6–8	25,612	33,291	28,148

				$78,549	$80,805	$68,729

  c.
  The liabilities mature as follows:

December 31,
2004 (current maturity)	$21,703
2005	22,323
2006	18,878
2007	12,716
2008	5,185

$80,805

NOTE 12:—COMMITMENTS AND CONTINGENT LIABILITIES

  a.
  Lease commitments:

    The Company and its subsidiaries rent their facilities under various operating lease agreements, which expire on various dates. Aggregate minimum rental commitments, under non-cancelable leases as of December 31 for the years presented, are as follows:

Year
2004	$5,556
2005	4,973
2006	3,996
2007	3,781
2008	2,725

$21,031

    Total rent expenses for the years ended December 31, 2001, 2002 and 2003 amounted to $4,178, $5,459 and $6,473, respectively.

  b.
  Litigation:

    In 2002, 2003 and the six month period ended June 30, 2004, several employees filed lawsuits against subsidiaries of the Company claiming payments due to them in the total amount of $173. The Company's management and its legal advisor believe that the provision in the consolidated financial statements is adequate to cover probable costs arising from these matters.

  c.
  Royalties:

    One of the Company's subsidiaries participated in programs sponsored by the Israeli Government for the support of research and development activities. Through December 31, 2003, the Company had obtained grants from the OCS aggregating to $2,344 for certain of the Company's subsidiary research and development projects. The Company's subsidiary is obligated to pay royalties to the OCS, amounting to 3%-4% of the sales of the products and other related revenues generated from such projects, up to 100%-150% of the grants received, linked to the dollar and also bearing interest at the rate of LIBOR. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales no payment is required.

    Through December 31, 2003, the Company accrued and paid $2 in royalties to the OCS. As of June 30, 2004, this subsidiary is no longer consolidated, as a result of a change in the control of such subsidiary. Therefore, the Company has no contingent liability to the OCS.

  d.
  Guarantees:

    Guarantees are contingent commitments issued by the Company generally to guarantee the performance of the Company in different projects to its customers, such as tenders. The term of a guarantee generally is equal to the term of the related projects, which can be as short as 30 days or as long as 5 years. The maximum potential amount of future payments the Company could be required to make under its guarantees at December 31, 2003 and June 30, 2004 is $19,480. The Company does not hold collateral to support guarantees when deemed necessary.

  e.
  Liens and charges:

    To secure their liabilities, the Company and its subsidiaries recorded fixed and floating charges on the Company's holdings in subsidiaries, and on the property and equipment, share capital and goodwill of the Company and its subsidiaries.

  f.
  For contingencies related to the acquisition of assets by Ness U.S.A., see Note 1b3.

  g.
  For the bank covenants for one of the subsidiaries, see Note 11a1.

NOTE 13:—INCOME TAXES

  a.
  Measurement of taxable income under the Israeli Income Tax (Inflationary Adjustments) Law, 1985:

    Results, for tax purposes, of the Israeli subsidiaries are measured and reflected in real terms in accordance with the change in the CPI. As explained in Note 2 the consolidated financial statements are presented in U.S. dollars. The differences between the change in the Israeli CPI and in the NIS/U.S. dollar exchange rate causes a difference between taxable income or loss and the income or loss before taxes reflected in the consolidated financial statements. In accordance with paragraph 9(f) of SFAS No. 109 the Company and its subsidiaries have not provided deferred income taxes on this difference between the reporting currency and the tax bases of assets and liabilities.

  b.
  Tax benefits under Israel's Law for the Encouragement of Industry (Taxation), 1969:

    Some of the Company's subsidiaries are "industrial companies," as defined by the law for the Encouragement of Industry (Taxes), 1969, and as such, are entitled to certain tax benefits, mainly the right to claim public issuance expenses and accelerated depreciation.

  c.
  Taxes on income is comprised as follows:

	Year ended December 31,
	2001	2002	2003
Current taxes	$807	$1,233	$2,094
Taxes in respect of prior years	—	349	—
Deferred income benefit	—	(1,630)	(2,148)

	$807	$(48)	$(54)

Domestic	$21	$780	$(591)
Foreign	786	(828)	537

	$807	$(48)	$(54)

  d.
  Deferred taxes on income:

    Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's and its subsidiaries' deferred tax liabilities and assets are as follows:

	December 31,
	2002	2003
Deferred tax assets:
Reserves and allowances	$2,591	$4,153
Net operating loss carry forwards of subsidiaries	8,540	8,480

Net deferred tax asset before valuation allowance	11,131	12,633
Valuation allowance	(7,010)	(4,899)

Net deferred tax asset	$4,121	$7,734

Domestic	$—	$1,485
Foreign	4,121	6,249

	$4,121	$7,734

  e.
  The Company's subsidiaries in Israel, the United Kingdom, the Netherlands, the Czech Republic and the United States have estimated total available carry forward tax losses of $9,100, $4,500, $7,800, $1,900 and $960, respectively, to offset against future taxable profits.

    Utilization of U.S. net operating losses may be subject to substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

    Management currently believes that since certain of the Company's subsidiaries have a history of losses it is more likely than not that the deferred tax assets regarding the loss carry forwards will not be utilized in the foreseeable future. During the year 2003, net change in valuation allowance was in the amount of $2,111.

  f.
  Consolidated tax return and tax assessment:

    The Company considers the activities of its Israeli subsidiaries as that of industrial companies, in accordance with the Law of Encouragement of Industry (Taxation) 1969 and, therefore, the subsidiaries are entitled to file a consolidated tax return for their operations. The Company's management and its professional consultants are of the opinion that the conditions enabling filing consolidated tax return exist and, therefore, since 2001 the Company is implementing this tax policy. Nevertheless, the Israeli tax authorities may have a different opinion, and accordingly, the Company, based on its professional consultants, recorded a current provision for tax in the years in which consolidated tax returns were filed.

    On December 2002, one of the Company's Israeli subsidiaries received a notice of tax assessment in respect of 1999 in the amount of approximately $3,700. The Company and its tax advisors are of the opinion that there is a fair likelihood to postpone or reduce the tax liability. The Company and its tax advisors are of the opinion that the existing provision for tax in the accumulated amount of $1,000 is sufficient.

  g.
  A reconciliation between the theoretical tax expenses, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the consolidated statements of operations, is as follows:

	Year ended December 31,
	2001	2002	2003
Income (loss) before taxes, as reported in the consolidated statements of operations	$(16,356)	$1,624	$4,494

Statutory tax rate	35%	35%	35%

Theoretical tax expenses on the above amount at the federal statutory tax rate	$(5,725)	$568	$1,573
Tax adjustments in respect of foreign subsidiary different tax rate	—	(80)	(270)
Deferred taxes on losses for which valuation allowance was provided	4,666	(1,007)	(1,731)
Goodwill and other amortization	1,620	14	224
Non-deductible expenses	154	176	220
Taxes in respect of prior years	—	349	—
Others	92	(68)	(70)

Actual tax expense (benefit)	$807	$(48)	$(54)

  h.
  Israeli tax reform:

    On January 1, 2003, a comprehensive tax reform took effect in Israel. Pursuant to the reform, resident companies are subject to Israeli tax on income accrued or derived in Israel or abroad. In addition, the concept of "controlled foreign corporation" was introduced according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary if the subsidiary's primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains). The tax reform also substantially changed the system of taxation of capital gains.

NOTE 14:—RELATED PARTIES TRANSACTIONS AND BALANCES

	December 31,
	2002	2003
Balances with related parties:
Long-term loan and convertible loan from related party (see also Note 1b2) (interest accumulated is included in other accounts payable)	$2,000	$2,079

NOTE 15:—STOCKHOLDERS' EQUITY

    The Company's stockholders approved on September 2, 2004, to adopt a 0.7193-for-1 reverse split of the Company's shares of Common stock, to be effected on the effective date of filing an amendment to the Company's certificate of incorporation in respect of the reverse split. Such filing became effective on September 20, 2004. All Common share, options, warrants and per share data included in these financial statements for all periods presented as well as the exchange ratios for the Preferred shares and convertible loan from stockholders have been retroactively adjusted to reflect this 0.7193-for-1 reverse split.

  a.
  General:

    Common stock confers upon its holders the right to receive notice to participate and vote in the stockholders meetings of the Company, the right to receive dividends, if and when declared, and the right to receive the remaining assets of the Company upon liquidation, after the distribution to the holders of Preferred stock.

    Class B convertible Preferred stock confers the same rights as those conferred by Common stock. In addition, the holders of Class B Preferred stock are entitled to receive, if and when declared by the Board of Directors of the Company or upon a sale of the Company or IPO, out of the net profits of the Company, cumulative cash dividends at the rate per share of 8% per annum on the invested amount. Pursuant to the amendment to the class B certificate of designations, the dividends ceased accruing from May 12, 2003 until the earlier of a termination event as defined in the certificate (including an IPO) and January 1, 2005 and in certain events, including an IPO, all accumulated dividends are payable in shares of Common stock at the Company's sole discretion. The shares are convertible into Common stock on a 1 to 0.7193 basis.

    Shares of Class C convertible Preferred stock are convertible into Common stock on a 1 to 0.7193 basis (the certificate of designations contains an adjustment provision in case of an IPO of the Company's Common stock at a price below $20.78 per share in which case the conversion ratio of each share Class C Preferred stock will be adjusted to the quotient obtained in accordance with the following formula: 18.07/(IPO price/1.15)) and could be redeemed, at the holder's sole discretion, into cash (at $18.07 per share) upon the closing of an IPO of the Company's Common stock, which raises more than $20,000. If not redeemed, each share of Class C Preferred stock then outstanding will be automatically converted into shares of Common stock pursuant to the terms of the Class C certificate of designations. Class C convertible Preferred stock confers upon the holders the right to receive dividends, if and when declared.

    In accordance with Emerging Issues Task Force No. D-98 "Classification and Measurement of Redeemable Securities" ("EITF No. D-98"), and Statement of Financial Accounting Standards No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS No. 150"), as the redemption right is subject to the closing of a qualified IPO, and as such within the control of the Company, such Preferred stock was classified within stockholders' equity.

    The Company had accounted for the Convertible Preferred stock under Emerging Issues Task Force No. 98-5, "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios" ("EITF No. 98-5"), no beneficial conversion feature existed.

  b.
  Stock option plans:

  1.
  Under the Company's 1999 Israeli and 2003 Stock Option Plans (the "Israeli Plans") and the Company's U.S. 2001 and 2003 stock option plans (including the assumption of the Apar Employee Equity Plan) (the "U.S. Plans"), options may be granted to officers, directors, employees, advisors and consultants of the Company or its subsidiaries.

  2.
  Pursuant to the Israeli Plans, 5,716,451 options to purchase Common stock were approved. The number of shares issuable upon exercise of outstanding options as of December 31, 2003, under these Israeli Plans is 5,098,000, and options to purchase 618,451 shares are available for future grant.

      Pursuant to the U.S. Plans, options to purchase up to 2,157,900 shares were approved. The number of shares issuable upon exercise of outstanding options as of December 31, 2003 under these U.S. Plans is 1,093,644, and options to purchase 684,628 shares are available for future grant.

    3.
    Options granted under the Israeli Plans and the U.S. Plans are generally exercisable within seven years from the date of the grant. The exercise price of the options granted under the Israeli Plans may not be less than the par value of the shares for which the options are exercisable. The minimum exercise price of the options granted under the U.S. Plans may not be less than a price ranging from 80% to 110% of the fair market value, depending on the applicable circumstances, of the shares for which the options are exercisable. The options granted under the Plans generally vest over three to four years, and any options that are canceled or forfeited before expiration become available for future grants.

      A summary of the Company's employees' stock option activity and related information is as follows:

	Year ended December 31,
							Three months ended June 30, 2004		Six months ended June 30, 2004
	2001		2002		2003
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options(*)	Weighted average exercise price	Number of options(*)	Weighted average exercise price	Number of options(*)	Weighted average exercise price
							(unaudited)
Outstanding at the beginning of the period	4,179,646	$7.83	3,875,774	$7.78	4,323,719	$7.86	6,224,574	$8.17	5,217,834	$7.55
Granted	363,505	$8.47	515,319	$8.47	1,162,532	$6.22	82,720	$11.82	1,111,319	$11.82
Exercised	(239)	$0.01	—	$—	(176,228)	$6.64	(4,546)	$1.78	(23,247)	$1.78
Forfeited	(667,138)	$8.47	(67,374)	$8.47	(92,189)	$4.89	(47,724)	$9.92	(50,882)	$9.55

Outstanding at the end of the period	3,875,774	$7.78	4,323,719	$7.85	5,217,834	$7.55	6,255,024	$8.31	6,255,024	$8.31

Exercisable options at the end of the period	557,951	$4.32	1,963,109	$7.27	3,486,998	$7.21	4,019,841	$7.41	4,019,841	$7.41

(*)
Including the options granted to the employees of Ness GSG (see Note 15b6)

      The options outstanding as of December 31, 2003 have been classified by exercise price, as follows:

Exercise price	Options outstanding as of December 31, 2003	Weighted average remaining contractual life	Weighted average exercise price	Options exercisable as of December 31, 2003	Weighted average exercise price of options exercisable
		Years
$0.01	20,499	3	$0.01	19,989	$0.01
$0.58	86,316	3	0.58	86,316	0.58
$1.78	269,111	7	1.78	269,111	1.78
$3.49	283,893	3	3.49	283,893	3.49
$5.57	214,548	8.75	5.57	75,956	5.57
$7.45	107,607	3	7.45	107,607	7.45
$8.47	4,235,860	3.35	8.47	2,644,126	8.47

	5,217,834		$7.55	3,486,998	$7.21

      Where the Company has recorded deferred stock compensation for options issued with an exercise price below the fair market value of the Common stock at the date of grant, the deferred stock compensation has been amortized and recorded as compensation expense ratably over the vesting period of the options. Compensation expense of approximately

      $0, $0 and $105 was recognized during the years ended December 31, 2001, 2002 and 2003, respectively.

      The weighted average fair values of options granted during the years ended December 31, 2001, 2002 and 2003 were:

	Exceeds market price			Less than market price
	Year ended December 31,			Year ended December 31,
	2001	2002	2003	2001	2002	2003
Weighted average exercise prices	$8.47	$8.47	$—	$—	$—	$6.26
Weighted average fair values on grant date	$2.47	$3.88	$—	$—	$—	$5.09
    4.
    Options issued to consultants:

      The Company's outstanding options to consultants as of December 31, 2003 are as follows:

Issuance date	Options for Common stock	Exercise price per share	Options exercisable
May 2000	25,175	$8.47	25,175
March 2001	5,205	$8.47	5,205

	30,380		30,380

      The Company had accounted for its options to consultants under the fair value method as required by SFAS No. 123 and EITF No. 96-18. Those options vest immediately. The fair value for these options was estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions for 2001: risk-free interest rates of 4.1%, dividend yields of 0%, volatility factors of the expected market price of the Company's Common stock of 0.38, and a weighted-average contractual life of the options of approximately seven years. Compensation expenses of approximately $17 were recognized in general and administrative expenses during the year ended December 31, 2001.

    5.
    Warrants issued for financing transactions:

      In May 1999, the Company granted to a bank warrants to purchase 87,060 shares of Common stock of the Company at an exercise price of $2.42 per share. In December 2003, all warrants were exercised.

      In connection with loans received in March 2000, the Company issued to two banks in Israel warrants to purchase an aggregate of 101,270 shares of Common stock of the Company with an exercise price of $10.33 per share exercisable through March 2005. In November 2003, warrants to purchase 60,989 shares were exercised resulting in the issuance of 26,132 shares of Common stock. As of December 31, 2003, warrants to acquire 40,281 shares are outstanding.

      The Company had accounted for these warrants under Accounting Principles Board No. 14 "Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants" ("APB No. 14"). The total amount of the deemed discount on the loans as a result of the warrant issuance is amortized over the period of the loans.

      The warrants were valued using the Black-Scholes option pricing model with the following assumptions: a risk-free interest rate of 4.1%, volatility of 0.38, a weighted-average contractual life of the options of approximately 4 years, and a dividend yield of 0%. The amortization of the deemed discount of $33, $45 and $45 was recorded as financial expenses during the years 2001, 2002 and 2003, respectively.

    6.
    In respect of the acquisitions of Ness GSG and Ness CEE, the options of related employees assumed by the Company and of former investors were valued by applying the Black-Scholes option pricing model to the Company options, in accordance with FIN No. 44. The calculations were made using the following assumptions for Ness GSG and Ness CEE, respectively: (i) valuation date is June 30, 2003 and September 30, 2002, (ii) market share price is $8.47 and $ 7.23, which represent the fair value of the Company, (iii) risk-free interest rate is 2.5% and 3.1%, (iv) volatility is 0.52 and 0.42, (v) time to expiration is 2.5 and 7 years and (vi) annual dividend rate is 0% for both.

      The fair value of vested options of Ness GSG and Ness CEE was accounted for as part of the related purchase price. The intrinsic value of unvested options of Ness GSG has been allocated to deferred stock compensation. No unvested options existed in Ness CEE. Such deferred stock compensation was deducted from the fair value of the unvested options awards in determining the amount of the purchase price. The calculation of the deferred stock compensation amounting to $548 was based on the number of Ness GSG unvested options outstanding multiplied by the intrinsic value, which is the difference between the market price on June 30, 2003 of $8.47 and the various exercise prices.

      Options granted to employees of Ness GSG that were assumed by the Company are included in the summary of employees' stock option activity, in Note 15b3. Options granted to investors of Ness CEE are included in the summary of options to investors from acquisitions in Note 15b7.

    7.
    As part of prior business combinations during 1999 and 2002, the Company issued options to related former investors to purchase 1,114,552 shares of Common stock of the Company with an exercise price ranging between $0.01 and $8.47 per share (primarily $0.01).

    As of December 31, 2003, 1,114,552 options are outstanding, of which 1,088,718 are exercisable.

    8.
    The Company does not intend to pay cash dividends in the forseeable future.

NOTE 16:—BASIC AND DILUTED NET EARNINGS (LOSS) PER SHARE

  The following table sets forth the computation of the basic and diluted earnings (losses) per share:

  1.
  Numerator:

	Year ended December 31,			Three months ended June 30,		Six months ended June 30,
	2001	2002	2003	2003	2004	2003	2004
	Net earnings (losses) in thousands
				(unaudited)
Net income (loss) from continuing operations as reported	$(17,247)	$1,260	$4,559	$1,060	$2,910	$3,084	$5,327
Allocation of undistributed earnings on Class B Convertible Preferred stock	(2,780)	(2,780)	(1,445)	(449)	(436)	(1,331)	(802)

Numerator for basic and diluted per share data:
Net income (loss) from continuing operations after allocation of undistributed earnings on Class B Convertible Preferred stock	(20,027)	(1,520)	3,114	611	2,474	1,753	4,525
Losses from discontinued operations	(1,234)	(395)	(1,105)	(244)	—	(704)	—

Net income (loss) after allocation of undistributed earnings on Class B Convertible Preferred stock	$(21,261)	$(1,915)	$2,009	$367	$2,474	$1,049	$4,525

  2.
  Denominator:

	Year ended December 31,					Three months ended June 30,		Six months ended June 30,
	2001		2002		2003	2003	2004	2003	2004
	Number of shares in thousands
						(unaudited)
Weighted average number of shares of Common stock	8,247		8,474		12,967	9,828	16,478	9,828	16,478
Weighted average number of shares of Preferred stock	—	(*)	—	(*)	2,412	2,412	2,412	2,412	2,412

Denominator for basic net earnings (loss) per share	8,247		8,474		15,379	12,240	18,890	12,240	18,890

Effect of dilutive securities:
Employee stock options and warrants	—	(*)	—	(*)	1,232	1,078	2,312	1,074	2,357

Dilutive potential common shares	—		—		1,232	1,078	2,312	1,074	2,357

Denominator for diluted net earnings (loss) per share—adjusted weighted average shares, assumed conversions and exercise of options and warrants	8,247		8,474		16,611	13,318	21,202	13,314	21,247

(*)
Anti-dilutive.

NOTE 17:—GEOGRAPHIC INFORMATION

    The Company adopted Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("SFAS No. 131"). The Company operates in one reportable segment (see Note 1 for a brief description of the Company's business). The total revenues are attributed to geographic areas based on the location of the end customer.

    The following presents total revenues for the years ended December 31, 2001, 2002 and 2003 and for the three month and six month periods ended June 30, 2003 and 2004 and long-lived assets as of December 31, 2001, 2002 and 2003 and June 30, 2003 and 2004:

	Year ended December 31,			Three months ended June 30,		Six months ended June 30,
	2001	2002	2003	2003	2004	2003	2004
				(unaudited)
Revenues from sales to unaffiliated customers:
Israel	$141,478	$132,537	$152,925	$35,819	$42,876	$73,499	$84,464
United States	3,971	23,020	35,831	2,884	17,975	6,584	34,210
Europe	6,163	11,019	29,505	6,085	8,645	12,279	18,516
Asia and the Far East	—	—	6,367	—	3,726	—	6,614
Others	—	—	1,140	—	657	—	1,221

	$151,612	$166,576	$225,768	$44,788	$73,879	$92,362	$145,025

	December 31,			June 30,
	2001	2002	2003	2003	2004
				(unaudited)
Long-lived assets:
Israel	$99,131	$103,901	$155,566	$115,667	$154,395
United States	10	88	2,400	96	378
Europe	770	1,493	1,978	1,700	2,005
Asia and the Far East	—	—	4,560	—	4,810
Others	—	—	9	—	7

	$99,911	$105,482	$164,513	$117,463	$161,595

NOTE 18:—SELECTED STATEMENTS OF OPERATING DATA

	Year ended December 31,
	2001	2002	2003
a. Research and development costs, net:
Total expenses	$3,170	$2,236	$2,676
Less—grants and participations	920	720	603
Less—capitalized software development cost	—	—	514

	$2,250	$1,516	$1,559

	Year ended December 31,
	2001	2002	2003
b. Financial expenses, net:
Financial Expenses:
Interest on short-term loans and bank credit	$(776)	$(577)	$(462)
Interest on long-term bank loans	(6,112)	(5,587)	(3,393)
Losses from trading marketable securities	(57)	(47)	(42)
Foreign currency translation adjustments	(770)	(5,285)	—

	(7,715)	(11,496)	(3,897)

Financial income:
Foreign currency translation adjustments	—	—	670
Interest on short-term bank deposits	1,828	2,667	1,776

	1,828	2,667	2,446

	$(5,887)	$(8,829)	$(1,451)

NOTE 19:—SUBSEQUENT EVENTS (UNAUDITED)

  a.
  The Board of Directors of the Company approved and resolved on April 1, 2004 to recommend that holders of the Class B Preferred stock convert accumulated dividends on the Class B Preferred stock (approximately $9,474) to Common stock at a conversion price of $18.07 per share. On September 20, 2004, the Class B convertible Preferred stock certificate of designations was amended to reflect such change. The Board of Directors also approved and resolved on April 1, 2004 to recommend that holders of the Class C Preferred stock waive the redemption right upon an IPO and that the ratchet protection granted to holders of the Class C Preferred stock be reduced to $18.07 per share.

  b.
  The Executive Committee of the Company approved and resolved on August 31, 2004 to provide to certain optionees (specifically, those who exchanged their options in two previously public entities acquired by the Company for options in the Company) the right to redeem the Company's options for a cash payment. The total number of redeemable options, all of which are currently vested, is 391,499, and the aggregate redemption value as of August 31, 2004 is $3.3 million.

    The redemption right is exercisable from October 1, 2004 until May 31, 2006. Each option subject to the redemption right may be transferred by the employee to the Company for a cash payment that is linked, at the employee's sole discretion, either to the Israeli Consumer Price Index and shall bear a NIS interest at the rate of 5% per year, or to the U.S. dollar with a US$ interest at the rate of 6% per year, calculated from the original option grant date of September 23, 1999 or October 3, 1999, up to the redemption date. Each of 283,893 options may be exercised to acquire one share of the Company's Common stock at a price of $3.49 and are redeemable at the NIS equivalent amount of $9.14 per option as of August 31, 2004.

    Each of 107,607 options may be exercised to acquire one share of the Company's Common stock at a price of $7.45, and are redeemable at the NIS equivalent amount of $6.89 per option as of August 31, 2004. The exercise prices and redemption amounts are subject to adjustments for stock splits, dividends, recapitalizations and the like, as set forth in the Company's share option plan to which each option is subject.

    The Company will account for the rights following the guidance of FASB Interpretation No. 28, "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans", ("FIN No. 28"), relating to tandem awards and Emerging Issues Task Force No. 00-23 "Issues Related to the Accounting for Stock Compensation under APB Opinion No. 25 and FASB Interpretation No. 44", ("EITF No. 00-23"). Accordingly, once the Company believes it is likely that the rights would be exercised in the future, a liability will be recorded at the then value of the redemption rights, with a corresponding charge to compensation expense. The liability will be accreted periodically to equal the amount that would be payable if the awards were redeemed at each balance sheet date.

  c.
  Additionally, the Board of Directors of the Company and its stockholders approved and resolved on September 2, 2004 an amendment to the Class C convertible Preferred stock certificate of designation. Such amendment became effective on September 20, 2004. Accordingly, if the Company consummates an IPO prior to December 31, 2004 at a price below $19.44, the conversion ratio of each share of Class C Preferred stock shall be revised to the quotient obtained in accordance with the following formula: 18.07/(IPO price/1.075); provided, that if less than all of the shares of Common stock underlying the Class C convertible Preferred Stock is not sold in such IPO, the conversion ratio applicable to such shares shall be calculated according to the following formula: 18.07/(IPO price/1.15). If the Company consummates an IPO subsequent to January 1, 2005 at a price below $20.78, the conversion ratio shall be calculated according to the following formula: 18.07/(IPO price/1.15).

  d.
  On September 2, 2004, the Board of Directors of the Company and its stockholders approved an increase of 400,000 options to the U.S. 2003 Stock Option Plan and 600,000 options to the 2003 Israeli Stock Option Plan.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders
of Apar Holding Corp.

In our opinion, based on our audits and the report of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of income, of convertible preferred stock and shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Apar Holding Corp. and its subsidiaries (the "Company") at September 30, 2001 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Apar Technologies Limited, a wholly owned subsidiary, which statements reflect total assets of $2,585,000 and $5,333,000 as of September 30, 2001 and 2002, respectively, and total revenues of $1,620,000, $3,574,000 and $7,479,000 for each of the three years in the period ended September 30, 2002. Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Apar Technologies Limited, is based solely on the report of the other auditors. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

As described in Note 2 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, as of October 1, 2001.

/s/ PricewaterhouseCoopers LLP
Pittsburgh, Pennsylvania

March 28, 2003

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of
Apar Technologies Limited

        We have audited the accompanying balance sheets of Apar Technologies Limited (the "Company") as of September 30, 2001 and 2002, and the related statements of income, of stockholders' equity and of cash flows for each of the three years in the period ended September 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluation the overall financial statement presentation.

        In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at September 30, 2001 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

/s/  RSM & CO.
Chartered Accountants

Mumbai, India
March 17, 2003

APAR HOLDING CORP. AND SUBSIDIARIES

Consolidated Balance Sheets

(U.S. dollars in thousands, except share and per share data)

	September 30,
	2001	2002
Assets
Current assets
Cash and cash equivalents	$1,535	$3,482
Short-term investments	7,597	10,867
Accounts receivable, net of allowance for doubtful
accounts of $785 in 2001 and $342 in 2002	9,995	10,567
Unbilled receivables	53	158
Employee advances and other current assets	1,083	1,075
Deferred tax asset (Note 11)	403	273

Total current assets	20,666	26,422
Property and equipment, net (Note 3)	1,748	1,754
Goodwill (Note 2)	2,041	2,041
Deferred tax asset (Note 11)	137	296
Other assets	190	136

Total assets	$24,782	$30,649

Liabilities, Convertible Preferred Stock and Shareholders' Equity
Current liabilities
Book overdraft	$40	$—
Accounts payable	2,982	1,938
Accrued payroll and withholdings	2,201	2,318
Accrued income taxes	694	296
Other accrued expenses	578	916
Due to affiliates (Note 12)	87	77
Current portion of long-term debt (Note 6)	145	154

Total current liabilities	6,727	5,699
Long-term debt, less current portion (Note 6)	194	43

Total liabilities	6,921	5,742
Convertible preferred stock, $.01 par value
Series A-1, 1,500,000 shares authorized, 1,500,000 issued and outstanding (liquidation preference of $1,500)	1,500	1,500
Series A-2, 2,900,000 shares authorized, 2,874,999 issued and outstanding (liquidation preference of $9,000)	8,973	8,973
Series A-3, 600,000 shares authorized, 446,080 shares issued and outstanding (liquidation preference of $2,482)	—	2,482
Shareholders' equity
Common stock, $.01 par value, 20,000,000 shares authorized, 8,500,000 shares in 2001 and 8,565,108 shares in 2002 issued and outstanding	85	86
Additional paid-in capital	5,182	6,143
Unearned compensation	(969)	(1,354)
Accumulated other comprehensive income	46	220
Retained earnings	3,044	6,857

Total shareholders' equity	7,388	11,952

Total liabilities, convertible preferred stock and shareholders' equity	$24,782	$30,649

The accompanying notes are an integral part of these consolidated financial statements.

APAR HOLDING CORP. AND SUBSIDIARIES

Consolidated Statements of Income

(U.S. dollars in thousands, except share and per share data)

	Year Ended September 30,
	2000	2001	2002
Revenues	$43,846	$61,362	$51,494
Cost of revenues	30,237	39,858	32,284

Gross margin	13,609	21,504	19,210
Selling, general and administrative expenses	11,513	20,181	15,093

Income from operations	2,096	1,323	4,117
Interest expense	(158)	(184)	(31)
Interest income	365	354	382

Income before income taxes	2,303	1,493	4,468
Provision for income taxes (Note 11)	721	352	655

Net income	$1,582	$1,141	$3,813

The accompanying notes are an integral part of these consolidated financial statements.

APAR HOLDING CORP. AND SUBSIDIARIES
Consolidated Statements of Convertible Preferred Stock and Shareholders' Equity
(U.S. dollars in thousands, except share data)

	Convertible Preferred Stock
			Common Stock
					Additional Paid-in Capital	Unearned Compensation	Accumulated Other Income	Retained Earnings	Total Shareholders' Equity	Total Comprehensive Income
	Shares	Amount	Shares	Amount
Balance, September 30, 1999	1,500,000	$1,500	8,500,000	$85	$3,728	$—	$21	$321	$4,155
Issuance of Series A-2 preferred stock	2,874,999	8,973	—	—	—	—	—	—	—
Net income for the year	—	—	—	—	—	—	—	1,582	1,582	$1,582
Foreign currency translation	—	—	—	—	—	—	(3)	—	(3)	(3)

Balance, September 30, 2000	4,374,999	10,473	8,500,000	85	3,728	—	18	1,903	5,734	$1,579

Compensation stock options Issuance of options for Company common stock	—	—	—	—	1,742	(1,742)	—	—	—
Compensation charged to expense, net of forfeitures	—	—	—	—	—	485	—	—	485
Forfeiture of stock options	—	—	—	—	(288)	288	—	—	—
Net income for the year	—	—	—	—	—	—	—	1,141	1,141	$1,141
Foreign currency translation	—	—	—	—	—	—	28	—	28	28

Balance, September 30, 2001	4,374,999	10,473	8,500,000	85	5,182	(969)	46	3,044	7,388	$1,169

Issuance of Series A-3 preferred stock	446,080	2,482	—	—	—	—	—	—	—
Compensation stock options Issuance of options for Company common stock	—	—	—	—	1,126	(1,126)	—	—	—
Compensation charged to expense, net of forfeitures	—	—	—	—	—	512	—	—	512
Forfeiture of stock options	—	—	—	—	(229)	229	—	—	—
Exercise of stock options	—	—	65,108	1	64	—	—	—	65
Net income for the year	—	—	—	—	—	—	—	3,813	3,813	$3,813
Foreign currency translation	—	—	—	—	—	—	174	—	174	174

Balance, September 30, 2002	4,821,079	$12,955	8,565,108	$86	$6,143	$(1,354)	$220	$6,857	$11,952	$3,987

The accompanying notes are an integral part of the consolidated financial statements.

APAR HOLDING CORP. AND SUBSIDIAIRES

Consolidated Statements of Cash Flows

(U.S. dollars in thousands)

	Year Ended September 30,
	2000	2001	2002
Cash flows from operating activities
Net income	$1,582	$1,141	$3,813
Adjustments to reconcile net income to net cash flows (used in) provided by operating activities
Depreciation and amortization	432	896	907
Provision for bad debts	256	807	5
Stock option compensation, net of forfeitures	—	485	512
Loss on sale of fixed assets	—	—	20
Loss on closing of Apar Canada	—	—	28
Deferred income taxes	(167)	(364)	(29)
Changes in operating assets and liabilities
Accounts receivable	(9,322)	1,954	(464)
Unbilled receivables	412	424	(105)
Employee advances and other current assets	(581)	209	(63)
Accounts payable	2,304	(392)	(1,047)
Accrued payroll and withholdings	918	287	89
Accrued income taxes	90	129	(332)
Other accrued expenses	124	(545)	320
Other assets	—	44	8

Net cash flows (used in) provided by operating activities	(3,952)	5,075	3,662

Cash flows from investing activities
Expenditures for property and equipment	(801)	(1,180)	(892)
Proceeds from sale of fixed assets	—	—	3
Purchase of short-term investments, net	(5,109)	(2,427)	(3,270)

Net cash flows used in investing activities	(5,910)	(3,607)	(4,159)

Cash flows from financing activities
Book overdraft	349	(584)	(40)
Proceeds from (repayment of) line of credit, net	1,803	(1,803)	—
Payments on long-term debt	(863)	(104)	(141)
Proceeds from the exercise of stock options	—	—	65
Proceeds from issuance of Series A-2 and A-3 Preferred stock	8,973	—	2,482
Due to affiliates, net	160	(50)	(10)

Net cash flows provided by (used in) financing activities	10,422	(2,541)	2,356

Effect of exchange rate changes on cash and cash equivalents	(7)	(51)	88

Net increase (decrease) in cash and cash equivalents	553	(1,124)	1,947
Cash and cash equivalents
Beginning of year	2,106	2,659	1,535

End of year	$2,659	$1,535	$3,482

Supplemental cash flow information
Cash paid for interest	$137	$236	$49
Cash paid for income taxes	857	608	1,030
Noncash investing and financing activities
Unearned compensation for stock options, net of forfeitures	—	1,454	896

The accompanying notes are an integral part of these consolidated financial statements.

APAR HOLDING CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

1.    Description of Business

Apar Holding Corp. was incorporated in Pennsylvania in September 1998. The Company operates through the following wholly owned subsidiaries: Apar Infotech Corp. ("Apar USA"), Apar Infotech Services Pte. Ltd. ("Apar Singapore"), Apar Infotech Limited ("Apar UK"), Apar Technologies Limited ("Apar India") and Apar Infotech Limited ("Apar Canada"). Apar Holding Corp. and its subsidiaries (the "Company") provide computer professionals specializing in hardware and software consulting to customers in various industries. The duration of engagements generally ranges from six months to one year. The Company's services are provided by both employed and subcontracted consultants in numerous geographic locations within the United States, Singapore, India and the United Kingdom.

2.    Summary of Significant Accounting Policies

Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value because of the short maturity of these items. The carrying amount of the Company's line of credit agreement approximates fair market value because the interest rate changes with market interest rates.

Concentration of Credit Risk

The Company's financial instruments exposed to concentrations of credit risk consist primarily of cash and receivables. Cash balances exceeding the federally insured limits are maintained in financial institutions; however, management believes the institutions are of high credit quality. As a consequence, management considers concentrations of credit risks to be limited.

Trade receivables of the Company are derived from sales to customers located throughout the world. The Company performs ongoing credit evaluations of its customers and, to date, has not experienced any material losses. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and short-term investments with original maturities of three months or less.

Short-Term Investments

The Company's short-term investments, consisting of certificates of deposit, are stated at cost, which approximated market value. These investments have maturities of one year or less at date of purchase. Realized gains and losses are computed using the specific identification method. The Company classifies these investments as held to maturity securities as defined by Statement of Financial

Accounting Standards ("SFAS") No. 115, Accounting for Certain Investments in Debt and Equity Securities.

Unbilled Receivables

Unbilled receivables represent time and materials provided to customers in the last month of each fiscal period which are billed after the end of the period.

Employee Advances

The Company periodically makes interest-free advances to its employees in the ordinary course of business. These advances are deducted from future compensation as mutually agreed upon between the Company and the employee. Any unpaid outstanding loan balances, at such time an employees services are terminated, are deducted from the employee's final paycheck.

Property and Equipment

Property and equipment are recorded at cost and depreciated on a straight-line basis over their estimated useful lives. Leasehold improvements are amortized over the related lease period or the estimated useful life, whichever is shorter.

The estimated useful lives of depreciable assets are as follows:

Computer equipment	2 years
Furniture and fixtures	7 years
Office equipment	5 years
Automobiles	5 years
Leasehold improvements	Life of leases ranging from 3 to 5 years

Repair and maintenance expenditures are charged to operations as incurred, while building improvements are capitalized and depreciated over the term of the lease. Upon retirement or sale of an asset, the cost of the asset and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is credited or charged to operations.

Impairment of Long-Lived Assets

The Company's long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. As of September 30, 2002, no impairment losses have been identified.

Capitalized Software Costs

The Company follows the provisions of the American Institute of Certified Public Accountants' Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, which requires capitalization of certain costs incurred in the development of internal-use software.

Goodwill

Goodwill represents the excess purchase price over the fair value of net assets acquired in connection with the acquisition of Apar Singapore and Apar India. Goodwill was being amortized on a straight-line basis over a period of 20 years. Effective October 1, 2001, the Company adopted SFAS No. 142, Goodwill and Other Intangible Assets ("SFAS No. 142"). SFAS No. 142 eliminates the amortization of goodwill and requires annual testing for impairment. See Recent Accounting Pronouncements below.

Revenue Recognition

The Company provides services principally under time-and-materials contracts. Revenue from these contracts are recognized in accordance with SEC Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements. Revenue from contracts with fees based on time-and-materials are recognized as the services are performed (as measured by time incurred) and amounts earned. For contracts with fixed fees, the Company recognizes revenues as amounts become billable in accordance with contract terms provided the billable amounts are not contingent, are consistent with the services delivered and are earned. The Company considers amounts to be earned once evidence of an arrangement has been obtained, services are delivered, fees are fixed or determinable and collectibility is reasonably assured.

Stock-Based Compensation

The Company accounts for stock options issued to employees and directors under Accounting Principles Board Opinion No. 25, Accounting for Stock Options Issued to Employees. Accordingly, compensation expense for stock options issued to employees and directors is measured as the excess, if any, of the fair market value of the Company's stock at the date of grant over the amount the employee or directors must pay to acquire the stock.

The Company accounts for stock options issued to consultants in accordance with the provisions of SFAS No. 123, Accounting for Stock-Based Compensation ("SFAS No. 123") and Emerging Issues Task Force No. 96-18, Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services under the fair value method.

Compensation expense related to stock options is recognized ratably from the date of grant over the vesting period of the option. Unearned compensation reflected in the shareholders' equity section of the consolidated balance sheets is the portion of such compensation that has not been charged to operations.

Proforma information regarding net income is required by SFAS No. 123. This information has been derived as if the Company had accounted for stock options granted to its employees and directors under the fair value method in accordance with SFAS No. 123.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants for the years ended September 30:

	2001	2002
Dividend yield	0%	0%
Expected volatility	0%	0%
Risk-free interest rate	5.71%	6.10%
Expected life	10 years	10 years

The weighted-average grant date fair value of options granted during the years ended September 30, 2001 and 2002 was $2.23 and $4.13 per share, respectively. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the option vesting periods. The Company's pro forma information follows:

	2001	2002
For the years ended September 30
Net income as reported	$1,141	$3,813
Proforma net income	991	3,659

The effects of applying SFAS No. 123 in this pro forma disclosure are not indicative of future amounts, as SFAS No. 123 does not consider additional awards anticipated in the future.

Income Taxes

The Company recognizes deferred tax assets and liabilities for the differences between the financial statement carrying amounts and the tax basis of the Company's assets and liabilities with enacted tax rates in effect in the years in which differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Foreign Currency Translation

The local currency is the functional currency for all of the Company's subsidiaries outside the United States. Assets and liabilities of these operations are translated into U.S. dollars at the exchange rate in effect at the end of each period. Income statement accounts are translated at the weighted average exchange rate prevailing during the year. Translation adjustments arising from the use of differing exchange rates from period to period are included as a component of shareholders' equity. Gains and losses from foreign currency transactions are included in net income for the year.

Accounts Receivable Factoring

The Company accounts for the factoring of accounts receivable in accordance with SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities. At the time the receivables are sold, the balances are removed from the consolidated balance sheet. Costs associated with the sale of receivables are included in interest expense in the consolidated statement of income.

New Accounting Pronouncements

The Financial Accounting Standards Board ("FASB") issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets, in June 2001. SFAS No. 141 requires all business combinations completed after June 30, 2001 to be accounted for under the purchase method. Effective October 1, 2001, the Company adopted SFAS No. 142. Under this standard, goodwill and intangible assets with indefinite lives are no longer amortized, but tested for impairment at least annually. Based on management's analysis, the Company did not record an impairment loss during the year ended September 30, 2002. The following table presents the impact of SFAS No. 142 on net income had the standard been in effect for the years ended September 30:

	2000	2001	2002
Net income, as reported	$1,582	$1,141	$3,813
Adjustments
Goodwill amortization	118	118	—

Net income, adjusted	$1,700	$1,259	$3,813

The FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations, in June 2001, and SFAS No. 144, Accounting for the Impairment of Disposal or Long-Lived Assets, in August 2001. These pronouncements will be adopted effective October 1, 2002. In addition, in June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which is effective for exit or disposal activities that are initiated after December 31, 2002, with early adoption encouraged. Management does not expect the implementation of these new pronouncements to materially impact the Company's financial position or results of operations.

Effective December 31, 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of FASB Statement No. 123, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. This Statement also amends the disclosure provision of SFAS No. 123 and APB No. 28, Interim Financial Reporting, to require disclosure in the summary of significant accounting policies footnote in the financial statements of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. The Company has elected to continue to follow the disclosure-only provisions of SFAS No. 123 and has adopted the required disclosure provisions of SFAS No. 148.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.    Property and Equipment, Net

Property and equipment consisted of the following as of September 30:

	2001	2002
Computer equipment	$1,858	$2,440
Furniture and fixtures	419	485
Office equipment	268	334
Automobiles	64	59
Leasehold improvements	186	323

	2,795	3,641
Less: Accumulated depreciation and amortization	(1,047)	(1,887)

	$1,748	$1,754

Depreciation expense for the years ended September 30, 2000, 2001 and 2002 was $314, $724 and $855, respectively.

4.    Line of Credit

On November 16, 2000, Apar USA entered into a line of credit agreement with a bank, providing for maximum borrowings of up to $4,000. Borrowings under the new line of credit are payable on demand and accrue interest at the lower of the bank's prime rate less .25% or the bank's ABS rate plus 2.25% (5.1% at September 30, 2001). The agreement is collateralized by all of Apar USA's assets and is guaranteed by the Company. Proceeds from this agreement were used to retire the outstanding borrowings under the line of credit with another former bank.

Effective October 9, 2001, the line of credit agreement was amended to reduce the maximum borrowings available under the agreement to the lower of $3,000 or 80% of the Company's eligible accounts receivable, as defined in the agreement, and to change the rate of interest to the lower of the prime rate less .75% or the bank's ABS rate plus 1.75% (3.8% at September 30, 2002).

No amounts were outstanding under the line of credit agreement at September 30, 2001 and 2002.

5.    Overdraft Facility

Apar Singapore has an overdraft facility with a bank providing for maximum borrowings of 500,000 Singapore dollars (or U.S. $281). Borrowings under the facility accrue interest at LIBOR plus 1%. No amounts were drawn under this facility at September 30, 2001 and 2002.

6.    Long-Term Debt

Long-term debt at September 30, 2001 and 2002 consisted of the following:

	2001	2002
Apar India notes payable (a)	$19	$17
Capitalized lease obligations (b)	320	180

	339	197
Less: Current portion	145	154

	$194	$43

(a)
The notes are payable in monthly principal and interest installments and accrue interest at rates ranging from 11.7% to 17.5%.

(b)
At September 30, 2001 and 2002, the Company was obligated under capital leases for equipment with a cost of $443 and accumulated amortization of $128 and $258, respectively. The following schedule summarizes the future minimum lease payments:

September 30,
2003	$147
2004	25
2005	25

Total	197
Less: Amount representing interest at rates ranging from 9.0% to 9.5%	(17)

Present value of minimum lease obligations	180
Less: Current portion	(144)

Long-term portion of capital lease obligations	$36

7.    Factoring Agreement

Apar Singapore has an agreement with a financial institution under which it can sell on an on-going basis its interest in certain trade accounts receivable. Under the factoring agreement, the Company irrevocably and without recourse, transfers all eligible trade accounts receivable to the financial institution. The Company does not retain interest in the receivables sold nor does it retain responsibilities for the collection or the administration of these receivables. The level of the Company's outstanding receivables, which can be sold under the agreement, is capped at approximately 2,000,000 Singapore dollars (or U.S. $1,125). The facility is guaranteed by the president of the Company.

The receivables sold are removed from the balance sheet since they meet the applicable criteria of Statement of Financial Accounting Standards No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. The receivables are sold to the financial institution at net book value, therefore, the Company does not recognize a gain or loss in the consolidated statement of income.

The Company is charged a fee for the sale of the receivables sold, which is calculated based on the dollar amount of the receivables sold at 2% per annum above the prevailing Prime Rate of the financial institution or such other rate as the financial institution may determine from time to time during the period the receivables are outstanding. The fee associated with the sale of the receivables is included in interest expense in the consolidated statement of income.

During the years ended September 30, 2000, 2001 and 2002, the Company sold trade accounts receivables in the amount of U.S. $580, $50 and $28, respectively. The Company recognized interest expense of U.S. $67, $4 and $2 during the years ended September 30, 2000, 2001 and 2002, respectively.

8.    Preferred Stock

On December 31, 1998, the Company issued 1,500,000 shares of $.01 par, Series A-1 Convertible Preferred Stock for total proceeds of $1,500. In connection with the Series A-1 issuance, the Company granted the investors warrants to purchase shares of the Company's Series A-1 Preferred Stock at exercise prices as set forth in the warrant agreement. All warrants were cancelled in January 2000.

On January 28, 2000, the Company issued 2,874,999 shares of $.01 par, Series A-2 Convertible Preferred Stock for total proceeds of $9,000.

In April 2001, the Company amended its Articles of Incorporation to change the authorized number of Series A-2 Preferred Stock from 3,500,000 to 2,900,000 and to authorize 600,000 shares of Series A-3 Preferred Stock. On October 19, 2001, the Company issued 446,080 shares of Series A-3 Convertible Preferred Stock for total proceeds of $2,482.

Each share of Series A-1, Series A-2 and Series A-3 Preferred Stock is convertible at the option of the holder at any time into shares of common stock of the Company, at an initial conversion price of $1.00, subject to adjustment under certain conditions. In addition, upon a liquidation event, including a consolidation or merger of the Company or a sale of all or substantially all of the assets of the Company, the Series A-1, Series A-2, and Series A-3 preferred stock are convertible into shares of common stock of the Company at an initial conversion price of $1.00, subject to adjustment under certain conditions. As of September 30, 2002, there are 4,821,079 shares of common stock reserved for issuance upon conversion of the outstanding Series A-1, Series A-2 and Series A-3 Preferred Stock.

Each holder of Series A-1, Series A-2 and Series A-3 Preferred Stock has voting rights equal to the number of shares of common stock into which the Series A shares are convertible. The holders of the Series A-1, Series A-2 and Series A-3 Preferred Stock, voting separately as a class, are entitled to nominate and elect one member of the Board of Directors of the Company.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of shares of Series A-1, Series A-2 and Series A-3 Preferred Stock then outstanding are entitled to receive $1.00, $3.13 and $5.565 per share, respectively, plus all accrued and unpaid dividends. Obligations to the holders of Series A Preferred Stock, with Series A-1 holders having the greatest preference, must be satisfied prior to any distribution to holders of common stock.

9.    Stock Options

Effective September 1, 2000, the Company established an Employees' Equity Plan (the "Plan"), which provides for the issuance of options to purchase the common stock of the Company to employees, directors and consultants of the Company and affiliated companies. Up to an aggregate of 1,500,000 shares of the Company's authorized but unissued or reacquired common stock are reserved for issuance of options under the Plan. The Plan is administered and exercise prices at which options are granted are determined by the Company's Board of Directors. Both nonqualified stock options and incentive stock options, as defined by the Internal Revenue Code of 1986, as amended, may be granted under the Plan. The options are nontransferable and are cancelable 3 months after termination of the optionee's employment or other association with the Company. Nonqualified stock options and incentive stock options granted under the Plan may, at the discretion of the Company's Board of Directors, immediately vest, from the date of grant or may vest in one or more installments over the participant's period of service, and expire no later than 10 years from the date of grant.

Additional information regarding options granted to the Company's employees is summarized below:

	Options	Weighted Average Exercise Price
Outstanding at September 30, 2000	—	$—
Granted	817,850	1.00
Exercised	—	—
Forfeited	(135,175)	1.00

Outstanding at September 30, 2001	682,675	$1.00
Granted	579,000	2.69
Exercised	(65,108)	1.00
Forfeited	(299,704)	2.50

Outstanding at September 30, 2002	896,863	$1.59

Options exercisable at September 30, 2001	170,669

Options exercisable at September 30, 2002	324,538

The following table summarizes information about stock options outstanding at September 30, 2002:

	Options outstanding			Options exercisable
Exercise prices	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Prices	Number Exercisable	Weighted Average Exercise Price
$1.00	649,175	$8.23	$1.00	311,413	$1.00
$3.13	247,688	9.54	3.13	13,125	3.13

Total	896,863	$8.89	$2.07	324,538	$2.07

Since certain options were granted to employees at exercise prices below the fair market value of the Company's common stock on the date of grant as determined by the Board of Directors, the Company has recorded unearned compensation in the amount of $1,742 and $1,126 in the years ended 2001 and

2002, respectively. The unearned compensation is being charged to expense over the vesting period of the options. Compensation expense recorded for these options totaled $485 and $512, net of forfeitures, for the years ended September 30, 2001 and 2002, respectively.

The weighted average remaining contractual life of options outstanding at September 30, 2001 and 2002 is 9.1 and 8.6 years, respectively.

10.    401(k) Plan

Effective March 1, 2001, Apar USA adopted a 401(k) plan covering substantially all of its employees. Employees are eligible to participate in the plan after completion of three months of service. Participants may contribute a percentage of Apar USA gross wages up to 20% annually. After the employee has completed one year of service, Apar USA matches 25% of the employee's contribution up to 5% of compensation. Company contributions charged to operations were $29 and $62 for the years ended September 30, 2001 and 2002, respectively. Apar USA's contributions are vested to the employee based upon a vesting schedule as outlined in the plan document.

11.    Income Tax

Income before income taxes included income (loss) of approximately $996, $(900) and $434 from domestic operations and income of approximately $1,307, $2,393 and $4,034 from foreign operations for the years ended September 30, 2000, 2001 and 2002, respectively.

The provision for income taxes for the years ended September 30, is as follows:

	2000	2001	2002
Current taxes
Federal	$534	$87	$214
State	85	33	32
Foreign	269	595	438

	888	715	684

Deferred taxes
Federal	(143)	(296)	—
State	(24)	(82)	—
Foreign	—	15	(29)

	(167)	(363)	(29)

Total	$721	$352	$655

A reconciliation of income tax at the U.S. federal statutory rate to the Company's effective rate for the years ended September 30, is as follows:

	2000	2001	2002
Statutory U.S. federal income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefit	3.3	(2.1)	.5
Nondeductible expenses	—	7.7	1.5
Foreign tax at less than federal statutory rate	(7.0)	(19.6)	(18.4)
Other	—	2.6	(3.9)

Effective income tax rate	31.3%	23.6%	14.7%

The components of deferred tax assets and liabilities consisted of the following as of September 30,

	2001	2002
Deferred tax assets
Accounts receivable	$296	$108
Accrued expenses	129	148
Organizational costs	9	34
Stock option compensation	134	261
Depreciation	26	48

Total assets	594	599

Deferred tax liabilities
Depreciation	(22)	(13)
Organizational costs	—	(5)
Other	(32)	(12)

Total liabilities	(54)	(30)

Net deferred tax assets	$540	$569

12.    Due to Affiliates

Subsidiaries of the Company periodically receive advances from Apar Investments Pte. Ltd. and Scope India Pvt. Ltd., shareholders of the Company, and a director for working capital purposes. The advances, which totaled $160, $87 and $77 in the years ended September 30, 2000, 2001 and 2002, respectively, are unsecured, noninterest-bearing and due on demand. At September 30, 2001 and 2002, $87 and $77 were due to Apar Investments Pte. Ltd, respectively.

13.    Commitments

Leases

The Company conducts its operations in leased facilities and leases an automobile under noncancelable operating leases expiring at various dates through 2007. Rental expense amounted to approximately $592, $1,439 and $1,530 for the years ended September 30, 2000, 2001 and 2002, respectively.

Future minimum lease payments, net of subrental income, under operating lease agreements with initial or remaining noncancelable terms in excess of one year as of September 30, are as follows:

2003	$1,620
2004	1,353
2005	1,073
2006	231
2007	73

In September 2001, the Company ceased operations of three of its leased facilities. For the year ended September 30, 2001, the Company recorded a lease termination loss of approximately $205 for these leases, net of any subrental income.

The activity related to the termination accrual at September 30, is as follows:

	2001	2002
Accrued at beginning of year	$—	$205
Charged to expense	205	71
Cash expenditures	—	94

Accrued at end of year	$205	$370

Financial Guarantee

Under Indian custom duty law, a company is entitled to import capital goods free of custom duty for export business. Apar India exports 100% of the services it provides to customers outside of India. In the event the customs department determines business to be non-export business, Apar India would be responsible for making payments on those obligations. A bank has provided the customs department with a financial guarantee on behalf of Apar India in the amount of 2,200,000 Rupees (or U.S. $46) and 2,200,000 Rupees (or U.S. $45) at September 30, 2001 and 2002, respectively, for these obligations.

Apar India had an outstanding letter of credit at September 30, 2002 of 3,500,000 Rupees (or U.S. $72). Apar India was required to issue a letter of credit to a vendor in connection with the import of furniture from Malaysia. No letters of credit were outstanding at September 30, 2001.

14.    Geographic Information

The Company's reportable segments are organized primarily by geographic region. The Company evaluates the performance of its segments and allocates resources to them based on pre-tax income (loss). The accounting policies of the segments are the same as those policies described in Note 2.

The table below presents information about reported segments for the years ended September 30:

	2000	2001	2002
Revenues
United States	$28,597	$38,495	$31,458
United Kingdom	4,190	10,198	7,439
Singapore	10,947	12,401	12,277
India	1,620	3,574	7,479
Intercompany revenues	(1,508)	(3,306)	(7,159)

Total consolidated	$43,846	$61,362	$51,494

Pre-tax income (loss)
United States	$996	$(900)	$434
Canada	(53)	(176)	(35)
United Kingdom	385	1,394	900
Singapore	474	247	379
India	501	928	2,790

	$2,303	$1,493	$4,468

The following is a breakdown of tangible long-lived assets by geographic region as of September 30:

	2001	2002
United States	$787	$525
Canada	7	—
United Kingdom	131	95
Singapore	98	70
India	725	1,064

	$1,748	$1,754

APAR HOLDING CORP. AND SUBSIDIARIES

Unaudited Condensed Consolidated Balance Sheets

(U.S. Dollars in Thousands)

June 30, 2003
ASSETS
Current assets
Cash and cash equivalents	$3,422
Short-term investments	9,707
Receivable, net of allowance for doubtful accounts of $412	13,151
Employee advances and other current assets	1,668
Deferred tax asset	613

Total current assets	28,561
Property and equipment, net	2,427
Goodwill	2,041
Deferred tax asset	456
Other assets	94

Total assets	$33,579

LIABILITIES, CONVERTIBLE PREFERRED STOCK AND SHAREHOLDERS' EQUITY
Current liabilities
Borrowings on line of credit	$1,000
Accounts payable	3,552
Accrued expenses and liabilities	4,278
Due to affiliates	69
Current portion of long-term debt	44

Total current liabilities	8,943
Long-term debt, less current portion	34

Total liabilities	8,977
Convertible preferred stock	12,955
Shareholders' equity
Common stock	86
Additional paid-in capital	6,275
Unearned compensation	(1,050)
Accumulated other comprehensive income	555
Retained earnings	5,781

Total shareholders' equity	11,647

Total liabilities, convertible preferred stock and shareholders' equity	$33,579

See accompanying notes to the unaudited condensed consolidated financial statements.

APAR HOLDING CORP. AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Operations

(U.S. dollars in thousands)

	Nine-Month Period Ended June 30,
	2002	2003
Revenues	$37,877	$43,543
Cost of revenues	21,980	29,840

Gross margin	15,897	13,703
Selling, general and administrative expenses	12,428	15,144

Income (loss) from operations	3,469	(1,441)
Interest income, net	263	130

Income (loss) before income taxes	3,732	(1,311)
Income tax provision (benefit)	764	(235)

Net loss	$2,968	$(1,076)

See accompanying notes to the unaudited condensed consolidated financial statements.

APAR HOLDING CORP. AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Convertible Preferred Stock and Shareholders' Equity

(U.S. dollars in thousands)

	Convertible Preferred Stock
			Common Stock				Accumulated Other Comprehensive Income
					Additional Paid-in Capital	Unearned Compensation		Retained Earnings	Total Shareholders' Equity	Total Comprehensive Income (Loss)
	Shares	Amount	Shares	Amount
Balance, September 30, 2001	4,374,999	$10,473	8,500,000	$85	$5,182	$(969)	$46	$3,044	$7,388
Issuance of Series A-3 preferred stock	446,080	2,482	—	—	—	—	—	—	—
Compensation for stock options
Issuance of options	—	—	—	—	955	(955)	—	—	—
Compensation expense, net of forfeitures	—	—	—	—	—	364	—	—	364
Forfeiture of stock options	—	—	—	—	(171)	171	—	—	—
Exercise of stock options	—	—	65,108	1	64	—	—	—	65
Net income for the nine-month period	—	—	—	—	—	—	—	2,968	2,968	$2,968
Foreign currency translation	—	—	—	—	—	—	173	—	173	173

Balance, June 30, 2002	4,821,079	$12,955	8,565,108	$86	$6,030	$(1,389)	$219	$6,012	$10,958	$3,141

Balance, September 30, 2002	4,821,079	$12,955	8,565,108	$86	$6,143	$(1,354)	$220	$6,857	$11,952

Compensation for stock options
Issuance of options	—	—	—	—	724	(724)	—	—	—
Compensation expense, net of forfeitures	—	—	—	—	—	436	—	—	436
Forfeiture of stock options	—	—	—	—	(592)	592	—	—	—
Net loss for the nine-month period	—	—	—	—	—	—	—	(1,076)	(1,076)	$(1,076)
Foreign currency translation	—	—	—	—	—	—	335	—	335	335

Balance, June 30, 2003	4,821,079	$12,955	8,565,108	$86	$6,275	$(1,050)	$555	$5,781	$11,647	$(741)

See accompanying notes to the unaudited condensed consolidated financial statements.

APAR HOLDING CORP. AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Cash Flows

(U.S. dollars in thousands)

	Nine-Month Period Ended June 30,
	2002	2003
Cash flows from operating activities
Net income (loss)	$2,968	$(1,076)
Adjustments to reconcile net income (loss) to net cash flows used in operating activities
Depreciation and amortization	647	798
Stock option compensation, net of forfeitures	364	436
Deferred income taxes	(22)	(499)
Changes in operating assets and liabilities
Receivable	(195)	(2,230)
Employee advances and other assets	(1,533)	(300)
Accounts payable, accrued expenses and liabilities	(903)	1,904

Net cash flows used in operating activities	1,326	(967)

Cash flows from investing activities
Expenditures for property and equipment	(727)	(1,370)
Proceeds from sale of short-term investments, net	503	1,163

Net cash flows used in investing activities	(224)	(207)

Cash flows from financing activities
Borrowings on line of credit, net	150	1,000
Payments on long-term debt and affiliate loans	(106)	(64)
Proceeds from issuance of Series A-3 preferred stock	2,482	—
Proceeds from exercise of stock options	65	—

Net cash flows provided by financing activities	2,591	936

Effect of exchange rate changes on cash and cash equivalents	232	178

Net decrease in cash and cash equivalents	3,925	(60)
Cash and cash equivalents
Beginning of year	1,535	3,482

End of year	$5,460	$3,422

See accompanying notes to the unaudited condensed consolidated financial statements.

APAR HOLDING CORP. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

1.    Basis of Presentation

  The accompanying unaudited condensed consolidated financial statements include the accounts of Apar Holding Corp. and its subsidiaries (collectively, the "Company") and have been prepared in accordance with accounting principles generally accepted in the United States of America. In the opinion of the Company's management, the accompanying unaudited condensed consolidated financial statements contain all adjustments, consisting only of those of a normal, recurring nature necessary for a fair presentation of the results of operations and cash flows of the Company for the periods indicated. While management believes that the disclosures presented are adequate to make the information not misleading, these financial statements should be read in conjunction with the audited consolidated financial statements of the Company for the years ended September 30, 2001 and 2002, included elsewhere in this Form S-1. Operating results for the nine-month period ended June 30, 2003 are not necessarily indicative of the results that may be expected for an entire fiscal year.

2.    Property and Equipment, Net

Property and equipment consisted of the following as of June 30, 2003:
Computer equipment	$3,274
Furniture and fixtures	843
Office equipment	417
Automobiles	36
Leasehold improvements	545

5,115
Less: Accumulated depreciation and amortization	(2,688)

$2,427

  Depreciation expense for the nine-month periods ended June 30, 2002 and 2003 was $620 and $771, respectively.

3.    Line-of-Credit

  The Company's U.S. subsidiary, Apar Infotech, has a line of credit agreement with a bank providing for maximum borrowings of $3,000 or 80% of Apar Infotech's eligible accounts, as defined in the agreement. Borrowings under the line of credit are payable on demand and accrue interest at the lower of the prime rare less 0.75% or the bank's ABS rate plus 1.75% (3.08% at June 30, 2003). The agreement is collateralized by all of Apar Infotech's assets and is guaranteed by the Company. APAR Infotech had $1,000 in borrowings outstanding under this agreement at June 30, 2003.

4.    Stock Options

  The Company has an Employees' Equity Plan (the "Plan"), which provides for the issuance of options to purchase the common stock of the Company to employees, directors and consultants of the Company and affiliated companies. Up to an aggregate of 1,500,000 shares of the Company's authorized but unissued or reacquired common stock are reserved for issuance of options under the Plan.

  Information regarding options granted to the Company's employees during the nine-month period ended June 30, 2003, is summarized below:

	Options	Weighted Average Exercise Price
Outstanding at September 30, 2002	896,863	$1.59
Granted	319,000	3.13
Exercised	—	—
Forfeited	(141,800)	1.14

Outstanding at June 30, 2003	1,074,063	$2.04

Options exercisable at June 30, 2003	481,450

  Since certain options were granted to employees at exercise prices below the fair market value of the Company's common stock on the date of grant as determined by the Board of Directors, the Company has recorded additional unearned compensation in the amount of $724 for the nine-month period ended June 30, 2003. The unearned compensation is being charged to expense over the vesting period of the options. Compensation expense recorded for these options totaled $436 net of forfeitures, for the nine-month period ended June 30, 2003.

  The weighted average remaining contractual life of options outstanding at June 30, 2003 is 8.1 years. The weighted average grant date fair value of options granted during the nine-month period ended June 30, 2003 was $3.51 per share.

5.    Subsequent Event

  Effective June 30, 2003, Ness Technologies, Inc. ("Ness") acquired all of the outstanding stock of Apar Holding Corp. The total purchase price of $67,650 consisted of $11,000 in cash, 8,649,676 shares of Ness's common stock and the assumption of options to purchase 962,352 shares of common stock of Apar Holding Corp., or 750,898 shares of common stock of Ness, as adjusted in accordance with the merger exchange ratio, at a weighted average exercise price, adjusted in accordance with the merger exchange ratio, of $2.62 per share valued at the fair value of $2,979, of which $548 was allocated to deferred compensation.

11,672,000 Shares

Common Stock

PROSPECTUS

            , 2004

LEHMAN BROTHERS	MERRILL LYNCH & CO.

FRIEDMAN BILLINGS RAMSEY	PIPER JAFFRAY

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

        The following table sets forth the various expenses (other than underwriting commissions and other fees to be paid to the underwriters) which will be paid by the Registrant in connection with the issuance and distribution of the securities being registered. With the exception of the SEC registration fee, the NASD filing fee and the Nasdaq National Market listing fee, all amounts shown are estimates.

SEC registration fee	$28,912
NASD filing fee	23,319
Nasdaq National Market listing fee	125,000
Blue sky fees and expenses (including legal and filing fees)	5,000
Printing and engraving expenses	400,000
Legal fees and expenses (other than Blue sky)	700,000
Accounting fees and expenses	800,000
Transfer Agent and Registrar fees and expenses	3,500
Directors' and Officers' Insurance	350,000
Miscellaneous expenses	550,000

Total	$2,985,731

Item 14. Indemnification of Directors and Officers.

        The Certificate of Incorporation of the Registrant provides that the Registrant shall indemnify to the fullest extent permitted by Delaware General Corporation Law, or the DGCL, any person whom it may indemnify thereunder, including directors, officers, employees and agents of the Registrant. In addition, the Registrant's Certificate of Incorporation eliminates, to the extent permitted by the DGCL, personal liability of directors to the Registrant and its stockholders for monetary damages for breach of fiduciary duty.

        The Registrant's authority to indemnify its directors and officers is governed by the provisions of Section 145 of the DGCL, as follows:

          (a)   A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person's conduct was unlawful.

          (b)   A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

          (c)   To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

          (d)   Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

          (e)   Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys' fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

          (f)    The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office.

          (g)   A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the corporation would have the power to indemnify such person against such liability under this section.

          (h)   For purposes of this section, references to the "corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

          (i)    For purposes of this section, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by such director, officer, employee, or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

          (j)    The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

          (k)   The Court of Chancery is hereby vested with exclusive jurisdiction to herein determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation's obligation to advance expenses (including attorneys' fees).

        Pursuant to the Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement, the Registrant has agreed to indemnify the Underwriters and the Underwriters have agreed to indemnify the Registrant and its directors, officers and controlling persons against certain civil liabilities that may be incurred in connection with the offering, including certain liabilities under the Securities Act.

        The Registrant will enter into Indemnification Agreements with each of its directors and certain executive officers (as well as directors and certain executive officers of the Registrant's subsidiaries), whereby it will agree to indemnify, to the fullest extent permitted by applicable law, each such director and officer from and against any and all expenses (including attorneys' fees), judgments, fines, penalties, excise taxes and amounts paid in settlement or incurred by such director or officer for or as a result of action taken or not taken while such director or officer was acting in his capacity as a director or executive officer of the Registrant or the Registrant's affiliates.

Item 15. Recent Sales of Unregistered Securities.

        During the past three years, the following securities were sold by the Registrant without registration under the Securities Act of 1933, as amended (the "Securities Act"). All certificates representing the securities described herein and currently outstanding have been appropriately legended. The securities described below were deemed exempt from registration under the Securities

Act in reliance upon Section 4(2), Regulation D or Regulation S of the Securities Act. There were no underwriters employed in connection with any of the transactions set forth in this Item 15. All of these securities, to the extent not included in this registration statement, are deemed restricted securities for purposes of the Securities Act. All share references reflect a 0.7193-for-one reverse split of shares of the Registrant's common stock.

  1.
  In 2001, the Registrant issued 239 shares of common stock upon exercise of options by an employee.

  2.
  In 2002, the Registrant issued 27,262 shares of common stock upon exercise of options by an investor.

  3.
  On September 20, 2002, the Registrant issued an aggregate of 901,341 shares of its common stock to the stockholders of APP Group CEE B.V. in connection with the Registrant's acquisition of APP. The Registrant also issued options to purchase an aggregate of 164,582 shares of common stock in exchange for options previously issued by APP to its employees and directors. On April 23, 2003, the Registrant issued an additional 4,746 shares of common stock to holders of APP depository receipts in connection with such acquisition.

  4.
  On December 27, 2002, the Registrant issued an aggregate of 647,170 shares of common stock to certain stockholders of its subsidiary, Ness U.S.A. Inc. in connection with an exchange of the Registrant's shares for shares of Ness U.S.A. common stock.

  5.
  Effective June 30, 2003, the Registrant issued an aggregate of 6,221,712 shares of common stock to former stockholders of Apar Holding Corp. in connection with its acquisition of Apar. The Registrant also assumed options to purchase an aggregate of 540,121 shares of common stock previously issued by Apar to its employees and directors.

  6.
  In 2003, the Registrant issued 296,855 shares of common stock upon exercise of options by its employees and entities affiliated therewith and an investor and 113,192 shares of its common stock upon exercise of warrants and options by its lenders.

  7.
  In 2004, the Registrant issued 198,324 shares of its common stock upon exercise of options by former employees.

  8.
  As of August 31, 2004, the Registrant had outstanding options to purchase 7,246,457 shares of its common stock, 3,430,864 of which were granted to its employees, non-employee directors and consultants in the preceding three years.

Item 16. Exhibits and Financial Statements.

  (a)
  Exhibits:

Number	Description of Exhibit
*1.1	Form of Underwriting Agreement.
*3.1	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be effective upon the completion of the offering to which this Registration Statement relates.
*3.2	Form of Amended and Restated Bylaws of the Registrant, to be effective upon the completion of the offering to which this Registration Statement relates.
*4.1	Specimen Certificate for the Registrant's common stock.
*5	Opinion of Olshan Grundman Frome Rosenzweig & Wolosky LLP.
*10.1	Registration Rights Agreement, dated as of March 26, 1999, among the Registrant and the other signatories listed therein.

*10.2	Registration Rights Agreement, dated as of May 13, 1999, between the Registrant and Velston Pte. Ltd.
*10.3	Second Amended and Restated Registration Rights Agreement, dated as of June 30, 2003, among the Registrant and the other signatories listed therein.
*10.4	Amendment to Second Amended and Restated Registration Rights Agreement, dated as of September 2, 2004, by and among the Registrant and the other signatories listed therein.
*10.5	Loan Agreement, dated as of July 29, 1999, between Israel Discount Bank Ltd. and Nesstech Advanced Technologies (1999) Ltd.
*10.6	Loan Agreement, dated as of July 29, 1999, between Bank Hapoalim B.M. and Nesstech Advanced Technologies (1999) Ltd.
*10.7	Apar Holding Corp. Employees' Equity Plan.
*10.8	Ness Technologies, Inc. 1999 Share Option Plan.
*10.9	Ness Technologies, Inc. 2001 Stock Option Plan.
*10.10	Ness Technologies, Inc. 2003 Israeli Share Option Plan.
*10.11	Ness Technologies, Inc. 2003 Stock Option Plan.
*10.12	Agreement, dated as of August 1, 1999, between the Registrant and Aharon Fogel.
*10.13	Amendment to Agreement, dated as of May 31, 2001, between the Registrant and Aharon Fogel.
*10.14	Services Agreement, dated as of July 1, 2003, between Ness Technologies Holdings Ltd. and GLY—Technological Horizons Ltd. (English translation).
*10.15	Amended and Restated Employment Agreement, effective as of June 1, 2001, between the Registrant, Raviv Zoller and Ness Technologies Israel Ltd.
*10.16	Amendment to Amended and Restated Employment Agreement, effective as of January 1, 2004, between the Registrant, Raviv Zoller and Ness Technologies Israel Ltd.
*10.17	Employment Agreement, dated as of May 14, 2004, between the Registrant and Yaron Garmazi.
*10.18	Special Personal Employment Agreement, dated as of December 12, 1995, between Advanced Technology Ltd. and Tuvia Feldman (English translation).
*10.19	Addendum to Personal Employment Agreement, dated as of August 1, 1999, between Advanced Technology Ltd. and Tuvia Feldman (English translation).
*10.20	Addendum to Personal Employment Agreement, dated as of August 23, 1999, between Advanced Technology Ltd. and Tuvia Feldman (English translation).
*10.21	Employment Agreement Addendum, dated as of August 27, 2000, between the Registrant and Tuvia Feldman.
*10.22	Summary of Meeting, dated May 3, 2001, between Raviv Zoller and Tuvia Feldman (English translation).
*10.23	Agreement, dated as of February 1, 1999, between Compro Software Industries (1997) Ltd. and Lea Atad (English translation).

*10.24
Transition Agreement and Continuity of Rights, dated as of July 1, 1999, between Ness Technologies and Ventures Ltd. (formerly Compro Software Industries (1997) Ltd.), Ness B.S.G. Ltd. (formerly Contahal Ltd.) and Lea Atad (English translation).
*10.25	Offer Letter, dated January 29, 2004, between the Registrant and Ivan Hruska.
*10.26	Contract of Employment, effective as of March 1, 2004, between the Registrant and Ivan Hruska.
*10.27	Special Personal Employment Agreement, dated as of December 12, 1995, between Advanced Technology Ltd. and Yoram Michaelis (English translation).
*10.28	Addendum to Personal Employment Agreement, dated as of August 1, 1999, between Advanced Technology Ltd. and Yoram Michaelis (English translation).
*10.29	Addendum to Personal Employment Agreement, dated as of August 23, 1999, between Advanced Technology Ltd. and Yoram Michaelis (English translation).
*10.30	Form of Indemnification Agreement by and between the Registrant and its officers and directors.
*10.31	Stock Purchase Agreement, dated as of August 30, 2002, among the shareholders of APP Group CEE B.V. listed therein and the Registrant.
*10.32	Merger Agreement, dated as of May 12, 2003, among the Registrant, Ness Acquisition Corp., Apar Holding Corp. and the shareholders of Apar Holding Corp. listed therein.
*21	Subsidiaries of the Registrant.
23.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.
23.2	Consent of PricewaterhouseCoopers LLP.
23.3	Consent of RSM & Co.
*23.4	Consent of Olshan Grundman Frome Rosenzweig & Wolosky LLP (contained in Exhibit 5).
*24	Powers of Attorney (included on the signature page of the initial filing of this Registration Statement).
*99.1	Consent of Satyam C. Cherukuri.
*99.2	Consent of Dan S. Suesskind.
*99.3	Consent of Gartner, Inc.

*
Previously filed.

(b)
Financial Statement Schedules:

Schedule
II—Valuation and Qualifying Accounts of Ness Technologies, Inc.

Item 17. Undertakings.

        (a)   The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

        (b)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        (c)   The undersigned registrant hereby undertakes that:

          (1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tel Aviv, State of Israel on the 23rd day of September, 2004.

NESS TECHNOLOGIES, INC.
By:	/s/ RAVIV ZOLLER Raviv Zoller President and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
* Aharon Fogel	Chairman of the Board	September 23, 2004
/s/ RAVIV ZOLLER Raviv Zoller	President and Chief Executive Officer (principal executive officer)	September 23, 2004
/s/ YARON GARMAZI Yaron Garmazi	Chief Financial Officer (principal financial and accounting officer)	September 23, 2004
* Rajeev Srivastava	Director	September 23, 2004
* Henry Kressel	Director	September 23, 2004
* Morris Wolfson	Director	September 23, 2004
* Hagai Lavi	Director	September 23, 2004
*
Signed by Raviv Zoller as attorney-in-fact.

SCHEDULE II—SCHEDULE OF VALUATION AND QUALIFYING ACCOUNTS

	Balance at beginning of period	Provision for doubtful accounts	Write-off of previously provided accounts	Translation adjustments	Balance at end of period
	(dollars in thousands)
Year ended December 31, 2003 Allowance for doubtful accounts	$1,486	$366	$(212)	$145	$1,785
Year ended December 31, 2002 Allowance for doubtful accounts	$4,923	$(969)	$(2,320)	$(148)	$1,486
Year ended December 31, 2001 Allowance for doubtful accounts	$1,471	$4,274	$(525)	$(297)	$4,923

Exhibit Index

Number	Description of Exhibit
*1.1	Form of Underwriting Agreement.
*3.1	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be effective upon the completion of the offering to which this Registration Statement relates.
*3.2	Form of Amended and Restated Bylaws of the Registrant, to be effective upon the completion of the offering to which this Registration Statement relates.
*4.1	Specimen Certificate for the Registrant's common stock.
*5	Opinion of Olshan Grundman Frome Rosenzweig & Wolosky LLP.
*10.1	Registration Rights Agreement, dated as of March 26, 1999, among the Registrant and the other signatories listed therein.
*10.2	Registration Rights Agreement, dated as of May 13, 1999, between the Registrant and Velston Pte. Ltd.
*10.3	Second Amended and Restated Registration Rights Agreement, dated as of June 30, 2003, among the Registrant and the other signatories listed therein.
*10.4	Amendment to Second Amended and Restated Registration Rights Agreement, dated as of September 2, 2004, by and among the Registrant and the other signatories listed therein.
*10.5	Loan Agreement, dated as of July 29, 1999, between Israel Discount Bank Ltd. and Nesstech Advanced Technologies (1999) Ltd.
*10.6	Loan Agreement, dated as of July 29, 1999, between Bank Hapoalim B.M. and Nesstech Advanced Technologies (1999) Ltd.
*10.7	Apar Holding Corp. Employees' Equity Plan.
*10.8	Ness Technologies, Inc. 1999 Share Option Plan.
*10.9	Ness Technologies, Inc. 2001 Stock Option Plan.
*10.10	Ness Technologies, Inc. 2003 Israeli Share Option Plan.
*10.11	Ness Technologies, Inc. 2003 Stock Option Plan.
*10.12	Agreement, dated as of August 1, 1999, between the Registrant and Aharon Fogel.
*10.13	Amendment to Agreement, dated as of May 31, 2001, between the Registrant and Aharon Fogel.
*10.14	Services Agreement, dated as of July 1, 2003, between Ness Technologies Holdings Ltd. and GLY—Technological Horizons Ltd. (English translation).
*10.15	Amended and Restated Employment Agreement, effective as of June 1, 2001, between the Registrant, Raviv Zoller and Ness Technologies Israel Ltd.
*10.16	Amendment to Amended and Restated Employment Agreement, effective as of January 1, 2004, between the Registrant, Raviv Zoller and Ness Technologies Israel Ltd.
*10.17	Employment Agreement, dated as of May 14, 2004, between the Registrant and Yaron Garmazi.
*10.18	Special Personal Employment Agreement, dated as of December 12, 1995, between Advanced Technology Ltd. and Tuvia Feldman (English translation).

*10.19	Addendum to Personal Employment Agreement, dated as of August 1, 1999, between Advanced Technology Ltd. and Tuvia Feldman (English translation).
*10.20	Addendum to Personal Employment Agreement, dated as of August 23, 1999, between Advanced Technology Ltd. and Tuvia Feldman (English translation).
*10.21	Employment Agreement Addendum, dated as of August 27, 2000, between the Registrant and Tuvia Feldman.
*10.22	Summary of Meeting, dated May 3, 2001, between Raviv Zoller and Tuvia Feldman (English translation).
*10.23	Agreement, dated as of February 1, 1999, between Compro Software Industries (1997) Ltd. and Lea Atad (English translation).
*10.24
Transition Agreement and Continuity of Rights, dated as of July 1, 1999, between Ness Technologies and Ventures Ltd. (formerly Compro Software Industries (1997) Ltd.), Ness B.S.G. Ltd. (formerly Contahal Ltd.) and Lea Atad (English translation).
*10.25	Offer Letter, dated January 29, 2004, between the Registrant and Ivan Hruska.
*10.26	Contract of Employment, effective as of March 1, 2004, between the Registrant and Ivan Hruska.
*10.27	Special Personal Employment Agreement, dated as of December 12, 1995, between Advanced Technology Ltd. and Yoram Michaelis (English translation).
*10.28	Addendum to Personal Employment Agreement, dated as of August 1, 1999, between Advanced Technology Ltd. and Yoram Michaelis (English translation).
*10.29	Addendum to Personal Employment Agreement, dated as of August 23, 1999, between Advanced Technology Ltd. and Yoram Michaelis (English translation).
*10.30	Form of Indemnification Agreement by and between the Registrant and its officers and directors.
*10.31	Stock Purchase Agreement, dated as of August 30, 2002, among the shareholders of APP Group CEE B.V. listed therein and the Registrant.
*10.32	Merger Agreement, dated as of May 12, 2003, among the Registrant, Ness Acquisition Corp., Apar Holding Corp. and the shareholders of Apar Holding Corp. listed therein.
*21	Subsidiaries of the Registrant.
23.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.
23.2	Consent of PricewaterhouseCoopers LLP.
23.3	Consent of RSM & Co.
*23.4	Consent of Olshan Grundman Frome Rosenzweig & Wolosky LLP (contained in Exhibit 5).
*24	Powers of Attorney (included on the signature page of the initial filing of this Registration Statement).
*99.1	Consent of Satyam C. Cherukuri.
*99.2	Consent of Dan S. Suesskind.
*99.3	Consent of Gartner, Inc.

*
Previously filed.

QuickLinks

TABLE OF CONTENTS
PROSPECTUS SUMMARY
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
UNAUDITED PRO FORMA CONSOLIDATED COMBINED FINANCIAL INFORMATION
SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
PRINCIPAL AND SELLING STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS
UNDERWRITING
NOTICE TO CANADIAN RESIDENTS
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM To the Stockholders of NESS TECHNOLOGIES, INC.
NESS TECHNOLOGIES, INC. AND ITS SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS U.S. dollars in thousands (except per share data)
NESS TECHNOLOGIES INC. AND ITS SUBSIDIARIES STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY U.S. dollars in thousands
NESS TECHNOLOGIES, INC. AND ITS SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS U.S. dollars in thousands
NESS TECHNOLOGIES, INC. AND ITS SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS U.S. dollars in thousands (except share and per share data) (information as of June 30, 2004, and for the three month and six month periods ended June 30, 2003 and 2004, is unaudited)
REPORT OF INDEPENDENT AUDITORS
REPORT OF INDEPENDENT AUDITORS
APAR HOLDING CORP. AND SUBSIDIARIES Consolidated Balance Sheets (U.S. dollars in thousands, except share and per share data)
APAR HOLDING CORP. AND SUBSIDIARIES Consolidated Statements of Income (U.S. dollars in thousands, except share and per share data)
APAR HOLDING CORPORATION AND SUBSIDIARIES Consolidated Statements of Shareholders' Equity
APAR HOLDING CORP. AND SUBSIDIAIRES Consolidated Statements of Cash Flows (U.S. dollars in thousands)
APAR HOLDING CORP. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. dollars in thousands, except share and per share data)
APAR HOLDING CORP. AND SUBSIDIARIES Unaudited Condensed Consolidated Balance Sheets (U.S. Dollars in Thousands)
APAR HOLDING CORP. AND SUBSIDIARIES Unaudited Condensed Consolidated Statements of Operations (U.S. dollars in thousands)
APAR HOLDING CORP. AND SUBSIDIARIES Unaudited Condensed Consolidated Statements of Convertible Preferred Stock and Shareholders' Equity (U.S. dollars in thousands)
APAR HOLDING CORP. AND SUBSIDIARIES Unaudited Condensed Consolidated Statements of Cash Flows (U.S. dollars in thousands)
APAR HOLDING CORP. AND SUBSIDIARIES NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (U.S. dollars in thousands, except share and per share data)
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 13. Other Expenses of Issuance and Distribution.
  Item 14. Indemnification of Directors and Officers.
  Item 15. Recent Sales of Unregistered Securities.
  Item 16. Exhibits and Financial Statements.
  Item 17. Undertakings.
SIGNATURES
Exhibit Index